SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Portugal Telecom

Annual report _ 2008

Annual report 2008

11		Chairman’s message
13		CEO’s message
16	01	Macroeconomic environment
22	02	Regulatory background
30	03	Strategic profile
36	04	Innovation, research and development
42	05	Financial review
58	06	Business performance
59		Domestic operations
69		International market
76	07	Employees
78	08	Capital markets
83	09	Main events
88	10	Outlook
89	11	Statement by the persons responsible
90	12	Activities of the Non-Executive Directors
92		Consolidated financial statements
186		Report and opinion of the Audit Committee
188		Statutory audit report
190		Independent auditors’ report
192		Glossary
193		Board of Directors
194		Key figures
197		Additional information to shareholders

Portugal Telecom, SGPS, SA

Public Company

Share Capital: Euro 26,895,375

Registered in the Lisbon Commercial

Registry and Corporate no. 503215058

Avenida Fontes Pereira de Melo,

40 1069-300 Lisboa

The terms “PT”, “Portugal Telecom Group”,

“PT Group”, “Group” and “Company”

refer to Portugal Telecom and its

subsidiaries or any of them as the context.

Making a difference to everyone’s life

6.734

million Euros

Portugal Telecom’s consolidated income increased by 9.5% in 2008, driven by the growth in its mobile businesses, TMN and Vivo.

50%	637	17%
milhões de euros

50% was the contribution	637 million euros was the net	17% was the
international business made	result, excluding extraordinary	contribution that international
to the Group’s total	impact, an increase of 5%	investments made to Portugal
consolidated income. Brazil	compared with 2007.	Telecom’s net results,
contributed 46%.		excluding Brazil.

1.242

1,242 million Euros of investment in new generation

technology and client-associated investment, due to strong

growth in the television business.

70.000.000

70,000,000 clients — Despite strong competition in all the markets where it operates,

Portugal Telecom increased its client base by 28%.

6.944	312.000	4.301

6.944 milhões	312 thousand television	4,301,000 accesses
de clientes TMN,	clients, 15x more clients than	In 2008, accesses to the fixed
o que representa	in 2007, representing 43% of	network increased by 3%
um crescimento	the total of ADSL clients.	compared to a decrease
de 11% face a 2007.		of 5% in 2007.

Over 200 million Euros of investment in the Information Society.

Innovation

In 2008, Portugal Telecom invested

150 million Euros

in innovation, research and development,

which represented 2% of the Group’s consolidated income.

Portugal Telecom

Portugal

Wireline Euro 1,931 million (revenues)	• PT Comunicações 100%
• PT Prime 100%
Mobile Euro 1,601 million (revenues)	• TMN 100%

Main international asset	revenues (Euro million)

Vivo 31.78%	• Brazil	• Mobile	6,080
Médi Télécom 32.18% (1)	• Morocco	• Mobile	453
Unitel 25% (1) (2)	• Angola	• Mobile	863
CTM 28% (1)	• Macao	• Wireline and mobile	207
MTC 34% (2)	• Namibia	• Mobile	106
CVT 40% (2)	• Cape Verde	• Wireline and mobile	73
CST 51% (2)	• São Tomé e Príncipe	• Wireline and mobile	9
UOL 29% (3)	• Brazil	• ISP, contents and Internet	197
Dedic 100%	• Brazil	• Call centre	124
Timor Telecom 41.12%	• East Timor	• Wireline and mobile	26

(1) These investments are accounted for under the equity method. (2) These stakes are held by Africatel, which is controlled 75% by PT. (3) Revenues in 2007. As of the date of this report, UOL had not released yet its full year 2008 results

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%]; Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%]; Call centres [PT Contact 100%]; Pension funds management [Previsão 82.05%]

Portugal Telecom

Message from the Chairman

Chairman’s message

PT is also a company with major ambitions in both the domestic and international markets, and I’m confident that PT will continue to be a top player in the international telecommunications market, making a positive contribution to the creation of value for stakeholders in general, and for shareholders in particular.

This was also the three-year period in which PT consolidated its practices of sustainability, involving its staff, suppliers and also its clients.

With the presentation of the 2008 full year results, the mandate of the Board of Directors, which started on 21 April 2006, will be concluded.

The Board of Directors, elected in a context of turbulence due to the launch of a hostile Public Tender Offer, presented to the Shareholders a strategic plan for the future of PT that was approved by a large majority in the most participated Shareholders Meeting of PT’s history, which took place on 2 March 2007.

In the event that the proposal of the Board of Directors to pay a Euro 0.575 dividend is approved by the upcoming General Shareholders Meeting, the shareholder remuneration programme initiated on 2 March 2007 will be fully completed. This programme amounts to Euro 5.8 billion, implemented through the payment of dividends, a share buyback and the spin-off of PT Multimedia.

This programme was completed without jeopardising the financial situation of the Company and without compromising its investment capability, establishing a new configuration in the telecommunications market, in PT’s structure and in its product and service offering.

The appearance of the subprime crisis and its consequences in economies and markets

The three-year mandate of this Board was also marked by profound changes in the world macro economic environment. In effect, when, in middle 2007, the first signs of the subprime crisis came up in the United States, only a few anticipated the effect that such crisis would have in terms of undermining confidence in a way never seen before, progressively contaminating developed economies and emerging markets, causing a widespread slowdown and, eventually, a recession, aggravating social imbalances. Financial markets are now characterised by a new attitude towards risk, having changed the perception about financial leverage. In this context, the decision taken by this Board of Directors, of maintaining as a priority the objective of keeping the Company in investment grade rating, becomes even more relevant.

However, the impacts of the crisis caused by subprime mortgages and the various forms of derivatives have not only been reflected in financial markets, but have also dragged developed economies into significant slowdown or even recession in some cases. Although the Portuguese economy is not directly exposed in a relevant manner to the financial products that caused the crisis, it has suffered, in 2008, with the slowdown of its main trading partners. In this context, the economy slowed down from a 1.9% growth in 2007 to a 0% growth in 2008. This crisis, whose depth and contours remain to be accurately dimensioned, is a challenge not only for the Portuguese society but also for Portugal Telecom.

Aiming to better prepare itself for a more complex environment, PT has been focused on adapting its organisation to the new market reality, striving to extract efficiencies through infrastructure convergence, sharing best practices among the various business segments, focusing on the upselling of services to its customers and establishing relations of partnership with its suppliers.

A triennium marked by change: in the sector and at PT

The 2006-08 triennium was marked by a structural change in the telecommunications market, which was underpinned by the voluntary spin-off of PT Multimedia on 7 November 2007. This was, in fact, the major liberalising act of the telecommunications sector. As such, PT proactively contributed in a structural and decisive manner to the most important measure to increase competition in the sector.

The triennium was also marked by a profound evolution in the organisation of PT in the domestic market, by evolving its business portfolio, extending its service offering to pay-TV, and creating bundled offers with the various products, further exploring the paths opened by technological and market convergence.

In what concerns the balance between home and international operations it is worth highlighting the positive contribution of all international operations. Among these, Vivo, the leading mobile operator with 45 million customers, stands out. Vivo reinforced its competitive positioning by implementing GSM in record time, by obtaining nationwide coverage and by launching 3G services. The converging vision of Vivo’s controlling shareholders, which continues to be focused on increasing the value of the asset, contributed to the implementation of this restructuring process.

It is also worthwhile underlining the growth of the other international assets that are part of PT’s portfolio. As such, the contribution of other international assets to the consolidated accounts of PT represented, in 2008, 49.6% of revenues and 26.7% of net income. These indicators compare very favourably with 37.6% of revenues and -9.3% of net income in the beginning of the mandate.

The distribution of dividends relative to the fiscal year 2008 recently disclosed by Vivo, which has an impact of Euro 44 million on PT, has a symbolic meaning, going beyond its cash impact. This distribution compensates the effort and appropriateness of the guidelines and the investments established by the Board of Directors concerning Vivo’s restructuring.

PT continues deeply involved in the creation of a sustainable society

This was also a period in which PT intensified its sustainability practices, envolving its employees, its suppliers and also its customers, striving to concentrate its efforts in eco-efficiency, in obtaining synergies and sharing best practices among group subsidiaries. It is also important to emphasize the establishment of a task force to define the group energy strategy. As a result, PT was able to reduce its carbon footprint by 11.5% per annum in the past three years. It is also worthwhile mentioning the conclusion of the certification processes of the management systems of PT’s subsidiaries in Portugal complying with international standards — ISO 9001 — quality; ISO 14001 — environment; OHSAS 18001 — occupational hygiene, health and safety, as well as the creation of the Sustainable Model for Supplier Selection and Contracting.

PT has strong ambitions for the future

PT has reaffirmed itself in this period as a Company of reference and a flag in the development of information society in Portugal, with the implementation of various projects, among which we highlight “e-escolas”. With 70 million customers worldwide, representing a 55% growth as compared to 2005, PT is already a global Company. But, at the same time, PT is also a Company with strong ambitions for the future, both in the home and international markets, and I am confident that PT will continue to be a player of reference in the international telecommunications market, contributing positively to the creation of value to all stakeholders in general, and to its shareholders in particular.

Henrique Granadeiro
Chairman

Message from the CEO

CEO’s message

In 2008 PT consolidated its position as leader in the domestic market. Meo brought new opportunities to the fixed network, there was investment made in convergence, the reorganisation was attentive to the needs of each individual sector and the promotion of sustainability gave a clear signal to clients and partners that PT is a socially responsible company.

In 2008, Portugal Telecom changed. We changed as a company, we changed the market where we operate and we changed the habits of the more than 70 million customers we serve all over the world.

In a year marked by the expansion of the subprime mortgage crisis to the financial markets and the world economy and, internally, by an increased competition with the consolidation of a new operator, I cannot help but feel a sense of accomplishment and personal satisfaction with the results that your company achieved in 2008, in many cases surpassing the goals we set out a year ago.

A new market approach

One of the first steps we took was to adapt the organisation to its future challenges. Internally, the creation of PT Portugal through the organisational merger of PT Comunicações and TMN was a historical milestone for the company, representing a turning point in terms of efficiency and operational agility of the various business areas.

Reaffirming its commitment to the customer, PT abandoned a structure organised around fixed and mobile platforms, and changed to a structure centred on the specific needs of each segment, implementing a new organisation around five customer segments: Residential, Personal, SME, Corporate and Wholesale.

In order to continue to surprise the market consistently with innovative services, we took important steps to reinforce our internal culture of innovation and risk—taking, as one of the main drivers of growth and performance at PT. We thus created the conditions for the development and sharing of new and differentiating ideas, involving the whole organisation in the innovation process of new products and services, business concepts, customer experience levers and operational efficiency improvements.

Domestic market

In 2008 PT also reinforced its leadership position in the domestic market and confirmed the success of its three strategic priorities outlined: the launch of meo, the TV of the future, the achievement of mobile broadband leadership and the focus on the SME segment through innovative and convergent products, such as the Office Box solution.

In the Residential segment, we witnessed a historical inflection in retail line loss on the back of the success of meo, a triple- play offer based on a new TV experience in Portugal, offering a wide choice of channels, video-on-demand, high definition (HD) and latest generation set-top-boxes with digital recording and electronic programming.

In the year of its launch, meo reached more than 310 thousand customers. This growth compares very favourably with the peer group in Europe, and was the reflection of a young and irreverent brand that reached record levels of awareness, as well as the continuous introduction of innovative services, such as the launch of video-on-demand for the first time in Portugal. Worth highlighting is also PT’s victory in the digital terrestrial television (DTT) bid, which should enable us to strengthen our multi- platform strategy with national coverage, thus further contributing towards the growth of the pay-TV market in Portugal.

In the Personal segment, we consolidated our leadership position, in particular in mobile broadband, with our customer base more than doubling when compared to 2007. We also won several independent awards recognising the quality of TMN’s network. In 2008 our strategy focused on reinforcing our presence in the various regions in the country and specific segments, such as the youth segment.

In the SME segment, we clearly focused on the potential of fixed-mobile convergence. Through the launch of the Office Box solution, which includes, on a single package with simplified pricing, fixed and mobile voice services, fixed and mobile broadband, last generation hardware and an integrated support service, PT became a reference in providing an integrated service of telecommunications, with productivity tools and support services included.

In the Corporate segment, we consolidated our market position, winning an important number of new contracts for telecommunications solutions, as well as outsourcing, network management and IT solutions customised to the needs of our clients. Worth highlighting is also all the work developed in the education sector, where our vision for the future consists in providing our education system with one of the most modern telecommunications networks and, via the e-escolas programme, place it at the forefront of leading technologies, with students throughout the country benefiting from new working methods, internet access and increased literacy levels in IT tools.

International Market

In the international market, we achieved our best results in many years, confirming our two strategic priorities, namely consolidate Vivo’s turnaround and increase our proximity with all other international operations by leveraging on PT’s know- how, and reinforcing our strategy of being present in high growth markets, particularly Brazil and Africa.

In Brazil, we confirmed the successful turnaround of Vivo. The period was characterised by solid growth and by the reinforcement of our leadership position in the mobile market. Worth highlighting are the implementation of the 3 G network in the country and the achievement of national coverage, through the expansion of our presence in the Northeast and through the conclusion of Telemig’s acquisition in Minas Gerais.

In Africa, we focussed our management on superior operational execution, reinforcing the sharing of know-how and best practices, and strengthened our team in all African countries where we operate. These vectors and the work done with our local partners were a cornerstone for the significant growth achieved across the board.

Sustainability and Social Responsibility

2008 was marked by the reinforcement in our commitment towards sustainability and social responsibility as an integral part of our strategy.

PT is determined to promote the future sustainability of our society, both through its direct impact, by reducing its carbon emissions and energy consumption, and through its indirect impact, by promoting the dematerialisation of our day-to-day activities and reducing the carbon footprint with the products and services that it provides to the market.

Also noteworthy was PT’s focus on promoting the social wellbeing of its employees and society. Internally, this focus was evident, for example, in a set of scholarships provided to the children of our employees, free access to our internal libraries and voluntary work during work hours. Externally the initiatives led by Fundação PT, one of the largest Portuguese foundations associated with an economic group, were also of particular importance.

Future Perspectives

Notwithstanding the market’s competitive environment and the current domestic and international economic outlook, PT will continue to reinforce its strategy based on a clear focus on innovation and on exploring all the growth potential of its domestic and international assets.

We will continue to execute our vision for the sector, with particular incidence on fixed-mobile convergence and on integrated multimedia solutions. Our strategy will encompass a multi-platform approach, with the implementation of our DTT network and, under the appropriate regulatory framework, the investment in a fibre network that will radically change the way we all live and work in Portugal.

Internationally, we will continue to explore both Vivo’s full growth potential and the synergies of our current international portfolio. Furthermore, we intend to increase our exposure to high growth markets in a selective manner, with particular focus in Africa.

The challenges and opportunities that we face inspire us to realise our vision of transforming the society in which we live. I would like to thank the support and trust we received from our shareholders, the commitment and professionalism of our staff and the trust of our customers and suppliers, without whom we would not succeed in fulfilling our vision for the future.

Zeinal Bava

Chief Executive Officer

01 _ Macroeconomic environment

The worsening of the subprime mortgage crisis became a general crisis of confidence with repercussions in international financial systems and markets. The collapse of financial institutions in the USA and Europe caused reluctance on the part of institutions to invest in money and credit markets.

The worldwide economic downturn

2008 was marked by the extension of the US subprime credit crisis, which gradually developed into a widespread confidence crisis affecting the global financial system and economy.

The increased perception of the liquidity and solvency risks, coupled with the bankruptcy or loss of independence of some financial institutions in the US and in Europe, resulted in an almost complete reluctance of most financial institutions to expose themselves to each other in the money and credit markets.

The scarcity of liquidity in the private sector was particularly visible between the end of the third quarter and the beginning of the fourth quarter, despite the aggressive intervention of the authorities to ensure the normal functioning of the markets.

In the euro zone, the 3-month Euribor interest rate rose from 4.68% at the beginning of 2008 to a maximum of 5.39% in October, but ended the year at 2.89%, after the reference rate cuts and the strong liquidity injections into the money market carried out by the European Central Bank (ECB).

Euribor and Libor interest rates

Source: Bloomberg.

The risk- averse environment was also visible in the performance of the Euribor rate spread when compared to the 3-month Treasury Notes, which jumped from 88bps to a maximum of 350bps (also in October ), before ending the year at a lower, though still relatively high value (124 bps when compared to values close to 20 bps in the Summer of 2007).

The growing uncertainty, particularly in the financial sector, and the expectation of a global economic downturn have strongly penalised the main stock market indexes in 2008. In the US, the Dow Jones, Nasdaq and S&P 500 indexes fell by 33.8%, 40.5% and 38.5%, respectively, while in the euro zone, the DAX, CAC40, IBEX and PSI20 fell by 40.4%, 42.7%, 39.4% and 51.3%, respectively.

The high volatility was also observed in the commodities markets. In the first half of 2008 oil prices soared, reaching a value close to USD 150 per barrel in July. This climb in oil prices was mainly due to a strong demand in emerging markets, to the expansion difficulties on the global supply side, and, in particular, to speculativeon movements. The expected demand slowdown and, later on, the increased probability of a global recession scenario withdrew support to thefor speculative demand movements and contributed to a strong correction of in the barrel price, which closed the year at values close to USD 40, notwithstanding the cuts in production.

Oil prices (USD and EUR/barrel)

Source: Bloomberg.

The same correction trend was observed in the non-energy resources, which altogether have contributed to a decrease in the inflation rate, as well as in inflation expectations, at the end of the year.

The more restricted monetary and financial environment, the lack of liquidity in the capital markets, the strong rise in inflation and in the prices of commodities in the first half of the year, and last but not least, the significant drop in confidence levels among economic agents have fuelled a slowdown or even a contraction of the major developed economies.

Portugal

Even though Portugal was not directly exposed to the subprime crisis, the Portuguese economy suffered, in 2008, the impact from the confidence crisis in the international financial system, from the rising costs of commodities in the first half of the year, and from the slowdown of external demand. Within this context, GDP growth slowed down from 1.9% in 2007 to 0% in 2008, with two consecutive quarterly drops in economic activity during the second half of 2008.

This scenario was due to the sharp decline in exports, with the annual growth rate falling from 7.6% in 2007 to just 0.6% in 2008, and to the stagnation in investment, which decreased by 0.8% when compared to an increase of 3.2% in 2007. It should be noted, however, that Portuguese exports to Angola, the Magrebe and other regions in Asia and South America were particularly dynamic.

Gross Fixed Capital Formation was affected primarily conditioned by a more restrictive global financial and monetary environment and by lower demand expectations, which could be observed via in the downward trend, throughout the year, of the main indicators of business confidence.

Altogether, in 2008, private consumption showed a slight decrease, with the annual growth rate decreasing from 1.6% to 1.4%. This implies a growth rate that is still higher than GDP growth and suggests a further decline of the savings rate of families to a level of around 5.5% of GDP. Despite the negative trend in the private consumption confidence index, household spending was supported in the second half of the year by decreasing inflation levels.

Main macroeconomic indicators — Portugal	Real growth rates (%), except where noted

	2001	2002	2003	2004	2005	2006	2007	2008 E
GDP	2.0	0.8	-0.8	1.5	0.9	1.4	1.9	0.0
Private Consumption	1.3	1.3	-0.1	2.5	2.0	1.9	1.6	1.4
Public Expenditure	3.3	2.6	0.2	2.6	3.2	-1.4	0.0	0.3
Investment	1.2	-4.7	-8.3	2.5	-1.5	-0.3	3.2	-0.8
Exports	1.8	1.5	3.9	4.0	2.0	8.7	7.6	0.6
Imports	0.9	-0.7	-0.8	6.7	3.5	5.1	5.6	2.3
Inflation	4.4	3.6	3.3	2.4	2.3	3.1	2.4	2.6
Budget Deficit (% of GDP)	-4.3	-2.8	-2.9	-3.4	-6.1	-3.9	-2.6	-2.2
Public Debt (% of GDP)	52.9	55.5	56.9	58.3	63.6	64.7	63.6	65.9
Unemployment	4.1	5.1	6.4	6.7	7.6	7.7	8.0	7.6
Current Accounts Deficit (% of GDP)	-8.5	-6.0	-3.3	-5.7	-8.3	-9.3	-8.2	-8.9

Source: INE, Bank of Portugal, European Commission, OECD, ES Research

The average annual inflation rate rose from 2.4% in 2007 to 2.6% in 2008, although year-on-year price levels ended up with a positive variation of only 0.8%. The average annual unemployment rate declined from 8.0% in 2007 to 7.6% in 2008, reflecting the growth observed in the previous two years slightly above the potential. However, it is important to note that unemployment has already increased in the fourth quarter of 2008 in line with the stagnation of economic activity observed in the second half of the year.

Tougher restrictions in the financial credit market contributed to a slowdown in the annual growth of loans granted to the private non-financial sector, which dropped from 9.9% in 2007 to a value close to 7.5% in 2008.

Brazil

At the end of 2007, the Brazilian economy was growing strongly and the trend continued in the first nine months of 2008 fuelled by internal demand, higher income and credit expansion. However, from October onwards, the uncertainty environment and confidence crisis led businesses and consumers to review their investment and consumption decisions, causing the economic activity to lose some momentum.

The Brazilian industry grew by 6.4% until September 2008 but declined in the fourth quarter, with GDP decreasing 1% after twelve consecutive quarters of growth. However, throughout the year GDP may still have grown very close to the 2007 average of 5.7%. Inflation also declined by the end of the year, going from a monthly average of 0.53% until August to 0.28% by December 2008.

This reversal of the macroeconomic scenario led the Brazilian central bank, during its meeting in October, to interrupt the trend of several increases of in the reference interest rate and to start discussing the possibility of reducing rates in December. The Selic rate ended 2008 at 13.75% (11.25% in December 2007) and the official inflation rate ended the year at 5.9%, above the target of 4.5% but still below the cap of 6.5%.

The Real/Euro exchange rate also showed high volatility during 2008, with an appreciation trend during most of the year, reaching a level of EUR/BRL 2.38 in August 2008. Subsequently, and following the deterioration of the international crisis, the Real/Euro exchange rate depreciated, ending the year at a rate of EUR/BRL 3.24.

Exchange rate EUR/BRL

Source: Bloomberg.

African countries

The main African countries where PT is present showed a positive and strong economic performance in 2008.

In Angola, GDP grew by 16%, with the oil sector growing at an annual rate of 13%, while the non-oil sector grew at an annual rate of 19%. In fact, the Angolan economy is showing stronger signs of economic diversification reducing its dependence on oil exports. The country’s annual inflation rate was 12% and its currency, the Kwanza, kept its parity to the USD and, consequently, lost 7% against the Euro.

In Namibia, GDP showed an annual growth of 4% and the inflation rate was 9%. The Namibian Dollar (NAD), which is in parity system with the South African Rand, showed an average devaluation of 2530% against the Euro.

In Cape Verde, GDP grew by 6% and the inflation rate was also 6%. The exchange rate between the Cape Verde Escudo (CVE) and the Euro is fixed.

In Morocco, GDP grew by 7% and the inflation rate was 4%. The Moroccan Dirham (MAD) had an average devvaluation of 1% against the Euro.

02 _ Regulatory background

Within the context of the changes to the regulatory framework, special mention must be made for the spin-off of PT Multimédia, on 7th November, 2007, changing the competitive environment of the telecommunications market, as well as the Resolution of the Council of Ministers’ definition of the New Generation Networks as a strategic priority for the country. Territorial segmentation has also opened up new competitive possibilities for PT.

Domestic market

The spin-off of PT Multimedia, PT’s former cable business, which was concluded on 7 November 2007, changed the competitive landscape in the Portuguese telecommunications market. Following this event, I in 2008, several aspects of the regulatory environment were under discussion: the Regulatory Reform (a process not yet concluded), Next Generation Networks and Digital Terrestrial Television.

Next Generation Access Networks

On 18 June 2008, ICP-ANACOM launched a public consultation on the regulation of Next Generation Access Networks (NGA), which addressed several aspects, namely market and technological issues, the impact of NGA on existing networks, the development models, public policy aspects and regulatory models. As of 31 December 2008, ICP-ANACOM had not published both neither the requests and nor the results of the consultation, which has prevented a consistent definition of the regulatory framework for NGA.

On 30 July 2008, a Resolution of the Council of Ministers was published — Resolution No. 120/2008, which established NGA development as a strategic national priority as well as several objectives for 2010, aiming at having one million individual users, as well as several public services, connected to NGA. A set of legislative measures in respect of access to ducts and to the public domain, and in respect of in-building wiring were also addressed in the Council of Ministers Resolution which should be part of the final regulation.

On 18 September 2008, the European Commission launched a consultation on a draft Recommendation on the regulated access to NGA, under which the Commission intends to define general regulatory principles, as well as regulatory solutions for FTTH and FTTN, including the unbundling of fibre and bitstream solutions. The Commission is still working on the final version of the Recommendation.

Digital Terrestrial Television

In February 2008, the regulations for the tender procedures regarding the grant of rights of use of frequencies for the broadcasting of digital terrestrial television services and for the licensing of the distribution operator were published, one regarding Multiplex A, for the nationwide transmission, nationwide, of free-to-air television programmes, and the other regarding Multiplexers B to F, for the transmission of pay-TV television programmes, nationwide — Muxes B and C — and regional — Muxes D to F.

PT won the tender concerning Mux A: in December PT was awarded the granting title of to the relevant frequencies, which shall will allow the launch of Digital Terrestrial Television (DTT) in Portugal, and the switch-off of the analogue distribution signal, complying with the deadline set out by the European Commission (2012).

In relation to the tender concerning Muxes B through F, PT has also won the tender, a decision that was judicially contested by the other competitor. As a result, the tender procedure is involved inprocess is the subject of litigation, which has led to the suspension of the awarding decision by ICP-ANACOM and ERC, the Portuguese media regulator.

Relevant markets 4 & 5

On 26 June 2008, ICP-ANACOM published a consultation on the wholesale market for (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location (MR 4) and on the wholesale broadband access market (MR 5), having notified the European Commission of its final decision on 4 December 2008, according to which 184 central office areas were considered competitive, which correspond to circa 61% of broadband accesses, and in which PT will be unburdened of some of the obligations imposed by the NRA in 2005.

In those 184 areas, PT will not be subject to margin squeeze rules and to ex-ante control for of its broadband retail offers. Within one year, PT will no longer be forced to keep its bitstream wholesale offer in those areas.

However, PT shall will maintain its obligations relating to local loop unbundling and access to ducts. According to ICP-ANACOM, the aspects related to regulation of dark fibre offers and fibre access unbundling will be dealt with under a specific consultation process.

Universal service

In January 2008, ICP-ANACOM issued a final decision rejecting the estimates that PT Comunicações (“PTC”) had presented in October 2006 regarding the Net Costs of the Universal Service (“NCUS”) for 2003 as well as for 2001 and 2002 (both recalculated). ICP-ANACOM also announced that, within 90 days, it would launch a public consultation on a methodology to calculate the NCUS. This deadline expired in the middle of June with no further developments.

In February 2008, following a decision of the Portuguese Government, and notwithstanding that, under the Concession Agreement, PTC is the designated Universal Service Provider (“USP”) until 2025 and that the fundamental questions regarding the compensation for the NCUS remain open, ICP-ANACOM published a public consultation on the Universal Service aiming at preparing a tender for the designation of the USP in 2009.

In September 2008, the Regulator published the report on the Universal Service (“US”) Consultation and the Government made public its will to review or renegotiate with PTC the terms of the Concession Agreement (in order to be able to begin the tender procedure for the designation of the USP). PTC and the Government have already initiated conversations on this issue but a final agreement is yet to be reached.

Compensation for the provision of public services

In November 2008, the Portuguese Government approved a Euro 1 million fund, inserted included in the State Budget for 2008, to be paid to PTC as compensation for the mandatory provision, pursuant to the Concession Agreement, of the following telecommunication services: Telex, Telegrams, Maritime Mobile and TV Broadcast.

Base price plan for the fixed telephony service

On 29 October 2008, ICP-ANACOM decided not to oppose the new fixed telephony base price plan for the residential market, which came into effect on 27 September, extending the period with for free unlimited on-net calls (week nights, from 21h to 09h) to weekend nights as well.

The nominal price variations, calculated for the basket of services considered by ICP-ANACOM for the control of the price-cap, were of -0.66%(instant variation) and -0.65% (annual average).

Wholesale market for voice call termination on individual mobile networks

On 2 July 2008, ICP-ANACOM approved a decision in respect of the specification of price control obligations within the wholesale market for voice call termination on individual mobile networks. Such decision imposed a decrease in mobile termination rates and introduced asymmetry on behalf of the third mobile operator.

This decision should have been effective as from 15 July 2008, but due to certain circumstances concerning its approval, it only became effective as from 23 August 2008.

The decision contains a new glide path, with an accentuated price decrease for the mobile termination rates of TMN ande Vodafone’s mobile termination rates, and grants Optimus a longer transition period for achieving such glide path (asymmetry), so that on of 1 October 2009, the price for voice call termination on mobile networks shall will be of Euro 0.066.50 cents per minute, for all three mobile operators.

Voice call origination on mobile networks

On 6 August 2008, three years after beginning (and not concluding) the analysis on Relevant Market 15, ICP-ANACOM published an “understanding”, in which it urged mobile operators to decrease their origination rates to a simular level as termination rates until by 30 September 2008, and, simultaneously to promote a reduction in the prices charged to other operators for billing and collection, under the threat of forwarding such matters to the Competition Authority or to address it within the scope of relevant market analysis.

ICP-ANACOM’s understanding was issued after the publication of the European Commission’s new Recommendation on Relevant markets for purposes of ex-ante regulatory remedies, which no longer contains former Relevant Market 15.

Roaming regulation

Pursuant to Regulation 727/2007 on roaming rates within the EU, the European Commission has the responsiability to submit to the European Parliament a report on the functioning of that regulation, indicating if its objectives have been reached. For that effect, on 7 May 2008, the Commission launched a call for inputs, envisaging assessing the functioning and impact of the regulation on roaming rates within the EU, aiming, among others, at obtaining the opinion from all stakeholders as to the accomplishment of the Regulation’s main goals (reduction of roaming wholesale and retail charges) and impact in revenues and profits of operators.

The call for inputs also addressed the possible extension of the Regulation to roaming data communications, in particular SMS and MMS. The Commission also requested operators’ clarifications in respect of price differences between data services while on roaming as opposed to prices practiced in the domestic market.

According to statements issued on 15July 2008 15, the Commission intends to impose a reduction of roaming rates for data services, which may occur during 2009.

Spectrum — other aspects

ICP-ANACOM approved the new version of the National Frequency Allocation Plan 2009 — QNAF 2009.

A Regulation has been approved establishing the rules governing the identification and signalling of radiocommunication stations.

Granting of rights of use of frequency 3400-3800 MHz

After a public tender, ICP-ANACOM selected the entity which will present a proposal on the auction model for the awarding of the rights to use the frequency band of 3400-3800 MHz to operate BWA systems. The selected entity will also define the rules and the support system of the auction process.

Granting of rights of use of frequency 450MHz

On 22 August 2008, the regulation for the tender procedure regarding the grant of rights of use of frequency 450MHz for the provision of mobile services for all national territory was published. TMN and the other two mobile operators were prevented to from participatinge in this procedure, since, as was the case of other mobile operators, it has they have already been granted the right of use of frequencies for the provision of mobile telephone services.

Granting of rights of use of frequency 2500-2690 MHz

On 11 December 2008, ICP-ANACOM approved the public consultation paper on rights of use in the frequency band 2500-2690 MHz (also known as the 2.6 GHz band).

Fees for radiofrequency usage

On 17 December 2008, Ordinance no. 1473/2008 was published, which changed the rules for the determination of the fee to be paid by mobile operators to ICP-ANACOM, for the usage of radiofrequencies.

Brazilian market

Main aspects during 2008

•                  ANATEL maintained its supervision actions, intensified by the implementation of the new Mobile Service Regulation and of the Decree-Law 6523/2008 (general rules on Customer Care services provided by telephone), on 13 February 2008 and 1 December 2008, respectively.

•                  ANATEL published Public Consultations and Resolutions, regarding the changing of the Regulatory framework, focusing on the increase of competition and consumer rights.

•                  New General Authorisations Plan, Decree-Law 6654/2008, allowing a telecommunications group to own several telephony companies in more than one region of Brazil.

•                  Portability process implemented last September 2008, allowing customers to keep their mobile number regardless of the mobile operator.

•                 During 2008, the free negotiation between mobile operators over the interconnection prices (VU-M) was kept and, consequently, the contracts signed previously were maintained. On July 2008, ANATEL approved new prices for local and long distance calls (VC-1, VC-2 and VC-3). Consequently, there has been an adjustment of VU-M prices for all the fixed-mobile calls, involving all the fixed and mobile operators.

Main Public Consultations

•                  The Ministry of Communications (Administrative Rule 179/2008) has launched a public consultation with the objective of understanding citizens’ expectations on the future of the Brazilian communications sector, in order to help the Brazilian Government to improve its communication policy.

•                  On November 2008, ANATEL launched the Public Consultation 54/2008 regarding the primary allocation of the frequency band of 3.400 Mhz to 3.600 Mhz to be used in mobile services and additionally in multimedia communications and fixed telephony. The Consultation period ended at 5 January 2009.

•                  The period for contributions over to the Public Consultation 7/2008, concerning the assessment of efficient use of radiofrequency spectrum, ended on 6 May 2008.

ANATEL’s main resolutions

•                  Resolution 516, concerning the General Plan to Revise the Telecommunications Regulation in Brazil (PGR), establishes as short term initiatives: 1) revision of the quality service indicators, taking into account consumers perception,s about quality indicators; 2) implementation of a Mobile Virtual Network Operator regime, 3) allowance of restricted mobility for other telecommunications services,; 4) usage of new frequency bands, such as 450 MHz, 2.500 Mhz and 3.500 Mhz, including remains the remainders of SMP auctions, in order to expand broadband services, and 5) a study regarding the identification of Significant Market Power in mobile operators.

•                  On 29 April 2008, following the process 002/2007 — “3G”, Vivo signed the Terms of Radiofrequenciesy Authorisation. For band J (1.900 to 2.100 MHz), Vivo signed twenty such terms for the allocation of rights for a period of 15 years, extendable an unique timeonce for a new period of 15 years.

•                 On 30 June 2008, ANATEL published in the Diário Oficial da União (DOU) the Act 3832, deciding that mobile operators, using analogue base stations, must maintain these this equipments until the end of the Public Consultation 24/2008 or until a new date established in the meantimewhile by ANATEL.

•                  On 4 March 2008, the Council of Directors of ANATEL approved the authorisation to transfer of the control of Amazonia Celular to Vivo, as well as the subsequent authorisation to transfer of the control of Amazonia Celular to Oi (Telmar Norte Leste S.A.).

•                  On 30 April 2008, according to the Resolution 483/2008, all mobile operators presented the first version of the document on Cost Accounting Allocation and Separation (DSAC), known as the cost model.

03 _ Strategic profile

PT intends to consolidate its position as leader in the market segments where it is present. By entering the TV business, PT is reinventing its domestic residential business, taking full advantage of its unique capacity to offer integrated services. The extension of international operations and major investment in innovation consolidate PT’s competitive advantages.

Business environment

Telecommunications sector

Emerging markets as growth engine. In 2008 emerging markets contributed in an even more evident way towards the growth of the telecommunications revenue pool, representing over 67% of total growth, underpinned by high growth in subscribers.

Enhanced convergence trend. The availability of new access technologies and equipment with IP functionality has been driving an increasing convergence of contents and services across platforms. This trend has led to an increasing competitive pressure among telecommunications operators, IS/IT companies and content providers.

Telecommunications context in Portugal

Increasing competitive pressure. The telecommunications sector went through a major transformation in Portugal, with the consolidation of a new operator — Zon Multimedia — and increased commercial aggressiveness from Sonaecom and Vodafone.

Coordination between telecom operators and the Government regarding info-social inclusion. In 2008 there was a consolidation of a wide range of programmes, within the scope of the Technological Plan announced by the Portuguese Government in 2005, aimed at building the information society. The extension of the e-escolas programme, the projects implemented in the healthcare sector and the negotiation, in 2009, of a protocol for the development of the Next Generation Networks (“NGN”) are some of the examples that can be mentioned.

Strategy

Domestic leadership in all segments

Reinforce leadership in all market segments where PT operates. By entering the pay-TV business, PT is reinventing its domestic residential business, starting from an attacker position and, simultaneously, leveraging its position as a major integrated operator, aiming at offering broad and convergent products and services. In a converging world where individuals increasingly need to contact, communicate and consume seamless data services through all types of devices everywhere — at their workplace, at home or on the street —, PT’s unique skills and ability to offer integrated services are proving to be a true competitive advantage in Portugal.

“To make the difference” in customer service. In a context of major market transformation and economic uncertainty, understanding customers’ needs throughout their life cycle and address these needs by ensuring world-class execution is a distinctive factor. This trust-based relationship makes possible to successfully encourage customers to adhere to increasingly complete product and service packages for longer periods.

International expansion

Maximise the strategic value of PT’s international assets, reinforcing the focus on Brazil and Africa. Given PT’s size, growth prospects and starting position, the Brazilian market remains a priority, representing already 46.3% of PT’s revenues in 2008. Africa will continue an important source of growth, where PT will reinforce partnerships and explore value-creating investment opportunities.

Focus on operational and commercial excellence in all assets, ensuring best practice sharing. By reinforcing operational and commercial excellence in all operations and promoting the sharing of best practices, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments (high or low income) as well as its competitive positioning.

Innovation

Competitive advantage of PT to become a “specialist operator”. PT aims to be an innovative operator, thus ensuring its own space in the global telecommunications sector. As such, PT concentrates its operation around distinctive skills, eliminating activities and operations where PT does not have this differentiating factor. PT believes that there are advantages in doing partnerships with local players in the markets where it operates. As a result, PT’s businesses will benefit from PT’s technological and business expertise, while leveraging on the local knowledge and relationships of its partners thus creating stronger and more agile local companies. A more detailed section on innovation, investigation and development is available in this report.

Recent performance

Domestic operations

New operational and organisational structure. The operational integration of TMN with the wireline segment represents a milestone for the organisation, as well as a turning point in efficiency and effectiveness in the way that business areas operate. The new organisation is based on two principles:

•    Stronger customer focus, PT moved from a structure organised around fixed and mobile platforms to a structure centred on the specific needs of each segment, implementing a new organisation around five customer segments: Personal, Residential, SMEs, Corporate and Wholesale.

•    Superior operational efficiency, by eliminating several decision processes and layers, turning PT into a leaner and more agile company to effectively compete in an increasingly challenging environment.

Reversal of the historic trend in the wireline business. At the end of 2008, the wireline business registered a historical inflexion of customer loss, with a net increase of retail accesses. This movement resulted from PT’s entry in the pay-TV business with Meo — an innovative multiplatform offer (IPTV, satellite and mobile) — reaching an impressive success at a European level. In one year, Meo’s customer base increased 14.9 times, reaching over 310 thousand subscribers at the end of 2008 and an estimated market share of 14% of the pay-TV market in Portugal, already representing 42.9% of PT’s ADSL customers. Worth highlighting is the increase in ADSL in the second half of 2008, where PT recorded a number of net adds higher than the competition. Furthermore, by winning the bid for DTT broadcasting, PT increased its capacity to offer a unique multiplatform service at national level.

Strong growth in the mobile business. PT consolidated its leadership position (+10.9% annual growth in mobile customers) with stronger focus on the post-paid segment (+4.3pp of total customers in 2008 vs. 2007) and growth in mobile broadband revenues (data as a percentage of service revenues up by +4.3pp).

Leading-edge convergent products. In 2008, PT strategically captured the potential of fixed-mobile convergence opportunities. Targeting the SoHo and SMEs segment, PT launched the Office Box solution, a national and European reference in the provision of an integrated telecommunications service of fixed and mobile voice and data, software and hardware productivity tools and support to the corporate segment.

International operations

The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector over recent decades and PT is no exception. PT has been building a relevant portfolio of international operations which registered a 21% growth in 2008, increasing its importance for overall PT revenues by 5pp (50% of PT revenues in 2008).

Successful turnaround of Vivo. In 2008, a programme targeted at overcoming the challenges of a very competitive market was consolidated, with the objective of reinforcing customer focus and market leadership with the best network and customer service. Simultaneously, Vivo engaged in several projects to increase its productivity levels and integrate operationally all the previous operating companies. This repositioning allowed Vivo to reverse the historical trend of market share loss and, by increasing the gross addition rates and reducing churn, consolidate its position in the Brazilian market.

Increasing efficiency and productivity levels of international assets. The continuous focus on efficiency in international operations — and sharing of best practices — has allowed for a profitability increase in these operations in 2008.

04 _ Innovation, research and development

Competitiveness and differentiation in relation to business rivals involves investment in innovation, research and development. Within an increasingly competitive context, PT has invested 150 million Euros in this area, demonstrating that innovation is more than mere investment but more an integral part of the company’s DNA.

As already addressed in the strategic profile section, PT is fully aware that success lies in the constant search for innovation and differentiation opportunities, and has accordingly set forth a number of successful initiatives in the various businesses and markets where it operates. The present competitive landscape requires strong dynamics in order to ensure leadership. 2008 was a particularly interesting year at this level, with the various companies in the group significantly contributing to innovation through the increase in competitiveness and differentiation vis-à-vis the competition.

In 2008, PT invested more than Euro 150 million in innovation, research and development, which translates into more than 2% of total revenues.

Besides the investment in innovation in the development of new products and services, other areas were also considered, such as operational efficiency, customer care, development of new business models and the creation of a more efficient cultural organisation, thus broadening the scope of intervention and contributing to the expansion of PT’s competitive advantages.

Domestic operations

In the domestic operations, PT has been implementing various activities and projects.

Product and service development

Given the present competitive context, the main investments in innovation focused on the development of new products and services. These investments sought not only to attract new customers but also to retain the present customer base, reinforcing the functionalities and quality of the services rendered.

The main emphasis, in 2008, goes to investments in IPTV. The development of innovative services in the Meo service platform (Meo Sat, Catch-Up TV and Thematic Bundles) as well as the simplification of new customer provisioning via SMS contributed to the very positive growth of the customer base throughout 2008.

As regards to contents, the portfolio evolution of broadband products and services, both in fixed and mobile broadband access components, ensured differentiation from the competition. Examples of this are the Music Box and “Contacto Disponível” services.

Finally, the development of new segmented business offers, supported by technological and applicational converging solutions, enable the satisfaction of specific needs of different market sectors in an innovative way.

Development of web solutions

Web solutions is a strategic area that has seen considerable technological and functional evolution in recent years, and therefore has been the target of particular attention in terms of innovation.

New added value functionalities were developed in the largest national portal, SAPO, and in mail and community service components (“Sapo Local” and “T2para3”), allowing PT to increase the levels of customer loyalty and service quality.

In what regards Web 2.0 functionalities, capitalising on the extensive user base and drawing on a crowdsourcing system, various differentiating functionalities were implemented with great impact in the experience of Internet service users.

Another aspect that needs to be underlined in the Web component is the development of new advertising functionalities in order to monetise the user base that resorts to the functionalities of the browser on a daily basis, seamlessly allowing the interaction between user and advertiser.

Operational efficiency

Throughout 2008, PT also committed to innovation in areas that have an impact in terms of operational efficiency.

On this front, the greatest emphasis goes to the redesign of the information systems, which supports the business restructuring made necessary by the fixed mobile convergence, combined with the pressing call for the continuous improvement of operations, with an impact in terms of processes and systems.

Bearing in mind the environmental impact generated by operational activities, PT sought new solutions for energy rationalisation. The selective use of voltaic panels, wind-powered generators, hydrogen fuelcells, and climatisation systems supported on solar cold, enabled greater cost containment and improved efficiency rates.

Lastly, and in a context where customers increasingly require autonomy in their decisions and self-management of their telecommunications service levels, PT invested significantly in components related to self-service and self-care, seeking to provide the final customer with higher service quality.

Society and the environment

PT’s positioning has always been based on the core principles of growth and innovation, with the aim of improving the integration and prosperity of society.

Therefore, the social responsibility area takes on special relevance. In recent years, PT has invested consistently in projects in this field and 2008 was no exception. For the first time, the convergence between the mobile technologies and initiatives of a social nature has enabled PT to launch an innovative service — Kazoo, aimed at supporting non-profit charitable institutions.

From the perspective of contributing to the social and economic development, PT played an active role and developed several solutions in the context of the governmental initiative of the Information Society and the digitalisation of government services, namely:

•    Solutions for the Central Administration — namely, “Esquadra Século XXI” (21st Century Fleet) developed with the Ministry of Internal Administration and with the Police Force; the “Atendimento Temático da Deficiência” service (“Call Centre for Disability”) with the national Social Security Institute and the Information System for Public Buildings within the Portuguese General Directorate of Treasury and Finance.

•    “e-Escolas” and “e-Escolinhas” — integrated in a wider initiative supported by the Portuguese Government, with the aim of providing students, between the first grade and university, a laptop and internet access bundle.

•    Solutions for the healthcare industry — responding to one of the strategic objectives for the development of Portugal in the healthcare industry, specific services were developed to address the needs of this complex and demanding market.

International operations

In international operations, PT’s main commitments are related to the capitalisation of the know-how built upon the various operations, fostering the exchange of experiences and maximising success in new markets.

In this context, several initiatives were carried out aimed at attracting a client base in emerging markets, ensured by adapting the business offerings to the specific needs of the various local segments.

It is also important to underline innovative initiatives developed with the objective of increasing the range of services and functionalities for customers, both pre-paid and post-paid, and development of solutions to increase customer loyalty on the back of commercial advantages, as is the case with the Fusion Combo service in Namibia.

On the other hand, the use of new business channels allowed for greater market dynamics, not only by resorting to new web channels, but also by implementing new business models for attracting and retaining customers.

All-in-one business solutions became specially relevant, focusing on a product service bundle approach with an associated monthly fee. These offers are supported by the migration of concepts from more mature markets, like the Office Box for the SME segment, incorporating local adaptations as required.

Research and development

PT believes that structured and continuous investment in research and development is crucial for the evolution and improvement of innovative products and technologies.

PT has invested in intellectual capital and in methodologies with the purpose of creating a culture of innovation and of ensuring new technological breakthroughs.

In this area, PT Inovação has played a fundamental role in the development of prototypes and business support solutions for the whole Group. In 2008, the following areas were explored:

•    Context Awareness services and applications to support future IP Multimedia environments;

•    Development of Content Delivery and Interactivity solutions for Mobile TV platforms;

•    Connected Home Systems and their integration with home electronic equipments;

•    Research and experimentation in Spatial Motion Recognition to support new forms of interaction with multimedia contents, in a physical, easy and immersive way;

•    Study and development of optical technology systems for the network, with a special focus on low-cost GPON solutions;

•    Research and trial of Digital Terrestrial Television — DTT solutions.

At the same time, and within the scope of the active involvement in the Carnegie Mellon University programme, PT sponsored the participation of several students in the Professional Master’s and Doctoral programmes. In addition, PT hired students that concluded the first edition of the programme, reinforcing its commitment to attracting young talent in the technological and innovation areas. In this context, applied research projects were developed in the following areas:

•    Operational Information Intelligence;

•    Design and optimisation of triple-play infrastructures for converged Networks;

•    Anti-phishing and cybersecurity;

•    Future Vision for Health Care — Next Generation Hospital;

•    Usability of the Web portal for the Meo service;

•    Geographic segmentation of next generation networks.

05 _ Financial review

The company’s international business now represents over half of its business volume.

Consolidated income statement

Consolidated income statement (1)	Euro million

	2008	2007	y.o.y
Operating revenues	6,734.3	6,148.4	9.5%
Wireline (2)	1,931.4	1,962.4	(1.6)%
Domestic mobile • TMN (2)	1,601.5	1,542.9	3.8%
Brazilian mobile • Vivo (1)	3,039.8	2,463.0	23.4%
Other and eliminations	161.6	180.1	(10.3)%
Operating costs, excluding D&A	4,291.4	3,791.7	13.2%
Wages and salaries	616.6	638.1	(3.4)%
Post retirement benefits	44.8	(65.1)	n. m.
Direct costs	1,086.9	907.3	19.8%
Commercial costs (3)	1,232.9	1,067.6	15.5%
Other operating costs	1,310.2	1,243.8	5.3%
EBITDA (4)	2,442.9	2,356.7	3.7%
EBITDA pre PRBs (5)	2,487.6	2,291.6	8.6%
Depreciation and amortisation	1,268.3	1,123.1	12.9%
Income from operations (6)	1,174.5	1,233.6	(4.8)%
Other expenses (income)	110.5	317.9	(65.2)%
Curtailment costs, net	100.0	275.6	(63.7)%
Net losses (gains) on disposal of fixed assets	(19.5)	(2.8)	n. m.
Net other costs (gains)	30.0	45.1	(33.5)%
Income before financ. & inc. taxes	1,064.1	915.7	16.2%
Financial expenses (income)	129.5	(116.8)	n. m.
Net interest expenses	272.4	197.4	38.0%
Equity in losses (earnings) of affiliates	(171.0)	(126.1)	35.6%
Net other financial losses (gains)	28.1	(188.0)	n. m.
Income before income taxes	934.6	1,032.5	(9.5)%
Provision for income taxes	(233.3)	(243.3)	(4.1)%
Income from continued operations	701.2	789.2	(11.1)%
Income from discontinued operations	—	45.5	n. m.
Losses (income) attributable to minority interests	(119.7)	(92.8)	28.9%
Consolidated net income	581.5	741.9	(21.6)%

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.6737 in 2008. (2) Wireline and domestic mobile operating revenues impacted by Euro 10.1 million and Euro 23.6 million respectively, in 2008 due to regulated declines in mobile termination rates (MTRs). (3) Commercial costs include costs of product sold, commissions (included in the profit and loss caption “Supplies and external expenses”) and marketing and publicity expenses. (4) EBITDA = income from operations + depreciation and amortisation. (5) EBITDA pre-PRBs = EBITDA + post retirement benefits. (6) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

Consolidated operating revenues increased by 9.5% y.o.y in 2008, driven by growth at TMN and Vivo. TMN’s operating revenues increased by 3.8% y.o.y, underpinned by 683 thousand net additions in the year, equivalent to a 22.5% increase over 2007. Growth in customer revenues in 2008 was 2.9%, which represented another solid year of continued market outperformance. Vivo’s operating revenues increased by 23.4% y.o.y in Euros and by 23.8% y.o.y in Reais, underpinned by 7,475 thousand net additions, equivalent to a 34.2% increase y.o.y. Excluding the consolidation of Telemig, Vivo’s operating revenues would have increased by 13.6% y.o.y in Euros and by 13.9% y.o.y in Reais. Wireline operating revenues decreased in 2008 by 1.6% y.o.y but in 4Q08, revenues of the wireline segment increased by 2.0%, benefiting from the inflection of the performance in the retail segment and continued resilient performance of the business segments.

The success of PT’s pay-TV offer (“Meo”) is demonstrated by decelerating line loss and growth in the flat fee broadband subscriber base, as around 50% of IPTV gross additions were new customers to PT. Line loss trends have been improving markedly. While in 2007, 306 thousand lines were lost, in 2008 the number was 182 thousand and in 4Q08 line loss had reduced to 32 thousand. At the same time, PT has also seen an inflection in the trends of its flat fee broadband net additions that reached 35 thousand in 4Q08 compared to 96 thousand in 2008. As a result, PT reached 312 thousand pay-TV customers at the end of 2008 and the ADSL retail customer base increased by 11.5% y.o.y to 727 thousand customers. Pay-TV penetration of the ADSL customer base stood at 42.9% at the end of 2008.

In what concerns the financial performance of the domestic operations, lower mobile termination rates (MTRs) impacted negatively wireline and domestic mobile revenues by Euro 10.1 million and Euro 23.6 million respectively.

Other revenues, including intra-group eliminations, decreased by 10.3% y.o.y mainly due to: (1) lower revenues from the call centre and business process outsourcing (BPO) businesses in Portugal following the spin-off of PT Multimedia; (2) the termination of the management fee from Vivo, and (3) lower contribution to consolidated revenues from MTC as a result of the devaluation of the Namibian Dollar, which more than offset its growth in revenues of 12.0% y.o.y in local currency.

Revenues by region	Euro million

	2008	2007	y.o.y
Domestic operations (1)	3,394.5	3,398.3	(0.1)%
Brazil (2)	3,117.0	2,528.1	23.3%
Other and eliminations (3)	222.8	222.0	0.4%
Total operating revenues	6,734.3	6,148.4	9.5%

(1) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (2) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.6737 in 2008. Includes mainly Vivo and Dedic. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

The contribution from fully and proportionally consolidated international assets to operating revenues increased to 49.6% in 2008. Brazil already accounts for 46.3% of consolidated operating revenues, an increase of 5.2pp from 2007.

Consolidated operating costs, excluding depreciation and amortization

Consolidated operating costs, excluding depreciation and amortization costs, increased by 13.2% y.o.y in 2008 to Euro 4,291 million, reflecting the impact of the consolidation of Telemig (Euro 189 million). Adjusting for this effect, consolidated operating costs would have increased by 8.2% y.o.y. in 2008 to Euro 4,102 million, primarily explained by the increase in operating costs at Vivo (Euro 150 million)

due to increased commercial activity, and at the wireline business (Euro 135 million) reflecting mainly the increase in post retirement benefit costs, as explained in more detail below.

Wages and salaries _ Wages and salaries decreased by 3.4% y.o.y. in 2008 to Euro 617 million, primarily as a result of the reduction in the Wireline business (Euro 26 million) related to the redundancy programmes carried out in 2007 and 2008 and also on management’s focus on containing wage increases. This effect was partially offset by an increase at Vivo (Euro 15 million) due to the impact of the consolidation of Telemig (Euro 19 million). Wages and salaries accounted for 9.2% of consolidated operating revenues.

Post retirement benefit costs _ Post retirement benefit (PRB) costs amounted to Euro 45 million in 2008, as compared to a negative cost of Euro 65 million in the same period of last year. In 2007, this item included the recognition of prior year service gains of Euro 110 million related to changes in benefits of pension plans, which led to a reduction in the pension benefits obligations. Excluding this effect, post retirement benefit costs would have remained broadly flat at Euro 45 million, with the reduction in the expected return on assets (Euro 7 million), following the decrease in fund assets over the last year, being offset by the reduction in service cost (Euro 8 million), due to the amendments made at the end of 2007 to benefits granted under the pension plans and also the above mentioned redundancies.

Direct costs _ Direct costs increased by 19.8% y.o.y to Euro 1,087 million in 2008 and accounted for 16.1% of consolidated operating revenues. This increase is primarily explained by Vivo and the wireline business. Direct costs at Vivo increased by 32.2% y.o.y (Euro 138 million), reflecting the impact of the consolidation of Telemig (Euro 54 million). Excluding this effect, Vivo’s direct costs would have grown by 19.5% y.o.y due to the increase in interconnection costs related to the growth in M2M traffic in line with the increase in Vivo’s average customer base. At the wireline business, direct costs increased by 10.4% (Euro 37 million), primarily as a result of programming costs related to the roll-out of the pay-TV service.

Commercial costs _ Commercial costs increased by 15.5% y.o.y to Euro 1,233 million and accounted for 18.3% of consolidated operating revenues. This increase is primarily explained by Vivo whose commercial costs grew by 19.9% y.o.y (Euro 132 million), reflecting higher commercial activity, including the rollout of GSM. The growth at Vivo is also explained by the impact of the consolidation of Telemig (Euro 66 million). Commercial costs also increased in the domestic operations (Euro 27 million) due to higher commercial activity at the wireline business, in connection with the roll-out of the pay-TV service, and at TMN due to the continued increase in the subscriber base.

Other operating costs _ Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by 5.3% y.o.y to Euro 1,310 million in 2008, mainly due to the increase at Vivo (Euro 54 million) related to the consolidation of Telemig (Euro 50 million), and also increased commercial activity and higher support services and spectrum fees due to the increase in the subscriber base. In the domestic operations, other operating costs remained broadly stable with the increase in customer care and support costs due to the strong take up of wireless broadband and pay-TV being offset by a reduction in supplies and external expenses in connection with a strong focus on cost control. This cost item accounted for 19.5% of consolidated operating revenues.

EBITDA

EBITDA pre PRBs (excluding post retirement benefits) increased by 8.6% y.o.y, equivalent to a margin of 36.9%. Reported EBITDA increased by 3.7% y.o.y in 2008 to Euro 2,443 million, equivalent to a margin of 36.3%. Excluding the effect of Telemig, PT consolidated EBITDA pre-PRBs would have increased by 6.2% y.o.y. EBITDA improvement in the period was underpinned by growth at TMN and Vivo.

EBITDA by business segment (1) (2)	Euro million

	2008	2007	y.o.y
Wireline	842.5	1,008.8	(16.5)%
Domestic mobile • TMN	689.2	679.0	1.5%
Brazilian mobile • Vivo (1)	832.5	595.0	39.9%
Other and eliminations	78.7	73.9	6.5%
EBITDA (2)	2,442.9	2,356.7	3.7%
EBITDA margin (%)	36.3	38.3	(2.1	)pp
EBITDA pre PRBs (3)	2,487.6	2,291.6	8.6%
EBITDA margin pre PRBs (%)	36.9	37.3	(0.3	)pp
Wireline EBITDA pre PRBs (3)	887.1	943.5	(6.0)%
Wireline EBITDA margin pre PRBs (%)	45.9	48.1	(2.1	)pp
Domestic operations (4)	1,525.7	1,676.1	(9.0)%
Brazil (1) (5)	844.0	603.0	40.0%
Other (6)	73.2	77.6	(5.7)%

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.6737 in 2008. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre-PRBs = EBITDA + post retirement benefits. (4) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (5) Includes mainly Vivo and Dedic. (6) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Wireline EBITDA, excluding PRBs, which include prior year service gains of Euro 110 million in 2007, amounted to Euro 887 million. EBITDA pre-PRBs of the wire line segment declined by 6.0%, mainly as a result of higher programming costs related to PT’s pay-TV offer, higher commercial costs due to intense commercial activity and higher customer care and support service costs.

TMN’s EBITDA in 2008 increased by 1.5% y.o.y driven by customer and revenue growth. TMN’s EBITDA performance was achieved against a backdrop of intense commercial activity (22.5% increase in net additions in 2008) and higher customer care and support costs, as a result of increased penetration of data services and lower mobile termination rates (“MTRs”), which had a negative impact of Euro 13 million in 2H08. EBITDA margin of TMN stood at 43.0% in 2008. Excluding the negative impact of declining MTRs, TMN’s EBITDA would have increased by 3.4% in 2008.

Vivo’s EBITDA increased by 39.9% y.o.y, equivalent to 40.3% y.o.y in local currency, on the back of the strong increase in revenues and consolidation of Telemig, as referred to previously. Excluding the effect of Telemig, Vivo’s EBITDA would have increased by 30.8%, equivalent to 31.2% y.o.y in local currency. Vivo’s EBITDA margin reached 27.4% in 2008, an improvement of 3.2pp versus 2007. In 4Q08, Vivo posted a 5.9pp improvement in EBITDA margin which reached 30.1%.

Other EBITDA increased by 6.5% y.o.y to Euro 79 million in 2008, mainly as a result of the increased contribution of the international assets, notwithstanding a lower contribution from MTC due to the devaluation of the Namibian Dollar and the termination of Vivo’s management fee as from August 2008.

Fully and proportionally consolidated international assets contributed 39.3% of PT’s consolidated EBITDA in 2008, an increase from 30.6% in 2007. Brazilian businesses accounted for 34.5% of EBITDA in 2008, which compares to 25.6% in 2007. The EBITDA performance of the fully consolidated African assets in 2008 accounted for 4.2% of consolidated EBITDA.

Net income

Depreciation and amortisation _ Depreciation and amortisation costs increased by 12.9% y.o.y in 2008 to Euro 1,268 million, reflecting higher contributions from: (1) Vivo, which accounts for 67% of the increase in D&A, as a result of the acquisition and consolidation of Telemig and higher depreciation rates for the TDMA and CDMA networks, following the GSM network rollout, and (2) TMN and wireline business in Portugal, as a result of increased D&A resulting from the commitments towards the information society projects and investments in the rollout of Pay-TV, and also from the revaluation of ducts and certain real estate assets undertaken in 2008 (Euro 20 million in 2H08). Excluding Telemig, D&A would have increased by 7.2% y.o.y.

Curtailment costs, net _ Curtailment costs amounted to Euro 100 million in 2008 related to the reduction of 357 employees. In 2007, curtailment costs amounted to Euro 276 million, which included a cost of Euro 289 million related to the reduction of 1,004 employees and a gain of Euro 14 million related to the settlement of benefits.

Net gains on disposal of fixed assets _ Net gains on disposal of fixed assets amounted to Euro 19 million in 2008, as compared to Euro 3 million last year, mainly due to higher real estate asset disposals. The disposal of fixed assets generated a cash inflow of Euro 23 million in 2008 and 11 million in 2007.

Net interest expenses _ Net interest expenses increased by 38.0% to Euro 272 million primarily due to the increase in PT’s average net debt in the period. This increase in interest expenses was partially offset by lower average cost of debt in Brazil. Consolidated average cost of debt of PT was 5.0% in 2008. Excluding Brazil, the average cost of debt was 4.3% in 2008.

Equity in earnings of associated companies, net _ Equity in earnings of affiliates in 2008 amounted to Euro 171 million, as compared to Euro 126 million in 2007. This caption includes PT’s share in the earnings of: (1) Unitel: Euro 123 million in 2008 compared to Euro 92 million in 2007; (2) Médi Télécom: Euro 12 million in 2008 compared to Euro 3 million in 2007; (3) CTM: Euro 17 million in 2008 and 2007, and (4) UOL: Euro 11 million in 2008 compared to Euro 13 million in 2007. In 2008, this caption also included a Euro 9 million gain resulting from the sale of the 34% stake in Banco BEST.

Net other financial losses (gains) _ Net other financial losses, which include net foreign currency losses, net gains on financial assets and net other financial expenses, amounted to Euro 28 million in 2008, as compared to net gains of Euro 188 million in 2007. Net foreign currency losses amounted to Euro 9 million in 2008, as compared to Euro 12 million in 2007. Net gains on financial assets amounted to Euro 19 million in 2008, as compared to Euro 249 million in 2007, and primarily include: (1) the change in fair value of free-standing cross currency derivative instruments, which resulted in gains of Euro 10 million in 2008, primarily explained by the appreciation of the US Dollar against both the Euro and the Real, compared to net losses of Euro 10 million in 2007; (2) the gains obtained from the disposal of stakes in the share capital of Africatel, 3% stake in 2008, with gains of Euro 9 million, and 22% stake in 2007, with gains of Euro 111 million; (3) the change in the fair value of equity swap contracts on PTM shares which resulted in a gain of Euro 77 million in 2007; (4) the disposal of the investment in shares of Banco Espírito Santo in 2007, which resulted in a gain of Euro 36 million, and (5) the financial settlement of PT equity swap contracts in 2007 which resulted in gains of Euro 32 million. Net other financial expenses, which include banking services, commissions, financial discounts and other financing costs, amounted to Euro 39 million in 2008, compared to Euro 48 million in 2007.

Provision for income taxes _ Provision for income taxes, decreased from Euro 243 million in 2007 to Euro 233 million in 2008 corresponding to an effective tax rate of 25.0% in 2008, as compared to 23.6% in 2007. The increase in the effective tax rate is primarily explained by higher non-taxable capital gains on the disposal of investments in 2007, which acounted for Euro 147 million as compared to Euro 18 million booked in 2008. Adjusting for this effect, the effective tax rate would have been 25.4% in 2008, as compared to 27.3% in 2007.

Minority interests _ Income attributable to minority interests, increased to Euro 120 million in 2008, as compared to Euro 93 million in 2007, which included Euro 29 million attributable to minority interests of PT Multimedia. The increase in this caption is primarily attributable to: (1) Vivo, which booked Euro 52 million in 2008 compared to Euro 15 million in 2007, as a result of the acquisition of Telemig and improvement in Vivo’s net income, and (2) Africatel, which booked Euro 24 million in 2008 compared to Euro 10 million in 2007, following the sale of a 22% stake in August 2007 and a 3% stake in September 2008 and higher net income generated by its subsidiaries.

Net income _ Net income decreased by 21.6% y.o.y in 2008 to Euro 582 million, primarily as a result of: (1) the increase in post retirement benefits, following the prior year services gains recorded in 2007, (2) higher net interest expenses in 2008 related to the increase in the average net debt, and (3) higher net other financial gains in 2007 related to the disposal of certain investments. These effects were partially offset by the growth in EBITDA pre-PRBs.

The increase in total capex is mainly reflected in the investment made in new generation technology and client-associated investment.

Capex

Capex by business segment (1)	Euro million

	2008	2007	y.o.y
Wireline	402.8	292.1	37.9%
Domestic mobile • TMN (2)	244.6	182.9	33.8%
Brazilian mobile • Vivo (1)	510.3	359.9	41.8%
Other	84.6	64.4	31.3%
Total capex	1,242.3	899.3	38.1%
Capex as % of revenues (%)	18.4	14.6	3.8pp

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.6737 in 2008. Capex in 2008 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). (2) In 2007, capex excludes Euro 242 million related to additional commitments under the terms of the UMTS license.

Total capex increased by 38.1% in 2008 to Euro 1,242 million, equivalent to 18.4% of revenues. Excluding the consolidation of Telemig, capex would have increased by 32.4%. Wireline capex increased by 37.9% y.o.y to Euro 403 million, primarily as a result of: (1) investments in network upgrades for all IP transformation, to provide increased bandwidth, in great part related to the launch of IPTV services, and (2) a surge in pay-TV net additions and resulting increased investment in set-top boxes during this period. TMN’s capex increased by 33.8% y.o.y to Euro 245 million in 2008, driven by the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, aimed at offering the best mobile voice and data services in Portugal.

Capex at Vivo increased by 41.8% y.o.y to Euro 510 million in 2008 and was directed towards increasing network coverage and capacity, including the Northeast states where Vivo launched the service in October, and building capacity, namely in GSM/EDGE and 3G. The GSM/EDGE network already has nationwide coverage, while the 3G network covers 3,000 cities. Excluding the consolidation of Telemig (Euro 61 million), capex at Vivo would have increased by 27.6% y.o.y. In 2008, other capex increased to Euro 85 million, compared to Euro 64 million in 2007, primarily due to the increase in capex in the call centre operations in Brazil, which was partially offset by lower capex at MTC due to the impact of the depreciation of the Namibian Dollar.

Cash flow

Operating cash flow _ Operating cash flow amounted to Euro 1,374 million in 2008, a decrease of only 4.1% in relation to the previous year, notwithstanding the increase of over 38% in capex. In effect, the reduction in EBITDA pre-PRBs minus Capex from Euro 1,392 million in 2007 to Euro 1,245 million in 2008, as a result of the 38.1% increase in capex, was partially offset by the improvement in the investment in working capital, which declined from a net investment of Euro 87 million in 2007 to a net divestment of Euro 4 million in 2008, on the back of the positive performance of working capital management in the domestic operations.

Free cash flow	Euro million

	2008	2007	y.o.y
EBITDA pre PRBs minus Capex (1)	1,245.3	1,392.3	(10.6)%
Non-cash items	124.8	127.0	(1.7)%
Change in working capital	3.6	(86.6)	n.m.
Operating cash flow	1,373.7	1,432.8	(4.1)%
Acquisition of Telemig	(517.0)	—	n.m.
Disposal of stake in BEST	16.0	—	n.m.
Disposal of stake in Africatel	13.4	116.7	(88.5)%
Disposal of stake in BES	—	110.3	n.m.
Cash settlement of PTM equity swap	—	94.5	n.m.
Net disposal of other financial investments	(0.5)	11.5	n.m.
Interest	(299.9)	(234.3)	28.0%
Contributions and payments related to PRBs (2)	(196.8)	(167.2)	17.7%
Income taxes	(246.0)	(206.5)	19.1%
Dividends received	80.1	149.0	(46.2)%
Disposal of fixed assets	23.0	10.7	114.8%
Other cash movements	(29.7)	(75.9)	(60.9)%
Free cash flow	216.5	1,241.6	(82.6)%

(1) In 2008, capex excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 2007, capex excludes Euro 242 million related to additional commitments under the terms of the UMTS license. (2) In 2008 and in 2007, this caption includes Euro 21 million and Euro 87 million respectively, related to the reimbursement of healthcare expenses.

Free cash flow _ Free cash flow performance reflects the non-recurrent investments made in 2008 in the amount of Euro 517 million, related to the acquisition of the controlling stake in Telemig and the subsequent voluntary and mandatory tender offers. In 2007, free cash flow performance was also impacted positively by the disposal of financial investments and cash settlement of certain derivatives that resulted in a cash inflow of Euro 333 million. Dividends received declined from Euro 149 million in 2007 to Euro 80 million in 2008, as this caption in 2007 included dividends from PT Multimedia, related to fiscal year 2006, and also dividends from Unitel, in respect of fiscal year 2005.

The consolidated balance sheet reflects a shareholder remuneration strategy.

Consolidated balance sheet

Consolidated balance sheet (1)	Euro million

	31 December 2008	31 December 2007
Cash and cash equivalents (2)	1,124.6	1,834.9
Accounts receivable, net	1,393.7	1,441.8
Inventories, net	297.4	160.6
Financial investments	634.3	565.3
Intangible assets, net	3,463.0	3,383.1
Tangible assets, net	4,637.8	3,585.4
Accrued post retirement asset	1.6	134.1
Other assets	973.1	910.7
Deferred tax assets and prepaid expenses	1,187.6	1,106.2
Total assets	13,713.1	13,122.2
Accounts payable	1,372.3	1,108.9
Gross debt	6,695.9	6,216.8
Accrued post retirement liability (3)	1,836.9	1,463.9
Other liabilities	1,831.0	1,878.4
Deferred tax liabilities and deferred income	777.2	372.3
Total liabilities	12,513.3	11,040.4
Equity before minority interests	235.6	1,338.2
Minority interests (4)	964.2	743.6
Total shareholders’ equity	1,199.8	2,081.8
Total liabilities and shareholders’ equity	13,713.1	13,122.2

(1) Considering a Euro/Real exchange rate of 2.5963 at year-end 2007 and 3.2436 at year-end 2008. (2) This caption includes Euro 61 million related to dividends received from Unitel, which in the consolidated financial statements is included under accounts receivable. (3) As at 31 December 2008, this item includes Euro 25.4 million related to prior years service gains on unvested rights not yet recognized (Euro 25.9 million as at 31 December 2007). (4) The increase in this caption in 2008 is due primarily to the impact of the acquisition of Telemig.

The net exposure to Brazil _ As at 31 December 2008, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,657 million (Euro 2,361 million at the Euro/ Real exchange rate as at 31 December 2008). The assets denominated in Brazilian Reais in the balance sheet as at 31 December 2008 amounted to Euro 5,453 million, equivalent to 39.8% of total assets.

The increase in intangible and tangible assets in 2008 is explained by: (1) the assets recorded as a result of the acquisition of Telemig amounting to Euro 785 million; (2) the acquisition of 3G licenses at Vivo amounting to Euro 227 million; (3) the revaluation of PT’s ducts infrastructure, amounting to Euro 867 million, and (4) the revaluation of real estate assets, amounting to Euro 208 million. These effects were partially offset by the impact of the depreciation of the Real against the Euro from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008, which led to a reduction in total assets of approximately Euro 1,360 million.

The increase in total liabilities is primarily explained by the increases in the accrued post retirement liability and gross debt, as discussed below, and in deferred tax liabilities. The increase in deferred tax liabilities is mainly related to the tax effects recognised in the balance sheet resulting from: (1) the asset revaluations mentioned above (Euro 284 million), and (2) the assets recorded in accordance with the purchase price allocation of Telemig (Euro 105 million). In 2008, total liabilities were also impacted by the depreciation of the Real against the Euro, which led to a reduction in total liabilities of Euro 565 million.

Consolidated net debt

Net debt _Consolidated net debt amounted to Euro 5,571 million as at 31 December 2008, compared to Euro 4,382 million as at 31 December 2007. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 655 million as at 31 December 2008. The increase in net debt in the year is primarily explained by the: (1) acquisition of the 3G licenses in Brazil amounting to Euro 227 million; (2) investment in the acquisition of Telemig amounting to Euro 517 million less the Euro 129 million of cash balance of Telemig at the time of the of acquisition; (3) share buyback amounting to Euro 905 million, and (4) dividends paid by PT in the amount of Euro 533 million.

Total debt _ As at 31 December 2008, total consolidated gross debt amounted to Euro 6,696 million, of which 66.3% was medium and long-term and 60.7% was set at fixed rates. As at 31 December 2008, 83.5% of total debt was denominated in Euros and 16.5% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais.

Change in net debt	Euro million

	2008	2007
Net debt (initial balance)	4,381.8	3,756.6
Less: Net debt of discontinued operations as at 31 December 2006	—	178.9
Less: free cash flow	216.5	1,241.6
Translation effect on foreign currency debt	(198.2)	32.6
Dividends paid by PT	533.2	516.5
Acquisition of own shares (1)	904.6	1,158.3
Cash position of Telemig by the acquisition date	(128.9)	—
Acquisition of 3G licenses by Vivo	227.2	—
Commitments under the terms of the UMTS license	—	241.7
Extraordinary contribution to the pension funds	—	117.0
Market value of the convertible option	7.0	(56.6)
Other (2)	61.0	36.2
Net debt (final balance)	5,571.3	4,381.8
Change in net debt	1,189.4	625.3
Change in net debt (%)	27.1%	16.6%

(1) In 2008, PT contracted equity swaps over 114.7 million own shares under its share buyback programme. (2) This caption includes dividends paid by consolidated subsidiaries to minority shareholders.

The amount of cash available excluding international operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,180 million at the end of December 2008, of which Euro 1,600 million was undrawn committed commercial paper and standby facilities.

In 2008, PT’s average cost of debt and maturity was 5.0% and 4.9 years respectively. Excluding Brazil, PT’s average cost of debt was 4.3% in 2008, with a maturity of 4.8 years as at 31 December 2008. In 2008, the net debt to EBITDA ratio was 2.3x (1.9x in 2007) and EBITDA cover stood at 9.0x (11.9x in 2007).

Post retirement benefits

PBO _ As at 31 December 2008, the projected benefit obligations (PBO) of PT’s post retirement benefits related to pensions and healthcare amounted to Euro 3,034 million. The market value of assets amounted to Euro 2,132 million. In addition, PT has liabilities with salaries to suspended and pre-retired employees amounting to Euro 908 million, which are not subject to any legal funding requirement and therefore monthly salaries are paid directly by PT to the beneficiaries until the retirement age. Therefore, gross unfunded obligations amounted to Euro 1,810 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

The PBO was computed based on actuarial assumptions consistent to the demographic and financial information of our plans and in line with IAS 19 requirements. Following the changes in financial markets and economic trends that occurred in 2008, the discount rate for pensions, pension supplements and healthcare liabilities was adjusted from 5.25% as at the end of 2007 to 5.75% as at the end of 2008, in line with the increase in corporate bond spreads, while the discount rate for salaries was adjusted from 4.75% to 5.75% and the inflation assumption was adjusted from 2.00% to 1.75%. Based on the demographic information as of 31 December 2008, mortality tables were also adjusted for an additional year.

Post retirement benefits obligations	Euro million

	31 December 2008	31 December 2007
Pensions obligations	2,607.5	2,762.1
Healthcare obligations	426.3	455.3
PBO of pension and healthcare obligations	3,033.8	3,217.4
Market value of funds (1)	(2,131.6)	(2,899.1)
Unfunded pension and healthcare obligations	902.1	318.3
Salaries to suspended and pre-retired employees	907.7	985.7
Total gross unfunded obligation	1,809.9	1,304.0
Unrecognised prior years service gains	25.4	25.9
Accrued post retirement benefits	1,835.3	1,329.9
After-tax unfunded obligations	1,330.2	958.4

(1) The decline in the market value of funds resulted from the payment of pensions and supplements of Euro 164 million, payment of health care expenses of Euro 21 million and the negative return of assets under management of Euro 628 million (equivalent to-23%), partially offset by the contributions made by PT totalling Euro 38 million and by beneficiaries totalling Euro 8 million.

Total unfunded obligation _ Total unfunded obligation increased by Euro 506 million in 2008 to Euro 1,810 million, as a result of: (1) net actuarial losses of Euro 595 million; (2) curtailment costs of Euro 101 million related to the reduction of 357 employees, and (3) PRB costs amounting to Euro 47 million. These effects were partially offset by payments and contributions of Euro 234 million made in the year, including a contribution in kind of real estate assets totalling Euro 37 million.

Change in gross unfunded obligations	Euro million

	2008	2007
Gross unfunded obligations (initial balance)	1,304.0	1,654.4
Post retirement benefits costs (PRB) (1)	46.7	(63.1)
Prior years service gains related to unvested rights	(2.1)	(11.1)
Curtailment cost (2)	100.5	293.2
Contributions and payments (3)	(234.1)	(284.2)
Net actuarial (gains) losses (4)	594.8	(285.2)
Gross unfunded obligations (final balance)	1,809.9	1,304.0
After-tax unfunded obligations	1,330.2	958.4

(1) In 2008 and 2007, the PRB cost recorded in the income statement included a gain of Euro 2 million related to the amortisation of prior years service gains of unvested rights. (2) In 2008, the curtailment cost recorded in the income statement amounted to Euro 100 million and includes a gain of Euro 0.5 million related to the extraordinary recognition of deferred prior service gains. In 2007 curtailment cost recorded in the income statement amounted to Euro 276 million, and excludes Euro 15 million related to the spin-off of PTM which were recorded under “discontinued operations” and includes a gain of Euro 2 million related to the extraordinary recognition of deferred prior year service gains. (3) In 2008, this caption includes: (i) payments of salaries to pre-retired and suspended employees amounting to Euro 188 million; (ii) termination payments, under the workforce reduction programme, amounting to Euro 5 million; (iii) net payment of healthcare expenses amounting to Euro 3 million, and (iv) contributions to the pension funds of Euro 38 million. (4) In 2008, this caption includes: (i) a gain of Euro 232 million related to the changes in actuarial assumptions; (ii) a loss of Euro 800 million related to the difference between actual return on assets (-23%) and expected return on assets (6%), and (iii) a net loss of Euro 27 million related to differences between actuarial assumptions on PBO and actual data.

Post retirement benefits costs	Euro million

	2008	2007
Service cost	10.0	17.8
Interest cost	208.7	208.9
Expected return on assets	(172.0)	(179.4)
Prior years service gains (1)	0.0	(110.3)
Sub-total	46.7	(63.1)
Amortisation of prior year service gains	(2.0)	(2.0)
Post retirement benefits costs	44.8	(65.1)

(1) In 2007, this item was related to certain changes in the Social Security rules (DL 187/2007) and to the formula used by PT to calculate pension supplements.

Shareholders’ equity (excluding minority interests)

Shareholders’ equity _ As at 31 December 2008, shareholders’ equity excluding minority interests amounted to Euro 236 million, which represents a decrease of Euro 1,103 million in 2008. This decrease is explained by: (1) the equity swaps contracted over PT’s own shares in 2008 amounting to Euro 905 million; (2) the dividends paid to shareholders amounting to Euro 533 million; (3) the negative currency translation adjustments amounting to Euro 595 million, mainly related to the depreciation of the Euro/Real exchange rate, which decreased to 3.2436 at the end of December 2008; (4) the net actuarial losses related to post retirement benefits amounting to Euro 437 million (net of taxes); (5) the revaluation of PT’s ducts infrastructure in the amount of Euro 638 million (net of taxes); (6) the revaluation of certain real estate assets in the amount of Euro 153 million (net of taxes), and (7) the Euro 582 million net income generated in the period.

Change in shareholders’ equity (excluding minority interests)	Euro million

2008
Equity before minority interests (initial balance)	1,338.2
Net income	581.5
Currency translation adjustments (1)	(595.4)
Dividends attributed (2)	(533.2)
Acquisition of own stock (3)	(904.6)
Net actuarial gains (losses), net of taxes	(437.2)
Asset revaluation, net of taxes	790.7
Other	(4.3)
Equity before minority interests (final balance)	235.6
Change in equity before minority interests	(1,102.6)
Change in equity before minority interests (%)	(82.4)%

(1) This item is primarily related to the depreciation of the Real against the Euro. (2) Dividends paid on 24 April 2008. (3) In 2008, PT contracted equity swaps over 114.7 million own shares under its share buyback programme, of which 68.6 million own shares were physically settled on 20 March 2008 and 46.1 million own shares were physically settled on 10 December 2008.

Distributable reserves _ Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 1,089 million to Euro 768 million as at 31 December 2008, as the Euro 489 million net income generated in 2008 under Portuguese GAAP was more than offset by: (1) the acquisition of Euro 1,050 million in treasury shares, of which Euro 914 million relate to the 114.7 million shares contracted in 2008 and Euro 136 million relate to the 14.6 million shares contracted during 2007, and (2) dividends distributed in the amount of Euro 533 million, following the approval at the AGM of 28 March 2008.

Change in distributable reserves	Euro million

2008
Distributable reserves (initial balance)	1,856.5
Dividends attributed	(533.2)
Net income under Portuguese GAAP	488.7
Acquisition of treasury stock (1)	(1,049.7)
Other	5.7
Distributable reserves (final balance)	768.0
Change in distributable reserves in the period	(1,088.5)
Change in distributable reserves in the period (%)	(58.6)%

(1) In 2008, PT acquired, under its share buyback programme, 129.3 million own shares for a total amount of Euro 1,050 million. These shares were acquired, on 20 March 2008, through the physical settlement of equity swaps contracted in 4Q07 (14.6 million shares) and in 1Q08 (68.6 million shares) and through the physical settlement on 10 December 2008 of equity swaps contracted in 2Q 08 and 3Q08 (46.1 million shares). These shares were cancelled during 2008.

As approved at the Shareholders’ Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme, on 24 March 2008 PT reduced its share capital in the amount of Euro 2,496,145 through the cancellation of 83,204,823 treasury shares and on 10 December 2008 PT reduced its share capital in the amount of Euro 1,382,480 through the cancellation of 46,082,677 treasury shares. As a result, PT’s share capital is now Euro 26,895,375 represented by 896,512,500 shares, which adjusted for the 20.6 million own shares held through equity swaps already recognised in the balance sheet, would result in outstanding shares of 875.9 million.

06 _ Business performance

2008 was the year of convergence and the coordination and optimisation of services, platform processes and infrastructures, the result of which was the consolidation of the position of domestic market leader, with special mention for Meo and major investment in broadband networks

Domestic operations

Domestic operations income statement (1)	Euro million

	2008	2007	y.o.y
Operating revenues	3,394.5	3,398.3	(0.1)%
Wireline	1,931.4	1,962.4	(1.6)%
Domestic mobile • TMN	1,601.5	1,542.9	3.8%
Other and eliminations	(138.4)	(107.0)	29.3%
Operating costs, excluding D&A	1,868.8	1,722.2	8.5%
Wages and salaries	337.1	373.4	(9.7)%
Post retirement benefits (PRBs)	44.8	(65.2)	n.m.
Direct costs	512.1	467.5	9.5%
Commercial costs	399.6	372.5	7.3%
Other operating costs	575.2	574.0	0.2%
EBITDA (2)	1,525.7	1,676.1	(9.0)%
EBITDA pre PRBs (3)	1,570.5	1,610.9	(2.5)%
Depreciation and amortisation	611.4	565.0	8.2%
Income from operations (4)	914.3	1,111.1	(17.7)%
EBITDA margin	44.9%	49.3%	(4.4	)pp
EBITDA margin pre PRBs	46.3%	47.4%	(1.1	)pp
Capex (5)	661.2	488.3	35.4%
Capex as % of revenues	19.5%	14.4%	5.1	pp
EBITDA pre PRBs minus Capex	909.3	1,122.7	(19.0)%

(1) Domestic operations includes the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre-PRBs = EBITDA + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (5) In 2007, capex excludes Euro 242 million related to additional commitments under the terms of the UMTS license.

Revenues from domestic operations, which include wireline and TMN, benefited from the inflection point in wireline in the fourth quarter of 2008 and remained flat at Euro 3,395 million in 2008, notwithstanding the negative impact of MTRs and the decline in “other and eliminations”, mostly related to lower activity in the call centre and BPO businesses following the spin-off of the multimedia segment. Revenues from the wireline segment decreased by 1.6% y.o.y in 2008, but increased by 2.0% y.o.y in the fourth quarter of 2008, showing a positive y.o.y growth for the first time in the last sixteen quarters. The marked improvement of the wireline segment, both sequentially and on an annual basis, is explained by the continued strong take-up of the pay-TV service and also by a solid performance of data and corporate services. In effect, retail revenue generating units increased by 184 thousand in 2008, compared to a loss of 319 thousand in 2007. The continued success of pay-TV is underpinning the performance of PT’s wireline segment, notwithstanding it was only launched in April and has not yet reached critical mass. Customer revenues at TMN posted strong growth in 2008 (+5.7% y.o.y in the year) as data revenues increased by 30.2%, already accounting for 20.3% of mobile service revenues, an improvement of 4.3 pp y.o.y. Revenue performance of the domestic operations was negatively impacted by MTRs in the amount of Euro 10 million in wireline and Euro 24 million at TMN. As of 1 October 2008, mobile termination rates were reduced from Euro 8 cents to Euro 7.5 cents, which compares to Euro 11 cents in 2007, thus leading to a decline of 6.3% y.o.y in interconnection revenues in 2008.

EBITDA pre-PRBs declined by 2.5% y.o.y in 2008 to Euro 1,570 million against a backdrop of: (1) strong growth in the pay-TV service, which resulted in higher programming and commercial costs; (2) increased customer care and support costs due to strong take up of wireless broadband as well as pay-TV services, and (3) the decrease in MTRs. Cost control and containment at PT is demonstrated by the 9.7% decline in wages and salaries and by an EBITDA pre-PRBs margin of 46.3%. The sustained decline in wages and salaries and other operating costs reflects the continued process of streamlining of domestic operations. In 2008, reported EBITDA from domestic operations stood at Euro 1,526 million, equivalent to a margin of 44.9%.

Wireline

Wireline operating revenues decreased by 1.6% in 2008 to Euro 1,931 million, but increased by 2.0% y.o.y in the fourth quarter of 2008 to Euro 495 million, the best performance of the last sixteen quarters and confirming the sustained recovery observed since 2Q 08, despite the decline in MTRs. Excluding this effect, operating revenues would have decreased by 1.1% in 2008 and increased by 3.3% in the fourth quarter of 2008. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and of data and corporate services have been increasing in line with PTs’ stated strategy of addressing the residential market by offering triple-play services and the corporate market by offering more integrated solutions and value added services to its customers.

Wireline income statement (1)	Euro million

	2008	2007	y.o.y
Operating revenues	1,931.4	1,962.4	(1.6)%
Retail	953.5	1,023.2	(6.8)%
Wholesale	488.5	486.9	0.3%
Data & corporate	286.5	265.6	7.9%
Other wireline revenues	203.0	186.7	8.7%
Operating costs, excluding D&A	1,089.0	953.6	14.2%
Wages and salaries	226.7	252.9	(10.3)%
Post retirement benefits	44.7	(65.3)	n.m.
Direct costs	390.9	354.0	10.4%
Commercial costs	112.5	90.8	23.9%
Other operating costs	314.1	321.2	(2.2)%
EBITDA (2)	842.5	1,008.8	(16.5)%
EBITDA pre PRBs (3)	887.1	943.5	(6.0)%
Depreciation and amortisation	365.7	323.6	13.0%
Income from operations (4)	476.7	685.2	(30.4)%
EBITDA margin	43.6%	51.4%	(7.8	)pp
EBITDA margin pre PRBs	45.9%	48.1%	(2.1	)pp
Capex	402.8	292.1	37.9%
Capex as % of revenues	20.9%	14.9%	6.0	pp
EBITDA pre PRBs minus Capex	484.3	651.4	(25.6)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre-PRBs = EBITDA + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues fell by 6.8% y.o.y in 2008 to Euro 953 million, but the performance has continued to improve during the year underpinned by the significant growth in pay-TV customers (+101 thousand net additions in the fourth quarter and +291 thousand in 2008), solid number of broadband net additions and of high quality and the termination of the initial pay-TV marketing promotions by the beginning of the fourth quarter. The improvement in the performance of retail revenues occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband.

Wholesale revenues increased by 0.3% y.o.y in 2008, as a result of higher sales of leased lines and capacity, notwithstanding lower traffic revenues, which decreased by 0.8% y.o.y in 2008.

Revenues from data and corporate services increased by 7.9% y.o.y in 2008 as a result of signing new contracts and continued successful migration of customers from traditional voice and data services to more advanced and integrated solutions, which include: (1) the provision of more bandwidth for end-users based on Ethernet and IP technologies, and (2) convergent and customised solutions combining telecoms and IT. In addition, PT gained new businesses in data centres and IT systems, which further reinforced its position in the business segment. As such, revenues from network management, outsourcing and IT increased by 18.6% in the year and the pipeline continues to grow.

Other revenues increased by 8.7% y.o.y in 2008, as a result of the increase in portal revenues and equipment sales, which more than offset the decline in the directories business.

EBITDA pre-PRBs declined by 6.0% y.o.y in 2008, while operating expenses, excluding post retirement benefits, increased by 2.5%, primarily as a result of the increase in direct costs, namely programming costs related to the growth in pay-TV subscribers and with the launch of new channels to reinforce the pay-TV offer, and commercial costs associated with the promotion and sale of these new services. Other operating costs decreased by 2.2%, despite higher provisioning, customer care and support costs related to the launch of pay-TV services. Notwithstanding the investments being done in rolling out the pay-TV service, which has not yet reached critical mass, PT has further intensified the control of addressable costs and the streamlining of domestic operations to extract benefits from further integration of business units. This focus on cost containment translated into a marked reduction in wages and salaries (-10.3% y.o.y), reflecting mainly the reduction in the number of employees, which, at the end of 2008, stood at 6,183. The net reduction in headcount in 2008 reached 171 employees, thus improving the efficiency ratio, measured as lines to employees, which stood at 696 at the end of 2008. EBITDA pre-PRBs margin stood at 45.9% in 2008.

Capex amounted to Euro 403 million in 2008, thus increasing 37.9% y.o.y. Capex was directed mainly towards: (1) service platforms to provide greater bandwidth to customers; (2) increased network capacity to provide pay-TV services, and (3) customer-related investments, which represented an increase of Euro 74 million in 2008, in TV terminal equipment for residential clients and equipment for corporate clients as part of the outsourcing contracts.

For the third time in the last fourteen consecutive quarters, fourth quarter of 2008 showed an accelerating positive trend in retail revenue generating units (“RGUs”). Retail net additions reached 184 thousand in 2008, of which 100 thousand were in the fourth quarter, as a result of the significant take up of the pay-TV service, which saw 291 thousand net additions in 2008 and 101 thousand in the last quarter. Underpinned by pay-TV bundles, ADSL net additions in 2008 reached 75 thousand, whilst post paid net additions were 96 thousand, showing a steady improvement throughout the year. The decline in traffic generating lines of 119 thousand in the year represented the best performance in any year since 2004. This clearly shows the benefits of the launch of the triple-play Meo offer to PT’s competitive position in the retail market and its positive impact on both ADSL and voice line sales. Voice lines in the period had 182 thousand net disconnections, a clear improvement in relation to last year, which saw 306 thousand net disconnections, despite being negatively affected by the 63 thousand net disconnections of carrier pre-selection lines. Competitors’ accesses, which include wholesale accesses + carrier pre-selection, fell by 123 thousand in 2008, reflecting a decrease in carrier pre-selection (-63 thousand) and wholesale line rental (-65 thousand), despite an increase in unbundled local loop lines (+15 thousand).

Wireline operating data

	2008	2007	y.o.y
Main accesses (‘000)	4,301	4,176	3.0%
Retail accesses	3,867	3,682	5.0%
PSTN/ISDN	2,828	3,010	(6.0)%
Traffic-generating lines	2,654	2,772	(4.3)%
Carrier pre-selection	174	238	(26.6)%
ADSL retail (1)	727	652	11.5%
TV customers	312	21	n.m.
Wholesale accesses	434	494	(12.0)%
Unbundled local loops	306	291	5.1%
Wholesale line rental	76	140	(46.0)%
ADSL wholesale	53	62	(15.6)%
Net additions (‘000)	125	(227)	n.m.
Retail accesses	184	(319)	n.m.
PSTN/ISDN	(182)	(306)	(40.6)%
Traffic-generating lines	(119)	(136)	(13.1)%
Carrier pre-selection	(63)	(170)	(62.7)%
ADSL retail	75	(33)	n.m.
TV customers	291	21	n.m.
Wholesale accesses	(59)	91	n.m.
Unbundled local loops	5	95	(84.5)%
Wholesale line rental	(65)	(2)	n.m.
ADSL wholesale	(10)	(2)	n.m.
Retail RGU per access (2)	1.37	1.22	11.8%
ARPU (Euro)	29.6	30.4	(2.7)%
Total traffic (million minutes)	11,781	12,502	(5.8)%
Retail traffic	4,882	5,217	(6.4)%
Wholesale traffic	6,898	7,285	(5.3)%
Employees	6,183	6,354	(2.7)%

(1) 2008 reflects a database cleanup of 103 thousand customers (related to inactive prepaid broadband customers), undertaken at the end of 4Q07. (2) Retail accesses per PSTN/ISDN line.

During 2008, PT focused its marketing efforts in the promotion of Meo, which is being offered through IPTV and satellite, which was launched on a nationwide basis in April 2008.

PT has continuously strengthened the Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 1 June 2008, PT included Disney Channel in its basic pay-TV offer. On 7 June 2008, PT, in an exclusive partnership with the local free-to-air TVI, broadcasted the first free-to-air programme in high-definition (HD) to all Meo customers, making available the Euro 2008 football championship in this format. Meo also broadcasted the Olympic Games in HD, in partnership with Eurosport. On 15 September, Meo started to broadcast the channels of five leading European football clubs (Barcelona, Chelsea, Inter, Manchester United and Real Madrid) thus reinforcing and further differentiating its sports programming offer. In addition, PT entered into a partnership with a leading Portuguese football club, Sport Lisboa e Benfica, to create and broadcast for an exclusive period the club channel, Benfica TV. Experimental broadcasting of this channel started on 2 October with the exclusive live display of the UEFA cup game Benfica – Napoles.

Meo also enhanced its catch-up TV service by including content from SIC (free-to-air) in addition to RTP (free-to-air) thus providing additional flexibility to its customers and improving the “Meo my-TV” experience. During the fourth quarter, PT initiated the broadcasting of the Sport TV Channel, the most viewed premium sports channel in Portugal, in high-definition (HD). Experimental broadcasting of this channel started on 1 November 2008, with the same programming offer but with superior sound and image quality. On 28 November 2008, Meo launched JimJam, a new children’s channel fully dubbed into Portuguese and with a special programming line-up for the Christmas holidays. On 6 December 2008, Meo, in partnership with NBC Universal Global Networks, started to broadcast Sci-Fi, the first exclusive scientific fiction channel in Portugal, thus reinforcing and further differentiating its programming offer. Meo’s offer is very flexible with channels tiered in packages, or available à la carte, that can be subscribed directly through the TV set in real time.

Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 1,500 real video-on-demand (VoD) titles. The VoD offer, which includes blockbusters from five Hollywood studios, is proving to be a successful and differentiating feature, as circa 45% of Meo’s IPTV customers have already used it on a paid basis, consuming on average 2.8 movies per month. The VoD Christmas campaign was a marked success, increasing by 35% the number of rentals in December as compared to November and increasing by 5pp the number of paid users. During the fourth quarter, PT also reinforced the VoD offer by launching new exclusive musical content, such as Jazz, Soul, Classical Music and Opera concerts, as well as, simultaneously with other retail chains, the DVD “Dreams in Color Live” from David Fonseca, one of the Portugal’s top singers.

Furthermore, and as part of the investment in innovation in pay-TV, PT has included content from Sapo, its internet portal, on the Meo platform, thus making available news and geo-referenced information, such as traffic, weather and pharmacies on-screen to all pay-TV customers. PT also launched a new set-top-box for the satellite platform, which provides access to advanced features such as digital recording and pause live-TV, which were being offered only to Meo IPTV customers. Without legacy constraints, the Meo set-top boxes are all HD ready, using MPEG4.

Meo marketing campaigns continue to enjoy high awareness. In effect, proved ad recall stood at around 40% and spontaneous ad recall was close to 50% at the end of December, well ahead of other competing brands in the sector. Also important to highlight is that in 2008, the same year of its nationwide launch, Meo is already the second brand in terms of spontaneous recall, according to a study undertaken recently.

As a reflection of this strategy, PT surpassed the threshold of 300 thousand pay-TV customers on 18 December, thus increasing the pace of customer growth seen in previous quarters. Net additions in the pay-TV service reached 291 thousand in 2008, bringing the total customers to 312 thousand by the end of December 2008. Pay-TV subscribers already represent 11.8% of traffic-generating lines and 42.9% of the ADSL customer base, a solid performance considering that the IPTV service was launched in the fourth quarter of 2007 and the satellite service in April 2008.

It is worth highlighting that the number of RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continues to increase with the rollout of the pay-TV offer and stands at 1.37 in 2008 compared to 1.22 in 2007.

In 2008, blended ARPU declined by 2.7% y.o.y to Euro 29.6 with the growth in data and other ARPU, which increased by 17.2% y.o.y, still not offsetting the decline in the subscription and voice ARPU.

Domestic mobile _ TMN

In 2008, operating revenues amounted to Euro 1,601 million, representing an increase of 3.8% y.o.y, notwithstanding the negative impact of Euro 24 million as a result of lower MTRs. Service revenues also showed an increase in the year (+2.9% y.o.y), underpinned by the increase in customer revenues, which were up by 5.7% y.o.y, more than offsetting the decrease in interconnection revenues (-6.3% y.o.y) due to the regulated cuts in MTRs. Excluding lower MTRs, service revenues would have increased by 4.5% y.o.y, improving the trend seen in 2007, while operating revenues would have increased by 5.3% y.o.y.

Customer revenues increased by 5.7% y.o.y to Euro 1,175 million on the back of strong customer growth, namely in wireless broadband and was achieved against a backdrop of lower roaming-out customer revenues due to price cuts. It is worth highlighting that this marks the second consecutive year of growth in customer revenues at TMN and 2008 posted an improved trend when compared to 2007. Interconnection revenues declined by 6.3% y.o.y in 2008 to Euro 231 million, as a result of the decrease in MTRs to Euro 8 cents and to Euro 7.5 cents as at 23 August 2008 and as at 1 October 2008, which compares to Euro 11 cents in 2007. Data revenues continued to be an important source of growth. All wireless data applications from PDAs and BlackBerry to laptop wireless data cards contributed to data revenues growth, which in the year was up by 30.2% y.o.y.

Domestic mobile income statement (1)	Euro million

	2008	2007	y.o.y
Operating revenues	1,601.5	1,542.9	3.8%
Services rendered	1,432.8	1,393.1	2.9%
Customer	1,175.2	1,112.3	5.7%
Interconnection	231.2	246.9	(6.3)%
Roamers	26.4	33.9	(22.1)%
Sales	159.4	141.8	12.4%
Other operating revenues	9.3	8.1	14.9%
Operating costs, excluding D&A	912.2	864.0	5.6%
Wages and salaries	51.9	52.7	(1.6)%
Direct costs	279.3	282.6	(1.2)%
Commercial costs	323.9	318.3	1.8%
Other operating costs	257.2	210.4	22.2%
EBITDA (2)	689.2	679.0	1.5%
Depreciation and amortisation	231.7	223.6	3.6%
Income from operations (3)	457.5	455.4	0.5%
EBITDA margin	43.0%	44.0%	(1.0	)pp
Capex (4)	244.6	182.9	33.8%
Capex as % of revenues	15.3%	11.9%	3.4	pp
EBITDA minus Capex	444.7	496.1	(10.4)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) In 2007, capex excludes Euro 242 million related to additional commitments under the terms of the UMTS license.

EBITDA increased by 1.5% y.o.y to Euro 689 million in 2008, notwithstanding the decline in MTRs, which had a negative impact of Euro 13 million in the period. Adjusting for this negative effect, EBITDA would have increased by 3.4%. This performance was achieved despite higher commercial costs, which were up by 1.8% y.o.y, due to higher commercial activity in the period and higher customer support costs due to the growth in data segments, which have more complex requirements. Notwithstanding the increase in commercial costs, unitary SARC, which includes marketing, handset subsidies and commissions, fell by 18.9% y.o.y in 2008. Wages and salaries decreased by 1.6% y.o.y in 2008, thus reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses and fixed-mobile integration. Direct costs decreased by 1.2% y.o.y in 2008 due to the positive impact of lower MTRs. EBITDA margin stood at 43.0% in 2008.

Capex increased from Euro 183 million in 2007 to Euro 245 million in 2008 and was directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 80% of network capex is being directed towards 3G and 3.5G networks, namely to the upgrading of the radio access technology, which will improve indoor coverage, broadband service quality, whilst also reducing power consumption and bringing environmental benefits. With these continued investments and upgrades, TMN has sufficient capacity available to support the strong growth in data traffic whilst it strives to offer the best voice and data coverage in Portugal.

Domestic mobile operating data (1)

	2008	2007	y.o.y
Customers (‘000)	6,944	6,2611	0.9%
Net additions (‘000)	683	558	22.5%
MOU (minutes)	115	121	(4.5)%
ARPU (Euro)	18.2	19.8	(8.0)%
Customer	15.0	15.8	(5.5)%
Interconnection	2.9	3.5	(16.2)%
ARPM (Euro cents)	15.8	16.4	(3.6)%
Data as % of service revenues (%)	20.3	16.0	4.3	pp
SARC (Euro)	38.0	46.9	(18.9)%
Employees	1,082	1,144	(5.4)%

(1) Includes MVNO subscribers.

2008 was another strong year for TMN with net adds of 683 thousand, of which 212 thousand in the fourth quarter of the year. Total customers increased by 10.9% y.o.y to 6,944 thousand at the end of 2008, as a result of the successful rollout of both voice and data services. A continued focus on acquiring post paid customers, including wireless broadband, has resulted in post paid customers, accounting for 28.1% of total customers at the end of 2008, up from 23.8% in 2007.

TMN launched several marketing initiatives during the period aimed at continuing to enhance its brand awareness, especially in the youth segment. During the Easter period, TMN launched two main campaigns: (1) “Triplicar Páscoa 2008”, which triples a Euro 15 recharge during this period, and (2) “Páscoa Roaming”, which offers a 50% discount over the normal pricing after the third minute of a roaming call and as part of its sponsorship of the Portuguese football national team, TMN launched, during the Euro 2008 championship, an advertising campaign giving voice to players from the Portuguese national team and marketing value added alert services for goals, fixtures and standings as well as special roaming promotions for Austria and Switzerland aimed at stimulating usage. TMN also launched a price plan for the youth segment, “Moche”, which enables subscribers, for a monthly fee of Euro 14.90 to make free calls and send free SMS/MMS to other subscribers in the same plan and benefit from special prices within TMN’s network.

TMN continued to invest in the differentiation of its services, launching the “Localizz”, an innovative personal security system that allows customers to share their localization. TMN also launched Kazoo, the first mobile solution in Portugal aimed at supporting non-profit social organisations. Through Kazoo, a regular prepaid service user can revert 5% of his recharges, without any additional cost, to a non-profitable social institution chosen among a large selection of registered organisations.

Wireless broadband remained a key priority, as TMN strengthened its offers by bundling low cost and ultra portable laptops with a broadband connection. On 28 November, TMN launched a ultra portable laptop, Asus Eee PC901 Go with integrated wireless broadband. TMN was also the first operator to launch the low cost laptop “Magalhães”. These initiatives allow TMN to reach new segments of the market, such as customers without PC or with higher mobility requirements, thus further strengthening its leadership in wireless broadband and data in general. Most of the wireless broadband plans involve a loyalty programme, download speeds of up to 7.2 Mbps and traffic capacity ranging from 1GB up to 6GB. TMN also launched another pre-paid mobile broadband service, which offers wireless broadband for 30 consecutive days or a maximum of 1GB (and unlimited WI-FI) with download speeds of up to 1Mbps. In the third quarter of 2008 TMN was elected by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal. In addition, in a study recently undertaken by the telecoms regulator, TMN was considered the operator having the best 3G coverage and best 3G service throughout the country. TMN already covers all district capitals with 3.5G. As part of a continued development of its broadband data services to offer the highest bandwidth in Portugal, TMN launched in January 2009 a pilot project based on HSPA+ that makes available speeds of up to 21Mbps.

PT also continued to develop and to market OfficeBox, a fixed-mobile convergent service for SME’s and SOHO’s, which includes a PC, fixed and mobile voice, and fixed and mobile broadband. TMN also marketed a new offer of Meo Mobile, its mobile television service, allowing the subscription of the service for a minimum period of one week for a fee for Euro 1.97.

Data services continued to contribute to top line growth, with data revenues increasing by 30.2% y.o.y in 2008 and already accounting for 20.3% of service revenues, up from 16.0% last year. The increase in data service revenues is being underpinned by non-SMS services, which almost doubled in 2008 and already account for around 50.0% (+15.6pp y.o.y) of total data service revenues in 2008. This growth in non-SMS data was driven by the strong performance of wireless broadband.

TMN’s ARPU decreased by 8.0% y.o.y in 2008 to Euro 18.2, as a result of: (1) increased penetration of services in lower segments of the market; (2) declining MTRs, and (3) lower roaming prices. In effect, the contribution of interconnection to ARPU declined by 16.2% y.o.y, while that of roaming-in declined by 30.4%. Blended MOU decreased by 4.5% y.o.y in 2008 to 115 minutes, mainly due to the growth in the customer base (+10.9% y.o.y, EoP), namely in wireless broadband data cards.

PT’s international business, which corresponds to over half of the company’s turnover, has shown balanced growth, with the role of Vivo making an important contribution with 45% of total income.

International market

Brazilian mobile _ Vivo

Vivo concluded the acquisition of Telemig on 3 April 2008, which allowed for its consolidation from the beginning of April. As such, Vivo’s results presented since the second quarter of 2008 include Telemig.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 23.8% y.o.y in 2008 to R$ 16,255 million, as a result of the growth in service revenues (+24.4% y.o.y) underpinned by strong growth in customers and in data services. Excluding Telemig, Vivo’s operating revenues would have increased by 13.9% y.o.y and service revenues would have grown by 14.8% y.o.y.

Brazilian mobile income statement (1)	R$ million

	2008	2007	y.o.y
Operating revenues	16,255.1	13,133.0	23.8%
Services rendered	14,310.0	11,502.8	24.4%
Sales	1,568.5	1,376.1	14.0%
Other operating revenues	376.6	254.1	48.2%
Operating costs, excluding D&A	11,803.4	9,960.2	18.5%
Wages and salaries	770.6	686.8	12.2%
Direct costs	3,028.1	2,284.4	32.6%
Commercial costs	4,252.4	3,535.4	20.3%
Other operating costs	3,752.3	3,453.5	8.7%
EBITDA (2)	4,451.6	3,172.8	40.3%
Depreciation and amortisation	3,320.1	2,789.2	19.0%
Income from operations (3)	1,131.5	383.6	194.9%
EBITDA margin	27.4%	24.2%	3.2	pp
Capex (4)	2,728.8	1,919.0	42.2%
Capex as % of revenues	16.8%	14.6%	2.2	pp
EBITDA minus Capex	1,722.9	1,253.8	37.4%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Capex in 2008 excludes the acquisition of 3G licenses in Brazil (R$ 1,201 million).

EBITDA increased by 40.3% y.o.y to R$ 4,452 million in 2008, on the back of revenue growth and cost control. Excluding Telemig, EBITDA would have increased by 31.2% y.o.y. The increase of 32.6% in direct costs (19.8% excluding Telemig) is mainly explained by the growth in interconnection traffic, as a result of the increase in the subscriber base as well as usage campaigns launched in the period, as part of the commercial campaigns and 3G launch. Unitary SARC, which includes marketing, handset subsidies and commissions, fell by 24.8% y.o.y in 2008, notwithstanding higher commercial activity, which resulted in net additions of 7,475 thousand customers in 2008 (of which 2,668 thousand in the fourth quarter). This performance of SARC is explained by a higher take-up of GSM handsets and SIM cards, which have a lower cost, notwithstanding increase in marketing and publicity related to the campaigns carried out in the period. EBITDA margin increased in 2008 by 3.2pp to 27.4%, notwithstanding the strong customer growth and its impact on both acquisition costs and FISTEL fees, which under IFRS are booked upfront.

Capex increased by 42.2% to R$ 2,729 million in 2008. Excluding Telemig, capex at Vivo would have increased by 29.3%. Capex in 2008 was mainly directed to: (1) improve network coverage, including the expansion to the Northeast states of Brazil where Vivo launched its service in mid October; (2) increase capacity and enhance quality, namely in the GSM/EDGE and 3G technologies; (3) launch new customer service and front office systems, and (4) adapt internal IT systems to number portability. The GSM/EDGE network overlay covers 3,022 municipalities, already exceeding the number of municipalities served by the CDMA network. In addition, in mid September Vivo also launched its 3G network, which covered more than 40 municipalities at the time of launch and now already covers 314 municipalities.

Brazilian mobile operating data (1)

	2008	2007	y.o.y
Customers (‘000)	44,945	33,484	34.2%
Market share (%)	29.8	27.7	2.1	pp
Net additions (‘000)	7,475	4,430	68.7%
MOU (minutes)	86	77	12.1%
ARPU (R$)	29.2	30.4	(4.1)%
Customer	16.8	17.1	(1.2)%
Interconnection	12.1	13.1	(7.9)%
Data as % of service revenues (%)	10.2	8.5	1.6	pp
SARC (R$)	82.5	109.7	(24.8)%
Employees	8,386	5,600	49.8%

(1) Operating data calculated using Brazilian GAAP.

In 2008, the Brazilian market grew by 24.5%, compared to 21.1% in 2007, reaching 150.6 million subscribers by December 2008. Against a backdrop of strong competition, Vivo had a market share of 29.8% at the end of 2008 and maintained its leadership in Brazil. In 2008, Vivo’s customer base increased by 34.2% y.o.y to 44,945 thousand which includes 3,986 thousand from Telemig’s consolidation. Net additions reached 7,475 thousand in 2008 (2,668 thousand in the fourth quarter), increasing by 68.7% y.o.y. GSM and 3G accounted for more than 90% of total gross additions in 2008 (95% in the fourth quarter), bringing the total number of GSM and 3G customers to 31,092 thousand at the end of 2008, equivalent to 69.2% of total customers.

Vivo’s commercial activity in the period was centred on Mother’s Day, Valentine’s Day, Father’s Day and the Christmas season campaigns, and focused on marketing initiatives aimed at increasing usage and penetration of 3G services with a flexible and comprehensive offer based on “Vivo Zap” plans. Vivo was elected, by local magazines, as the operator with the best quality and coverage in 3G, with 314 municipalities at the end of 2008, as referred to previously. Vivo also launched campaigns aimed at reinforcing its institutional image and the quality of its network and service, thus taking advantage of the recently introduced number portability which has had a positive impact on Vivo’s pospaid customer base. In effect, according to Anatel, the Brazilian telecoms regulator, Vivo has the best compliance with quality indicators and the lowest complaints ratio. In mid October, Vivo launched its service in the Northeast states, where previously it did not have network coverage.

Vivo’s blended MOU increased by 12.1% y.o.y in 2008 to 86 minutes, as a result of the strong growth in outgoing MOU (+28.2% y.o.y). The success of recent marketing campaigns focused on promoting usage has underpinned the performance of outgoing MOU.

Vivo’s blended ARPU reached R$ 29.2 in 2008, a decrease of 4.1% y.o.y as a result of strong customer growth. This reduction was mainly due to the decrease in interconnection ARPU (-7.9% y.o.y), as a result the migration of fixed-mobile traffic to mobile-mobile traffic. Customer ARPU declined by 2.7% y.o.y to R$ 16.8, due to strong customer growth. Data revenues increased by 49.9% y.o.y in 2008, and now account for 10.2% (+1.6pp y.o.y) of service revenues. The growth drivers of data services were: (1) the strong increase in service revenue from Play, Java, SMS, as well as the increase in the customer base of Zap, Flash/Desk Modem, Blackberry and Smart Mail customers; (2) the increase in the use of person-to-person SMS, as a result of the increase of recharges with services and activations of post-paid plans with data benefits; (3) promotions for the usage of SMS Content (interactivity actions on the TV and other media), and (4) new partnerships with additional content providers.

Other international investments

Highlights of main assets in Africa and Asia (2008) (1)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (2)	32.18%	7,820	5,151	4.6%	2,229	(1.9)%	43.3%	453.2	196.1
Unitel (2) (4)	25.00%	4,572	1,269	42.5%	770	43.6%	60.7%	863.1	523.7
MTC (3) (4)	34.00%	1,078	1,277	12.0%	638	6.4%	49.9%	105.9	52.9
CVT (3) (4)	40.00%	324	8,056	8.0%	4,861	4.0%	60.3%	73.1	44.1
CTM (2)	28.00%	620	2,442	6.7%	1,087	12.5%	44.5%	206.9	92.1
CST (3) (4)	51.00%	58	196,618	25.8%	65,709	23.8%	33.4%	9.1	3.0
Timor Telecom (3)	41.12%	128	38	21.9%	21	42.8%	53.6%	26.2	14.0

(1) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CST, CVT and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

Morocco – Médi Télécom

Médi Télécom revenues increased by 4.6% y.o.y in 2008 to MAD 5,151 million, while EBITDA decreased by 1.9% y.o.y to MAD 2,229 million, equivalent to a margin of 43.3%. Mobile customer base increased by 17.0% y.o.y to 7,797 thousand, with net additions in 2008 totaling 1,132 thousand. MOU decreased by 11.3% y.o.y in 2008 to 43 minutes. ARPU totaled MAD 59 in 2008, a decrease of 14.8% over the same period of last year, mainly due to: (1) growth of the customer base; (2) declining interconnection tariffs, and (3) increased competition in the market.

Angola – Unitel

Unitel’s revenues and EBITDA, in 2008, increased by 42.5% and 43.6% y.o.y, to USD 1,269 million and USD 770 million, respectively, underpinned by strong customer growth in Luanda as well as in other main districts of the country. EBITDA margin reached 60.7% in 2008. Net additions totaled 1,265 thousand in 2008, with the total customer base reaching 4,572 thousand at the end of 2008, an increase of 38.2% over the same period of last year. In 2008, Unitel’s MOU decreased by 8.8% y.o.y to 108 minutes and ARPU totaled USD 26.5, a decrease of 3.9% over the same period of last year, as a result of the strong growth in the customer base.

Namibia – MTC

MTC’s revenues and EBITDA, in 2008, increased by 12.0% and 6.4% y.o.y respectively. EBITDA margin stood at 49.9% in 2008. The total customer base reached 1,078 thousand at the end of 2008, an increase of 34.7% over the same period last year and net additions totaled 278 thousand in 2008. Postpaid customers increased by 18.7% y.o.y, representing 7.8% of total customer base. ARPU totaled NAD 112.3 in 2008, a decrease of 16.0% y.o.y, primarily as a result of customer growth in the period.

Cape Verde – CVT

CVT’s revenues increased by 8.0% y.o.y, mainly driven by the growth of mobile revenues by 15.8% y.o.y. EBITDA increased by 4.0% y.o.y in 2008 as a result of higher commercial costs, related to customer growth and retention following the entry of a new mobile competitor. EBITDA margin stood at 60.3% in 2008. Mobile customers increased by 70.5% to 252 thousand. Mobile MOU reached 65 minutes and ARPU totaled CVE 2,018.8, a decrease of 27.0% y.o.y.

Macao – CTM

CTM’s revenues and EBITDA, in 2008, increased by 6.7% and 12.5% y.o.y to MOP 2,442 million and MOP 1,087 million, respectively. EBITDA margin stood at 44.5% in 2008. In the mobile division, customers increased by 25.7% y.o.y reaching 439 thousand at the end of 2008. In 2008, CTM’s mobile ARPU decreased 6.5% to MOP 204.6.

São Tomé e Príncipe – CST

CST’s revenues increased by 25.8% y.o.y to STD 196,618 million in 2008, while EBITDA grew by 23.8% y.o.y to STD 65,709 million. EBITDA margin stood at 33.4%. In the mobile division, CST had 51 thousand customers at the end of 2008, an increase of 67.9% y.o.y. Mobile MOU decreased by 9.5% y.o.y in 2008 to 56 minutes, as a result of the growth in the customer base. Mobile ARPU totaled STD 264 thousand in 2008, a decrease of 11.6% over last year.

East Timor – Timor Telecom

Timor Telecom’s revenues and EBITDA in 2008 increased by 21.9% and 42.8% y.o.y, to USD 38 million and USD 21 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 5 3.6%. Timor Telecom’s mobile net additions reached 47 thousand, bringing the total mobile customer base to 125 thousand at the end of 2008, an increase of 59.8% y.o.y. Mobile MOU decreased by 13.8% y.o.y to 87 minutes. Mobile ARPU stood at USD 26, in 2008, a decrease of 22.2% over the same period of last year.

As at the end 2008, all other international assets, with the exception of Médi Télécom, had net cash positions.

Other international assets of PT, on a pro-forma basis, increased its proportional revenues and EBITDA, in 2008, both by 9.7% to Euro 442 million and Euro 221 million, respectively. This growth was achieved on the back of customer growth, notwithstanding the adverse exchange rate movements that affected local currencies in the markets where PT has operations.

Proportional income statement of other international assets (1)	Euro million

	2008	2007	y.o.y
Operating revenues	442.3	403.0	9.7%
EBITDA (2)	220.7	201.3	9.7%
Depreciation and amortisation	59.6	59.0	1.0%
Income from operations (3)	161.1	142.3	13.2%
EBITDA margin	49.9%	49.9%	(0.0	)pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil. IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

07 _ Employees

Efficiency in human resources policy reflects a concern for the optimisation and rationalisation of resources

Number of employees and productivity ratios

	2008	2007	Δ y.o.y	y.o.y
Domestic operations	10,440	10,338	102	1.0%
Wireline	6,183	6,354	(171)	(2.7)%
Domestic mobile • TMN	1,082	1,144	(62)	(5.4)%
Other	3,175	2,840	335	11.8%
International operations	21,530	18,300	3,230	17.7%
Brazilian mobile • Vivo (1)	4,193	2,800	1,393	49.8%
Other	17,337	15,500	1,837	11.9%
Total Group employees	31,970	28,638	3,332	11.6%
Fixed lines per employee	696	657	38	5.8%
Mobile cards per employee
TMN	6,418	5,473	945	17.3%
Vivo	5,360	5,979	(620)	(10.4)%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo, which includes the consolidation of Telemig since April 2008..

At the end of 2008, the number of staff employed by PT was 31,970 employees, of which 10,440 were allocated to the domestic operations. In the wireline business, the ratio of fixed lines per employee improved by 5.8% y.o.y in 2008 to 696 lines, reflecting the ongoing workforce rationalisation programme and the increase of fixed accesses, as a result of strong pay-TV net additions in the period. At TMN the ratio of mobile cards per employee rose by 17.3% to 6,418 cards. At the end of December 2008, the total number of employees of Vivo increased by 49.8% y.o.y to 8,386 employees, reflecting the consolidation of Telemig since April 2008, with the ratio of mobile cards per employee decreasing by 10.4% to 5,360 cards.

As part of the cost rationalisation programme, PT continued with its workforce reduction programme, with headcount decreasing by 357 employees during 2008.

08 _ Capital markets

In 2008, PT met 92% of its shareholder remuneration commitments.

Dividend per share

[cêntimos de euro]

(1) Subject to Shareholders’ approval at the AGM.

Sharehold structure

Shareholder remuneration

In terms of shareholder remuneration, PT returned approximately Euro 1,438 million to shareholders in 2008, through a combination of the following:

•            Share buyback of Euro 905 million, having completed the Euro 2.1 billion programme, which has been executed since March 2007. As part of this programme, PT cancelled 83,204,823 of its own shares on 24 March 2008 and 46,082,677 own shares on 10 December 2008, reducing its share capital from Euro 30,774,000 to Euro 26,895,375.

•            Dividend related to fiscal year 2007 of Euro 57.5 cents per share paid in April 2008, amounting to Euro 533 million.

With the conclusion of such share buyback programme, PT accomplished 92% of the remuneration package proposed to its shareholders for the 2006-2009 period, which corresponds to approximately Euro 5.3 billion. It is only pending the payment of a dividend for the fiscal year 2008 to be paid in 2009, in the amount of Euro 0.5 75 per share, which is expected to take place following its approval by the next annual General Shareholders Meeting, to be held on 27 March 2009, and subject to PT’s financial situation and market conditions, as previously announced.

In global terms, under this Euro 2.1 billion share buyback, PT acquired in the market a total of 232,344,000 own shares, already cancelled on 20 December 2007, 24 March 2008 and 10 December 2008, as mention above, which corresponds to 20.58% of the share capital at the time of the share buyback programme proposal to the shareholders in 2007.

As of 31 December 2008 and as at the date of this report, PT had equity swap contracts over 20,640,000, contracted under the previous share buyback programme. The total number of outstanding shares, adjusting for equity swaps on own shares recognised in the balance sheet, is 875,872,500.

Shareholder structure

PT has a diversified shareholder base, with approximately two thirds of its share capital being held by foreign shareholders, divided mainly among United States and Europe. The Portuguese market has been increasing its weight in PT’s share capital, representing 35% of the total shareholder base, with Continental Europe and the US market representing approximately 22% and 24%, respectively, of PT’s outstanding capital.

At the end of 2008, the holdings of the qualified shareholders represented more than 50% of PT’s share capital, as follows:

Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
17-Dec-08	Telefónica	89,651,250	10.00%	10.00%
31-Dec-08	Brandes Investments Partners	84,975,020	9.48%	7.52%
31-Dec-08	Espirito Santo Group	83,694,971	9.34%	9.34%
31-Dec-08	Caixa Geral de Depósitos Group	65,298,917	7.28%	7.28%
12-Mar-07	Ongoing Strategy Investments (1)	60,404,969	5.35%	5.35%
15-Dec-08	Barclays Group (2)	23,924,243	2.54%	2.54%
26-Dec-08	BBVA (3)	23,089,754	2.58%	2.58%
05-Jun-07	Visabeira Group (1)	22,667,473	2.01%	2.01%
04-Apr-08	Controlinvest Comunicações (4)	20,421,247	2.17%	2.17%
10-Apr-08	Taube Hodson Stonex Partners (4)	19,401,182	2.06%	2.06%
30-Dec-08	Ontario Teachers’ Pension Plan Board	17,938,889	2.00%	2.00%

(1) Reported before share capital reductions occurred on 20 December 2007, 24 March 2008 and 10 December 2008. (2) Information regarding the holding on 5 December 2008, i.e., before the share capital reduction occurred on 10 December 2008. (3) In January 2009, BBVA reduced its holding to 0.76% of PT’s share capital and corresponding voting rights. (4) Reported before share capital reduction occurred on 10 December 2008.

Share performance

In 2008, PT shares outperformed the european telecommunication sector, although reflecting the negative performance of the financial markets in the period, as a result of the financial crisis and global economy weakness. PT shares closed the year 2008 at Euro 6.07, representing a decrease of 32.0% over the previous year. The DJ Stoxx Telecom Europe index in 2008 declined by 36.5%, and the PSI-20 index registered a significant drop of 51.3% in the same period.

All the major financial markets registered negative performances, reflecting the global economic and financial crisis. The Footsie index registered the best performance in 2008 (-31.3%), followed by the Dow Jones (-33.8%), S&P 500 (-38.5%) and IBEX (-39.4%). The remainning european indexes registered decreases over 40% in the period.

Around 1,100 million PT shares were traded in 2008, equivalent to a daily average of 4.0 million shares, with the trading volume accounting for approximately 14% of the total trading volume of Euronext Lisbon. PT’s average turnover amounted to 109% in 2008, as compared with 119% in last year.

In 2008, the price of PT’s ADRs declined by 34.1%, closing the year at US$ 8.58. An average of approximately 170 thousand PT ADRs were traded daily in 2008 on the New York Stock Exchange. The number of ADRs outstanding at the end of 2007 was 42.1 million, of which 68.5% were owned by international qualified shareholders. PT’s ADR programme continues to be one of the most active among European telecom operators.

European telecoms share price performance in 2008

Source: Bloomberg (local currency).

Performance of major stock market indexes in 2008

Source: Bloomberg (local currency).

Bond performance

The key credit strength of PT in 2008 was again its ability to generate a strong operating free cash flow, as a result of leading market positions in both fixed and mobile businesses in Portugal and in mobile business in Brazil, as well as the implementation of continued cost cutting programmes. In 2008, PT maintained a solid liquidity position, given its significant level of cash, its debt profile (with an average maturity of around 5 years) and the additional flexibility provided by its committed stand-by lines and underwritten commercial paper lines.

Rating

After the failure of the tender offer for PT in 2007, Standard & Poor’s and Moody’s confirmed PT’s rating as BBB- and Baa2 respectively, both with stable outlook. These ratings reflect the factors mentioned above, as well as the expected increase in indebtedness resulting from the implementation of PT’s shareholder remuneration package. No change in credit ratings occurred in 2008.

Bonds

In 2008, PT’s bonds performance was mainly driven by financial markets events, namely the global credit crisis. Spreads have gradually widened until the end of September, when the turmoil in the markets, and specifically the bankruptcy of Lehman Brothers, have led to a general decrease in liquidity and an increase in bonds’ spreads across the market.

PT Eurobonds Spreads Performance in 2008 (basis points)

Source: Bloomberg

The deterioration in financial markets has also been the main driver for the market performance in 2008 of PT’s exchangeable bonds issued in August 2007. Until September, market price of these bonds has fluctuated between 95% and 105% of par. After mid-September, price decreased significantly led by the decline of PT share price, in the context of a general deterioration in equity markets, but recovered to approximately 95% at year end.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, regular, two-way communications.

During 2008, the Company participated in several investor events, including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, as well as investor conferences in Europe and in the US.

In 2008, PT held a total of over 160 meetings with analysts and investors. Additionally, PT held meetings in its offices, as well as conference-calls with investors and analysts on a regular basis.

During 2008, PT held three roadshows in Europe and the US. The most significant were held in May in Europe, following the announcement of the first quarter results, and in Europe and in the US held in November, following the announcement of the first nine months results.

09 _ Main events

Events of the year

Shareholder remuneration

20.MAR.08 | Following the approval at the Annual General Meeting (AGM) held on 27 April 2007, PT acquired 83,204,823 own shares by a total amount of Euro 712 million, through the exercise of the physical settlement of equity swap contracts.

28.MAR.08 | PT’s shareholders approved at the AGM the following proposals related to the shareholder remuneration package:

•    The payment of a cash dividend of Euro 0.575 per share for the fiscal year 2007. The dividend was paid on 24 April 2008.

•    The acquisition of PT’s own shares, in connection with the share buyback programme announced.

25.JUL.08 | PT announced the conclusion of its Euro 2.1 billion share buyback programme, which was being executed since March 2007. In global terms, PT acquired in the market a total of 232,344,000 own shares, already cancelled on 20 December 2007, 24 March and 10 December 2008, which corresponds to 20.58% of the share capital at the time of the share buyback programme proposal to the shareholders in 2007. The total number of outstanding shares, adjusting for equity swaps on 20,640,000 own shares (contracted under the previous share buyback programme) recognised in the balance sheet, is 875,872,500.

Share capital

24.MAR.08 | Following the approval at the AGM held on 27 April 2007 and for the purposes of the execution of the share buyback programme, PT registered the reduction of its share capital in the amount of Euro 2,496,144.69 through the cancellation of 83,204,823 treasury shares. As a result, PT’s share capital was, on that date, equivalent to Euro 28,277,855.31, comprised by 942,595,177 shares with a par value of 3 cents each.

28.MAR.08 | PT’s shareholders approved at the AGM a share capital reduction of up to Euro 3,077,400 through the cancellation of up to 102,580,000 shares, representing up to 10% of the share capital to be acquired under the terms of the share buyback programme, included in the shareholders remuneration package announced in February 2007 within the public tender offer that the Company was subject, and the corresponding amendment of the articles of association.

10.DEC.08 | Following the approval at the AGM held on 28 April 2008 and for the purposes of the execution of the share buyback programme, PT registered the reduction of its share capital in the amount of Euro 1,382,480.31 through the cancellation of 46,082,677 treasury shares, which were acquired until 10 December 2008 via the exercise of the physical settlement of equity swap contracts. As a result, PT’s share capital is now equivalent to Euro 26,895,375, comprised by 896,512,500 shares with a par value of 3 cents each.

Sale of 34% holding in Banco Best

25.MAR.08 | PT announced that it reached an agreement with Espírito Santo Financial Group, S.A. for the sale of the 34% stake that PT Comunicações, S.A. held in BEST – Banco Electrónico de Serviço Total, S.A.. The sale amount was Euro 16 million, resulting in a capital gain for PT of Euro 9 million.

Acquisition of Telemig

O4.APR.08 | PT announced that Vivo concluded the acquisition of the shareholder control of Telemig Participações and Tele Norte Celular. Additionally, Vivo sold, for the same price of the acquisition, Tele Norte Celular to Telemar Norte Leste, in accordance with the disclosure made by Vivo on 20 December 2007. The acquisition of the controlling stake in Telemig Participações, which corresponds to 22.72% of total capital (53.90% of ordinary shares and 4.27% of preferred shares) was done for a total consideration of R$1.16 billion. Additionally, Vivo acquired certain subscription rights for R$ 70.5 million.

O8.APR.08 | PT announced that Vivo launched a voluntary public tender offer (VTO) for the acquisition of up to 1/3 of the preferred shares of Telemig Celular and Telemig Celular Participações outstanding in the market. In the case of Telemig Participações, the VTO was extended to holders of preferred shares underlying ADSs. Each ADS of Telemig Participações represents two preferred shares. The price, which corresponds to a premium of approximately 25% over the weighted average trading price of the preferred shares of each of Telemig Celular and Telemig Participações at the BOVESPA for the last 30 days before 1 August 2007, inclusive, was: (1) R$654.72 per preferred share of Telemig Celular, and (2) R$63.90 per preferred share of Telemig Participações. For reference, the amount per ADS of Telemig Participações corresponds to US$74.68, based on the PTAX 800 exchange rate of R$1.711/US$1.00 on 4 April 2008. This offer was concluded on 15 May 2008.

15.JUL.08 | Vivo launched the mandatory tender offers for the acquisition of all remaining shares in the market of Telemig Participações and Telemig Celular, which were concluded on 15 August 2008.

Vivo’s share capital

11.SEP.08 | Vivo approved a reverse split, at the ratio of 4 shares to 1 share of the respective type, of its 1,474,077,420 (536,601,378 common shares and 937,476,042 preferred shares) registered, book-entry type shares, with no face value, representing the share capital of the company. Accordingly, the share capital of Vivo Partcipações now comprises 368,519,356 (134,150,345 common shares and 234,369,011 preferred shares) registered, book-entry type shares.

Television strategy

02.APR.08 | PT announced the launch of its nationwide TV offer through satellite (DTH – direct to home), which will complement the existing IPTV offer. PT’s television strategy is based on a multiplatform concept that aims to provide the same content, independent of the customer interface. Meo will be PT’s TV brand across the various platforms, namely at home, in the mobile handset or in a computer.

22.APR.08 | PT announced that it reached an agreement with the three free-to-air (“FTA”) operators – RTP, SIC and TVI – in connection with PT’s bid in the upcoming Digital Terrestrial Television (“DTT”) contest – for the definition of the terms and conditions under which the transmission of the FTA signal for the four channels will be delivered during the simulcast period as well the digital transmission up to the end of the licence period. As part of the DTT public tenders, PT delivered two proposals for: the public tender related to Mux A – transport of the free-to-air (“FTA”) signal (four existing FTA channels plus a fifth FTA channel to be attributed in 2009); and the public tender on Muxes B to F – allocation of rights to use five frequencies (two nationwide and three regional) and the licensing of a pay-TV operator.

18.JUN.08 | PT announced that Meo, its pay-TV service, surpassed 100 thousand customers, representing 15% of PT’s ADSL customers and 3.7% of its traffic generating lines.

30.JUN.08 | PT announced that it was notified of the Draft Final Decision of the Committee of Evaluation of the proposals submitted within the public tender procedure on the DTT concerning the Muxes B to F (pay-TV service), earning the best classification by an independent jury. This preliminary decision of the Public Tender Committee, which will be subject to prior hearing of the interested parties, thus awarded PT the victory in the DTT public tender related with the pay-TV service. The licenses to be attributed will be valid for a 15-year period, as from the date of the respective attribution. The procedure for the evaluation of PT’s proposal related to the Mux A (transport of the free-to-air signal) is in progress and PT is the only bidder for this public tender.

23.SEP.08 | PT announced that Meo, its pay-TV service, surpassed 200 thousand customers, representing circa 30% of PT’s ADSL customers and 7% of its traffic generating lines.

18.DEC.08 | PT announced that Meo, its pay-TV service, surpassed 300 thousand customers, corresponding to approximately 43% of PT’s ADSL customers and 11% of its traffic generating lines.

Corporate bodies

18.JAN.08 | PT announced that Armando António Martins Vara resigned from his office as non-executive member of the company’s Board of Directors.

31.JAN.08 | PT announced that António Viana-Baptista and Fernando Abril-Martorell resigned from their office as non-executive members of the company’s Board of Directors.

12.FEB.08 | PT announced the appointment of Francisco Manuel Marques Bandeira, José María Álvarez-Pallete López and Santiago Fernández Valbuena as non-executive members of the Company’s Board of Directors, to complete the 2006-2008 term of Office, thus replacing Armando António Martins Vara, António Viana-Baptista and Fernando Abril-Martorell respectively.

28.MAR.08 | PT announced the appointment of Zeinal Bava as Chief Executive Officer (CEO), following the resignation submitted by Henrique Granadeiro, the former CEO, who continues in office as Chairman of the Board of Directors. As a result, PT resumed a governance model based on a separate Chairman and CEO.

20.JUN.08 | PT announced that João Pedro Baptista resigned from his office as executive member of the company’s Board of Directors.

Mobile termination tariffs

07.JUL.08 | PT announced that its subsidiary TMN was notified by ICP-ANACOM, the Portuguese telecoms regulator, of the decision related with the specification of the obligation of price control concerning the wholesale markets of voice call termination in individual mobile networks (market 16). This decision establishes a meaningful reduction of the maximum prices to be applied by the mobile operators with significant market power in the termination of voice calls, as follows:

Mobile termination tariffs	Euro

	TMN / Vodafone	Optimus
15 July 2008	0.080	0.096
1 October 2008	0.075	0.090
1 January 2009	0.070	0.084
1 April 2009	0.065	0.078
1 July 2009	0.065	0.072
1 October 2009	0.065	0.065

PT believes that the terms of this deliberation are illegal and disproportionate. The current decision of a steep reduction in the values of termination not only ignores the associated revenue loss related with the international traffic, but also jeopardises the meaningful investments that have been made by the mobile sector in the last decade, damaging, as a consequence, the balance of payments, the competitiveness of the Portuguese mobile operators and the future innovation in Portugal. In what concerns the asymmetry in favor of the operator Optimus, PT believes that the legal requirements are not met. As such, it translates into another positive discrimination of that operator, which adds to the circa Euro 125 million “savings” that Optimus has been benefiting since 1998, when compared with the costs of spectrum registered by TMN. Taking into consideration the illegalities evidenced in the current decision of the regulator, PT is using all legal means at its disposal to contest its legality and effectiveness.

09.SEP.08 | PT announced that its subsidiary TMN was notified by ICP-ANACOM, that its decision mention above, which established a significant reduction of the maximum prices to be applied by the mobile operators with significant market power in the termination of voice calls, released to the market on 7 July 2008, was only effective as of 23 August 2008. As such, until that date TMN applied the termination prices that were in place at the time (Euro 0.11 per minute). Notwithstanding, PT maintains its view in what concerns the illegalities evidenced that wound the current decision of the regulator and will continue to recourse to the legal means at its disposal to contest its legality and effectiveness.

Notification of a decision of the AdC

01.SEP.08 | PT announced that its subsidiary PT Comunicações was notified by the Portuguese Competition Authority (“AdC”) within the context of proceedings no. 01/04 of a decision imposing a fine of Euro 2,116,268.00 for an alleged abuse of a dominant position for putting into effect, between 1 March 2003 and 7 March 2004, a certain pricing scheme for leased lines services (March 2003 Pricing Scheme). PT Comunicações accepts that the AdC and the ICP-ANACOM may have a different market regulatory perspective but believes it should not be penalised and much less fined for abiding with the specific instructions of the sector regulator. PT Comunicações considers unfounded the allegations now brought against it and will therefore appeal the Portuguese Competition Authority’s decision before the Commercial Court of Lisbon within the legal time limits.

10 _ Outlook

PT will continue to be a growth-oriented company, aiming at fully exploring the potential of its asset portfolio. In the domestic market, PT aims to take full advantage of existing and future opportunities in the telecommunications and multimedia markets through the continued development of new services and convergent offers. Internationally, PT intends to continue developing its mobile asset in Brazil, taking advantage of the growth potential of the Brazilian market in voice and data services, and to exploit opportunities in high-growth markets where PT has clear competitive advantages.

In order to anticipate these challenges, PT’s strategy in the domestic market will be based upon the development of fixed-mobile convergent services for all segments of the market aimed at improving customer loyalty and decreasing retention costs, while using the various brands in an integrated manner. PT’s strategy will also be based on the deployment of services aimed at providing a pay-TV offering with distinctive and customised content and features tailored to meet the customer needs and to provide today the experience of the TV of the future. PT will continue to leverage on the multi-platform strategy designed to provide nationwide coverage of these services and will continue to invest to further develop new and more effective platforms. PT will continue to contribute to the development of the information society in Portugal and to promoting the info-inclusion of all Portuguese citizens not only in the urban areas, but also in the more remote and rural regions of Portugal. PT will continue streamlining its businesses by rationalising its cost structure through productivity increases and business process reengineering.

Internationally, PT aims to continue exploring the growth potential of Vivo, its Brazilian mobile asset, leveraging on Brazil’s favourable demographics, growth prospects and on the opportunity for the fixed-mobile migration. PT will continue to invest in the development of 3 G services and the know-how of Vivo in the data segment should contribute to further exploit the mobile broadband and data opportunity. PT also aims to continue increasing its exposure to high-growth markets in Africa by selectively considering value-creating opportunities and taking full advantage of its existing asset portfolio and partnerships.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure.

In line with its stated remuneration policy, PT will continue to provide an attractive shareholder remuneration combined with above-average growth prospects, provided by its international portfolio.

11 _ Statement by the persons responsible

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•      The management report, the financial statements, the auditor’s opinion and the other financial statements and documents required by law or regulation concerning the financial year ended on 31 December 2008 were prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole;

•      The management report concerning such financial year includes a fair review of the development of the business and the performance and position of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole, including an accurate description of the principal risks and uncertainties that they face.

Lisbon, 17 February 2009

Henrique Granadeiro

Chairman of the Board of Directors

Zeinal Bava

Chief Executive Officer

Luís Pacheco de Melo

Executive Director, Chief Financial Officer

António Caria

Executive Director

Rui Pedro Soares

Executive Director

Santiago Fernández Valbuena

Non-Executive Director

José María Álvarez-Pallete López

Non-Executive Director

Joaquim Goes

Non-Executive Director

Amílcar de Morais Pires

Non-Executive Director

Francisco Marques Bandeira

Non-Executive Director

Jorge Tomé

Non-Executive Director

Nuno de Almeida e Vasconcellos

Non-Executive Director

Rafael Mora Funes

Non-Executive Director

João de Mello Franco

Non-Executive Director

Thomaz Paes de Vasconcellos

Non-Executive Director

José Xavier de Basto

Non-Executive Director

Franquelim Alves

Non-Executive Director

Gerald McGowan

Non-Executive Director

Francisco Pereira Soares

Non-Executive Director

Fernando Soares Carneiro

Non-Executive Director

Luís de Azevedo Coutinho

Non-Executive Director

12 _ Activities of the Non-Executive Directors

Description of the activities carried out by the non-executive Directors

In accordance with Article Six of its Regulation, approved in 3 October 2008, PT’s Board of Directors has restated its commitment in view of conferring to its non-executive members the ability to monitor, evaluate and supervise the executive management of the Company.

During the year 2008, PT’s non-executive Directors were able to perform those functions effectively and without facing any kind of constraints. In light of this, we highlight the following activities:

•    In addition to the exercise of their competences not delegated on the Executive Committee, PT’s non-executive Directors have performed their supervisory functions over the executive management, under Article 407 (8) of the Portuguese Companies Act and paragraph 1 of Article Six of the Board of Directors’ Internal Regulations. Indeed, under those rules, the delegation of powers in the Executive Committee does not exclude the mandatory duty of general surveillance impending over non-executive Directors.

•    As foreseen in Articles Five and Six of the Board of Directors’ Internal Regulations, PT’s non-executive Directors have also exercised their supervisory functions in the internal commissions of this corporate body, i.e;

•      In the Corporate Governance Committee, exclusively composed of non-executive Directors whose powers and activities in 2008 are described in Chapter 2, paragraph 3 of the Company’s Corporate Governance Report;

•      In the recently set up Evaluation Committee, composed by a majority of non-executive Directors whose powers and activities in 2008 are described in Chapter 3, paragraph 4 of the Company’s Corporate Governance Report.

The effective performance of PT’s non-executive Directors’ functions has also been enhanced by the role played by the Chairman of the Board of Directors, who, since March 28, has exclusively performed his functions of Chairman, having dismissed from his executive functions. Such role undertook by the Chairman in 2008 was reflected in Articles Four and Five of the Board of Directors’ Internal Regulations and has focused on the following matters:

•      The Chairman of the Board of Directors has monitored the Executive Committee’s activities in order to keep said corporate body informed about the performance of the delegated powers;

•      The Chairman of the Board of Directors has promoted the actual performance of non-executive Directors’ functions and duties, ensuring the necessary mechanisms to allow them to make independent and informed decisions, in particular regarding his attributions of coordination of the Board’s meetings;

•      The Chairman of the Board of Directors has also cooperated on the dynamization of the activities of the Board internal committees, both through its participation in meetings of the Corporate Governance Committee and its contribution for the setting up of the Evaluation Committee.

•      During the year 2008, PT’s non-executive Directors were enabled to perform their functions, in particular, by the following means:

•      In the Board of Directors’ meetings, the Executive Committee presents a summary of the relevant issues related to its activities, providing non-executive Directors with additional requested information;

•      The Chairman of the Executive Committee sends to the Chairman of the Board of Directors both the notices and the minutes of Executive Committee’ meetings;

•      The attendance of non-executive Directors in the Board of Directors’ meetings, who are the majority of the members currently in functions in such corporate body;

•      The non-executive Directors may obtain, jointly or individually, the information deemed necessary or convenient to the performance of their functions, being its request made through the Chairman of the Board and/or to the Chairman of the Executive Committee, thus allowing the answer to be provided in due time and in an adequate manner;

•      Without prejudice of cases of acknowledged urgency, the Board of Directors’ meetings shall be convened with at least a 5 days prior notice and the agenda and resolutions’ supporting documentation shall be made available at least 3 days in advance.

Consolidated financial statements

page	note

94		Consolidated income statement
95		Consolidated Balance Sheet
96		Consolidated statement of recognised income and expenses
97		Consolidated statement of cash flows
98		Notes to the Consolidated Financial Statements
98	1	Introduction
99	2	Basis of presentation
103	3	Summary of significant accounting policies, judgments and estimates
114	4	Changes in accounting policies and estimates
115	5	Exchange rates used to translate foreign currency financial statements
116	6	Revenues
116	7	Segment reporting
122	8	Wages and salaries
122	9	Post retirement benefits
131	10	Direct costs
131	11	Costs of products sold
131	12	Supplies and external services
132	13	Operating leases
132	14	Indirect taxes
132	15	Other costs, net
133	16	Net interest expense
133	17	Net gains on financial assets and other investments
133	18	Net other financial expenses
134	19	Income taxes
136	20	Discontinued operations
138	21	Minority interests
138	22	Dividends
139	23	Earnings per share

page	note

139	24	Short-term investments
139	25	Accounts receivable - trade
140	26	Accounts receivable - other
140	27	Inventories
141	28	Taxes receivable and payable
142	29	Prepaid expenses
142	30	Other current and non-current assets
143	31	Investments in group companies
145	32	Other investments
146	33	Intangible assets
148	34	Tangible assets
150	35	Debt
154	36	Accounts payable
155	37	Accrued expenses
155	38	Deferred income
155	39	Provisions and adjustments
158	40	Other current and non-current liabilities
158	41	Shareholders’ Equity
161	42	Financial instruments
169	43	Guarantees and financial commitments
170	44	Statement of cash flows
172	45	Related parties
175	46	Litigation
179	47	Subsequent events
180		Exhibit
180		I. Subsidiary companies
183		II. Associated companies
185		III. Companies consolidated using the proportional method

Portugal Telecom, SGPS, SA
Consolidated income statement
for the years ended 31 December 2008 and 2007

Euro

	Notes	2008	2007
CONTINUING OPERATIONS
REVENUES
Services rendered	6	6,115,521,177	5,625,495,438
Sales	6	508,662,301	442,466,483
Other revenues	6	110,123,957	80,447,271
		6,734,307,435	6,148,409,192
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	8	616,597,308	638,072,873
Post retirement benefits	9.5	44,759,000	(65,076,144)
Direct costs	10	1,086,931,322	907,297,176
Costs of products sold	11	778,460,559	656,149,583
Marketing and publicity		176,292,202	147,246,817
Supplies and external services	12	1,229,948,221	1,179,188,425
Indirect taxes	14	233,600,026	201,825,104
Provisions and adjustments	39	124,839,092	127,033,719
Depreciation and amortisation	33 and 34	1,268,342,092	1,123,064,739
Curtailment costs, net	9.5	99,955,165	275,619,171
Gains on disposals of fixed assets, net		(19,466,353)	(2,795,990)
Other costs, net	15	29,986,839	45,071,936
		5,670,245,473	5,232,697,409
Income before financial results and taxes		1,064,061,962	915,711,783
Net interest expense	16	272,372,217	197,368,292
Net foreign currency exchange losses		8,505,581	12,427,018
Net gains on financial assets and other investments	17	(19,297,574)	(248,783,007)
Equity in earnings of associated companies, net	31	(170,975,397)	(126,127,657)
Net other financial expenses	18	38,891,868	48,316,434
		129,496,695	(116,798,920)
Income before taxes		934,565,267	1,032,510,703
Income taxes	19	233,331,156	243,277,665
Net income from continuing operations		701,234,111	789,233,038
DISCONTINUED OPERATIONS
Net income from discontinued operations	20	—	45,474,124
NET INCOME		701,234,111	834,707,162
Attributable to minority interests	21	119,721,635	92,847,426
Attributable to equity holders of the parent	23	581,512,476	741,859,736
Earnings per share from total operations
Basic	23	0.64	0.71
Diluted	23	0.63	0.67
Earnings per share from continuing operations
Basic	23	0.64	0.69
Diluted	23	0.63	0.66

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA
Consolidated balance sheet
31 December 2008 and 2007

Euro

	Notes	2008	2007
ASSETS
Current Assets
Cash and cash equivalents		1,010,655,198	664,642,854
Short-term investments	24	52,933,160	1,170,293,202
Accounts receivable – trade	25	1,244,602,525	1,307,429,771
Accounts receivable – other	26	201,884,374	128,745,389
Inventories	27	297,382,098	160,592,407
Taxes receivable	28	317,865,624	239,111,584
Prepaid expenses	29	131,470,086	106,526,815
Other current assets	30	60,188,716	38,979,994
Total current assets		3,316,981,781	3,816,322,016
Non-Current Assets
Accounts receivable – trade		3,384,632	1,289,741
Accounts receivable – other	26	4,856,624	4,352,233
Taxes receivable	28	140,771,497	148,340,234
Investments in group companies	31	613,179,099	538,080,641
Other investments	32	21,111,478	27,235,420
Intangible assets	33	3,463,038,116	3,383,123,427
Tangible assets	34	4,637,837,013	3,585,397,171
Post retirement benefits	9.3	1,557,026	134,060,599
Deferred taxes	19	1,031,431,805	992,880,357
Other non-current assets	30	478,954,057	491,089,047
Total non-current assets		10,396,121,347	9,305,848,870
Total assets		13,713,103,128	13,122,170,886
LIABILITIES
Current Liabilities
Short-term debt	35	2,254,666,256	1,256,085,485
Accounts payable	36	1,372,302,781	1,108,882,163
Accrued expenses	37	647,156,746	641,050,928
Deferred income	38	305,392,739	286,056,467
Taxes payable	28	337,641,837	381,956,714
Provisions	39	124,567,576	123,340,200
Other current liabilities	40	107,020,445	67,308,947
Total current liabilities		5,148,748,380	3,864,680,904
Non-Current Liabilities
Medium and long-term debt	35	4,441,190,114	4,960,675,814
Taxes payable	28	38,730,319	31,172,618
Provisions	39	96,806,426	111,833,374
Post retirement benefits	9.3	1,836,850,906	1,463,932,239
Deferred taxes	19	462,192,770	84,880,140
Other non-current liabilities	40	488,763,432	523,185,609
Total non-current liabilities		7,364,533,967	7,175,679,794
Total liabilities		12,513,282,347	11,040,360,698
SHAREHOLDERS’ EQUITY
Share capital	41	26,895,375	30,774,000
Treasury shares	41	(178,071,827)	(323,178,913)
Legal reserve	41	6,773,139	6,773,139
Reserve for treasury shares	41	6,970,320	3,091,695
Other reserves and accumulated earnings	41	373,043,379	1,620,761,976
Equity excluding minority interests		235,610,386	1,338,221,897
Minority interests	21	964,210,395	743,588,291
Total equity		1,199,820,781	2,081,810,188
Total liabilities and shareholders’ equity		13,713,103,128	13,122,170,886

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA
Consolidated statement of recognised income and expenses
for the years ended 31 December 2008 and 2007

Euro

	Notes	2008	2007
Income and expenses recognised directly in shareholders’ equity
Post retirement benefits
Net actuarial gains (losses)	9.6	(594,809,172)	285,237,065
Tax effect	19	157,624,431	(75,588,720)
Financial instruments and investments
Hedge accounting
Change in fair value		(1,238,300)	3,685,028
Transferred to profit and loss	42	(44,656)	(8,287,000)
Investments available for sale
Changes in fair value		—	15,682,412
Transferred to profit and loss on sale	17	—	(38,650,508)
Tax effect	19	339,983	7,306,068
Foreign currency translation adjustments (i)		(595,544,694)	204,087,132
Other expenses recognised directly in shareholders’ equity, net		(3,298,951)	(1,830,620)
Reserves recognised directly in shareholders’ equity
Revaluation reserve of tangible assets
Revaluation of real estate and of the wireline’s ducts infrastructure	34	1,075,033,022	—
Tax effect	19	(284,346,234)	—
		(246,284,571)	391,640,857
Income recognised in the consolidated income statement		701,234,111	834,707,162
Total income and reserves recognised		454,949,540	1,226,348,019
Attributable to minority interests		119,721,635	92,847,426
Attributable to equity holders of the parent		335,227,905	1,133,500,593

The accompanying notes form an integral part of these financial statements.

(i) Losses recorded in 2008 are mainly related to the devaluation of the Real against the Euro from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008, while gains recorded in 2007 are primarily related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.5963 as at 31 December 2007.

Portugal Telecom, SGPS, SA
Consolidated statement of cash flows
31 December 2008 and 2007

Euro

	Notes	2008	2007
OPERATING ACTIVITIES
Collections from clients		7,779,372,079	7,070,397,265
Payments to suppliers		(4,304,337,083)	(3,653,519,418)
Payments to employees		(654,930,966)	(654,757,374)
Payments relating to income taxes	44.a	(245,970,058)	(206,528,920)
Payments relating to post retirement benefits	9.4	(196,801,097)	(284,159,570)
Payments relating to indirect taxes and other	44.b	(548,446,669)	(610,407,039)
Cash flow from operating activities from continuing operations		1,828,886,206	1,661,024,944
Cash flow from operating activities from discontinued operations	20	—	198,182,708
Cash flow from operating activities (1)		1,828,886,206	1,859,207,652
INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	44.c	3,780,376,156	25,017,800,206
Financial investments	44.d	32,380,948	239,646,906
Tangible and intangible assets		40,785,288	15,424,276
Interest and related income		281,228,219	246,999,708
Dividends	44.e	19,175,607	94,799,920
Other investing activities	44.f	2,177,393	130,710,004
		4,156,123,611	25,745,381,020
Payments resulting from
Short-term financial applications	44.c	(2,663,016,114)	(24,652,859,679)
Financial investments	44.g	(348,600,843)	(3,342,537)
Tangible and intangible assets		(1,056,927,189)	(756,401,882)
Other investing activities		(7,508,185)	(17,214,795)
		(4,076,052,331)	(25,429,818,893)
Cash flow from investing activities related to continuing operations		80,071,280	315,562,127
Cash flow from investing activities related to discontinued operations	20	—	(79,620,931)
Cash flow from investing activities (2)		80,071,280	235,941,196
FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	44.h	37,882,851,516	9,032,800,130
Subsidies		1,044,517	1,781,572
Other financing activities		7,836,295	220,786
		37,891,732,328	9,034,802,488
Payments resulting from
Loans repaid	44.h	(37,092,659,729)	(8,809,340,609)
Lease rentals (principal)		(22,011,222)	(17,089,599)
Interest and related expenses		(580,044,224)	(491,753,664)
Dividends	44.i	(574,613,933)	(552,726,968)
Acquisition of treasury shares	41.2	(1,049,745,618)	(1,050,271,924)
Other financing activities	44.j	(45,270,637)	(46,962,926)
		(39,364,345,363)	(10,968,145,690)
Cash flow from financing activities related to continuing operations		(1,472,613,035)	(1,933,343,202)
Cash flow from financing activities related to discontinued operations	20	—	(20,267,540)
Cash flow from financing activities (3)		(1,472,613,035)	(1,953,610,742)
Cash and cash equivalents at the beginning of the period		664,642,854	548,464,617
Change in cash and cash equivalents (4)=(1)+(2)+(3)		436,344,451	141,538,106
Effect of exchange differences		(90,332,107)	23,442,726
Cash and cash equivalentes of discontinued operations as of the disposal dates		—	(48,802,595)
Cash and cash equivalents at the end of the period		1,010,655,198	664,642,854

The accompanying notes form an integral part of these financial statements.

Notes to the Consolidated Financial Statements

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

1              Introduction

a) Parent company

Portugal Telecom, SGPS, SA (formerly Portugal Telecom, SA, “Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad, including Brazil and several African countries.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA (“Telecom Portugal”), Telefones de Lisboa e Porto, SA (“TLP”) and Teledifusora de Portugal, SA (“TDP”). On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. As at 31 December 2008, the Portuguese State owned, directly or indirectly, 9.66% of the total ordinary shares and all of the Class A Shares of Portugal Telecom (Note 41.1).

The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Continuing operations

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad, including Brazil and several African countries.

In Portugal, fixed line services are rendered by PT Comunicações, SA (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”). In addition, PT Comunicações also renders ISP services to residential and small and medium companies, and launched in 2007 a television service branded MEO, through the IPTV and DTH platforms.

Data transmission services are rendered through PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, SA (“PT Prime”), which is also an Internet Service Provider (“ISP”) for large clients.

Mobile services in Portugal are rendered by TMN – Telecomunicações Móveis Nacionais, SA (“TMN”), under a GSM license granted by the Portuguese State in 1992 (initial period of 15 years), renewed in 2007 until 16 March 2022, and a UMTS license obtained in 19 December 2000 (initial period of 15 years).

In Brazil, the Group renders mobile telecommunications services through Brasilcel NV (“Brasilcel” or “Vivo”), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA – “PT Móveis”) and Telefónica (through Telefónica Móviles, SA) to join the mobile operations in Brazil of each group. In April 2008, after ANATEL’s authorization, Vivo completed the stock purchase agreement with Telepart Participações SA (“Telpart”) to acquire control of Telemig Celular Participações SA, which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular (Note 2). Currently, Brasilcel, through Vivo, SA and Telemig Celular, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Minas Gerais and eleven states in the Midwestern and Northern regions of Brazil.

In Africa, the group renders fixed, mobile and other telecommunication related services through Africatel Holding BV (“Africatel”) and Médi Télécom. Services are currently being provided in Angola, Namibia, Mozambique, Marrocos, Kenya, Cabo Verde and São Tomé, amoung other countries.

Discontinued operations (Note 20)

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, SA (“PT Multimedia” – recently renamed “ZON Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, SA”) was the Group’s subsidiary for multimedia operations. At the Annual General Meeting of Portugal Telecom held on 27 April 2007, it was approved the free allotment (spinoff) of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders. On 7 November 2007, Portugal Telecom concluded the distribution to its shareholders of its interest in PT Multimédia.

The net income of this business in 2007 until the conclusion of the spin-off was presented in the consolidated income statement under the caption “Net income from discontinued operations” (Note 20).

The consolidated financial statements for the year ended 31 December 2008 were approved by the Board of Directors and authorized for issue on 17 February 2009.

2              Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2008, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom, and IFRS as published by the International Accounting Standards Board.

Consolidated financial statements have been prepared assuming the continuity of operations, based on the accounting records of all subsidiaries (Exhibit I).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption “Minority interests” (Note 21).

Losses applicable to the minorities in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority shareholder has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed during the period are included in the consolidated income statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries and associated companies to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

All transactions and balances with jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in Exhibit III.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method (Exhibit II). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group’s share in the results of the associated company, recorded as part of financial results under the caption “Equity in earnings of associated companies, net” (Note 31). In addition, these financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess of the acquisition cost over the Group’s share of the fair value of net assets acquired and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recorded as a reduction to the value of financial investments.

Profits and losses occurring in transactions with associated companies are eliminated to the extent of the Group’s interest in the associate, and recorded against the corresponding financial investment.

Non-current assets held for sale and disposal groups

Non-current assets and disposal groups are classified as held for sale or as a discontinued operation when the asset or the group of assets will be disposed of together as a group in a single transaction, by sale or otherwise, and liabilities directly associated with those assets will be transferred in the transaction. This condition is regarded as met, only when: (i) the subject transaction is highly probable, and the asset or group of assets is available for immediate sale or to be transferred in its present condition; (ii) the Group has assumed a commitment to the subject of transaction; and (iii) the transaction is expected to be completed within one year. Non-current assets classified as held for sale are measured at the lower of the assets’ previous carrying amount or the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Considering the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the balance sheet date. Exchange gains or losses are recognised in the Statement of Recognised Income and Expenses under the caption “Cumulative foreign currency translation adjustments”.

Goodwill related to associated companies is recognised under the caption “Investments in group companies” (Note 31), and goodwill related to subsidiaries and jointly controlled entities is recognized under the caption “Intangible assets” (Note 33). Goodwill is not amortised, but tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

The main change in the consolidation Group during 2008 is related to the consolidation of Telemig Celular Participações and Telemig Celular (together “Telemig”) as from 1 April 2008, following the acquisition of control of Telemig Celular Participações (“TCP”) on 4 April 2008, which held a 83.25% stake on Telemig Celular (“TC”) as of that date.

On 4 April 2008, under the stock purchase agreement for the acquisition of shareholder control, Vivo acquired from Telepart a 22.7% stake of TCP for an amount of R$ 1,233 million (Euro 448 million). The shares acquired include 53.9% of ordinary shares, which grant shareholder control to Vivo, 4.3% of preferred shares and certain subscription rights. On 8 April 2008, Vivo launched two voluntary tender offers to purchase up to 1/3 of the outstanding preferred shares of TCP and TC. These offers were concluded on 15 May 2008 and as a result Vivo acquired additional stakes of 20.0% and 4.1% of TCP and TC, respectively, for a total amount of R$ 528 million (Euro 206 million). The acquisition process of TCP and TC was concluded on 15 August 2008 with the conclusion of the mandatory tender offers announced on 15 July 2008, following which Vivo acquired additional stakes of 16.0% and 3.3% of TCP and TC, respectively, for a total amount of R$ 904 million (Euro 375 million). As a result of these transactions, Vivo has a stake of 58.8% of TCP and 56.3% of TC, corresponding to voting rights of 97.0% and 95.7%, respectively.

The detail of the consolidated net assets of Telemig as at 1 April 2008 acquired by Portugal Telecom through Vivo and the goodwill recorded following the above mentioned transactions is as follows (50% share of Portugal Telecom):

Euro

	Book value	Fair value adjustments	Fair value
NET ASSETS ACQUIRED
Intangible assets (Note 33)	24,562,683	546,274,017	570,836,700
Tangible assets (Note 34)	127,428,217	56,808,920	184,237,137
Cash and cash equivalents (Note 44.g)	170,803,876	—	170,803,876
Accounts receivable	39,476,039	—	39,476,039
Deferred tax assets (Note 19)	30,530,408	—	30,530,408
Prepaid expenses	18,301,988	—	18,301,988
Taxes receivable	16,291,914	—	16,291,914
Inventories	9,827,699	879,001	10,706,700
Other non-current assets	24,263,331	—	24,263,331
Deferred tax liabilities (Note 19)	—	(105,139,836)	(105,139,836)
Short-term debt	(35,357,298)	(628,039)	(35,985,337)
Accounts payable	(33,995,607)	—	(33,995,607)
Accrued expenses	(30,606,302)	—	(30,606,302)
Medium and long-term debt	(8,228,972)	2,308,921	(5,920,051)
Non-current provisions (Note 39)	(4,679,089)	—	(4,679,089)
Other current liabilities	(55,462,063)	—	(55,462,063)
Other non-current liabilities	(3,012,736)	—	(3,012,736)
Total net assets acquired	290,144,088	500,502,984	790,647,072
Minority interests (Note 21)			(304,038,052)
Goodwill (Note 33)			30,397,905
Total purchase price (Note 44.g) (including Euro 3 million of expenses directly attributable to the acquisition)			517,006,925

The fair value adjustments of assets and liabilities were valued by independent entity. The fair value adjustments related to intangible assets consist primarily of operating licenses granted by Anatel (Brazilian regulator) to Telemig in order to provide mobile services. These licenses were valued through the income approach, based on a detailed forecast of cash flows derived from projected financial information provided by management. These licenses are being amortized over its period including a renovation period (30 years).

Portugal Telecom’s consolidated income statement for the year ended 31 December 2008 includes the results of Telemig as from 1 April 2008. The contribution of Telemig for Portugal Telecom’s results in the nine months period ended 31 December 2008 was a net loss before minority interests amounting to Euro 4 million. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the year ended 31 December 2008 as if Telemig had been consolidated as from 1 January 2008 are as follows (amounts in millions):

Euro

	Reported figures	Telemig 1Q08	Pro-forma
Operating revenues	6,734	71	6,805
Net income (before minority interests)	701	38	740

3              Summary of significant accounting policies, judgments and estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised based on technological obsolescence and lower rotation.

c) Tangible assets

In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model, since the latter better reflects the economic value of those asset classes (Note 4).

The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 39). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3-50
Basic equipment:
Network installations and equipment	4-20
Ducts infra-structure	40
Telephones, switchboards and other	5-10
Submarine cables	15-20
Satellite stations	5-7
Other telecommunications equipment	3-10
Other basic equipment	4-20
Transportation equipment	4-8
Tools and dies	4-10
Administrative equipment	3-10
Other tangible fixed assets	3-10

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

From the moment certain tangible assets meet the criteria for being classified as “held for sale”, no additional amortization is recognized and those assets are classified as current assets available for sale. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the income statement under the caption “Gains on disposals of fixed assets, net” when occurred.

d) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Intangible assets include mainly goodwill (Note 2.a), telecommunications licenses and related rights, and software licenses.

Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or make it available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the economic useful lifes or contractual periods if lower (including additional renovation periods if applicable), as follows:

Telecommunications licenses
Band A and Band B licenses held by Vivo	Period of the license with renovation period
Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
UMTS license owned by TMN (Note 4)	Period of the license (until 2030)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 – 6
Other intangible assets	3 – 8

Following the business combination of MTC undertaken at the end of 2006, Portugal Telecom has identified an intangible asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This agreement does not have a definite useful life and therefore this intangible asset is not amortized but is subject to annual impairment tests. The main factors considered to determine that this intangible does not have a definite useful life were as follows:

•      The expected use of the asset by the entity is directly related to the shareholders’ agreement duration, which is indefinite;

•      The shareholders’ agreement of MTC has an indefinite period, as its by-laws do not include any specific clause regarding the duration of the company;

•      There is no relation between the expected useful life of another group of assets and the useful life of the intangible asset; and

•      There were no legal, regulatory, or contractual provisions stipulated in the agreement that would limit its useful life.

e) Investment property

Investment property (or real estate investments – Note 32) includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the income statement of the period.

f) Impairment of tangible and intangible assets, excluding goodwill

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline and mobile businesses in Portugal and mobile business in Brazil. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the profit and loss statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

Tangible assets recognized according to the revaluation model are subject to periodic remeasurement. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders’ equity. Impairment losses in excess of the initial revaluation reserve are recognized in the profit and loss statement.

g) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to the related parties.

Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 39). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption “Net interest expense”.

Portugal Telecom recognizes a provision for loyalty programmes at fair value under operating costs (Note 39).

Provisions are updated on the balance sheet date, considering the best estimate of the Group’s management.

h) Pension benefits

Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, SA (“PT SI”) are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

The amount of the Group’s liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur. Those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs, net”.

Pension and pension supplement liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions deducted from the fair value of pension fund assets and any prior years’ service gains or losses not yet recognised.

Contributions made by the Group to defined contribution pension plans are recognised in net income when incurred.

i) Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom – Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações – Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 9.2).

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs, net”.

Accrued post retirement health care liabilities stated in the balance sheet correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and any prior years’ service gains or losses not yet recognised.

j) Pre-retirement and suspended employees

In connection with the programmes related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the balance sheet equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the income statement under the caption “Curtailment costs, net”, added by pensions, pension supplements and health care liabilities up to the retirement age, which are determined based on actuarial studies (Note 9).

k) Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s programme.

Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l) Financial assets and liabilities

Financial assets and liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Receivables (Notes 25 and 26)

Trade receivables, loans granted and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as receivables or loans granted.

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are computed basically based on (a) the aging of the receivables and (b) the credit profile of specific customers.

(ii) Available for sale investments

Available for sale investments are those related to listed or quoted shares held by the Group and in connection with which the Company does not have a strategic interest. Available for sale investments are classified under the caption “Other investments”.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Subsequent to the initial recognition, available for sale investments are measured at fair value through equity, except for available for sale investments not listed in any active market and where an estimate of fair value is not reliable which are recognised at acquisition cost, net of any impairment losses. On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognised at amortised cost.

(iv) Bank loans (Note 35)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including the recognition of premiums paid up front, is recognised when incurred.

(v) Accounts payable (Note 36)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting (Note 42)

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to detailed analysis of economics and Executive Board approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, Portugal Telecom for accounting purposes classifies certain derivative financial instruments as fair value and cash flow hedges.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” directly in shareholders’ equity is transferred to net income.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as “derivatives held for trading” and recognised in net income.

(vii) Treasury shares (Note 41)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares” at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

(viii) Cash and cash equivalents and short term investments (Note 24)

Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption “Short-term debt”.

Short term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

(ix) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby certain telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company’s financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 30), and current and non-current liabilities include the future payments under the leasing contract (Note 40).

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m) Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•      the tangible assets are identifiable;

•      the tangible assets will generate future economic benefits which can be reliably estimated; and

•      development expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n) Leasings (the company as a lessee)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 13). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor, are accounted for using the finance method, in accordance with the lease payment plan (Note 35). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 13).

o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

Portugal Telecom has adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which Portugal Telecom holds at least 90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of Portugal Telecom are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity.

p) Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators of the transit countries and the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under the caption “Other revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações’s telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. The prices of advertising space are fixed, not contingent, and based on the expected volume of the distributed directories (approximately one to every telephone number). Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Wireless broadband	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

Revenues from IPTV and satellite television services result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service, recognised in the period the service is rendered; (ii) rental of equipment, recognised in the period it is rented; and (iii) sale of equipment, recognised at the moment of sale.

q) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments”, and included in the Statement of Recognised Income and Expenses.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•      Assets and liabilities at exchange rates prevailing at the balance sheet date;

•      Profit and loss items at average exchange rates for the reported period;

•      Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate effective on the day the transaction occurred); and

•      Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments” and included in the Statement of Recognised Income and Expenses.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed of.

r) Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset.

s) Cash flow statement

The consolidated statement of cash flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the statement of cash flows also includes overdrafts, classified in the balance sheet under “Short-term debt”.

Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily the acquisitions and disposals of investments, dividends received from its associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t) Subsequent events (Note 47)

Events that occur after the balance sheet date that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements, are as follows:

(a) Post retirement benefits – The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 9. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

(b) Goodwill impairment analysis – Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in these estimates.

(c) Valuation and useful life of intangible and tangible assets – Portugal Telecom has made assumptions in relation to the potential future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets. Portugal Telecom has also made assumptions regarding the useful life of tangible assets.

(d) Recognition of provisions and adjustments – Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment is made to determine whether a provision should be recorded for these contingencies (Note 46). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivables differ from business to business.

(e) Assessment of the fair value of financial instruments – Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.

(f) Assessment of the fair value of assets stated at revaluation model – Portugal Telecom chooses to adopt the revaluation model in order to measure the carrying value of certain asset classes. In order to determine the revalued amount of those assets, Portugal Telecom used the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 34.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by management, that occur after the date of the consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

4              Changes in accounting policies and estimates

Except for the changes mentioned below, the accounting policies, judgments and estimates applied are consistent with those applied in Portugal Telecom’s last annual report.

The Company has decided to change the accounting principle regarding the measurement of real estate properties and ducts infra-structure included under the caption “Tangible assets” from the cost model to the revaluation model, as permitted by International Accounting Standard Nº. 16 “IAS 16 Tangible assets”, and in accordance with the provisions of International Accounting Standard Nº 8 “IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors”. The Company’s management believes that the revaluation model is preferable than the cost model given the nature of the assets revalued, and therefore improving the presentation of the Company’s financial position in the financial statements.

The revaluations of the real estate properties and the ducts infra-structure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 (Note 34) and Euro 866,764,702 (Note 34), respectively. The corresponding tax effect amounting to Euro 284,346,234 (Note 19) was recorded as a deferred tax liability and the net impact of both revaluations was recorded directly in the consolidated statement of recognised income and expenses. The revaluation reserves are being amortised in accordance with the criteria used to amortize the revalued assets. The recognition of these reserves did not increase Portugal Telecom’s distributable reserves.

During 2008 and in accordance with the provisions of “IAS 38 Intangible assets”, which allows the use of renewal periods under certain circumstances when assessing the useful life of certain assets, Portugal Telecom reviewed the useful life of the UMTS license from 15 years to 30 years. Considering the current regulation of telecommunication licenses and authorizations award in Portugal (“Lei das Comunicações Electrónicas”), the terms of the recent awarded fourth mobile license, the renewal of our GSM license without additional costs and the terms of the UMTS license granted to all operators, management believes that the conditions to consider the renewal period when assessing the useful life of the UMTS license were met.

The change in estimate of the useful life of the UMTS license was effective as at 30 June 2008. According to IAS 8 this change should be applicable on a prospective basis and, on an annual basis, the impact of this change will be a reduction in depreciation and amortization costs by Euro 26 million.

In addition, when the Board of Directors approved these financial statements, the following standards and interpretations had been issued by IASB and IFRIC (some of those not yet endorsed by the European Union), not yet adopted by Portugal Telecom, but their application is only being required in subsequent years:

•      IFRIC 13 – Loyalty programmes (years started on or after 1 July 2008). According to this interpretation, costs related to loyalty programmes should be measured at fair value and deducted from revenues when granted. Portugal Telecom measures the costs of loyalty programmes at fair value under operating costs, therefore the adoption of this interpretation will change the presentation of this item in the consolidated income statement;

•      IFRIC 16 – Hedges of net investment in a foreign operation (years started on or after 1 October 2008). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this interpretation;

•      IAS 1 (revised) – Presentation of financial statements (years started on or after 1 January 2009). The Company does not expect any significant impact on its financial statements as a result of the adoption of this standard;

•      IAS 23 (revised) – Borrowing costs (years started on or after 1 January 2009). According to the revised standard, the option not to capitalize borrowing costs was excluded. Considering the nature and construction period of the Group’s tangible and intangible assets, the Company does not expect any material impact on its consolidated financial statements as a result of the adoption of this revised standard;

•      IAS 32 (revised) – Financial instruments: presentation (years started on or after 1 January 2009). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this standard;

•      IFRS 2 (revised) – Share-based payments (years started on or after 1 January 2009). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this standard;

•      IFRS 8 – Segment reporting (years started on or after 1 January 2009). The impact of the adoption of this standard has not been fully assessed by Portugal Telecom;

•      IFRIC 18 – Transfer of assets from customers (as from 1 July 2009). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this interpretation;

•      IAS 27 (revised) – Consolidated and separate financial statements (years started on or after 1 July 2009). The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom;

•      IAS 28 (revised) – Investments in associates (years started on or after 1 July 2009). The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom;

•      IAS 31 (revised) – Interests in joint ventures (years started on or after 1 July 2009). The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom;

•      IFRIC 17 – Distribution of non-cash assets to owners (years started on or after 1 July 2009). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this interpretation;

•      IAS 39 (revised) – Financial instruments: Recognition and measurment ammendments for elegible hedged items (years started on or after 1 January 2010). The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom; and

•      IFRS 3 (revised) – Business combinations (years started on or after 1 July 2009). This standard is applicable only for acquisitions after 1 January 2010 and therefore Portugal Telecom has not yet fully assessed the impact of the adoption of this revised standard.

5              Exchange rates used to translate foreign currency financial statements

As at 31 December 2008 and 2007, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	2008	2007
Argentine peso	4.8065	4.6386
Australian dollar	2.0274	1.6757
Botswana pula	10.4639	8.9056
Brazilian real	3.2436	2.5963
British pound	0.9525	0.73335
Canadian dollar	1.6998	1.4449
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	9.4956	10.7524
Danish krone	7.4506	7.4583
Hong Kong dollar	10.7858	11.48
Hungarian forint	266.7000	253.7300
Japanese yen	126.1400	164.9300
Kenyan shilling	108.8309	93.552
Macao pataca	11.1094	11.8244
Moroccan dirham	11.2665	11.4042
Mozambique metical	35.2500	34.8300
Namibian dollar	13.0667	10.0298
Norwegian krone	9.7500	7.9580
São Tomé Dobra	21,468.6	20,947.9
South African rand	13.0667	10.0298
Swedisk krone	10.87	9.4415
Swiss franc	1.485	1.6547
Ugandan shilling	2,703.4	2,499.6
US Dollar	1.3917	1.4721

During the years 2008 and 2007, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	2008	2007
Argentine peso	4.6655	4.3073
Botswana pula	9.9043	8.4729
Brazilian real	2.6737	2.6661
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	10.2236 1	0.4294
Hungarian forint	251.5100	251.3667
Kenyan shilling	101.5914	92.6231
Macao pataca	11.8018	11.037
Moroccan dirham	11.3652	11.2352
Mozambique metical	35.6554	35.5658
Namibian dollar	12.0590	9.6837
São Tomé Dobra	21,697.5	18,737.3
Swiss franc	1.5874	1.6438
Ugandan shilling	2,537.8	2,369.8
US Dollar	1.4708	1.3732

6              Revenues

Consolidated revenues by reportable segment in 2008 and 2007, are as follows:

Euro

	2008	2007
Wireline (Note 7.a)	1,805,554,846	1,843,549,443
Services rendered (Note 3.p)	1,726,999,775	1,784,077,277
Sales (i)	50,529,449	40,062,027
Other revenues (ii)	28,025,622	19,410,139
Domestic Mobile – TMN (Note 7.b)	1,520,309,823	1,464,603,409
Services rendered (Note 3.p)	1,363,811,376	1,321,677,241
Sales (i)	148,515,391	135,300,250
Other revenues (ii)	7,983,056	7,625,918
Brazilian Mobile – Vivo (Note 7.c)	3,039,284,674	2,462,940,843
Services rendered (Note 3.p)	2,675,953,184	2,157,218,441
Sales (i)	293,315,323	258,068,670
Other revenues (ii)	70,016,167	47,653,732
Other businesses (iii)	369,158,092	377,315,497
Services rendered	348,756,842	362,522,479
Sales	16,302,138	9,035,536
Other revenues	4,099,112	5,757,482
	6,734,307,435	6,148,409,192

(i) These captions include mainly sales of terminal equipment (fixed telephones, modems and TV boxes) of the wireline business and terminal mobile equipment of TMN and Vivo. (ii) Other revenues include mainly advertising revenues from the Portal and directories businesses, included in the wireline business, benefits from contractual penalties imposed to customers, rentals of equipment and of other own infra-structures, and revenues resulting from consultancy projects. (iii) This caption is related to services rendered primarily from MTC (mobile operator in Namíbia), Dedic (call center operation in Brazil) and Cabo Verde Telecom (telecommunications operator).

Consolidated revenues in 2008 and 2007 by geographic area, are as follows:

Euro

	2008	2007
Domestic operations	3,394,516,129	3,398,312,994
Brazil	3,117,007,218	2,528,111,431
Other countries	222,784,088	221,984,767
	6,734,307,435	6,148,409,192

7              Segment reporting

Portugal Telecom’s primary basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments from the continuing operations as at 31 December 2008 and 2007 are as follows:

a)   Wireline (including Retail, Wholesale and Data and Corporate);

b)   Domestic Mobile (TMN); and

c)   Brazilian Mobile (Vivo).

As at 31 December 2008, the Wireline segment includes PT Comunicações and PT Prime. As mentioned above, Vivo’s results include the earnings of Telemig as from 1 April 2008.

In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the “Domestic Mobile” and “Brazilian Mobile”, due to the differences between licenses regulation and market. The telecommunications markets in Portugal and Brazil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support Portugal Telecom’s decision to establish the two different businesses.

Portugal Telecom’s secondary basis of segmentation is geographical, under which it distinguishes three segments:

a)  Portugal;

b)  Brazil; and

c)  Other countries.

Segment information for the years 2008 and 2007 is presented below.

a) Wireline

Income statements of this reportable segment for the years 2008 and 2007 are as follows:

Euro

	2008	2007
REVENUES
Services rendered — external customers (Note 6)	1,726,999,775	1,784,077,277
Services rendered — inter-segment	114,112,005	106,630,112
Sales — external customers (Note 6)	50,529,449	40,062,027
Sales — inter-segment	438,888	472,987
Other revenues — external customers (Note 6)	28,025,622	19,410,139
Other revenues — inter-segment	11,316,331	11,764,082
	1,931,422,070	1,962,416,624
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	226,740,890	252,859,780
Post retirement benefits (i)	44,674,000	(65,301,000)
Direct costs	390,866,407	354,011,295
Commercial costs (ii)	112,534,990	90,838,270
Supplies and external services and other expenses	314,139,899	321,218,865
Depreciation and amortisation	365,727,038	323,606,387
Work force reduction program costs (iii)	98,216,329	274,849,277
Net gains on disposals of fixed assets	(12,393,382)	(9,290,728)
Other costs, net	15,416,433	16,814,997
	1,555,922,604	1,559,607,143
Income before financial results and taxes	375,499,466	402,809,481
Net interest expenses	7,272,413	2,081,218
Net foreign currency exchange losses	976,687	1,106,563
Net gains on financial assets and other investments	(2,217,071)	(1,415,656)
Net other financial expenses	1,847,561	1,390,107
	7,879,590	3,162,232
Income before taxes	367,619,876	399,647,249
Minus: Income taxes	93,016,774	115,696,441
Net income	274,603,102	283,950,808

(i) Post retirement benefits were negative in 2007 due to the recognition of prior years’ service gains of Euro 110,336,000 related to plan amendments occurred during that year (Note 9). (ii) This captions includes costs of products sold, commissions and marketing and publicity expenses. (iii) Work force reduction programme costs in 2008 and 2007 correspond to the reduction of 357 and 1,004 employees, respectively.

Total assets and liabilities of this segment as at 31 December 2008 and 2007 are as follows:

Euro

	2008	2007
Assets	4,861,279,389	3,937,770,341
Liabilities	3,397,827,879	3,012,740,702

The increase in total assets and liabilities is primarily explained by the adoption, in 2008, of the revaluation model to measure the carrying value of certain asset classes (Note 4), which led to an increase in tangible assets and deferred tax liabilities.

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2008 and 2007 were Euro 403 million and Euro 292 million, respectively. The increase in capital expenditures is primarily explained by investments in network upgrades to provide increased bandwidth, in great part related to the launch of IPTV services and also by an increased investment in set-top boxes due to the surge in pay-TV net additions.

As at 31 December 2008 and 2007, the total staff in the wireline business was 6,183 and 6,354 employees, respectively.

b) Domestic Mobile — TMN

Income statements of this reportable segment for the years 2008 and 2007 are as follows:

Euro

	2008	2007
REVENUES
Services rendered — external customers (Note 6)	1,363,811,376	1,321,677,241
Services rendered — inter-segment	68,984,766	71,379,851
Sales — external customers (Note 6)	148,515,391	135,300,250
Sales — inter-segment	10,852,890	6,485,902
Other revenues — external customers (Note 6)	7,983,056	7,625,918
Other revenues — inter-segment	1,319,616	469,979
	1,601,467,095	1,542,939,141
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	51,872,515	52,728,072
Direct costs	279,283,764	282,600,676
Commercial costs (i)	323,899,826	318,259,772
Supplies and external services and other expenses	257,164,484	210,374,775
Depreciation and amortisation	231,710,488	223,605,934
Work force reduction costs	155,411	627,947
Net losses on disposals of fixed assets	1,055,927	1,212,349
Other costs	4,806,480	1,876,062
	1,149,948,895	1,091,285,587
Income before financial results and taxes	451,518,200	451,653,554
Net interest expense (income) (ii)	15,040,940	(10,489,597)
Net foreign currency exchange losses (gains)	(670,145)	73,674
Equity in losses (earnings) of affiliated companies, net	(1,824)	2,614
Net other financial expenses	816,573	1,038,056
	15,185,544	(9,375,253)
Income before taxes	436,332,656	461,028,807
Minus: Income taxes	116,102,437	123,025,875
Net income	320,230,219	338,002,932

(i) This captions includes costs of products sold, commissions and marketing and publicity expenses. (ii) The change in this caption is primarily explained by the financial effect related to the commitments assumed by TMN under the UMTS license, which were capitalized in 2007 at present value.

Total assets and liabilities of this segment as at 31 December 2008 and 2007 are as follows:

Euro

	2008	2007
Assets	2,640,438,131	2,433,369,333
Liabilities	1,528,530,639	1,425,738,620

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2008 and 2007 were Euro 245 million and Euro 183 million, respectively. The increase in TMN’s capex was driven by the continued deployment of the 3G/3.5G networks, both in terms of capacity and coverage. Additionally, in 2007, TMN capitalized an amount of Euro 242 million (Note 33) related to the commitments assumed by TMN under the UMTS license based on the agreement signed with the Portuguese Government in that year which determined the initiatives that would be undertaken.

As at 31 December 2008 and 2007, the total staff in this segment was 1,082 and 1,144 employees, respectively.

c) Brazilian Mobile

Income statements of this reportable segment for the years 2008 and 2007 are as follows:

Euro

	2008	2007
REVENUES
Services rendered — external customers (Note 6) (i)	2,675,953,184	2,157,218,441
Services rendered — inter-segment revenues	114,084	15,351
Sales — external customers (Note 6)	293,315,323	258,068,670
Sales — inter-segment sales	1,907	—
Other revenues — external customers (Note 6)	70,016,167	47,653,732
Other operating revenues — inter-segment	410,362	—
	3,039,811,027	2,462,956,194
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	144,112,660	128,804,738
Direct costs	566,273,589	428,423,619
Commercial costs (i)	795,225,308	663,030,650
Supplies and external services and other expenses	701,710,961	647,672,755
Depreciation and amortisation	620,883,409	523,077,105
Net losses (gains) on disposals of fixed assets	(1,206,634)	5,736,801
Other costs	7,426,882	2,354,339
	2,834,426,175	2,399,100,007
Income before financial results and taxes	205,384,852	63,856,187
Net interest expense	66,951,080	64,187,559
Net foreign currency exchange losses (gains)	12,101,326	(2,249,366)
Net gains on financial assets and other investments	(7,195,447)	(1,738,911)
Net other financial expenses	25,221,682	25,784,002
	97,078,641	85,983,284
Income before taxes	108,306,211	(22,127,097)
Minus: Income taxes	26,620,135	(631,639)
Net income	81,686,076	(21,495,458)

(i) This captions includes costs of products sold, commissions and marketing and publicity expenses.

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2008 and 2007 were Euro 510 million and Euro 360 million, respectively. In 2008, capex at Vivo was directed toward increasing network coverage and capacity, including the Northeast states where Vivo launched the service in October, and building capacity, namely in GSM/ EDGE and 3G. In addition, Vivo acquired 3G licenses in April 2008 for a total amount of Euro 227 million (Note 33).

A summarized balance sheet of 50% of the assets and liabilities of Vivo as at 31 December 2008 and 2007 is presented below:

Euro

	2008	2007
Current assets	1,200,612,709	1,193,252,087
Intangible assets	2,434,650,902	2,303,677,393
Tangible assets	1,134,912,418	1,200,360,228
Deferred taxes	319,922,814	384,944,524
Other non-current assets	178,345,766	167,866,145
Total assets	5,268,444,609	5,250,100,377
Current liabilities	1,329,437,637	1,331,838,063
Medium and long-term debt	697,031,576	462,660,429
Other non-current liabilities	206,519,305	104,569,993
Total liabilities	2,232,988,518	1,899,068,485

As at 31 December 2008 and 2007, the total staff of this segment (50% of Vivo) was 4,193 and 2,800 employees, respectively, with this increase being mainly related to Telemig.

d) Reconciliation of revenues, net income, assets and liabilities

In 2008 and 2007, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

Euro

	2008	2007
Total relating to reportable segments	6,572,700,192	5,968,311,959
Total relating to other businesses	707,071,179	668,097,060
Elimination of intragroup revenues	(545,463,936)	(487,999,827)
Total consolidated revenues	6,734,307,435	6,148,409,192

In 2008 and 2007, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

Euro

	2008	2007
Total relating to reportable segments	676,519,397	600,458,282
Total relating to other businesses (i)	20,653,392	(22,711,708)
Other items not included in reportable segments
Net interest expense related with loans obtained at group level	(183,107,784)	(141,589,112)
Net foreign currency exchange gains (losses)	3,902,287	(13,496,147)
Net gains on financial assets and other investments (ii)	9,885,056	245,628,440
Equity in earnings of affiliated companies	170,973,573	126,130,271
Income tax not included in reportable segments	2,408,190	(5,186,988)
Net income from discontined operations	—	45,474,124
Net income (before minority interests)	701,234,111	834,707,162

(i) The improvement in this caption is primarily explained by a reduction in net other financial expenses, as detailed in Note 18, and by the costs of Euro 7 million incurred in 2007 related to the tender offer launched by Sonae. (ii) The change in this caption is primarily explained by the following gains recorded in 2007: (a) Euro 110,955,318 (Note 17) related to the disposal of a 22% stake in Africatel; (b) Euro 38,650,508 (Note 17) related to the disposal of available for sale investments; (c) Euro 77,428,725 (Note 42) related to the change in the fair value of the equity swaps over PT Multimedia shares up to its settlement date; and (d) Euro 32,188,194 (Note 17) related to the financial settlement of equity swaps over own shares. These effects were partially offset by a gain of Euro 8,822,351 (Note 17) recorded in 2008 related to the disposal of a 3% stake in Africatel.

As at 31 December 2008 and 2007, the reconciliation between assets of reportable segments and consolidated assets is as follows:

Euro

	2008	2007
Total assets relating to reportable segments	12,770,162,129	11,621,240,051
Total assets relating to other businesses and eliminations	282,836,443	906,038,480
Other items not included in reportable segments
Investments in group companies and other investments (i)	615,422,383	541,578,046
Goodwill (Note 33)	44,682,173	53,314,309
Total consolidated assets	13,713,103,128	13,122,170,886

(i) The change in this caption is primarily explained by the increase in the carrying value of the investment in Unitel, as detailed in Note 31.

As at 31 December 2008 and 2007, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

Euro

	2008	2007
Total liabilities relating to reportable segments	7,159,347,036	6,337,547,807
Total liabilities relating to other businesses and eliminations	(56,681,570)	(311,243,575)
Other items not included in reportable segments
Loans obtained at a group level	5,410,616,881	5,014,056,466
Total consolidated liabilities	12,513,282,347	11,040,360,698

Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2008 and 2007 and capital expenditures for tangible and intangible assets in 2008 and 2007 are as follows:

Euro

	2008
					Capital expenditures
	Total	Total	Tangible assets	Intangible assets	for tangible and
	assets	liabilities	(Note 34)	(Note 33)	intangible assets (ii)
Domestic operations (i)	7,387,467,909	6,035,237,151	3,360,408,961	900,063,080	661,199,609
Brazil	5,468,730,139	2,284,361,199	1,157,043,722	2,440,894,078	531,713,077
Other	856,905,080	4,193,683,997	120,384,330	122,080,958	49,383,898
	13,713,103,128	12,513,282,347	4,637,837,013	3,463,038,116	1,242,296,584

Euro

	2007
					Capital expenditures
	Total	Total	Tangible assets	Intangible assets	for tangible and
	assets	liabilities	(Note 34)	(Note 33)	intangible assets (ii)
Domestic operations (i)	6,801,516,786	5,178,641,633	2,251,017,698	926,355,217	488,299,553
Brazil	5,465,930,992	1,947,534,215	1,215,150,692	2,309,185,592	366,870,020
Other	854,723,108	3,914,184,850	119,228,781	147,582,618	44,117,244
	13,122,170,886	11,040,360,698	3,585,397,171	3,383,123,427	899,286,817

(i) The increase in assets, liabilities and tangible assets from domestic businesses is primarily related to the impacts of the revaluation of the real estate properties and the ducts infra-strutucture, including effects on tangible assets and deferred tax liabilities. (ii) In addition to these reported capital expenditures, Vivo acquired 3G licenses in 2008 for an amount of Euro 227,247,163 (Note 33), and TMN capitalized in 2007 an amount of Euro 241,746,603 (Note 33) related to the commitments assumed under the UMTS license.

8                                         Wages and salaries

During the years 2008 and 2007, this caption consists of:

Euro

	2008	2007
Salaries	470,706,968	504,988,145
Social security	107,634,961	101,273,912
Health care benefits	12,979,075	10,833,038
Trainning	9,082,267	6,909,253
Other	16,194,037	14,068,525
	616,597,308	638,072,873

9                                         Post retirement benefits

9.1                                 Pension benefits

As referred to in Note 3.h, PT Comunicações is responsible for the payment of pensions and pension supplements to retired, suspended and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

a) Retirees and employees of Telecom Portugal (“Plan CGA”) hired prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese Government social security system. Suspended employees are also entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases).

b) Retirees and employees of TLP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security retirement age. After that date, these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

c) Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of the pre-retirement) until they reach the Portuguese social security retirement age. After that date, these employees have the right to this pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases).

d) Retirees and employees of Companhia Portuguesa Rádio Marconi, SA (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit (“Marconi Complementary Fund”). In addition, PT Comunicações contributes to the fund “Fundo de Melhoria Marconi” with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

e) On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese Government social security system.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

The actuarial valuations for these plans, as at 31 December 2008 and 2007, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

Euro

	2008	2007
Rate of return on long-term fund assets	6.00%	6.00%
Pensions liabilities’ discount rate	5.75%	5.25%
Salaries liabilities’ discount rate	5.75%	4.75%
Salary growth rate	1.75%	2.00%
Pension growth rate	Linked to GDP growth	Linked to GDP growth
Inflation rate	1.75%	2.00%

The discount rate for pension and salaries liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Salary growth rate was established in accordance with PT Comunicações’ policy for wages and salaries.

The demographic assumptions considered as at 31 December 2008 and 2007 were as follows:

Euro

Mortality table
Employees (while in active service)
Males	AM (92)
Females	AF (92)
Pensioners
Males	PA (90)m adjusted
Females	PA (90)f adjusted
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 31 December 2008 and 2007 were as follows:

Euro

	2008	2007
Projected benefit obligation
Pension, pension supplements and gratuities	2,607,450,000	2,762,077,000
Salaries to pre-retired and suspended employees	907,735,413	985,739,338
	3,515,185,413	3,747,816,338
Pension funds assets at fair value	(1,738,250,176)	(2,316,814,232)
Unfunded pension obligations	1,776,935,237	1,431,002,106
Prior years’ service gains (i)	10,613,000	9,660,000
Present value of unfunded pension obligations (Note 9.3)	1,787,548,237	1,440,662,106

(i) This caption refers to the component of the prior years’ service gains resulting from the changes in the benefits granted under pension plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (15 years).

As at 31 December 2008 and 2007, the portfolio of pension funds was as follows:

Euro

	2008		2007
	Amount	%	Amount	%
Equities (i)	728,143,762	41.9%	1,132,131,173	48.9%
Bonds	572,620,504	32.9%	744,044,644	32.1%
Property (ii)	214,960,272	12.4%	176,727,406	7.6%
Cash, treasury bills, short-term stocks and other current assets	222,525,638	12.8%	263,911,009	11.4%
	1,738,250,176	100.0%	2,316,814,232	100.0%

(i) As at 31 December 2008, this caption included investments in shares of Portugal Telecom (Euro 23,546,695) and in shares of certain related parties, namely Banco Espírito Santo (Euro 87,691,878) and Telefónica (Euro 141,513,634). (ii) As at 31 December 2008, this caption included certain properties that have been rented to Portugal Telecom Group companies, which represented more than 95% of the value of property investments held by the funds, including a property that was disposed of at market value by PT Comunicações in 2008 at Euro 37.3 million.

Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated to Portugal Telecom’s post retirement defined pension plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

During the years 2008 and 2007, the movement in the plan assets was as follows:

Euro

	2008	2007
Opening balance of the plan assets	2,316,814,232	2,263,925,000
Actual return on assets	(520,585,247)	79,991,229
Payments of benefits	(164,189,714)	(165,557,000)
Contributions made by the Company (Note 9.4) (i)	98,462,352	155,231,003
Participants’ contributions	7,748,553	9,665,000
Asset settlement (ii)	—	(26,441,000)
Closing balance of the plan assets	1,738,250,176	2,316,814,232

(i) This caption includes Euro 37.3 million (Note 34) related to a contribution of a real estate property. The remaining contributions amounting to Euro 61,162,352 (Note 9.4) were done in cash. (ii) This amount corresponds to the market value of the “Fundo de Melhoria Marconi”, which was settled following the decision of PT Comunicações to only make cash contributions limited to the mandatory requirement of 1.55% of related salaries.

A summary of the components of the net periodic pension cost recorded in 2008 and 2007 is presented below:

Euro

	2008	2007
Service cost	7,704,000	15,147,000
Interest cost	185,369,000	185,913,899
Expected return on plan assets	(137,793,000)	(141,491,000)
Prior years’ service gains (i)	(1,026,000)	(111,285,000)
Sub total (Note 9.5)	54,254,000	(51,715,101)
Work force reduction program (Note 9.3) (ii)	90,896,601	280,163,727
Settlement of “Fundo Melhoria Marconi” (Note 9.5)	—	(12,841,000)
Settlement of DCSI Plan (Note 9.3)	—	(329,178)
Pension cost	145,150,601	215,278,448

(i) In 2008, this caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years. In 2007, this caption includes a prior year service gain of Euro 110,336,000 (Note 7.a) related to certain amendments made in that year to benefits granted under the pension plans. (ii) In 2007, this caption includes Euro 7,863,478 (Note 20) related to the pre-retirement of employees under the spin-off process which was recorded under the caption “Discontinued operations”, while the remaining amount of Euro 272,300,249 (Note 9.5) was recorded under the caption “Curtailment costs, net”.

Actuarial gains and losses resulting essentially from changes in actuarial assumptions and differences between those actuarial assumptions and actual data, are recognised directly in shareholders’ equity. During the years 2008 and 2007, the movement in accumulated net actuarial losses was as follows:

Euro

	2008	2007
Opening balance	1,152,426,678	1,404,159,583
Change in actuarial assumptions (Note 9.6)	(218,193,178)	(132,842,395)
Differences between actual data and actuarial assumptions (Note 9.6)
Pension benefit obligation related	47,908,910	(180,390,281)
Asset related	658,378,247	61,499,771
Closing balance (Note 41.5)	1,640,520,657	1,152,426,678

During the year 2008, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 5.25% to 5.75% for pension liabilities and from 4.75% to 5.75% for salary liabilities, reflecting the change in financial markets occurred in 2008 and economic trends as at 31 December 2008; (ii) the reduction in the salary growth rate and inflation rate from 2.00% to 1.75%; and (iii) the adjustment in mortality tables (PA (90), from less four years to less five years). During the year 2007, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.75% to 5.25% for pension liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields; (ii) the reduction in the salary growth rate from 2.25% to 2.00%; and (iii) the increase in the inflation rate from 1.75% to 2.00%.

Differences between actual data and actuarial assumptions related to the PBO, results mainly from salary increases being higher than the assumption used and information on deferred pensioners.

9.2                                 Health care benefits

As referred to in Note 3.i, PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company’s Health Care Plan.

This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

The financing of the Health Care Plan is assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

The actuarial valuations for these plans, as at 31 December 2008 and 2007, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2008	2007
Rate of return on long-term fund assets	6.00%	6.00%
Health care liabilities’ discount rate	5.75%	5.25%
Health care cost trend rate
Next two years	3.50%	3.50%
Years thereafter	3.00%	3.00%
Inflation rate	1.75%	2.00%

The discount rate for health care liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Health care cost trend rate was estimated based on specific indicators for this sector and historical information, with the long-term rate being computed also based on the inflation rate.

The demographic assumptions considered as at 31 December 2008 and 2007 were as follows:

Mortality table
Employees (while in active service)
Males	AM (92)
Females	AF (92)
Pensioners
Males	PA (90)m adjusted
Females	PA (90)f adjusted
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

Based on the actuarial studies, the benefit obligation and the fair value of health care funds and prior year’s service gains not yet recognized as at 31 December 2008 and 2007 are as follows:

Euro

	2008	2007
Accumulated health care benefit obligation	426,325,003	455,308,816
Plan assets at fair value	(393,396,360)	(582,330,282)
Unfunded obligations and (excessive) funding of pension obligations	32,928,643	(127,021,466)
Prior years’ service gains (i)	14,817,000	16,231,000
Present value of unfunded obligations and (excessive) funding (Note 9.3)	47,745,643	(110,790,466)

(i) This caption refers to the component of the prior years’ service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

As at 31 December 2008 and 2007, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

Euro

	2008		2007
	Amount	%	Amount	%
Equities	88,905,003	22.6%	246,927,446	42.4%
Bonds	207,167,934	52.7%	246,542,590	42.3%
Cash, treasury bills, short-term stocks and other current assets	97,323,423	24.7%	88,860,2461	5.3%
	393,396,360	100.0%	582,330,282	100.0%

During the years 2008 and 2007, the movement in the plan assets was as follows:

Euro

	2008	2007
Opening balance of the plan assets	582,330,282	644,224,704
Actual return on assets	(107,697,248)	24,783,000
Refunds (Note 9.4) (i)	(81,236,674)	(86,677,422)
Closing balance of the plan assets	393,396,360	582,330,282

(i) This caption includes Euro 21,236,674 related to the refund of expenses paid on account by PT Comunicações and Euro 60,000,000 related to the refund of the excess funding determined during the year.

A summary of the components of the net periodic post retirement health care cost in 2008 and 2007 is presented below:

Euro

	2008	2007
Service cost	2,304,000	2,608,000
Interest cost	23,365,000	22,998,957
Expected return on plan assets	(34,221,000)	(37,940,000)
Prior years’ service gains	(943,000)	(1,028,000)
Sub total (Note 9.5)	(9,495,000)	(13,361,043)
Work force reduction program costs (Note 9.5)	3,661,000	9,653,813
Settlement of DCSI Plan (Note 9.3)	—	(677,785)
	(5,834,000)	(4,385,015)

Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data, are computed periodically by the actuary and are recognised directly in shareholders’ equity. During the years 2008 and 2007, the movements in accumulated net actuarial losses were as follows:

Euro

	2008	2007
Opening balance	212,934,093	246,438,253
Change in actuarial assumptions (Note 9.6)	(14,116,000)	(18,105,160)
Differences between actual data and actuarial assumptions (Note 9.6)
Health care benefit obligation related	(21,087,055)	(28,556,000)
Assets related	141,918,248	13,157,000
Closing balance (Note 41.5)	319,649,286	212,934,093

During the year 2008, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 5.25% to 5.75%, reflecting the change in financial markets occurred in 2008 and economic trends as at 31 December 2008; (ii) the reduction in the salary growth rate from 2.00% to 1.75%; and (iii) the adjustment in mortality tables (PA (90), from less four years to less five years). During the year 2007, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.75% to 5.25%; (ii) the increase in the long-term health care cost trend rate from 2.75% to 3.00%;; and (iii) the increase in the inflation rate from 1.75% to 2.00%.

Differences between actual data and actuarial assumptions related to the PBO results mainly from lower health care expenses than expected.

9.3                                 Responsibilities for post retirement benefits

The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2008 and 2007 were as follows:

Euro

	Pension benefits (Note 9.1)	Health care benefits (Note 9.2)	Total
Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068
Net periodic pension cost/(gain) (Note 9.5)	(51,715,101)	(13,361,043)	(65,076,144)
Work force reduction program costs (Note 9.1)	280,163,727	9,653,813	289,817,540
Settlement of the “Fundo de Melhoria Marconi” (Note 9.5)	(12,841,000)	—	(12,841,000)
Settlement of the DCSI Plan (Notes 9.1, 9.2 and 9.5)	(329,178)	(677,785)	(1,006,963)
Payments, contributions and refunds (Note 9.4)	(330,454,024)	61,159,228	(269,294,796)
Net actuarial gains (Note 9.6)	(251,732,905)	(33,504,160)	(285,237,065)
Balance as at 31 December 2007	1,440,662,106	(110,790,466)	1,329,871,640
Net periodic pension cost/(gain) (Note 9.5)	54,254,000	(9,495,000)	44,759,000
Work force reduction program costs (Note 9.1)	90,896,601	3,661,000	94,557,601
Payments, contributions and refunds (Note 9.4) (i)	(286,358,449)	57,654,916	(228,703,533)
Net actuarial losses (Note 9.6)	488,093,979	106,715,193	594,809,172
Balance as at 31 December 2008	1,787,548,237	47,745,643	1,835,293,880

(i) This caption includes Euro 37.3 million (Note 34) related to a contribution in kind of a building, with the remaining Euro 249,058,449 (Note 9.4) being related to contributions in cash, payments and refunds.

Certain post retirement benefit plans have a surplus position, therefore according to IAS 19 they should be presented in the balance sheet separately from those plans with a deficit position. As at 31 December 2008 and 2007, net post retirement obligations were recognized in the balance sheet as follows:

Euro

	2008	2007
Plans with a deficit position
Pensions	1,789,105,263	1,463,019,423
Healthcare	47,745,643	912,816
	1,836,850,906	1,463,932,239
Plans with a surplus position
Pensions	(1,557,026)	(22,357,317)
Healthcare	—	(111,703,282)
	(1,557,026)	(134,060,599)
	1,835,293,880	1,329,871,640

The impact of an increase (decrease) by 25 bp on the discount rate actuarial assumption would be a decrease (increase) of the responsibilities for post retirement benefits by approximately Euro 101 million (Euro 106 million).

9.4                                 Cash flow relating to post retirement benefit plans

During the years 2008 and 2007, the payments and contributions regarding post retirement benefits were as follows:

Euro

	2008	2007
Pension benefits
Contributions to the funds (Note 9.1)	61,162,352	155,231,003
Payments of salaries to pre-retired and suspended employees	187,896,097	174,860,300
Settlement of DCSI plan	—	362,721
Sub total (Note 9.3)	249,058,449	330,454,024
Health care benefits
Refunds (Note 9.2)	(81,236,674)	(86,677,422)
Payments to PT ACS	23,581,758	25,084,022
Settlement of DCSI plan	—	434,172
Sub total (Note 9.3)	(57,654,916)	(61,159,228)
Termination payments
Related to continued operations (Note 9.5)	5,397,564	7,513,072
Related to discontinued operations (Note 20)	—	7,351,702
Sub total	5,397,564	14,864,774
	196,801,097	284,159,570

9.5                                 Post retirement benefit costs

In 2008 and 2007, post retirement benefit costs and net work force reduction programme costs were as follows:

Euro

	2008	2007
Post retirement benefits
Pension benefits (Notes 9.1 and 9.3)	54,254,000	(51,715,101)
Health care benefits (Notes 9.2 and 9.3)	(9,495,000)	(13,361,043)
	44,759,000	(65,076,144)
Curtailment costs, net
Work force reduction program
Pensions (Note 9.1)	90,896,601	272,300,249
Health care (Note 9.2)	3,661,000	9,653,813
Termination payments (Note 9.4)	5,397,564	7,513,072
Settlement of the “Fundo de Melhoria Marconi” (Note 9.1)	—	(12,841,000)
Settlement of the DCSI Plan (Note 9.3)	—	(1,006,963)
	99,955,165	275,619,171

The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would have led to a decrease (increase) of post retirement benefit costs in the year 2008 by approximately Euro 29 million, related to the increase (decrease) in expected return on assets.

9.6                                 Net actuarial losses (gains)

In 2008 and 2007, the net actuarial losses (gains) (Note 9.3) recorded in the Statement of Recognised Income and Expenses were as follows:

Euro

	2008	2007
Changes in actuarial assumptions
Pension benefits (Note 9.1)	(218,193,178)	(132,842,395)
Health care benefits (Note 9.2)	(14,116,000)	(18,105,160)
	(232,309,178)	(150,947,555)
Differences between actual data and actuarial assumptions
Pension benefits (Note 9.1)	706,287,157	(118,890,510)
Health care benefits (Note 9.2)	120,831,193	(15,399,000)
	827,118,350	(134,289,510)
	594,809,172	(285,237,065)

10                                  Direct costs

During 2008 and 2007, this caption consists of:

Euro

	2008	2007
Telecommunications costs (i)	862,375,416	739,631,643
Leasings of sites (i)	71,301,499	57,242,913
Directories (Note 3.p)	63,961,699	67,996,560
Other (ii)	89,292,708	42,426,060
	1,086,931,322	907,297,176

(i) During 2008 and 2007, these captions include costs related to operating leases totalling Euro 141,361,280 and Euro 118,205,439, respectively (Note 13). The increase in total telecommunication costs is primarily explained by an increase at Vivo, in line with the increase in its customer base. (ii) This caption includes primarily mobile contents and programming costs, with the increase being mostly explained by the programming costs incurred by the wireline business as a result of the roll out of the cable and satellite television services.

11                                  Costs of products sold

During 2008 and 2007, this caption consists of:

Euro

	2008	2007
Costs of products sold	773,686,807	657,908,899
Increases in adjustments for inventories (Note 39)	7,385,304	197,841
Reductions in adjustments for inventories (Note 39)	(2,611,552)	(1,957,157)
	778,460,559	656,149,583

12                                  Supplies and external services

During 2008 and 2007, this caption consists of:

Euro

	2008	2007
Commissions	278,176,217	264,249,979
Support services	261,884,199	233,571,798
Specialized work	202,365,383	185,584,524
Maintenance and repairs	169,568,646	155,687,210
Electricity	83,953,123	77,514,893
Operating leases (Note 13)	58,551,978	59,859,136
Communications	21,609,789	20,908,106
Surveillance and security	15,494,522	14,463,577
Travelling	14,611,970	12,211,052
Fuel, water and other fluids	12,812,416	11,537,585
Installation and removal of terminal equipment	12,558,912	17,337,399
Transportation	10,648,290	10,012,616
Office material	9,878,110	11,098,444
Cleaning expenses	9,291,229	8,858,243
Insurance	7,806,880	9,493,951
Other	60,736,557	86,799,912
	1,229,948,221	1,179,188,425

13                                  Operating leases

During 2008 and 2007, operating lease costs were recognised under the following captions:

Euro

	2008	2007
Direct costs (Note 10)	141,361,280	118,205,439
Supplies and external services (Note 12) (i)	58,551,978	59,859,136
	199,913,258	178,064,575

(i) This caption is mainly related to rentals of property and leases of transportation equipment. As at 31 December 2008, the Company’s obligations under operating lease contracts mature as follows:

As at 31 December 2008, the Company’s obligations under operating lease contracts mature as follows:

Euro

2009	138,297,593
2010	78,140,275
2011	70,637,566
2012	65,731,969
2013	62,747,653
2014 and following years	287,847,264
703,402,320

14                                  Indirect taxes

During 2008 and 2007, this caption consists of:

Euro

	2008	2007
Spectrum fees (i)	162,312,449	133,771,522
Value added tax	14,867,985	22,233,365
Other indirect taxes (ii)	56,419,592	45,820,217
	233,600,026	201,825,104

(i) This caption includes primarily spectrum fees from Vivo and TMN, which in 2008 amounted to Euro 133 million and Euro 27 million, respectively, while in 2007 amounted to Euro 103 million and Euro 28 million, respectively. (ii) This caption includes mainly indirect taxes from Vivo related to Fust (fund to improve the general access to telecommunications services) and Funtel (National Telecommunications Fund), as well as other municipal, federal and state taxes in Brazil.

15                                  Other costs, net

During 2008 and 2007, this caption consists of:

Euro

	2008	2007
Donations	2,609,590	4,346,148
Tax fines	1,978,594	1,715,807
Other (i)	25,398,655	39,009,981
	29,986,839	45,071,936

(i) The decrease in this caption is primarily explained by expenses incurred in 2007 amounting to Euro 7 million related to the tender offer launched by Sonae in 2006.

16                                  Net interest expense

During 2008 and 2007, this caption consists of:

Euro

	2008	2007
Interest expense
Related to loans obtained and financial instruments	370,861,543	304,130,734
Other	18,110,935	7,142,405
Interest income
Related to cash and short-term investments and financial instruments	(96,972,622)	(96,019,309)
Other	(19,627,639)	(17,885,538)
	272,372,217	197,368,292

The increase in net interest expenses is primarily explained by the increase in net debt (debt minus cash and cash equivalents and short term investments), in line with the execution of the share buyback completed in 2008.

17                                  Net gains on financial assets and other investments

During 2008 and 2007, this caption consists of:

Euro

	2008	2007
Derivative financial instruments (i)	(9,424,463)	(100,003,385)
Disposal of a 3% and 22% stakes in Africatel (Notes 7.d and 19) (ii)	(8,822,351)	(110,955,318)
Real estate investments (iii)	(840,167)	(637,670)
Disposals of available for sale investments (Note 7.d) (iv)	—	(38,650,508)
Other, net	(210,593)	1,463,874
	(19,297,574)	(248,783,007)

(i) In 2008, this caption is related to net gains of Euro 9,424,463 related to changes in the fair value of derivative financial instruments (Note 42.2). In 2007, this caption includes net gains of Euro 67,815,191 related to changes in the fair value of derivative financial instruments classified as held for trading (Note 42.2) and a gain of Euro 32,188,194 (Notes 7.d, 41.2 and 44.f) related to the financial settlement of equity swaps. (ii) This caption is related to the disposals in 2008 and 2007 of a 3% and 22% stakes in Africatel for the amounts of Euro 13,426,862 (Note 44.d) and Euro 116,999,817 (Note 44.d), respectively. (iii) This caption includes gains related to rents received from real estate rented to third parties, net of the corresponding amortization of these assets (Note 32). (iv) This caption includes the gains related to the disposals of the investments in Banco Espírito Santo and Telefónica amounting to Euro 35,698,600 (Note 19) and Euro 2,951,908, respectively, which were disposed of for Euro 110,318,600 (Note 44.d) and Euro 5,107,941 (Note 44.d), respectively.

18                                  Net other financial expenses

During 2008 and 2007, this caption consists of:

Euro

	2008	2007
Bank commissions and expenses	13,573,189	34,009,849
Other (i)	25,318,679	14,306,585
	38,891,868	48,316,434

(i) This caption includes certain taxes incurred by Vivo related to financial operations, namely taxes paid in connection with dividends received.

19                        Income taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax, leading to an aggregate tax rate of approximately 26.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies in which it holds at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2008, except for the situations where provisions have been recognised (Note 39).

Vivo and other subsidiaries located in Brasil are subject to income taxes at a nominal rate of 34%.

a) Deferred taxes

During 2008 and 2007, the movements in deferred tax assets and liabilities were as follows:

Euro

	Balance 31 Dec 2007	Changes in the consolidation perimeter (Note 2) (i)	Net income	Accumulated earnings	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
Deferred tax assets
Accrued post-retirement liability	352,415,985	—	(23,681,856)	157,624,431	—	(5,682)	486,352,878
Tax losses carryforward (ii)	214,969,871	—	923,439	—	(43,062,112)	—	172,831,198
Provisions and adjustments	102,960,893	—	(2,301,375)	—	(10,803,259)	1,290	89,857,549
Additional contribution to pension funds	169,494,062	—	(30,926,991)	—	—	—	138,567,071
Financial instruments	14,152,986	—	(399,710)	339,983	287,241	—	14,380,500
Other	138,886,560	30,530,408	(11,302,066)	—	(27,771,104)	(901,189)	129,442,609
	992,880,357	30,530,408	(67,688,559)	157,964,414	(81,349,234)	(905,581)	1,031,431,805
Deferred tax liabilities
Gains on disposals of investments	3,836,157	—	(1,457,474)	—	—	—	2,378,683
Revaluation of fixed assets (Note 4)	12,951,922	—	(6,364,343)	284,346,234	—	36,871	290,970,684
Other	68,092,061	105,139,836	15,707,453	—	(19,530,647)	(565,300)	168,843,403
	84,880,140	105,139,836	7,885,636	284,346,234	(19,530,647)	(528,429)	462,192,770
		(74,609,428)	(75,574,195)	(126,381,820)	(61,818,587)	(377,152)

(i) Changes in the consolidation perimeter correspond to the impact of the consolidation of Telemig as from 1 April 2008. (ii) As at 31 December 2008, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo. Such tax losses from Vivo, amounting to Euro 508 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

Euro

	Balance 31 Dec 2006	Changes in the consolidation perimeter (i)	Net income (ii)	Accumulated earnings	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Deferred tax assets
Accrued post-retirement liability	443,480,168	—	(15,476,360)	(75,588,720)	—	897	352,415,985
Tax losses carryforward (iii)	272,545,978	(73,229,713)	(866,883)	—	16,520,489	—	214,969,871
Provisions and adjustments	112,663,562	(14,931,534)	1,245,871	—	4,063,172	(80,178)	102,960,893
Additional contribution to pension funds	203,542,091	—	(34,048,029)	—	—	—	169,494,062
Financial instruments	13,224,000	—	1,065,143	—	(92,486)	(43,671)	14,152,986
Other	121,551,355	(956,783)	7,896,775	—	9,161,811	1,233,402	138,886,560
	1,167,007,154	(89,118,030)	(40,183,483)	(75,588,720)	29,652,986	1,110,450	992,880,357
Deferred tax liabilities
Gains on disposals of investments	3,176,409	(29,169)	659,747	—	—	29,170	3,836,157
Revaluation of fixed assets	14,342,405	(29,170)	(1,360,805)	—	—	(508)	12,951,922
Financial instruments and investments availale for sale	11,660,352	—	(4,310,612)	(7,306,068)	—	(43,672)	—
Other	61,198,651	—	8,485,140	—	(1,591,730)	—	68,092,061
	90,377,817	(58,339)	3,473,470	(7,306,068)	(1,591,730)	(15,010)	84,880,140
		(89,059,691)	(43,656,953)	(68,282,652)	31,244,716	1,125,460

(i) Changes in the consolidation perimeter are primarily related to deferred tax assets and liabilities from PT Multimedia (Note 1). (ii) The movements in deferred tax assets and liabilities recorded through net income include the recognition of a deferred tax asset of Euro 910,608 (Note 20) related to the tax effect of costs of Euro 3,436,257 related to the spin-off of PT Multimedia that have not yet been considered for corporate tax purposes. (iii) As at 31 December 2007, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo. Such tax losses from Vivo, amounting to Euro 632 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

As at 31 December 2008 and 2007, total deferred tax assets include respectively Euro 333 million and Euro 394 million from foreign countries, and total deferred tax liabilities include respectively Euro 103 million and Euro 19 million from foreign countries. These deferred tax assets and liabilities from foreign countries are mainly related to Vivo. The increase in deferred tax liabilities is related to the effects of the purchase price allocation of Telemig, as described in Note 2.

b) Reconciliation of income tax provision

During 2008 and 2007, the reconciliation between the nominal and effective income tax for the period is as follows:

Euro

	2008	2007
Income before taxes	934,565,267	1,032,510,703
Statutory tax rate	26.5%	26.5%
	247,659,796	273,615,336
Permanent differences (i)	(23,094,849)	(36,617,775)
Difference in tax rates	14,771,860	5,380,340
Increases and reductions in provisions for income tax contingencies (Notes 28 and 39)	7,555,841	8,808,391
Adjustments to the provision for income taxes of the previous year (Note 28)	(6,431,797)	(9,993,868)
Tax losses from previous periods	(5,389,597)	—
Other	(1,740,098)	2,085,241
	233,331,156	243,277,665
Income tax
Income tax-current (Note 28)	157,756,961	198,710,104
Deferred taxes	75,574,195	44,567,561
	233,331,156	243,277,665

(i) In 2008, this caption includes Euro 2,397,005 and Euro 2,304,973 resulting from the non-taxable gains amounting to Euro 9,045,300 (Note 31) and Euro 8,822,351 (Note 17) related to the disposals of the investments in Banco Best and Africatel, respectively. In 2007, this caption includes primarily Euro 29,403,159 and Euro 9,460,129 resulting from the non-taxable gains amounting to Euro 110,955,318 (Note 17) and Euro 35,698,600 (Note 17) related to the disposals of the investments in Africatel and Banco Espírito Santo, respectively. In addition, this caption also includes non-taxable gains on affiliated companies and certain tax benefits on dividends paid by Vivo, which were higher in 2008, as compared to 2007.

20                                  Discontinued operations

In 2007, PT Multimedia was classified as a discontinued operation, following the approval at the Annual General Meeting of Portugal Telecom, held on 27 April 2007, of the spin-off of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders.

Portugal Telecom concluded the spin-off on 7 November 2007 and the impact of this transaction on the Company’s financial statements was to reduce shareholders’ equity excluding minority interests by an amount of Euro 405,328,608 (Note 41), corresponding to the carrying value, as of the date of the spin-off, of the assets and liabilities attributable to the PT Multimédia business, net of minority interests.

Net income from discontinued operations includes the results of PT Multimedia in 2007 up to the conclusion of the spin-off and expenses incurred with the spin-off process, as follows:

Euro

Results of PT Multimédia	63,150,775
Expenses incurred with the spin-off (net of tax) (i)	(17,676,651)
Net income from discontinued operations	45,474,124

(i) Expenses incurred in 2007 with the spin-off amounted to Euro 24,049,866, and include primarily work force reduction costs of Euro 7,863,478 (Note 9.1), termination payments of Euro 7,351,702 (Note 9.4) and costs related to changes in the information systems. These costs were presented net of the related tax effect amounting to Euro 6,373,215, including Euro 5,462,607 (Note 28) and Euro 910,608 (Note 19) of current and deferred income tax, respectively.

The results of PT Multimedia in the ten-month period ended 31 October 2007 prior to the conclusion of the spin-off are presented below.

Euro

Revenues	586,736,842
Costs
Wages and salaries	34,837,316
Direct costs	182,533,032
Commercial costs	45,023,522
Depreciation and amortization	91,154,879
Other costs	144,042,093
Total costs	497,590,842
Income before financial results and taxes	89,146,000
Interest and other financial expenses, net	3,324,038
Income before income taxes	85,821,962
Provision for income taxes	(22,671,187)
Results from discontinued operations	63,150,775

The assets and liabilities related to discontinued operations as at 31 October 2007 were as follows:

Euro

Assets of PT Multimedia
Current assets	186,411,081
Intangible assets	250,184,460
Tangible assets	314,358,492
Deferred taxes	70,665,379
Other non-current assets	33,498,346
855,117,758
Goodwill on the acquisition of PT Multimedia shares	176,647,949
Total assets	1,031,765,707
Liabilities of PT Multimedia
Current liabilities	299,152,572
Medium and long-term debt	134,349,770
Other non-current liabilities	20,817,520
Total liabilities	454,319,862

The carrying value of net assets related to PT Multimedia amounting to Euro 577 million, as detailed above, net of the related minority interests amounting to Euro 172 million, totalling Euro 405 million (Note 41), was recorded as a reduction of accumulated earnings following completion of the spin-off on 7 November 2007.

The statement of cash flows of PT Multimedia in the ten-month period ended 31 October 2007 prior to the conclusion of the spin-off was as follows:

Euro

OPERATING ACTIVITIES
Collections from clients	727,457,467
Payments to suppliers	(462,184,646)
Payments to employees	(33,939,670)
Payments relating to income taxes	(2,656,318)
Payments relating to indirect taxes and other	(30,494,125)
Cash flow from operating activities	198,182,708
INVESTING ACTIVITIES
Cash receipts resulting from
Financial investments	3,340,528
Tangible fixed assets	2,038,056
Interest and related income	605,125
Dividends	1,476,409
Other investing activities	2,163,792
9,623,910
Payments resulting from
Financial investments	(3,462)
Tangible and intangible assets	(89,240,828)
Other investing activities	(551)
(89,244,841)
Cash flow from investing activities	(79,620,931)
FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	125,220,982
Other financing activities	333,367
125,554,349
Payments resulting from
Loans repaid	(59,595,173)
Lease rentals (principal)	(32,994,076)
Interest and related expenses	(12,058,846)
Dividends	(41,173,794)
Share capital reduction	—
(145,821,889)
Cash flow from financing activities	(20,267,540)

21                                  Minority interests

During 2008 and 2007, the movements in minority interests were as follows:

Euro

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2008
Brasilcel (Note 2) (i)	620,221,444	304,038,052	10,888,496	51,864,006	(13,261,125)	(149,837,709)	(187,664)	823,725,500
MTC	68,460,093	—	—	19,183,603	(16,241,479)	(16,933,926)	—	54,468,291
Cabo Verde Telecom	42,533,862	—	—	16,539,761	(10,156,083)	—	1,929	48,919,469
Africatel (ii)	(1,695,847)	—	939,928	24,054,488	—	(3,148,179)	(372,704)	19,777,686
Timor Telecom	5,224,234	—	—	4,615,276	(1,921,160)	453,140	(33,857)	8,337,633
CST	1,513,056	—	—	429,943	(65,484)	(28,939)	(66,545)	1,782,031
LTM	1,590,591	—	—	909,241	(699,014)	(166)	14,313	1,814,965
Previsão	782,667	—	—	8,960	(25,508)	—	91	766,210
Kenya Postel Directories	1,265,036	—	—	616,683	(453,870)	(154,903)	—	1,272,946
Other	3,693,155	(1,268,931)	—	1,499,674	(775,417)	196,919	264	3,345,664
	743,588,291	302,769,121	11,828,424	119,721,635	(43,599,140)	(169,453,763)	(644,173)	964,210,395

Euro

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2007
Brasilcel (i)	558,432,965	—	—	14,701,694	—	46,746,710	340,075	620,221,444
MTC	62,619,712	—	—	22,908,611	(12,165,875)	(4,902,355)	—	68,460,093
Cabo Verde Telecom	37,683,845	—	—	12,542,174	(7,643,967)	—	(48,190)	42,533,862
Timor Telecom	4,137,046	—	—	2,502,878	(907,885)	(507,805)	—	5,224,234
LTM	1,475,269	—	—	746,428	(673,030)	7,350	34,574	1,590,591
CST	1,564,571	—	—	367,266	(62,603)	(293,574)	(62,604)	1,513,056
Kenya Postel Directories	1,050,462	—	—	509,358	(290,865)	(20,747)	16,828	1,265,036
Previsão	1,094,263	—	(184,030)	47,344	(40,128)	—	(134,782)	782,667
Africatel (ii)	—	—	782,026	9,956,220	(11,553,741)	(2,819,078)	1,938,726	(1,695,847)
PT Multimedia (iii)	180,460,811	(172,119,142)	—	29,143,593	(41,219,625)	—	3,734,363	—
Other	2,269,264	1,915,782	—	(578,140)	(73,867)	(453,982)	614,098	3,693,155
	850,788,208	(170,203,360)	597,996	92,847,426	(74,631,586)	37,756,519	6,433,088	743,588,291

(i) The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of equity and net income. The change in the consolidation perimeter is related to the consolidation of Telemig as from 1 April 2008 (Note 2). The increase in minority interests in 2008, which is included in the column “Acquisitions, disposals and share capital increases”, is related to a share capital increase at Vivo Particpações occurred in June. The increase in the income applicable to minority interests in 2008, as compared to 2007, is explained by the increase in Vivo’s results and by the interests of minority shareholders of Telemig. (ii) The increase in income applicable to minority shareholders of Africatel in 2008, as compared to 2007, is primarily explained by disposals of a 22% stake in this investment in July 2007 and a 3% stake in September 2008. (iii) The minority interests in PT Multimedia correspond to the interests of minority shareholders in PT Multimedia’s equity and net income, considering the application of the equity method of accounting. Following the completion of the spin-off of this business on 7 November 2007 (Note 1), PT Multimédia is no longer part of the Group.

22                                  Dividends

On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2007. Accordingly, dividends amounting to Euro 533,200,884 (Notes 41 and 44.i) were paid in 2008.

On 27 April 2007, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2006. Accordingly, dividends amounting to Euro 516,506,816 (Notes 41 and 44.i) were paid in 2007.

23                                  Earnings per share

Earnings per share for the years 2008 and 2007 were computed as follows:

Euro

		2008	2007

Income from continued operations, net of minority interests	(1)	581,512,476	725,529,205
Income from discontinued operations, net of minority interests	(2)	—	16,330,531
Net income attributable to equity holders of the parent	(3)	581,512,476	741,859,736
Financial costs related with exchangeable bonds (net of tax)	(4)	29,761,969	9,239,015
Net income considered in the computation of the diluted earnings per share	(5)	611,274,445	751,098,751
Weighted average common shares outstanding in the period	(6)	907,096,629	1,050,740,503
Effect ot the exchangeable bonds		64,655,173	64,655,173
	(7)	971,751,802	1,115,395,676
Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.64	0.69
Diluted	[(1)+(4)]/(7)	0.63	0.66
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.00	0.02
Diluted	(2)/(7)	0.00	0.01
Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.64	0.71
Diluted (1)	(5)/(7)	0.63	0.67

(1) Diluted earnings per share excluding unusual items (curtailment costs, gains on disposals and equity swaps and results from discontinued operations), amounted in 2008 and 2007 to 0.69 euros and 0.55 euros, respectively.

Dilutive effects in 2008 and 2007 are related to the impact of the exchangeable bonds issued on August 2007.

24                                  Short-term investments

As at 31 December 2008 and 2007, this caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions.

During 2008, as the maturity of most of the short-term investments was reached, these applications were converted into cash and cash equivalents and subsequently used for several purposes, including the execution of the share buyback programme, which was concluded in 2008.

25                                  Accounts receivable – trade

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Current accounts receivable – trade
Accounts receivable from customers	1,343,955,877	1,428,941,709
Unbilled revenues	239,424,993	210,384,282
	1,583,380,870	1,639,325,991
Adjustments for doubtful accounts receivable – trade (Note 39)	(338,778,345)	(331,896,220)
	1,244,602,525	1,307,429,771

26                                  Accounts receivable – other

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Current accounts receivable – other
Receivables from related parties (i)	72,580,010	19,360,241
Advances to suppliers	58,723,322	19,089,604
Trial deposits	16,589,316	21,022,986
Contributions from SNS (ii)	16,086,024	30,341,962
Discounts given to retired Portuguese citizens (iii)	—	21,719,037
Other	65,485,722	50,805,063
	229,464,394	162,338,893
Adjustments for other current accounts receivable (Note 39)	(27,580,020)	(33,593,504)
	201,884,374	128,745,389
Other non-current accounts receivable	6,685,252	6,641,582
Adjusments for other non-current accounts receivable (Note 39)	(1,828,628)	(2,289,349)
	4,856,624	4,352,233

(i) The increase in this caption is primarily explained by the dividends receivable from Unitel as at 31 December 2008 related to its earnings of 2007 amounting to US$ 80 million (Note 44.e), which were paid in January 2009, while dividends related to the earnings of 2006 amounting to Euro 46 million (Note 44.e) were paid in 2007. (ii) These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity co-financed the plan. This agreement was terminated during 2006 under a restructuring of the Health Care Plan. In order to cover certain recoverability risks, these receivables are fully adjusted for as at 31 December 2008. (iii) This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which were supposed to be reimbursed by the Portuguese State, under Decree-Law 20-C/86, in accordance with the terms of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, which stated that this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. In 2007, the Portuguese State excluded this expense from the Annual State Budget and, as a result, since 1 January 2008 these discounts are fully paid by PT Comunicações with no right for reimbursement. The receivable from the Portuguese State as at 31 December 2007 was related to the discounts granted during the year 2007, and was paid in 2008

27                                  Inventories

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Merchandise (i)	274,768,771	149,942,019
Raw materials and consumables	36,661,571	17,707,009
Work in progress	9,582,377	9,319,751
	321,012,719	176,968,779
Adjustments for obsolete and slow-moving inventories (Note 39)	(23,630,621)	(16,376,372)
	297,382,098	160,592,407

(i) As at 31 December 2008, this caption includes mainly (1) mobile terminal equipments from Vivo and TMN, and (2) telephones, modems (internet access through ADSL), and IPTV and DTH set-top boxes from the wireline business

28                                  Taxes receivable and payable

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008		2007
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	25,688,345	28,896,209	12,510,592	45,559,972
Income taxes	132,252,493	114,974,448	93,139,728	165,413,419
Personnel income tax witholdings	—	7,316,196	—	7,917,086
Social Security Contributions	—	6,175,899	—	6,303,572
Other	—	879,032	425,892	970,934
	157,940,838	158,241,784	106,076,212	226,164,983
Taxes in foreign countries	159,924,786	179,400,053	133,035,372	155,791,731
	317,865,624	337,641,837	239,111,584	381,956,714
Non-current taxes
Taxes in foreign countries	140,771,497	38,730,319	148,340,234	31,172,618

As at 31 December 2008 and 2007, the caption “Taxes in foreign countries” relates basically to 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

Euro

	2008		2007
	Receivable	Payable	Receivable	Payable
Current taxes
Income taxes	44,373,968	38,025,658	19,702,942	22,861,277
Indirect taxes	106,185,029	101,848,943	105,244,634	113,231,752
Other	9,365,789	39,525,452	8,087,796	19,698,702
	159,924,786	179,400,053	133,035,372	155,791,731
Non-current taxes
Income taxes (i)	96,591,970	2,554,358	100,562,263	286,977
Indirect taxes (ii)	44,179,527	36,175,961	47,777,971	30,885,641
	140,771,497	38,730,319	148,340,234	31,172,618

(i) This caption is primarily related to withholding taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes. (ii) Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real estate property, which under Brazilian law are only recoverable over a period of 48 months. Taxes payable included in this caption mainly relate to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government

As at 31 December 2008 and 2007, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

Euro

	2008	2007
Current income taxes of the operations in Portugal recorded in the balance sheet	(114,974,448)	(165,413,419)
Payments on account	124,108,648	87,354,017
Witholding income taxes, net	4,957,411	4,301,431
Income taxes receivable	3,186,434	1,484,280
Income tax receivable (payable) from operations in Portugal	17,278,045	(72,273,691)

The reconciliation between current income taxes recorded in the Company’s balance sheet as at 31 December 2008 and 2007 and current income tax expense for the periods then ended, is as follows:

Euro

	2008	2007
Current income taxes of the operations in Portugal recorded in the balance sheet	114,974,448	165,413,419
Foreign current income taxes of international subsidiaries	48,179,289	42,927,250
Excess provision for income taxes of the previous year (Note 19)	(6,431,797)	(9,993,868)
Increases and decreases in provisions for income tax contingencies (Notes 19 and 39)	7,555,841	8,808,391
Other	(4,540,570)	1,454,949
	159,737,211	208,610,141

The current income tax expense was recorded in the following captions:

Euro

	2008	2007
Profit and loss statement (Note 19)	157,756,961	198,710,104
Accumulated earnings	1,980,250	4,437,430
Discontinued operations (Note 20)	—	5,462,607
	159,737,211	208,610,141

29                                  Prepaid expenses

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Sales of equipment (i)	27,484,900	17,595,322
Marketing and publicity	26,236,787	31,445,870
Telephone directories	22,944,481	30,341,615
Rentals	7,740,967	7,257,690
Interest paid in advance	5,738,492	895,479
Maintenance and repairs	3,239,623	2,442,023
Other	38,084,836	16,548,816
	131,470,086	106,526,815

(i) Sales of mobile phones at Vivo are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect taxes, are deferred up to the activation of the equipment.

30                                  Other current and non-current assets

As at 31 December 2008 and 2007, these captions are made up as follows:

Euro

	2008	2007
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40)	55,479,811	35,324,314
Other	4,708,905	3,655,680
	60,188,716	38,979,994
Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40)	441,821,002	470,140,303
Other	37,133,055	20,948,744
	478,954,057	491,089,047

Under the QTE transactions entered in previous years, Portugal Telecom recognized accounts receivable and accounts payable (Note 40) by the same amount relating to sale of the equipments and the financial lease, respectively. The majority of these amounts are receivable and payable to the same entity (AIG and UBS). In addition Portugal Telecom has given certain guarantees under these transactions (Note 43).

31                                  Investments in group companies

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Investments in associated companies	356,069,363	273,637,325
Goodwill, net of impairment losses	157,112,049	167,552,271
Loans granted to associated companies and other companies	98,632,811	95,194,241
Investments in other companies	1,364,876	1,678,417
Advances for investments	—	18,387
	613,179,099	538,080,641

As at 31 December 2008 and 2007, the caption “Investments in associated companies” consists of:

Euro

	2008	2007
Unitel	226,384,671	145,838,919
Universo Online, Inc (“UOL”)	64,980,917	69,535,950
CTM – Companhia de Telecomunicações de Macau, SARL (“CTM”)	29,839,265	28,607,601
Médi Télécom	25,266,777	12,603,496
Hungaro Digitel KFT	3,226,012	3,155,246
Páginas Amarelas, SA (“Páginas Amarelas”)	3,073,162	3,299,170
INESC – Instituto de Engenharia de Sistemas e Computadores (i)	2,992,787	2,992,787
Guiné Telecom, SARL (i)	2,907,534	2,907,534
Banco Best, SA (ii)	—	7,250,840
Other companies	3,298,559	3,346,103
	361,969,684	279,537,646
Adjustments for investments in associated companies (Note 39)	(5,900,321)	(5,900,321)
	356,069,363	273,637,325

(i) As at 31 December 2008, these investments are fully adjusted for. (ii) This investment was disposed of in 2008 for an amount of Euro 16,000,000 (Note 44.d) and, as a result, Portugal Telecom has recorded a capital gain of Euro 9,045,300 (Note 19).

As at 31 December 2008 and 2007, the caption “Goodwill, net of impairment losses” consists of:

Euro

	2008	2007
Páginas Amarelas	83,754,434	83,754,434
UOL	46,859,112	57,299,334
Unitel	26,498,503	26,498,503
	157,112,049	167,552,271

During 2008 and 2007, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

Loans granted to associated companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Médi Télécom	75,592,524	72,112,464
Sportinveste Multimédia (i)	35,318,668	35,318,668
INESC (ii)	3,198,311	3,292,066
Other	4,844,031	4,306,374
	118,953,534	115,029,572
Adjustments for loans granted to associated and other companies (Note 39)	(3,198,311)	(3,292,066)
Adjustments related to the equity accounting on financial investments (Note 39) (iii)	(17,122,412)	(16,543,265)
	98,632,811	95,194,241

(i) This caption includes Euro 30,023,168 of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company. (ii) This loan is fully provided for. (iii) This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. These adjustments as at 31 December 2008 and 2007 are related to the investment in Sportinveste Multimedia. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption “Provisions for other risks and costs – Other”, whenever the Group has assumed responsibilities with that associated company. As at 31 December 2008 and 2007, the Group has recorded provisions amounting to Euro 4,484,583 and Euro 3,634,576 (Note 39), respectively

As at 31 December 2008 and 2007, the caption “Investment in other companies” consisted of:

Euro

	2008	2007
Janela Digital	937,373	900,790
Other companies	427,503	777,627
	1,364,876	1,678,417

During 2008 and 2007, the profit and loss caption “Equity in earnings of associated companies, net” consists of:

Euro

	2008	2007
Unitel	122,633,994	91,752,183
CTM	16,768,832	16,951,994
Médi Télécom	12,400,605	3,081,353
UOL	11,421,337	13,055,606
Banco Best (i)	8,832,460	622,109
Other	(1,081,831)	664,412
	170,975,397	126,127,657

(i) In 2008, this caption includes a gain of Euro 9,045,300 (Note 19) related to the disposal of this investment for Euro 16 million (Note 44.d)

A summarized financial data of the main associated companies as at 31 December 2008 and for the year then ended is presented below:

Euro

	Direct
	percentage of	Total	Total	Shareholders’	Operating	Net
	ownership	assets	liabilities	equity	revenues	income
Unitel	25.00%	1,351,190,358	445,651,674	905,538,684	863,069,581	490,535,976
Médi Télécom	32.18%	1,032,402,021	953,885,001	78,517,020	453,220,798	38,535,131
UOL	29.00%	284,021,149	59,949,022	224,072,128	204,264,502	39,383,921
CTM	28.00%	156,524,951	49,956,148	106,568,804	206,917,995	59,888,686

A summarized financial data of the main associated companies as at 31 December 2007 and for the then year ended is presented below:

Euro

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders’ equity	Operating revenues	Net income
Unitel	25.00%	726,217,471	142,861,795	583,355,676	648,843,741	367,008,732
Médi Télécom	32.18%	1,079,180,662	1,040,015,044	39,165,618	438,440,719	9,575,367
UOL	29.00%	295,020,991	55,241,853	239,779,138	181,713,739	45,019,331
CTM	28.00%	149,053,702	46,883,698	102,170,004	207,438,458	60,542,836

32                                  Other investments

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Real estate investments, net of accumulated amortisation	17,750,256	23,024,202
Other financial investments	15,200,527	15,239,864
	32,950,783	38,264,066
Adjustments for other investments (Note 39)	(11,338,755)	(11,028,646)
Adjustments for real estate investments (Note 39)	(500,550)	—
	21,111,478	27,235,420

Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically assesses impairment analysis on these assets, having recorded an adjustment of Euro 500,550 in 2008. As at 31 December 2008, the total carrying value of real estate assets with acquisition cost above Euro 50,000 amounted to Euro 18 million and the corresponding fair value amounted to Euro 22 million.

PT Comunicações received rents from lease contracts in 2008 and 2007 amounting to Euro 1,562,709 and Euro 1,468,871 (Note 17), respectively. During the years 2008 and 2007, amortization costs amounted to Euro 722,542 and Euro 831,201 (Note 17) respectively, and no impairment losses were recognized, except for the adjustment mentioned above.

Regarding real estate investments, investments totalling Euro 8,504,724 are installed in properties of third parties or on public property, and investments amounting to Euro 16,631,413 are not yet registered in PT Comunicações’s name.

As at 31 December 2008 and 2007, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

Euro

	2008	2007
Lea Louise (i)	7,903,379	7,903,379
Tagusparque	1,296,875	1,296,875
Other	6,000,273	4,734,872
	15,200,527	15,239,864
Adjustments for other investments (Note 39)	(11,338,755)	(11,028,646)
	3,861,772	4,211,218

(i) During 2007, Portugal Telecom has disposed of 90% of its share in this company, which held investments in Congo. Following this disposal, the investment in this company is accounted for at cost and is fully adjusted for.

33                                  Intangible assets

During 2008 and 2007, the movements in intangible assets were as follows:

Euro

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
Cost
Industrial property and other rights	3,558,106,654	569,252,087	269,365,255	(656,132,062)	79,953,108	3,820,545,042
Goodwill (Note 2)	1,074,650,739	—	30,397,905	(162,856,519)	—	942,192,125
Other intangible assets	34,322,984	—	3,073,388	(2,414,702)	38,328	35,019,998
In-progress intangible assets	29,278,178	923,038	97,133,488	(20,024,156)	(63,914,151)	43,396,397
	4,696,358,555	570,175,125	399,970,036	(841,427,439)	16,077,285	4,841,153,562
Accumulated depreciation
Industrial property and other rights	1,289,818,135	(147,566)	317,896,624	(250,879,301)	(2,163,682)	1,354,524,210
Other intangible assets	23,416,993	—	5,825,631	(2,206,075)	(3,445,313)	23,591,236
	1,313,235,128	(147,566)	323,722,255	(253,085,376)	(5,608,995)	1,378,115,446
	3,383,123,427	570,322,691	76,247,781	(588,342,063)	21,686,280	3,463,038,116

Euro

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Cost
Industrial property and other rights	3,187,464,243	(539,867)	(207,561,435)	360,266,362	189,260,382	29,216,969	3,558,106,654
Goodwill	1,284,041,510	(9,153,926)	(254,516,010)	—	54,279,165	—	1,074,650,739
Other intangible assets	26,944,906	(286,308)	—	3,699,472	112,013	3,852,901	34,322,984
In-progress intangible assets	17,672,184	—	(277,194)	49,395,608	2,369,139	(39,881,559)	29,278,178
	4,516,122,843	(9,980,101)	(462,354,639)	413,361,442	246,020,699	(6,811,689)	4,696,358,555
Accumulated depreciation
Industrial property and other rights	1,008,817,783	(537,016)	(48,787,295)	268,931,858	67,164,818	(5,772,013)	1,289,818,135
Other intangible assets	16,423,797	(278,764)	—	5,838,449	(107,485)	1,540,996	23,416,993
	1,025,241,580	(815,780)	(48,787,295)	274,770,307	67,057,333	(4,231,017)	1,313,235,128
	3,490,881,263	(9,164,321)	(413,567,344)	138,591,135	178,963,366	(2,580,672)	3,383,123,427

The changes in the consolidation perimeter in 2008 include primarily the impact of the consolidation of Telemig in 1 April 2008 amounting to Euro 570,836,700 (Note 2), and also the impacts of the sales of Archways and China Pathway Logistics.

In 2007, the changes in the consolidation perimeter are mainly related to the sales of TV Cabo Macau and Lea Louise, while discontinued operations are related to PT Multimedia, following the approval of the spin-off of this business at the Annual General Meeting of Portugal Telecom held on 27 April 2007, which was concluded on 7 November 2007.

As at 31 December 2008, the caption “Industrial property and other rights” includes the following items:

•            Euro 2,211,877,270 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo under the purchase price allocation of certain subsidiaries of Brazil which were incorporated in Vivo, (ii) the cost of Band B mobile telecommunications licenses acquired by Vivo to operate in certain Brazilian states, and (iii) the cost of the 3G licenses acquired by Vivo in April 2008 amounting to Euro 227,247,163 (Notes 7.c, 7.d and 35);

•             Euro 690,577,254 related to software licenses;

•             Euro 382,226,882 related to a UMTS license obtained by TMN, of which Euro 241,746,603 (Notes 7.b and 7.d) was capitalized in 2007, following the commitment assumed by TMN and the other mobile operators in 2000 of making contributions to the information society during the period through the maturity of the license. As at the time it was not possible to reliable estimate how the commitments would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability. During the second half of 2007, TMN reached an agreement with the Government establishing the amount and timing of the initiatives to be undertaken (the “E Initiatives”, which is a programme led by the government to offer laptops and discounts in internet services to school teachers and students), and therefore Portugal Telecom recognized as a license cost in 2007 the amount of these contributions at its net present value;

•             Euro 339,964,723 related to the acquisition of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was recorded in the income statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8,430,864) in 2003 with various equipment allocated to the Basic Network, which was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

•             Euro 108,093,777 related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts;

•             Euro 42,575,000 related to contracts signed by PT Comunicações in 2007 for the acquisition of satellite capacity until 2015, which were recorded as capital leases; and

•             Euro 24,763,134 resulting from the MTC’s purchase price allocation and related to the value attributed to the agreement entered into with the other shareholders of MTC, which guarantees to Portugal Telecom the control of MTC.

As at 31 December 2008 and 2007, the goodwill related to subsidiaries was as follows:

Euro

	2008	2007
Vivo (i)	626,554,819	750,381,297
Wireline business
PT Comunicações (ISP business)	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204
	270,955,133	270,955,133
Other businesses (Note 7.d)
MTC	28,566,936	37,216,652
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Other	34,025	16,445
	44,682,173	53,314,309
	942,192,125	1,074,650,739

(i) The reduction in the goodwill of Vivo includes the impact of the depreciation of the Brazilian Real against the Euro (from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008) amounting to Euro 154,224,383, which was partially offset by the goodwill of Euro 30,397,905 (Note 2) recorded as a result of the purchase price allocation of Telemig.

For purposes of impairment analysis, goodwill was allocated to cash generating units, which correspond to reportable business segments (Note 7). The Company’s management has concluded that as at 31 December 2008 the book value of financial investments, including goodwill, did not exceed its recoverable amount. The recoverable amount was computed through a discounted cash flow methodology, based on a detailed forecast of cash flows prepared internally, using discount rates between 7.5% and 14%, depending on the risks related to each business.

34                                Tangible assets

During 2008 and 2007 the movements in tangible assets were as follows:

Euro

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Revaluations (Note 41.5)	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
Cost
Land	79,086,300	554,299	58,431,536	1,653,369	(2,670,320)	(11,214,300)	125,840,884
Buildings and other constructions	993,067,194	1,345,418	(225,333,465)	26,548,892	(14,220,442)	(56,225,623)	725,181,974
Basic equipment	11,700,506,840	146,754,298	311,381,591	533,950,582	(685,306,086)	48,182,385	12,055,469,610
Transportation equipment	77,610,242	(109,618)	—	15,708,807	(801,845)	(16,289,231)	76,118,355
Tools and dies	25,328,072	207,614	—	895,578	(1,422,637)	368,453	25,377,080
Administrative equipment	1,055,542,702	5,202,760	—	62,668,713	(39,125,360)	(2,033,179)	1,082,255,636
Other tangible assets	52,359,151	1,405,977	—	694,034	(186,682)	(1,342,615)	52,929,865
In-progress tangible assets	162,567,784	28,101,924	—	457,847,972	(75,462,465)	(264,720,206)	308,335,009
Advances to suppliers of tangible assets	266,846	—	—	3,669	51,224	—	321,739
	14,146,335,131	183,462,672	144,479,662	1,099,971,616	(819,144,613)	(303,274,316)	14,451,830,152
Accumulated depreciation
Land	12,280,731	—	—	—	—	(1,505,669)	10,775,062
Buildings and other constructions	598,023,856	—	(375,170,249)	58,701,135	(4,724,339)	(25,408,188)	251,422,215
Basic equipment	8,953,704,683	(99,939)	(555,383,111)	785,074,942	(480,635,017)	(191,065,853)	8,511,595,705
Transportation equipment	44,546,622	(57,266)	—	15,102,547	(394,636)	(12,582,147)	46,615,120
Tools and dies	19,502,578	—	—	1,665,339	(776,853)	(37,277)	20,353,787
Administrative equipment	882,923,459	(62,685)	—	82,576,077	(26,053,507)	(13,993,545)	925,389,799
Other tangible assets	49,956,031	—	—	1,499,797	(11,569,907)	7,955,530	47,841,451
	10,560,937,960	(219,890)	(930,553,360)	944,619,837	(524,154,259)	(236,637,149)	9,813,993,139
	3,585,397,171	183,682,562	1,075,033,022	155,351,779	(294,990,354)	(66,637,167)	4,637,837,013

Euro

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Cost
Land	80,701,925	—	(2,536,060)	69,550	916,414	(65,529)	79,086,300
Buildings and other constructions	994,010,394	(690,905)	(41,689,480)	19,985,588	4,292,819	17,158,778	993,067,194
Basic equipment	11,693,392,675	(6,580,133)	(592,065,927)	392,951,324	212,738,612	70,289	11,700,506,840
Transportation equipment	83,151,249	(140,853)	(6,719,774)	12,836,409	151,595	(11,668,384)	77,610,242
Tools and dies	22,364,493	(42,376)	(240,069)	2,537,465	411,426	297,133	25,328,072
Administrative equipment	1,040,518,167	(627,411)	(60,499,407)	63,684,649	11,548,390	918,314	1,055,542,702
Other tangible assets	68,698,713	—	(17,322,602)	1,561,968	(78,606)	(500,322)	52,359,151
In-progress tangible assets	202,969,026	—	(7,557,835)	233,416,082	15,077,570	(281,337,059)	162,567,784
Advances to suppliers of tangible assets	332,613	—	(663,882)	628,943	(25,042)	(5,786)	266,846
	14,186,139,255	(8,081,678)	(729,295,036)	727,671,978	245,033,178	(275,132,566)	14,146,335,131
Accumulated depreciation
Land	12,329,972	—	—	—	—	(49,241)	12,280,731
Buildings and other constructions	561,196,222	(566,965)	(14,454,140)	49,435,848	1,043,696	1,369,195	598,023,856
Basic equipment	8,696,866,112	(5,739,792)	(360,337,269)	700,821,336	144,583,390	(222,489,094)	8,953,704,683
Transportation equipment	43,232,754	(79,185)	(4,013,203)	15,170,378	38,445	(9,802,567)	44,546,622
Tools and dies	18,458,676	(35,691)	(199,540)	1,109,858	182,551	(13,276)	19,502,578
Administrative equipment	848,234,080	(582,192)	(38,317,829)	79,965,453	7,273,738	(13,649,791)	882,923,459
Other tangible assets	63,788,249	—	(14,690,691)	1,791,559	5,149,474	(6,082,560)	49,956,031
	10,244,106,065	(7,003,825)	(432,012,672)	848,294,432	158,271,294	(250,717,334)	10,560,937,960
	3,942,033,190	(1,077,853)	(297,282,364)	(120,622,454)	86,761,884	(24,415,232)	3,585,397,171

34.1        Changes in the consolidation perimeter

The changes in the consolidation perimeter in 2008 include primarily the impact of the consolidation of Telemig in 1 April 2008 amounting to Euro 184,237,137 (Note 2), and also the impacts of the sales of Archways and China Pathway Logistics.

In 2007, the changes in the consolidation perimeter are mainly related to the sales of TV Cabo Macau and Lea Louise, while discontinued operations are related to PT Multimedia, following the approval of the spin-off of this business at the Annual General Meeting of Portugal Telecom held on 27 April 2007, which was concluded on 7 November 2007.

34.2        Revaluations

During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model and, as a result, increased the carrying values of those asset classes by Euro 208,268,320 (Note 4) and Euro 866,764,702 (Note 4), respectively. As required by “IAS 16 Tangible assets”, the accumulated depreciation at the date of the revaluation was eliminated against the gross carrying amount of the assets and the net amounts of those assets were restated to their respective revalued amounts.

The determination of the fair value of real estate properties was made by an independent appraiser based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings.

The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the ground and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones.

The revaluations of the real estate properties and ducts infra-structure became effective as at 30 June and 30 September 2008, respectively, and the respective carrying values of these assets as of that dates amounted to Euro 160 million and Euro 180 million, respectively. The amortization of the revaluation reserves as from the date they became effective until 31 December 2008 amounted to approximately Euro 8 million and Euro 11 million, respectively.

34.3        Other situations regarding tangible assets

In 2008, the column “Other” includes: (i) the contribution in kind to the pension funds of a property, which had a fair value of Euro 37.3 million (Note 9.1) as of the date the contribution was made; and (ii) the write-off of certain fixed assets at PT Comunicações and Vivo amounting to Euro 9 million and Euro 5 million, respectively.

Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables.

The following situations regarding tangible assets should be mentioned:

•             Euro 1,043,259,095 of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

•             Euro 17,869,029 of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums; and

•             In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s consolidated balance sheet.

35           Debt

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008		2007
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	697,287,341	—	689,407,731
Bonds	879,280,135	2,404,817,408	96,290,875	3,061,702,959
Bank loans
External loans	496,997,045	1,021,160,382	429,216,931	940,374,402
Domestic loans	761,221	—	2,073,991	530,120
Other loans
Commercial paper	648,626,163	—	323,688,504	—
External loans	10,581	159,224,889	271,700	—
Commitments under the UMTS license	25,457,548	53,988,929	55,911,577	144,659,000
Liability related to equity swaps on treasury shares (Note 41.2)	178,071,827	—	323,178,913	—
Leasings	25,461,736	104,711,165	25,452,994	124,001,602
	2,254,666,256	4,441,190,114	1,256,085,485	4,960,675,814

35.1        Exchangeable bonds

On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, exchangeable into fully paid ordinary shares of Portugal Telecom, which had the following terms:

•            Exchange price: Euro 13.9859 per ordinary share of Portugal Telecom, adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, according to the terms and conditions of the bonds;

•             Nominal value of each bond: Euro 50,000;

•            Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

•            Fixed interest rate: 4.125% per annum, paid semi-annually.

The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 (Note 41) and was recorded in shareholders’ equity, while the financial liability component is recorded by the amortized cost.

As at 31 December 2008, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 713 million.

35.2        Bonds

On 7 April 1999, PT Finance issued notes totalling Euro 1,000,000,000 under a Global Medium Term Note (“GMTN”) Programme, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 31 December 2008, the notional amount of these bonds outstanding totals Euro 879,500,000.

On 1 August 2003, Vivo Participações issued bonds amounting to 500 million Brazilian Reais, with a maturity of five years and bearing an annual interest at a rate corresponding to 104.4% of the CDI rate. During 2008, these bonds were repaid for an amount of Euro 94 million.

On 1 May 2005, Vivo Participações issued bonds amounting to 1 billion Brazilian Reais (Euro 154 million as at 31 December 2008 corresponding to the 50% consolidated in Portugal Telecom’s balance sheet), with a maturity of ten years and bearing an annual interest rate ranging between 103.3% and 104.2% of the CDI.

On 17 December 2007, Telemig issued bonds amounting to 55 million Brazilian Reais (Euro 9 million as at 31 December 2008 corresponding to the 50% consolidated in Portugal Telecom’s balance sheet), with maturity in 2021.

In 2005, PT Finance issued three Eurobonds under the GMTN Programme, with the following amounts and maturities:

•                  On 24 March 2005, issued Eurobonds totalling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

•                  On 24 March 2005, issued Eurobonds totalling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

•                  On 16 June 2005, issued Eurobonds totalling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025.

On 7 August 2008, PT Finance issued floating rate notes amounting to Euro 50,000,000 under the GMTN Programme, bearing interest at 3-month Euribor plus 1.50%, and maturing in August 2013.

On 23 December 2008, PT Finance issued floating rate notes amounting to Euro 200,000,000 under the GMTN Programme, bearing interest at 3-month Euribor plus 2.25% and maturiting in December 2010.

Expenses incurred at the date these bonds were issued, which are related to roundings in defining the coupon rate and to commissions, are deferred and recorded as a deduction to these loans, and recognized in earnings through the life of the bonds. As at 31 December 2008, the balance of these prepaid expenses amounted to Euro 8,308,641.

As at 31 December 2008, the maximum possible nominal amount of outstanding notes issued under the GMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 3,129,500,000 were outstanding as at 31 December 2008.

As at 31 December 2008, the fair value of the bonds issued, determined based on market information, amounted to Euro 2,868 million.

35.3        Bank loans

As at 31 December 2008 and 2007, bank loans are denominated in the following currencies:

Euro

	2007		2008
	Currency of the notional	Euro	Currency of the notional	Euro
Euro	738,226,220	738,226,220	773,402,571	773,402,571
Brazilian Real	2,531,504,435	780,461,350	1,529,060,685	588,938,368
Other		231,078		9,854,505
		1,518,918,648		1,372,195,444

In 2003, the Company entered into a Revolving Credit Facility amounting to Euro 500 million, with a maturity of 2 years. After having been extended in several occasions, as at 31 December 2008, this facility matures in February 2011.

In 2004, the Company has entered into three other Revolving Credit Facilities totalling Euro 550 million, as follows:

•             On 24 June 2004, with an initial amount of Euro 150 million, increased to Euro 300 million in 2007, and an initial maturity of four years, which was extended to six years in 2005 and to eight years in 2007;

•             On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was extended to five years in 2005 and seven years in 2008; and

•             On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months. In April 2008, this facility has been replaced with a similar one, maturing in April 2011.

In July 2008, the Company has secured a revolving credit facility of Euro 50 million with a maturity of three years and, in October 2008, has secured an additional credit facility of Euro 365 million, of which Euro 300 million mature in three years and the remaining Euro 65 million mature in five years.

As at 31 December 2008, the Group had used an amount of Euro 150 million in connection with the above mentioned standby facilities.

As at 31 December 2008, loans obtained from the European Investment Bank (“EIB”) and KFW amounted to, respectively, Euro 577 million and Euro 3 million, maturing up to 2017.

As at 31 December 2008 and 2007, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

Euro

	2008	2007
Maximum	5.00%	5.20%
Minimum	3.00%	3.00%

As at 31 December 2008, the fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 1,555 million.

35.4        Commercial paper

Portugal Telecom has entered in previous years into short-term commercial paper programmes, amounting to a total of Euro 975,000,000, of which an amount of Euro 875,000,000 is underwritten. As at 31 December 2008, the Company had issued an amount of Euro 589,626,163 under the underwritten portion and an additional amount of Euro 59,000,000 from the non-underwritten portion. The total amount outstanding under the commercial programme of Euro 648,626,163 as at 31 December 2008 bears interest at an annual average rate of 3.27%.

The fair value as at 31 December 2008 of outstanding commercial paper is similar to its carrying value.

35.5        Other external loans

This caption is primarily related to the loans obtained by Vivo from Anatel in connection with the acquisition of the 3G licenses in April 2008 for a total amount of 600,614,250 Brazilian Reais (corresponding to the 50% share of Portugal Telecom), equivalent to Euro 227,247,163 (Notes 33 and 44.h), which includes the licenses acquired by Vivo, S.A. and by Telemig Celular. Vivo paid upfront 10% of the total amount (60,061,425 Brazilian Reais) and had the option to repay the remaining 90% in December 2008 or use the financing of Anatel. In December 2008, Telemig Celular paid the remaining 90% of its debt (24,090,975 Brazilian Reais), while Vivo, S.A. used the financing of Anatel. Therefore, outstanding debt as at 31 December 2008 amounted to 516,461,850 Brazilian Reais, equivalent to Euro 159,224,889 at year end, and is payable in six equal annual instalments as from April 2011.

35.6        Commitments under the UMTS license

This amount corresponds to the present value of the payments related to the commitments assumed by TMN under the UMTS license, as explained in Note 33.

35.7        Leasings

Financial leasing obligations recorded as at 31 December 2008 are mainly related to the lease of vehicles and buildings and to contracts for the acquisition of satellite capacity.

35.8        Medium and long-term debt

As at 31 December 2008, long-term debt matures on the following years:

Euro

2010	455,607,435
2011	235,079,142
2012	1,334,156,242
2013	210,385,805
2014 and following years	2,205,961,490
4,441,190,114

35.9        Covenants

As at 31 December 2008, the Company had several covenants related to its indebtedness, which have been fully complied with as at that date, as follows:

Change in control

The exchangeable bonds, the credit facilities amounting to Euro 1,465 million and the loans obtained from EIB totalling Euro 577 million as at 31 December 2008, grant the right to the lenders of demanding the repayment of all amounts due in the case of any change in the control of Portugal Telecom.

Credit rating

Certain loan agreements with the EIB, totalling Euro 291 million as at 31 December 2008, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the current rating (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). In addition, the pricing conditions applicable to the commercial paper programmes may be revised in case the credit rating assigned to Portugal Telecom is changed.

Control/disposal of subsidiaries

Certain credit facilities amounting to Euro 865 million states that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

Disposals of assets

The credit facility amounting to Euro 100 million and the EIB loans totalling Euro 577 million as at 31 December 2008 include certain restrictions regarding the disposal of assets by Portugal Telecom.

Financial ratios

Certain credit facilities amounting to Euro 1,015 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Another credit facility of Euro 150 million requires that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities in the total amount of Euro 1,315 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling Euro 111 million as at 31 December 2008, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

Negative Pledge

The Global Medium Term Notes, the exchangeable bonds, the revolving credit facilities and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

36           Accounts payable

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Accounts payable-trade	792,592,855	726,507,575
Fixed asset suppliers	497,736,066	310,118,957
Accounts payable to employees	18,131,815	22,693,009
Other	63,842,045	49,562,622
	1,372,302,781	1,108,882,163

37           Accrued expenses

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Supplies and external services	255,597,326	256,280,710
Interest expense (i)	154,308,452	188,695,831
Vacation pay and bonuses	107,776,432	107,293,868
Discounts to clients	47,812,293	53,500,672
Other (ii)	81,662,243	35,279,847
	647,156,746	641,050,928

(i) As at 31 December 2008 and 2007, this caption included (a) Euro 20.9 million and Euro 44.7 million (Note 42), respectively, related to the interest component of the exchange rate and interest rate derivatives contracted by Vivo, and (b) Euro 8.5 million and Euro 13.7 million (Note 42), respectively, related to the fair value of interest rate and exchange rate derivatives held for trading by several Group companies. (ii) As at 31 December 2008, this caption included Euro 43.3 million related to the fair value of the exchange rate derivatives held for trading by Portugal Telecom (Note 42), which as at 31 December 2007 were classified as a non-current liability (Euro 46.5 million).

38           Deferred income

As at 31 December 2008 and 2007, this caption consists of:

Euro

	2008	2007
Advance billings
Pre-paid mobile traffic	134,612,099	129,267,962
Penalties imposed to customers relating to violations of contracts	53,073,933	45,031,350
Other advance billings	61,163,629	76,102,570
Other	56,543,078	35,654,585
	305,392,739	286,056,467

39           Provisions and adjustments

During the years 2008 and 2007, the movements in this caption were as follows:

Euro

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	367,779,073	5,760,673	105,316,822	(9,015,410)	(24,933,254)	(76,720,911)	368,186,993
For inventories (Note 27)	16,376,372	3 211 752	8,342,550	(2,653,526)	(1,028,321)	(618,206)	23,630,621
For investments (Note 31 and 32)	36,764,298	—	1,079,696	(93,755)	310 110	—	38,060,349
	420,919,743	8,972,425	114,739,068	(11,762,691)	(25,651,465)	(77,339,117)	429,877,963
Provisions for risks and costs
Litigation (Note 46)	69,484,102	1 981 604	33,764,180	(13,086,125)	(14,327,660)	(24,013,393)	53,802,708
Taxes	34,750,952	962	12,033,158	(1,044,095)	(2,317,855)	(5,923,758)	37,499,364
Other	130,938,520	2 696 523	10,162,761	(7,547,741)	(11,227,385)	5,049,252	130,071,930
	235,173,574	4,679,089	55,960,099	(21,677,961)	(27,872,900)	(24,887,899)	221,374,002
	656,093,317	13,651,514	170,699,167	(33,440,652)	(53,524,365)	(102,227,016)	651,251,965

Euro

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	424,611,862	(326,253)	(63,075,788)	104,873,101	(7,561,496)	7,458,925	(98,201,278)	367,779,073
For inventories (Note 27)	24,632,948	—	(7,555,757)	761,252	(1,981,787)	1,032,940	(513,224)	16,376,372
For investments (Note 31 and 32)	33,836,782	7 620 942	(3,076,928)	1,302,893	(903,796)	221 617	(2,237,212)	36,764,298
	483,081,592	7,294,689	(73,708,473)	106,937,246	(10,447,079)	8,713,482	(100,951,714)	420,919,743
Provisions for risks and costs
Litigation (Note 46)	52,386,942	—	(137,000)	40,991,892	(2,210,664)	3,925,349	(25,472,417)	69,484,102
Taxes	43,655,078	(22 689)	(6,423,765)	10,871,672	(13,464,072)	1,436,574	(1,301,846)	34,750,952
Other	111,743,038	(773 190)	(5,843,708)	9,908,852	(379,335)	3,586,804	12,696,059	130,938,520
	207,785,058	(795,879)	(12,404,473)	61,772,416	(16,054,071)	8,948,727	(14,078,204)	235,173,574
	690,866,650	6,498,810	(86,112,946)	168,709,662	(26,501,150)	17,662,209	(115,029,918)	656,093,317

The changes in the consolidation perimeter in 2008 correspond to the impact of the consolidation of Telemig in 1 April 2008, including provisions for risks and costs amounting to Euro 4,679,089 (Note 2).

In 2007, the changes in the consolidation perimeter are mainly related to the sales of TV Cabo Macau and Lea Louise, while discontinued operations are related to PT Multimedia, following the approval of the spin-off of this business at the Annual General Meeting of Portugal Telecom held on 27 April 2007, which was concluded on 7 November 2007.

As at 31 December 2008 and 2007, the caption “Provisions for risks and costs” was classified in the balance sheet in accordance with the expected settlement date, as follows:

Euro

	2008	2007
Current provisions
Litigation (Note 46.2)	35,788,673	41,120,207
Taxes (Note 46.3)	28,192,958	27,326,736
Other	60,585,945	54,893,257
	124,567,576	123,340,200
Non-current provisions
Litigation (Note 46.2)	18,014,035	28,363,895
Taxes (Note 46.3)	9,306,406	7,424,216
Other	69,485,985	76,045,263
	96,806,426	111,833,374
	221,374,002	235,173,574

As at 31 December 2008 and 2007, the caption “Provisions for risks and costs – Other”, consists of:

Euro

	2008	2007
Asset retirement obligation (Note 3.g)	63,763,188	71,211,681
Customer retention programs (i)	52,353,495	48,381,701
Negative financial investments (Note 31) (ii)	4,484,583	3,634,576
Other	9,470,664	7,710,562
	130,071,930	130,938,520

(i) This provision was recognised by TMN and Vivo to settle future liabilities relating to customer retention programmes. (ii) This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Notes 2.a).

The increases in provisions and adjustments in 2008 and 2007 were recognised in the income statement as follows:

Euro

	2008	2007
Provisions and adjustments	151,748,412	150,849,660
Income taxes (Notes 19 and 28)	7,979,930	9,430,412
Costs of products sold (Note 11)	7,385,304	197,841
Equity in losses of affiliated companies	1,703,237	5,997,142
Other	1,882,284	2,234,607
	170,699,167	168,709,662

The decreases in these captions in 2008 and 2007 were recognised in the income statement as follows:

Euro

	2008	2007
Provisions and adjustments	28,666,131	22,913,191
Costs of products sold (Note 11)	2,611,552	1,957,157
Equity in earnings of affiliated companies	1,586,685	892,076
Income taxes (Notes 19 and 28)	424,089	622 021
Other	152,195	116,705
	33,440,652	26,501,150

In 2008 and 2007, the profit and loss caption “Provisions and adjustments” consists of:

Euro

	2008	2007
Increases in provisions and adjustments for doubtful receivables and other	151,748,412	150,849,660
Decreases in provisions and adjustments for doubtful receivables and other	(28,666,131)	(22,913,191)
Direct write-off of accounts receivable	4,867,075	2,986,716
Collections from accounts receivable which were previously written-off	(3,110,264)	(3,889,466)
	124,839,092	127,033,719

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates mainly to the write-off of balances previously fully provided for.

In the caption of “Provisions for risks and costs – Litigation”, the reductions in column “Other” in 2008 and 2007 are primarily related to the unfavorable resolution of certain legal actions against Vivo.

40           Other current and non-current liabilities

As at 31 December 2008 and 2007, these captions consist of:

Euro

	2008	2007
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	55,479,811	35,324,314
Dividends payable (i)	13,158,426	5,680,966
Other (ii)	38,382,208	26,303,667
	107,020,445	67,308,947
Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	441,821,002	470,140,303
Fair value of derivative financial instruments (Note 42)	3,555,907	47,808,141
Other (iii)	43,386,523	5,237,165
	488,763,432	523,185,609

(i) This caption is mainly related to unpaid dividends attributed by Brasilcel’s subsidiaries. (ii) As at 31 December 2008 and 2007, this caption includes primarily an account payable to the shareholders of the subsidiaries of Brasilcel in connection with reverse stock splits undertaken in previous years. According to these transactions, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which will be reduced to the extent the former shareholders request those amounts. The increase in this caption is primarily related to the consolidation of Telemig. (iii) This caption includes primarily accrued expenses related to interest and other financial expenses in connection with certain loans obtained by Vivo, which are payable in more than 12 months.

41           Shareholders’ Equity

During 2007 and 2008, the movements in this caption were as follows:

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Total equity excluding interests
Balance as at 31 December 2006	395,099,775	(187,612,393)	82,706,881	—	1,965,055,467	2,255,249,730
Share capital increase	79,019,955	—	(79,019,955)	—	—	—
Share capital reduction	(440,254,035)	—	—	—	440,254,035	—
Acquisition of treasury shares, through equity swaps (Note 41.2)	—	(607,692,439)	—	—	—	(607,692,439)
Acquisition of treasury shares (Note 41.2)	—	(1,050,271,924)	—	1,050,271,924	(1,050,271,924)	(1,050,271,924)
Cancellation of treasury shares (Note 41.2)	(3,091,695)	1,050,271,924	—	(1,047,180,229)	—	—
Cash settlement of equity swaps over treasury shares (Note 41.2)	—	472,125,919	—	—	—	472,125,919
Dividends paid (Notes 22 and 44.i)	—	—	—	—	(516,506,816)	(516,506,816)
Spin-off of PT Multimédia (Note 20)	—	—	—	—	(405,328,608)	(405,328,608)
Equity component of exchangeable bonds (Note 35)	—	—	—	—	57,145,442	57,145,442
Earnings allocated to the legal reserve	—	—	3,086,213	—	(3,086,213)	—
Income recognized directly in equity	—	—	—	—	391,640,857	391,640,857
Income recognized in the income statement	—	—	—	—	741,859,736	741,859,736
Balance as at 31 December 2007	30,774,000	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897
Acquisition of treasury shares, through equity swaps (Note 41.2)	—	(904,638,532)	—	—	—	(904,638,532)
Reserve for treasury shares	—	—	—	1,049,745,618	(1,049,745,618)	—
Cancellation of treasury shares in March (Notes 41.1 and 41.2)	(2,496,145)	711,917,017	—	(709,420,872)	—	—
Cancellation of treasury shares in December (Notes 41.1 and 41.2)	(1,382,480)	337,828,601	—	(336,446,121)	—	—
Dividends paid (Notes 22 and 44.i)	—	—	—	—	(533,200,884)	(533,200,884)
Revaluation of tangible assets (Note 41.5)	—	—	—	—	790,686,788	790,686,788
Net losses recognized directly in equity	—	—	—	—	(1,036,971,359)	(1,036,971,359)
Income recognized in the income statement	—	—	—	—	581,512,476	581,512,476
Balance as at 31 December 2008	26,895,375	(178,071,827)	6,773,139	6,970,320	373,043,379	235,610,386

41.1                         Share capital

As approved at the Annual General Meeting held on 27 April 2007, Portugal Telecom has completed on 22 May 2007 its share capital increase of Euro 79,019,955, through the incorporation of legal reserve, and its share capital reduction of Euro 440,254,035, for the release of excess capital through the creation of free reserves in the same amount.

As approved at the Shareholders’ Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme (Note 41.2):

•                  On 20 December 2007 Portugal Telecom reduced its share capital in the amount of Euro 3,091,695 through the cancellation of 103,056,500 treasury shares with a notional amount of Euro 1,050,271,924.

•                  On 24 March 2008 Portugal Telecom reduced its share capital in the amount of Euro 2,496,145 through the cancellation of 83,204,823 treasury shares with a notional amount of Euro 711,917,017.

•                  On 10 December 2008 Portugal Telecom reduced its share capital in the amount of Euro 1,382,480 through the cancellation of 46,082,677 treasury shares with a notional amount of Euro 337,828,601.

As a result of the operations mentioned above, Portugal Telecom’s fully subscribed and paid share capital as at 31 December 2008, amounted to Euro 26,895,375 and was represented by 896,512,500 shares, with a nominal value of three cents each with the following distribution:.

•                  896,512,000 ordinary shares; and

•                  500 Class A shares.

The following matters may not be approved in a General Shareholders’ Meeting against the majority of the votes corresponding to Class A shares:

•                  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities to those of the companies within a dominant relation with Portugal Telecom;

•                  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;

•                  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;

•                  The passing of resolutions on the application of the financial year results, in the case of dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;

•                  Election of the Board of the General Shareholders’ Meeting;

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior General Shareholders’ Meeting authorization, the passing of resolutions on the respective acquisitions and sales;

•                  Moving the Company’s registered offices within the municipality of Lisbon or to a neighbouring municipality.

In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the approval of a majority of the votes of the Class A shares.

41.2        Treasury shares

As at 31 December 2008 and 2007, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 35).

During 2007 and 2008, the movements in these captions were as follows:

Euro

	Number of shares	Nominal value	Premiums and discounts	Carrying value (Note 35)	Carrying value per share
Balance as at 31 December 2006	20,640,000	7,224,000	180,388,393	187,612,393	9.09
Equity swaps over treasury shares (i)	63,412,972	1,902,389	605,790,050	607,692,439
Acquisitions of treasury shares (Note 41.1)	103,056,500	3,091,695	1,047,180,229	1,050,271,924
Cancellation of trasury shares (Note 41.1)	(103,056,500)	(3,091,695)	(1,047,180,229)	(1,050,271,924)
Cash settlement of equity swaps over treasury shares (ii)	(48,810,043)	(1,464,301)	(470,661,618)	(472,125,919)
Change in the nominal value of each share	—	(6,604,800)	6,604,800	—
Balance as at 31 December 2007	35,242,929	1,057,288	322,121,625	323,178,913	9.17
Acquisition through equity swaps over treasury shares	114,684,571	3,440,537	901,197,995	904,638,532
Cancellation of treasury shares (Note 41.1)	(83,204,823)	(2,496,145)	(709,420,872)	(711,917,017)
Cancellation of treasury shares (Note 41.1)	(46,082,677)	(1,382,480)	(336,446,121)	(337,828,601)
Balance as at 31 December 2008	20,640,000	619,200	177,452,627	178,071,827	8.63

(i) This caption is net of an amount of Euro 28.5 million related the reset of equity swaps over 20,640,000 of its own shares, since Portugal Telecom gave up the right to the dividends related to the spin-off of PT Multimedia attributable to the shares of the equity swaps. (ii) During 2007, equity swaps over 48,810,043 of its own shares were cash settled, having Portugal Telecom received an amount of Euro 32,188,194 (Note 17) resulting from the difference between the exercise price and the market price of Portugal Telecom’s shares as of the dates of the financial settlement.

41.3                           Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of the legal reserve amounting to Euro 79,019,955 was used in the share capital increase effective on 22 May 2007. As at 31 December 2008, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

41.4                           Reserve for treasury shares

The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2008, this reserve was related to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008, as described above.

41.5         Other reserves and accumulated earnings

As at 31 December 2008 and 2007, this caption consisted of:

Euro

	2007	2008
Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1 and 9.2)	(1,960,169,943)	(1,365,360,771)
Cumulative foreign currency translation adjustments and other (i)	240,750,206	839,593,851
Hedge accounting of financial instruments	(1,899,997)	(617,041)
	(1,721,319,734)	(526,383,961)
Tax effect	520,153,359	362,188,945
	(1,201,166,375)	(164,195,016)
Reserves recognized directly in equity
Revaluation reserves of tangible assets (Nota 34)	1,075,033,022	—
Tax effect	(284,346,234)	—
	790,686,788	—
Total income, expenses and reserves recognized directly in equity	(410,479,587)	(164,195,016)
Retained earnings and other reserves	202,010,490	1,043,097,256
Net income attributable to equity holders of the parent	581,512,476	741,859,736
	373,043,379	1,620,761,976

(i) This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is primarily related to Portugal Telecom’s investment in Brazil, whose positive accumulated currency translation adjustments amounted to Euro 291 million as at 31 December 2008, mainly related to the investment in Vivo. This effect was partially offset by negative accumulated currency translation adjustments related to Portugal Telecom’s investments exposed to the US Dollar currency, namely Unitel, MTC and Timor Telecom.

42                                  Financial instruments

42.1                           Financial risks

Portugal Telecom is primarily exposed to (i) market risks related mainly to changes in foreign currency exchange rates and in interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to a lower level. Portugal Telecom enters into derivative financial instruments to manage its risk exposure to changes in interest rates and foreign currency exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis in order to assess the economic and financial implications of different scenarios.

Foreign currency exchange rate

Foreign currency exchange rate risks are mainly related to our investments in Brazil and other foreign countries, and to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

As at 31 December 2008, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,657 million (Euro 2,361 million at the Euro/Real exchange rate as at 31 December 2008), of which more than approximately 90% is related to our investment in Vivo.

The Group is also exposed to foreign currency exchange-rate risks related to debt denominated in foreign currencies different from the Group companies’ functional currencies. As at 31 December 2008, these risks were basically related to:

•             Debt denominated in US Dollars contracted by Portugal Telecom amounting to US$ 32 million (Euro 23 million), for which Portugal Telecom has contracted an exchange and interest rate derivative;

•             Debt denominated in US Dollars contracted by Vivo amounting to US$ 257 million (Euro 184 million), for which Vivo has contracted exchange and interest rate derivatives, which hedged 100% of the debt at that date;

•             Debt denominated in Japanese Yens contracted by Vivo amounting to ¥ 25,795 million (Euro 204 million), for which Vivo has contracted exchange rate and interest rate derivatives, which hedged 100% of the debt at that date;

•             An exchange rate derivative contracted by Portugal Telecom with a notional of US$ 218 million (put) and Euro 200 million (call), which is classified as a financial instrument held for trading, since it does not comply with the requirements to account for as a hedge financial instrument (Note 42.2).

The effects of hypothetical changes of relevant risk variables on income statement and shareholders’ equity of Portugal Telecom are as follows:

•             The impact of the appreciation (devaluation) of the Euro/Real exchange rate by 0.1, from 3.24 to 3.14 (3.34), would be an increase (decrease) in Portugal Telecom’s net assets as at 31 December 2008 by approximately Euro 75 million (Euro 71 million);

•             The impact of the US Dollar appreciation (devaluation) against the Euro by 0.1 from 1.39 to 1.29 (1.49) in Portugal Telecom’s held for trading exchange rate derivative mentioned above, would be a decrease (increase) in net financial expenses amounting to approximately Euro 11 million (Euro 10 million);

•             Most of non-derivative financial assets and liabilities (cash and cash equivalents, trade receivables and payables, and debt) are denominated in the functional currency either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

Interest rate

Interest rate risks basically impact our financial expenses on the floating interest rate debt. Portugal Telecom is exposed to these risks primarily in the Euro zone and in Brazil. With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

As at 31 December 2008, 60.7% of the Company’s debt was, directly or indirectly through the use of interest rate derivatives, set in fixed rates, while the remaining 39.3% is exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the year ended 31 December 2008, net interest expenses would have been higher (lower) by an amount of approximately Euro 13 million (Euro 13 million).

The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal is to hedge currency or interest rate risk. If the relevant market interest rates had been higher (lower) by 1% during the year ended 31 December 2008, interest expenses net of interest income in respect of these instruments would have been higher (lower) by an amount of approximately Euro 1 million (Euro 1 million).

Interest rate risks also results from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

Credit risk

Credit risk is mainly related to the risk that a third party fails on its contractual obligations resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations are basically related to outstanding receivables from services rendered to our customers (Notes 25 and 26). These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables of each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute these adjustments is based on these risks.

The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas.

Adjustments for accounts receivable are computed taking into consideration primarily: (a) the risk profile of the customer, whether it’s a corporate customer, a residential customer or a telecommunications operator; (b) the aging of the receivables, which differs from business to business; (c) the financial condition of the customers; and (d) the market risk where the customer is located.

The movement of these adjustments for the year ended 31 December 2008 and 2007 is disclosed in Note 39. As at 31 December 2008, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 39.

As at 31 December 2008, the Group’s accounts receivables not adjusted for which were already due with maturities above one hundred and eighty days amounted to approximately Euro 153 million.

Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Liquidity risks

These risks may occur if the sources of funding, including, cash balances, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom believes that is able to meet its obligations.

In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2008, the amount of available cash, excluding cash from the international operations, plus the undrawn amount of Portugal Telecom’s underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom’s committed standby facilities amounted to Euro 2,119 million. As at 31 December 2008, Vivo had cash amounting to Euro 418 million. The average maturity of Portugal Telecom’s net debt as at 31 December 2008 is 4.9 years.

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and the maximizing of the return to shareholders. The capital structure of the Group includes debt (Note 35), cash and cash equivalents, short-term investments (Note 24) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 41). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

As at 31 December 2008, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity increased to 82.4%, from 67.8% as at 31 December 2007. The equity plus long-term debt to total assets ratio increased from 41.1% to 53.4% as at 31 December 2008.

The main contractual obligations are those related to indebtedness (Note 35) and related interest, post retirement benefits payments, operating leases (Note 13) and unconditional purchase obligations. The following table presents Portugal Telecom’s expected contractual obligations and commercial commitments as at 31 December 2008, on a consolidated basis:

Euro

	Total	2009	2010	2011	2012	2013	More than five years
Indebtedness (i)	6,695.9	2,254.7	455.6	235.1	1,334.2	210.4	2,206.0
Interest on indebtedness (ii)	1,656.0	355.1	240.1	217.3	199.7	144.6	499.3
Post retirement benefits payments (iii)	3,842.0	336.3	382.7	267.4	252.1	237.1	2,366.4
Operating lease obligations	703.4	138.3	78.1	70.6	65.7	62.7	287.8
Unconditional financial commitments (iv)	375.2	304.0	23.8	23.8	23.8	—	—
Total contractual obligations	13,272.5	3,388.3	1,180.2	814.2	1,875.4	654.8	5,359.5

(i) This caption includes Euro 649 million related to commercial paper with maturity in 2009. The Company expects to renew all the existing commercial paper programmes. (ii) Portugal Telecom’s expected obligations related to interest on indebtedness are based on the Company’s indebtedness as at 31 December 2008 and on its assumptions regarding interest rates on its floating rate debt, and therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. (iii) These amounts correspond to the undiscounted payments to be made by Portugal Telecom related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, we have assumed a linear contribution over the coming years. The total amount differs from the net accrued post retirement liability recognized in the consolidated balance sheet primarily because this amount is related to the discounted unfunded obligations. (iv) As described in Note 43, unconditional purchase obligations are generally related to (a) contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments), and (b) the remaining commitments related to the TMN’s UMTS license amounting to Euro 95 million (Note 43).

Portugal Telecom has also committed to pay a dividend of Euro 57.5 cents in 2009 relating to fiscal year 2008, in connection with the announced shareholder remuneration package. The payment of these dividends is subject to approval at the Annual General Meeting of 27 March 2009. Considering the outstanding shares as at 31 December 2008, adjusted for the 20.6 million treasury shares recognised in the balance sheet, these dividends amount to Euro 504 million.

42.2                           Derivative financial instruments

Equity derivatives

Portugal Telecom had contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimedia, representing 9.9% of its share capital, which were recorded on the balance sheet at fair value through profit and loss. During the first half of 2007, a gain amounting to Euro 77,428,725 (Note 7.d) was recorded in connection with the change in fair value of these equity swaps up to May 2007, when these equity swaps were cash settled, and as a result Portugal Telecom has received an amount of Euro 94,477,028 (Note 44.f).

Hedging financial instruments

Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2008 and 2007, the following financial instruments were classified as cash flow and fair value hedges (amounts in millions of euros, including 100% of Vivo’s financial instruments):

31 Dec 2008				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	34.3	EUR Interest rate swaps	2.9	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Vivo	368.6	Currency swaps USD/BRL	4.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	409.0	Currency swaps JPY/BRL	0.4	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2007				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	72.3	EUR Interest rate swaps	4.1	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	28.9	Currency swaps EUR/USD	4.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	15.2	Currency swaps EUR/BRL	0.1	Eliminate the risk of exchange rate fluctuations in loans
Vivo	247.5	Currency swaps USD/BRL	2.2	Eliminate the risk of exchange rate fluctuations in loans
Vivo	400.6	Currency swaps JPY/BRL	0.7	Eliminate the risk of exchange rate fluctuations in loans

Financial instruments held for trading

As at 31 December 2008 and 2007, Portugal Telecom had contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (amounts in millions of euros, including 100% of Vivo’s financial instruments):

31 Dec 2008	Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	44.4	EUR Call / USD Put	4.0	Previous cash flow hedges
Portugal Telecom	22.9	Currency swaps EUR/USD	3.0	Eliminate the risk of exchange rate fluctuations in loans
Portugal Telecom	200.0	EUR Call / USD Put	0.3	Restructure of previous derivative financial instruments
Cabo Verde Telecom	0.4	Currency swap EUR/USD	0.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	1.8	Currency swaps USD/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	103.3	BRL Interest rate swaps	1.0	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	13.2	Currency swaps USD/BRL	1.5	Eliminate the risk of exchange rate fluctuations in loans Company

31 Dec 2007	Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	27.4	EUR interest rate swaps	4.7	Previous cash flow hedges
Portugal Telecom	200.0	EUR Call / USD Put	1.3	Restructure of previous derivative financial instruments
Cabo Verde Telecom	1.2	Currency swap EUR/USD	1.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	3.3	Currency swaps USD/BRL	1.3	Eliminate the risk of exchange rate fluctuations in loans
Vivo	42.4	BRL Interest rate swaps	2.1	Hedge changes in fair value of loans due to changes inbenchmark interest rate
Vivo	422.8	BRL Interest rate swaps	0.1	Eliminate the risk of interest rate fluctuations in loans
Vivo	35.6	USD Interest rate swaps	0.5	Eliminate the risk of interest rate fluctuations in loans
Mobitel	17.2	Currency swaps USD/BRL	2.4	Eliminate the risk of exchange rate fluctuations in loans

Fair value of financial instruments

The movement in the fair value of derivatives during 2008 and 2007 was as follows (amounts in millions of euros):

Euro million

						Foreign currency
		Change in				translation
	Balance	consolidation	Fair value adjustment		Additions	adjustments	Balance
	31 Dec 2007	perimeter	Income	Reserves	and settlements	and other	31 Dec 2008
Fair value hedges
Exchange rate and interest rate (i)	(83.2)	(17.8)	94.0	—	99.8	(13.1)	79.7
Derivatives held for trading
Exchange rate (ii)	(46.5)	—	3.2	—	—	—	(43.3)
Exchange rate and interest rate	(24.5)	—	4.7	—	4.5	(0.7)	(16.0)
Interest rate	0.8	—	0.4	—	—	(1.6)	(0.3)
Cash flow hedges
Interest rate	(0.6)	—	0.0	(1.3)	(0.2)	1.0	(1.0)
	(154.1)	(17.8)	102.5	(1.3)	104.1	(14.3)	19.1

Euro million

					Foreign currency
					translation
	Balance	Fair value adjustment		Additions	adjustments	Balance
	31 Dec 2006	Income	Reserves	and settlements	and other	31 Dec 2007
Fair value hedges
Exchange rate and interest rate	(94.1)	(97.4)	—	103.2	(5.7)	(94.0)
Derivatives held for trading
Exchange rate	(35.0)	(11.5)	—	—	—	(46.5)
Exchange rate and interest rate	(11.2)	(1.7)	—	2.2	(3.0)	(13.7)
Interest rate	(7.4)	(0.2)	—	8.2	0.1	0.8
Equity swaps over PT Multimedia shares (Notes 7.d and 44.f)	17.0	77.4	—	(94.5)	—	—
Cash flow hedges
Interest rate (Note 41.5)	4.0	8.3	(4.6)	(8.3)	—	(0.6)
	(126.7)	(25.1)	(4.6)	10.9	(8.6)	(154.1)

(i) AS at 31 December 2008, these derivatives were recorded by Vivo and have an average maturity of 1.1 years. (ii) This liability has a maturity of 0.3 years.

In 2008 and 2007, the fair value adjustments related to derivatives were recorded in the following income statement captions (amounts in millions of euros):

Euro million

	2008				2007
			Net losses /			Net foreign	Net losses /
		Net foreign	(gains) on			currency	(gains) on
		currency	finantial			exchange	fanantial
	Net interest	exchange	assets		Net interest	losses /	assets
	expense	losses / (gains)	(Note 17)	Total	expense	(gains)	(Note 17)	Total
Fair value hedges
Interest rate and exchange rate	35.2	(125.6)	(3.6)	(94.0)	42.8	54.6	—	97.4
Derivatives held for trading
Exchange rate	—	—	(3.2)	(3.2)	—	—	11.5	11.5
Exchange rate and interest rate	—	(2.4)	(2.3)	(4.7)	—	3.8	(2.1)	1.7
Interest rate	—	—	(0.4)	(0.4)	—	—	0.2	0.2
Equity swaps over PT Multimedia shares (Note 7.d)	—	—	—	—	—	—	(77.4)	(77.4)
Cash flow hedges
Interest rate	(0.2)	—	0.2	(0.0)	(8.3)	—	—	(8.3)
	35.0	(128.1)	(9.4)	(102.5)	34.6	58.4	(67.8)	25.1

As at 31 December 2008, the derivatives contracted by the Company recognized at fair value were recorded in the following balance sheet captions (amounts in millions of euros):

Euro million

	Assets	Liabilities
	Short term investments	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total
Fair value hedges
Exchange rate and interest rate	—	100.7	(20.9)	—	79.7
Derivatives held for trading
Exchange rate	—	—	(43.3)	—	(43.3)
Exchange rate and interest rate	—	(7.5)	(8.5)	—	(16.0)
Interest rate	2.2	—	—	(2.5)	(0.3)
Cash flow hedges
Interest rate	—	—	—	(1.0)	(1.0)
	2.2	93.1	(72.7)	(3.6)	19.1

As at 31 December 2007, the derivatives contracted by the Company recognized at fair value were recorded in the following balance sheet captions (amounts in millions of euros):

Euro million

	Assets	Liabilities
	Short term investments	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total
Fair value hedges
Exchange rate and interest rate	—	(49.3)	(44.7)	—	(94.0)
Derivatives held for trading
Exchange rate	—	—	—	(46.5)	(46.5)
Exchange rate and interest rate	—	—	(13.7)	—	(13.7)
Interest rate	1.5	—	—	(0.7)	0.8
Cash flow hedges
Interest rate	—	—	—	(0.6)	(0.6)
	1.5	(49.3)	(58.4)	(47.8)	(154.1)

42.3                 Other disclosures on financial instruments

The carrying amounts of each of the following categories, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Euro million

Caption	2008	2007
Financial assets carried at amortised cost
Cash and cash equivalents	1,010.7	664.6
Short-term investments (Note 24)	52.9	1,170.3
Accounts receivable – trade (Note 25)	1,248.0	1,308.7
Accounts receivable – other (i)	190.2	101.7
Other current and non-current assets – QTE transactions (Note 30)	497.3	505.5
Investments in group companies – loans (Note 31)	98.6	95.2
	3,097.7	3,846.0
Derivatives designated and effective as hedging instruments carried at fair value
Other non-current assets/(liabilities) – interest rate derivatives – cash flow hedges (Note 42.2)	(1.0)	(0.6)
Bank loans – exchange and interest rate derivatives – fair value hedges (Note 42.2) (ii)	93.1	(49.3)
Accrued expenses – exchange and interest rate derivatives – fair value hedges (Note 42.2)	(20.9)	(44.7)
	71.2	(94.6)
Financial liabilities carried at amortised cost
Debt – exchangeable bonds (Note 35)	697.3	689.4
Debt – bonds (Note 35)	3,284.1	3,158.0
Debt – bank loans (ii)	1,612.1	1,322.9
Debt – other loans (Note 35)	807.9	324.0
Debt – UMTS license (Note 35)	79.4	200.6
Debt – equity swaps on treasury shares (Note 35)	178.1	323.2
Accounts payable (Note 36)	1,372.3	1,108.9
Accrued expenses	574.4	582.7
Other current liabilities	51.5	32.0
	8,657.1	7,741.5
Derivatives held for trading
Accrued expenses – Exchange rate and interest rate derivatives (Note 42.2)	8.5	13.7
Accrued expenses – Exchange rate derivatives (Note 42.2)	43.3	—
Other non-current liabilities – Exchange rate derivatives (Note 42.2)	(0.0)	46.5
Other non-current liabilities – Interest rate derivatives (Note 42.2)	2.5	0.7
	54.4	60.9
Financial liabilities recorded according to IAS 17
Debt – finance leases (Note 35)	130.2	149.5
Other current and non-current liabilities – QTE transactions (Note 40)	497.3	505.5
	627.5	654.9

(i) The balance sheet caption “Accounts receivable — other” includes certain assets, such as trial deposits, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption. (ii) Total bank loans include its notional amounts which were carried at amortised cost and the fair value of certain exchange and interest rate derivatives.

Except for debt, whose fair value is disclosed in Note 35, for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of derivatives of domestic businesses is based on external valuations, while the fair value of derivatives of Vivo is based on internal valuations computed based on the discounted cash flows method.

43           Guarantees and financial commitments

As at 31 December 2008, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro

Bank guarantees and other guarantees given to Tax Authorities	42,553,223
Bank guarantees given to Portuguese courts for outstanding litigation	1,650,295
Bank guarantees given to other entities
On behalf of TMN	18,865,689
On behalf of PT Comunicações	15,242,400
Other bank guarantees	14,169,591
48,277,680
Comfort letters given to other entities	2,298,626

Bank guarantees given on behalf of TMN include guarantees presented to ANACOM related to TMN’s obligations under the UMTS license acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were presented to Municipal Authorities and are mainly related to the payment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way.

As at 31 December 2008, the Company had also assumed the following financial commitments, in addition to those recorded in the financial statements:

(a) In June 2006, Médi Télécom entered into a medium and long-term contract with a consortium of Moroccan banks, for a total amount of Euro 544 million. The funds raised were used to repay all the medium and long term debt, denominated in foreign currencies, previously issued under loan contracts entered into with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale.

As was the case under the loans repaid, under the provisions of the new loan agreements, Médi Télécom is required to attain certain financial performance levels. In accordance with the financing transaction, the major shareholders of Médi Télécom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Móviles España (32.18%) and Banque Marocaine du Commerce Extérieur (17.59%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Télécom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. On October 2006, the other shareholders of Médi Télécom also signed the Shareholders Support Deed.

Under this agreement, these parties committed to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt, and ends as soon as Médi Télécom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 31 December 2008, following the renegociation of the Shareholders Support Deed during 2007, the maximum liability to Portugal Telecom amounts to Euro 54 million, which is proportional to its stake in Médi Télécom.

(b) Under the purchase agreement for the UMTS license, TMN has committed to make contributions of Euro 95 million (Note 42.1) for the development of the information society in Portugal during the period through the maturity of the license.

(c) In 2008 and within the scope of the UMTS committements, TMN and the Portuguese government signed a memorandum of understanding relating to an initiative for elementary schools, named “e-escolinhas”, which is similar to the previous initiative e-escolas. As at 31 December 2008, the terms and conditions of TMN obligations were not reliably estimated, and therefore no liability was recognized.

(d) As at 31 December 2008, the Group had assumed purchase commitments to suppliers amounting to Euro 280 million, essentially related to equipment.

As at 31 December 2008, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 35), were as follows:

Euro

Guarantees in favor of European Investment Bank	175,714,286
Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	3,294,254

Under the cross-border lease transactions entered into by TMN and PT Comunicações, the Company has agreed with financial institutions to issue letters of credit for the benefit of the trustee. As at 31 December 2008, the total drawing amount under these letters of credit is US$67,831,425, equivalent to Euro 48,739,976 at the exchange rate prevailing at year end.

As at 31 December 2008, Portugal Telecom had bank deposits amounting to Euro 13 million, the use of which was restricted due to the cross-border lease transactions entered into by the Group (Note 34). As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal proceedings that amounted to Euro 20 million and Euro 14 million, respectively (corresponding to the 50% share of Portugal Telecom).

44        Statement of cash flows

(a) The increase in payments related to income taxes is primarily explained by the full utilization of tax losses carriedforward from Portugal Telecom’s tax consolidation group at the end of 2006, leading to lower payments on account made in 2007 as compared to 2008, and also to higher payments at Vivo in connection with the improvement in its results.

(b) The caption “Payments relating to indirect taxes and other” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes” (Note 14), and also payments and collections of Value-Added Tax in Portugal.

(c) These captions include basically cash payments from new short term financial applications entered into and cash receipts from the short term applications matured. Net cash receipts increased to Euro 1,117,360,042 in 2008, as compared to Euro 364,940,527 in 2007, because the maturity of most of these applications was reached they were converted into cash and cash equivalents (Note 24), which also explains the lower levels of cash receipts and payments in 2008 related to short term financial applications.

(d) During the years ended 31 December 2008 and 2007, cash receipts resulting from financial investments were as follows:

Euro

	2008	2007
Banco BEST (Note 31)	16,000,000	—
Africatel (Note 17)	13,426,862	116,999,817
BES (Note 17)	—	110,318,600
Telefónica (Note 17)	—	5,107,941
TV Cabo Macau	—	3,108,957
Directel Macau	—	1,209,122
Other	2,954,086	2,902,469
	32,380,948	239,646,906

(e) During the years ended 31 December 2008 and 2007, cash receipts resulting from dividends were as follows:

Euro

	2008	2007
CTM	15,912,135	16,222,842
Páginas Amarelas	2,008,000	2,434,000
Unitel (i)	—	72,949,311
Banco Espírito Santo	—	2,632,000
Other	1,255,472	561,767
	19,175,607	94,799,920

(i) In 2007, this caption includes the dividends received from Unitel related to its earnings of 2006 and 2005 amounting to Euro 46 million (Note 26) and Euro 27 million, respectively. Dividends related to the earnings of 2007 amounting to US$ 80 million (Note 26) were received in January 2009.

(f) In 2007, the caption “Cash receipts resulting from other investing activities” includes mainly Euro 94,477,028 related to the cash settlement of equity swaps over shares of PT Multimedia (Note 42) and Euro 32,188,194 related to the cash settlement of equity swaps over Portugal Telecom’s treasury shares (Note 17).

(g) During the years ended 31 December 2008 and 2007, payments resulting from financial investments were as follows:

Euro

	2008	2007
Telemig (i)	346,203,049	—
Siresp	1,195,810	1,466,516
Other	1,201,984	1,876,021
	348,600,843	3,342,537

(i) This caption includes a total amount of Euro 517,006,925 (Note 2) related to the acquisition of Telemig, net of an amount of Euro 170,803,876 (Note 2) related to the cash and cash equivalents of Telemig as at 1 April 2008, the date on which this company was included for the first time in the consolidation perimeter.

(h) These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In 2008, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 790,191,787, and included primarily: (i) Euro 200 million and Euro 50 million related to the floating rate notes issued by PT Finance during 2008 (Note 35); (ii) Euro 324,937,659 related to the increase in the commercial paper outstanding at year-end; and (iii) Euro 227,247,163 (Note 35) related to the loaned obtained by Vivo from Anatel related to the 3G licenses acquired in April 2008.

In 2007, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 223,459,521.

The increase in the level of cash receipts and payments in 2008 is primarily explained by a higher level of commercial paper outstanding during the year, which led to higher cash receipts from loans obtained and higher cash payments from loans repaid.

(i) During the years ended 31 December 2008 and 2007, the Group payments regarding dividends were as follows:

Euro

	2008	2007
Portugal Telecom (Notes 22 and 41)	533,200,884	516,506,816
MTC	18,607,326	12,275,947
Cabo Verde Telecom	10,166,333	7,519,738
Vivo	8,728,728	—
Africatel	—	11,225,634
Other	3,910,662	5,198,833
	574,613,933	552,726,968

(j) During the years ended 31 December 2008 and 2007, the caption “Other payments resulting from financing activities” includes respectively Euro 37 million and Euro 43 million related to payments made by Vivo in connection with exchange rate derivatives.

45        Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 December 2008 and 2007 and transactions occurred during 2008 and 2007 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom in Vivo) are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted (Note 31)
Company	2008	2007	2008	2007	2008	2007
Vivo	20,274,591	23,466,477	584,750	92,701	—	—
Other international companies
Unitel (i)	70,408,010	7,559,522	5,535,356	2,708,033	—	339,651
Médi Télécom	6,759,993	6,850,319	928,306	1,604,300	75,592,524	72,112,464
Multitel	4,354,231	3,514,930	333,353	180,935	918,459	918,459
CTM	345,734	120,081	109,829	84,702	—	—
Other	2,368,170	2,899,320	710,472	2,758,448	76,444	72,269
Domestic companies
Páginas Amarelas	4,615,079	10,974,342	35,578,320	43,817,942	—	—
PT-ACS	5,235,755	1,618,869	1,031,713	341,132	—	—
Caixanet	1,090,811	3,233,842	—	—	—	—
Sportinveste Multimédia	639,844	320,422	—	—	35,318,668	35,318,668
Other	12,823,802	8,500,482	2,981,140	897,876	7,047,439	6,268,061
	128,916,020	69,058,606	47,793,239	52,486,069	118,953,534	115,029,572

(i) Accounts receivable from Unitel as at 31 December 2008 include dividends receivable of US$ 80 million (Note 26).

Euro

	Costs		Revenues		Interest charged
Company	2008	2007	2008	2007	2008	2007
Vivo	—	—	57,199,275	54,557,592	—	—
Other international companies
Unitel	10,871,577	8,176,711	13,452,814	13,743,098	26,076	25,598
Médi Télécom	5,990,222	8,759,660	11,727,778	10,288,272	3,107,028	2,878,902
CTM	134,814	176,371	1,315,254	344,010	—	—
Multitel	—	6,077	486,282	468,613	—	—
Other	2,146,008	2,143,628	1,483,067	2,293,004	36,331	49,171
Domestic companies
Páginas Amarelas	64,728,006	62,873,287	2,998,932	2,508,598	—	—
PT-ACS	4,117,431	5,852,155	591,055	577,805	—	—
Sportinveste Multimédia	1,208,172	950,233	240,153	331,263	319,746	260,884
Caixanet	144,811	506,036	11,099,463	9,654,715	—	—
Other	1,118,570	690,085	25,164,377	15,532,848	137,643	24,653
	90,459,611	90,134,243	125,758,450	110,299,818	3,626,824	3,239,208

The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies and jointly controlled entities are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

•                 Call center services rendered by Dedic to Vivo;

•                 Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’ telephone directories, as well as selling advertising space in the directories.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during 2008 and balances as at 31 December 2008 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

Company	Sales and services rendered by Portugal Telecom	Supplies and services provided to Portugal Telecom	Net interest received	Accounts receivable	Accounts\ payable
Caixa Geral de Depósitos	42,563,222	4,510,089	7,308,741	5,037,420	75,169
BES	33,085,864	23,359,485	12,220,834	3,142,192	191,053
Visabeira	32,135,065	75,061,755	—	13,627,490	15,625,543
Barclays	337,924	5,250	(12,482,202)	157,713	—
Controlinveste	98,847	2,589,100	—	119,381	—
BBVA	1,528,310	2,506,378	(7,577,297)	122,875	(83,494)
	109,749,232	108,032,057	(529,924)	22,207,071	15,808,271

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 31 December 2008, Telefónica held 10.0% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

c) Other

During the years ended 31 December 2008 and 2007, the remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro

	2008		2007
	Fixed	Variable	Fixed	Variable
Executive board members	2,880,269	3,336,953	4,039,271	9,173,300
Non-executive board members	1,323,867	—	991,284	—
Supervisory board	581,714	—	502,844	—
	4,785,850	3,336,953	5,533,399	9,173,300

Following the changes in corporate governance occurred in the second quarter of 2008, the chairman no longer has the function of Chief Executive Officer. During the third quarter of 2008, one executive board member left the company and no one was appointed to replace him. In addition, following the changes in corporate governance occurred in June 2007, there was a change in the composition of the supervisory board.

In 2007, the variable component of remunerations of the Executive Board, in addition to the performance plan remunerations, include extraordinary payments to board members, namely indemnities, termination payments, extraordinary bonus proposed by reference shareholders and approved by the Remunerations Committee, and hiring bonus. In 2007, indemnities amounted to approximately Euro 500 thousand.

During the years ended 31 December 2008 and 2007, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 7,621,652 and Euro 7,093,734, respectively, and variable remuneration amounted to Euro 3,521,633 and Euro 4,554,000, respectively.

Statement on remuneration policies for the Portugal Telecom Group

The fixed and variable remunerations of Portugal Telecom’s executive officers, as described under paragraph 3 of article 248-B of the Portuguese Securities Code, are determined within each operating company of the Group, through a compensation committee composed by four directors of Portugal Telecom and its Corporate Officer with responsibilities concerning Human Resources. As to the determination of the fixed remuneration, an internal harmonisation procedure has been carried out, taking into account each officer’s functions and the companies where such functions have been performed, and a benchmark with similar companies has also been done. Officers’ variable remunerations are determined by the above mentioned compensation committees of each operating subsidiary based on its results and taking into account both quantitative indicators, namely operational (such as ARPU, Churn and Net Adds) and financial (such as EBITDA, CAPEX and OPEX), and qualitative indicators (such as management and leadership), which are weighted as a whole together with the functions performed by the officer and the importance of each subsidiary within the Portugal Telecom Group.

In addition to the above mentioned remunerations, Executive Board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Portugal Telecom Group, and some of them are also entitled to post retirement benefits under the plans of PT Comunicações, as described in Note 9.

One of Portugal Telecom’s non-executive board members is managing director of “Heidrick & Struggles — Consultores de Gestão, Lda”, which during the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 2.0 million (excluding VAT).

46           Litigation

46.1         Regulatory authorities

a) Claims for municipal taxes and fees

Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession. The Portuguese Government has advised Portugal Telecom it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

In 1999, the municipality of Oporto filed a lawsuit claiming the payment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favor of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal is pending before the Administrative Central Court.

If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom does not expect that any further claims will be made against PT Comunicações, but Portugal Telecom cannot be certain about this.

Law 5/2004 of 10 February 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute.

Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because the Law 5/2004 is not applicable to the public municipality domain, as well as to the private municipality domain, but instead it is applicable to the public federal domain, as well as to the private federal domain and to regional public domain, as well as to the private regional domain.

Presently there is a claim between the Municipality of Seixal and PT Comunicações, and several with other municipalities, including the Municipality of Aveiro.

b) Regulatory Proceedings

Portugal Telecom Group companies are regularly involved in regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to (i) PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004); and (ii) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a “statement of objections”, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised “statement of objections” on this matter. PT Comunicações has responded to this “statement of objections” and does not believe it has violated applicable law and regulations. However, on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspends the decision of Autoridade da Concorrência.

In April 2007, the Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In response to this accusation, PT Comunicações contested the alleged by the Autoridade da Concorrência. The appeal suspends the decision of the Autoridade da Concorrência. However, on 1 September 2008, the Autoridade da Concorrência imposed a fine of Euro 2.1 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 29 September 2008. This appeal suspends the decision of Autoridade da Concorrência.

On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom, SGPS, SA (“Sonaecom” — a competitor of Portugal Telecom) had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with the Company’s provision of fixed line services through the subsidiary PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations — a so-called “structural remedy”. However, on 2 February 2006 the Commission responded that the complaint should be addressed to the Portuguese Autoridade da Concorrência. To Portugal Telecom knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência, following the spin-off of PT Multimedia.

Sonaecom has also submitted a complaint to the European Commission alleging illegal “state aid” in connection with the Portuguese Government’s sale of the basic telecommunications network to PT Comunicações in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted “state aid”. Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal taxes from 1995 until such exemption was revoked by Law 5/2004 of 10 February 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal “state aid” which harmed both new operators and the municipalities. Portugal Telecom has not received information from the European Commission or the Portuguese authorities regarding this complaint.

In April 2006, the European Commission sent a formal request to the Portuguese Government to abandon the special rights it holds as the sole owner of Portugal Telecom’s Class A shares. The European Commission believes that the special powers granted to the Portuguese Government through the sole ownership of the Class A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice. As at 31 January 2008, the European Commission informed that the case over special rights held by the Portuguese State in Portugal Telecom was referred to the European Court of Justice.

c) Other Legal Proceedings

On 23 April 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of 21 February 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM’s administrative decision was issued in contravention of Portuguese and EU law. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of 1 March 2001. Taking in consideration a subsequent administrative decision by ANACOM, the Fiscal and Administrative Court of Lisbon considered that there is no basis for more proceedings.

In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when PT Comunicações subsequently took control over that network and became the provider of that network for carriage of television signals, PT Comunicações lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the Pricing Convention entered into by Portugal Telecom with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated network prices.

TVI is claiming an amount of about Euro 64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI’s claims. On 20 June 2003, PT Comunicações submitted its response to TVI’s claim, arguing that (i) the statute of limitations on TVI’s claim for compensation has run because the claim relates to events that occurred more than ten years ago, (ii) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged; and (iii) TVI’s claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI’s claim, and PT Comunicações is currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

In September 2003, HLC — Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC — Engenharia e Gestão de Projectos, SA (collectively, “HLC”) filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated by Euro 15 million. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações’ leased line services and that these actions caused HLC to go bankrupt, injured HLC’s image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC’s losses. PT Comunicações disagrees with HLC’s claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. The Lisbon Civil Court has scheduled the sessions of the final hearing for February and March 2009.

In March 2004, TV TEL Grande Porto — Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP-TV Cabo Portugal, S.A, a PT Multimedia subsidiary and at the time a direct competitor of TV TEL.

TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and the trial was scheduled for May 2009.

In December 2008, Oni SGPS, SA (“Oni”) filed an arbitral claim against TMN in the Center of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfilment of the national roaming agreement celebrated between TMN and Ony Way – Infocomunicações, S.A. TMN submitted its defence to this claim in February 2009, namely stating that Oni does not bring any facts that may support its claim other than its own responsibility or the risks behind Oni Way business.

46.2      Claims and legal actions

Proceedings with probable losses

As at 31 December 2008 and 2007, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 39), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

Euro

	2008	2007
Civil claims	34,248,013	45,080,214
Labor claims	16,443,937	18,964,920
Other	3,110,758	5,438,968
	53,802,708	69,484,102

Proceedings with possible losses

As at 31 December 2008 and 2007, there were several claims and legal actions against certain subsidiaries of the Group, for which the most important ones are described above and whose settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

Euro

	2008	2007
Civil claims	200,117,502	164,377,467
Labor claims	45,680,158	36,011,041
Other	32,757,171	13,035,365
	278,554,831	213,423,873

46.3      Tax contingencies

As at 31 December 2008 and 2007, Portugal Telecom has recorded a provison for taxes amounting to Euro 37,499,364 and Euro 34,750,952 (Note 39), which relates to probable tax contingencies estimated based on internal information and the opinion of external tax advisors.

In addition, there are several tax contingencies against certain subsidiaries of the Group, whose settlement is considered to be possible based on the information provided by Portugal Telecom’s legal counsel. As at 31 December 2008 and 2007, these tax contingencies amounted to Euro 597 million and Euro 513 million, respectively, of which Euro 523 million and Euro 441 million are related to Vivo, respectively.

In addition to the above mentioned contingencies, Portugal Telecom received during 2007 a tax inspection report for the years 2004 and 2005, raising questions to the deductibility of certain financial costs incurred in 2004 and 2005 amounting to Euro 100 million and Euro 97 million, respectively. In 2008, Portugal Telecom received a tax liquidation regarding this matter related to the year 2004, confirming the position previously stated by the tax authorities in the above mentioned tax inspection report. As at 31 December 2008, Portugal Telecom strongly disagrees with this liquidation and tax inspection reports and considers based on the opinion of its tax advisers that there are solid arguments to oppose the position of the tax authorities.

47        Subsequent events

There were no relevant events after 31 December 2008.

Exhibit

I. Subsidiaries

Portugal

					Percentage of ownership
					Dec 08	Dec 07
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company
Directel –Listas Telefónicas Internacionais, Lda. (“Directel”)		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	78.00%
Fundação PT	(a)	Lisbon	Provide social care services.	Portugal Telecom (51%);	89.50%	89.50%
				PT Comunicações (18%)
				TMN (18%);
				PT Inovação (2,5%)
Infonet Portugal – Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital – Informativo e Telecomunicações, Lda	(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Portugal Telecom Inovação, SA (“PT Inovação”)		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom – Associação de Cuidados de Saúde	(a)	Lisbon	Provide services of medical care.	PT Comunicações (93,90%);	100.00%	100.00%
				PT Prime (6,10%)
Postal Network – Prestação Serviços de Gestão Infra-estrutura.cominic.ACE	(a)	Lisbon	Providing postal network services.	PT Prime (51%)	51.00%	51.00%
Previsão – Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82,05%)	82.05%	82.05%
Pro Share	(b)	Lisbon	Shared services center.	—	—	50.00%
PT Acessos de Internet Wi-Fi, SA	(c)	Lisbon	Provides wireless Internet access services.	—	—	100.00%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras – Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT.com – Comunicações Interactivas, SA	(d)	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	—	—	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact – Telemarketing e Serviços de informação, SA(“PT Contact”)		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Pro (100%)	100.00%	100.00%
PT Corporate	(d)	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	—	—	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA (“PT II”)		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA (“PT Móveis”)		Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	—
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”)		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (100%)	100.00%	100.00%
PT Prime Tradecom – Soluções Empresariais de Comércio Electrónico, SA (“Tradecom”)		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (66%)	66.00%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT Rede Fixa, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%

* These companies were included in the consolidation as at 31 December 2008 and 2007.

					Percentage of ownership
					Dec 08	Dec 07
Company	Notes	Head office	Activity	Direct	Effective	Effective
PT-Sistemas de Informação, SA (“PTSI”)		Oeiras	Provision of IT systems and services.	Portugal Telecom (99,8%);	100.00%	100.00%
				PT Comunicações (0,1%);
				TMN (0,1%)
PT Ventures, SGPS, SA		Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Superemprego – Sistemas de Informação para Gestão de Recursos Humanos, SA	(a)	Lisbon	Management and collection of information about the labor market.	PT Comunicações (63,75%)	63.75%	63.75%
TMN – Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Portugal (100%)	100.00%	100.00%
TPT – Telecomunicações Publicas de Timor, SA (“TPT”)		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76,14%)	76.14%	76.14%
Use.it® – Virott e Associados, Lda.	(a)	Lisbon	Provision of research, design, programming,	PT SGPS (52,50%)	52.50%	52.50%

* These companies were included in the consolidation as at 31 December 2008 and 2007.

(a) These companies were consolidated by the equity method in 2008. (b) This company was disposed of in 2008 (c) In 2008, this company was merged through the incorporation of its assets and liabilities in TMN. (d) In 2008, these companies were merged through the incorporation of its assets and liabilities in PT Comunicações.

Brazil

					Percentage of ownership
					Dec 08	Dec 07
Company	Notes	Head office	Activity	Direct	Effective	Effective
Dedic, SA (former Mobitel, SA)		São Paulo	Call center services.	PT Brasil (100%)	100.00%	100.00%
Portugal Telecom Brasil, SA (“PT Brasil”)		São Paulo	Management of investments.	Portugal Telecom (99,95%); PT Comunicações (0,05%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)		São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

* These companies were included in the consolidation as at 31 December 2008 and 2007.

Africa

					Percentage of ownership
					Dec 08	Dec 07
Company	Notes	Head office	Activity	Direct	Effective	Effective
Cabo Verde Móvel	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	31.20%
Cabo Verde Multimédia	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	31.20%
Cabo Verde Telecom	(a)	Praia	Provides telecommunications services.	Africatel (40%)	30.00%	31.20%
Contact Cabo Verde – Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST – Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication sevices in São Tomé e Principe.	Africatel (51%)	38.25%	39.78%
Directel Cabo Verde – Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	59.28%
Directel Uganda – Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	78.00%
Elta – Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	42.90%
Guinetel, S.A	(b)	Bissau	Provision of public telecommunications services.	Africatel (55%)	41.25%	42.90%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	46.80%
LTM – Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	39.00%
Mobile Telecommunications Limited	(c)	Namíbia	Mobile cellular services operator.	Africatel (34%)	25.50%	26.52%

* These companies were included in the consolidation as at 31 December 2008 and 2007.

(a) Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies. (b) These companies were consolidated by the equity method in 2008. (c) Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

Other

					Percentage of ownership
Company	Notes	Head office	Activity	Direct	Dec 08 Effective	Dec 07 Effective

Africatel	(a)	Amsterdam	Management of investments.	PT SGPS (75%)	75.00%	78.00%
AGTEL, BV	(b)	Amsterdam	Management of investments.	PT Participações (100%)	100.00%	100.00%
Archways	(c)	Beijing	Remote access services.	—	—	46.20%
China Pathway Logistics BV	(c)	Amsterdam	Management of investments.	—	—	66.00%
CVTEL, BV	(b)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	100.00%
Direct Media Ásia		Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	78.00%
Portugal Telecom Argentina, SA	(d)	Buenos Aires	Provider of telecommunications services.	—	—	50.01%
Portugal Telecom Ásia, Lda. (“PT Ásia”)		Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95,92%); PT Comunicações (4,04%)	99.96%	99.96%
Portugal Telecom Europa, S.P.R.L. (“PT Europa”)	(b)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54,01%)	41.12%	41.12%

* These companies were included in the consolidation as at 31 December 2008 and 2007.

(a) In 2008, Portugal Telecom disposed of a 3% stake in this company, as detailed in Note 17. (b) These companies were consolidated by the equity method in 2008. (c) These investments were disposed of in 2008. (d) This company was liquidated of in 2008.

Exhibit

II. Associated companies

Portugal

					Percentage of ownership
Company	Notes	Head office	Activity	Direct	Dec 08 Effective	Dec 07 Effective

BEST – Banco Electrónico de Serviços Total, SA (“Banco Best”)	(a)	Lisbon	Provision of e.banking services.	—	—	34.00%

Broadnet Portugal		Lisbon	Provision of services to access the internet.	PT SGPS (21,27%)	21.27%	21.27%

Caixanet – Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Prime (10%) PT SI (5%)	15.00%	15.00%

Entigere – Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%

INESC – Instituto de Engenharia de Sistemas e Computadores, SA (“INESC”)		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26,36%); PT Comunicações (9,53%)	35.89%	35.89%

INESC Inovação – Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90,00%)	32.30%	32.30%

Multicert – Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%

Páginas Amarelas, SA (“Páginas Amarelas”)		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24,88%); PT Prime (0,125%)	25.00%	25.00%

PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%

SGPICE – Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA		Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11,11%); Portugal Telecom (11,11%)	22.22%	22.22%

Siresp – Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30,55%)	30.55%	30.55%

Sportinvest Multimédia, S.A.		Lisbon	Provides services of sports contents for the main market players, including televisions, mobile operators and ISP’s.	Sportinvest Multimédia, SGPS, SA (100%)	50.00%	50.00%

Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%

Tele Larm Portugal – Transmissão de Sinais, SA		Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%

Tradeforum-Soluções de Comercio Electronico, A.C.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	PT SGPS (50%)	33.00%	33.00%

TV Lab – Serviços e Equipamentos Interactivos, SA		Lisbon	Developing digital tv interactive solutions.	PT Comunicações (50%)	50.00%	50.00%

Vantec – Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	PT SGPS (25,00%)	25.00%	25.00%

Wisdown Tele Vision – Serviços e Produtos de Televisão, Lda		Lisbon	Development of services and products related to new technology in the TV market	PT Comunicações (50%)	50.00%	50.00%

* The associated companies as at 31 December 2008 and 2007 are as detailed below.

(a) In 2008, Portugal Telecom disposed of its 34% stake in this company, as detailed in Note 31.

Africa

					Percentage of ownership
Company	Notes	Head office	Activity	Direct	Dec 08 Effective	Dec 07 Effective

Guiné Telecom – Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L.		Bissau	Provision of public telecommunications services.	Africatel (40,14%)	30.11%	31.31%

Médi Télécom		Casablanca	Provision of mobile services in Morocco.	PT Móveis (32,18%)	32.18%	32.18%

Multitel – Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	Africatel (40%)	30.00%	27.30%

Teledata de Moçambique, Lda.		Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	Africatel (25%)	18.75%	39.00%

Unitel		Luanda	Mobile telecommunications services, in Angola.	Africatel (25%)	18.75%	19.50%

* The associated companies as at 31 December 2008 and 2007 are as detailed below.

Other

					Percentage of ownership
Company	Notes	Head office	Activity	Direct	Dec 08 Effective	Dec 07 Effective

Tradecom Brasil, SA		São Paulo	Development of electronic commerce services in Latin America.	PT SGPS (20,00%)	20.00%	20.00%

UOL, Inc,		São Paulo	Provides Internet services and produces Internet contents.	PT SGPS (22,17,%); PT Brasil (6,83%)	29.00%	29.00%

CTM – Companhia de Telecomunicações de Macau, SAR.L.		Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%

Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44,62%)	44.62%	44.62%

Tradecom International, NV		Rotterdam	Development of electronic commerce services in Latin America.	PT SGPS (20,00%)	20.00%	20.00%

* The associated companies as at 31 December 2008 and 2007 are as detailed below.

Exhibit

III. Companies consolidated using the proportional method

Brazil

					Percentage of ownership
Company	Notes	Head office	Activity	Direct	Dec 08 Effective	Dec 07 Effective

Avista		São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Portelcom Participações, SA (“Portelcom”)		São Paulo	Management of investments.	Brasilcel (60,15%) Ptelecom Brasil (39,85%)	50.00%	50.00%

Ptelecom Brasil, SA (“Ptelecom”)		São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Sudeste Celular Participações, SA (“Sudeste Celularl”)		São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Tagilo Participações, Lda, (“Tagilo”)		São Paulo	Management of investments.	Brasilcel (100,%)	50.00%	50.00%

TBS Celular Participações, SA (“TBS”)		São Paulo	Management of investments.	Brasilcel (73,27%); Sudeste Celular (22,99)	48.13%	48.13%

TCO IP	(a)	São Paulo	Management of investments.	—	—	31.38%

Telemig Celular	(b) (c)	Minas Gerais	Mobile cellular services operator.	Telemig Celular Participações (83,25%); Vivo Participações (7,40%)	17.91%	—

Telemig Celular Participações	(b) (c)	Minas Gerais	Management of investments.	Vivo Participações (58,80%)	18.68%	—

Vivo Participações, SA (“Vivo Participações”)	(d)	São Paulo	Management of investments.	Brasilcel (39,96%); Portelcom (6,37%); Sudestecel (6,46%); TBS (4,76%); Avista (3,83%); Tagilo (2,36%)	31.78%	31.38%

Vivo, SA		Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	31.78%	31.38%

(a) In 2008, this company was merged through the incorporation of its assets and liabilities in Vivo Participações. (b) As mentioned in Note 1, Vivo obtained control over these companies on 4 April 2008 and, as a result, these companies were proportionally consolidated as from 1 April 2008. (c) As at 31 December 2008, the voting rights in Telemig Celular Participações and Telemig Celular were 43.2% and 42.6%, respectively. (d) As at 31 December 2008, the voting rights in Vivo Participações were 44.5%.

Other

					Percentage of ownership
Company	Notes	Head office	Activity	Direct	Dec 08 Effective	Dec 07 Effective

Brasilcel, N,V, (“Brasilcel”)		Amsterdam	Management of investments.	PT Móveis (50,00%)	50.00%	50.00%

Report and opinion of the Audit Committee

(Translation of a report originally issued in Portuguese)

Audit Committee report to the consolidated annual report for the year of 2008

1. Introduction

Pursuant to the terms and for the purpose of paragraph g) to Article 423-F of the Portuguese Companies Act and Article 28 of the By-laws, Portugal Telecom, SGPS, SA (“PT SGPS”) Audit Committee hereby presents its report to the Consolidated Annual Report for the year ended on December 31st, 2008.

2. Supervisory activities

Within its responsibilities and for the purpose of complying with its functions as supervisory body, the Audit Committee has supervised the quality and integrity of the financial information disclosure processes.

The Audit Committee held meetings with the responsibles for the preparation of the Consolidated Report and of the major subsidiaries, with the Independent Auditors and with the Statutory Auditor, having analyzed the main questions raised in the accounts’ closing and in the preparation of the management report. In addition, the Audit Committee has reviewed the Accounts Certificate (“Certificação Legal de Contas”) issued by the Statutory Auditor and the Independent Auditors’ Report, both referring to the aforementioned consolidated financial statements approved by the Board of Directors, which do not include any reserves.

The Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules.

In particular, the Audit Committee has monitored the execution and analyzed the impact on the financial condition of the following measures, implemented as a result of the shareholders remuneration policy approved at the Company’s General Shareholders Meeting, held on March 28th, 2008:

•      A distribution of dividends in cash of 0.575 Euros per share relating to 2007 and paid in April 24th, 2008;

•      The changes to the Company’s share capital, in particular the share capital reductions made at March 24th, 2008 of 2,496,145 Euros, through the cancellation of 83,204,823 treasury shares, and at December 10th, 2008 of 1,382,480 Euros, through the cancellation of 46,082,677 treasury shares in the context of the execution of the share buyback program approved at the General Shareholders Meeting, which was fully completed.

The Audit Committee has analyzed and given a favorable opinion to the proposal of the Board of Directors, of November 12th, 2008, relating to future share capital increase(s) of PT SGPS to be executed by the Boars of Directors, pursuant to the applicable laws and for the purposes and to the extent required to satisfy conversion requests made further to the issue by PT SGPS of 15.000 convertible bonds (convertible into PT SGPS shares), in the total amount of 750 millions Euros, to be fully subscribed for by Portugal Telecom International Finance, B.V., under the terms approved in the General Shareholders Meetings held on April 27th, and June 22nd, 2007. The Audit Committee supervised and issued a favorable opinion on the decision of the Board of Directors of its subsidiary PT Comunicações, SA changing the accounting principle of accounting for real estate and ducts network from historical cost to market value, for real estate and construction cost for ducts. As a result of this change Shareholders equity increased by 790,686,788 Euros.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor as well as of the quality, integrity and effectiveness of PT SGPS’s internal control and risk management system and internal audit function.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2008, by reference to the year of 2007, in accordance with the requirements foreseen in Section 404 of the Sarbanes-Oxley Act and on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations).

The aforementioned supervisory activities will be further detailed in the Audit Committee’s Activities Report relating to the year of 2008 disclosed in the Company’s website.

3. Opinion on the consolidated report for the year 2008

In our opinion, the consolidated report for the year ended at December 31st, 2008, including the balance sheet, the income statements, the statements of recognized income and expenses, the cash flows statements and its attached notes, related to the year then ended, comply with the applicable accounting and legal provisions and the By-laws, thus the Audit Committee recommends its approval by PT SGPS’s General Shareholders Meeting.

4. Statement of Responsibility

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Audit Committee of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Audit Committee, while in office:

•      The management report, the financial statements, the accounts certificate and the other financial statements and documents required by law or regulation concerning the financial year ended on 31 December 2008 were prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole;

•      The management report concerning such financial year includes a fair review of the development of the business, the performance and position of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole, including an accurate description of the principal risks and uncertainties that they face.

Lisbon, 18 February, 2009

THE CHAIRMAN

João Manuel de Mello Franco

THE MEMBERS

Thomaz Paes de Vasconcellos

José Guilherme Xavier de Basto

Statutory audit report

(Translation of a report originally issued in Portuguese)

Statutory auditors’ opinion on the stand alone financial statements

Introduction

1. We have examined the stand alone financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for fiscal year 2008, comprising the balance sheet as of December 31, 2008 (which reflect total assets of 12.099.453.245 Euros and a total equity of 1.202.335.209 Euros, including a net income for the year of 488.717.970 Euros), and the statements of profit and loss and cash flows and the notes to financial statements for the year then ended. These financial statements relate to the standing alone activity of the Company and have been prepared in accordance with accounting principles generally accepted in Portugal.

Responsibilities

2. The Board of Directors is responsible for the preparation of financial statements which present a true and fair view of the state of affairs, results of operations and cash flows of the Company, for the adoption of adequate policies and accounting criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced its operations, financial position and results of operations.

3. It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

Scope

4. Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the financial statements, assessment of the adequacy of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the financial statements, and evaluation of the overall adequacy of the presentation of the financial statements.

5. Our examination also included the checking of the agreement of the financial information included in the Directors’ Report with the financial statements.

6. We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

Opinion

7. In our opinion, the stand alone financial statements mentioned above, give a true and fair view, in all material respects, of the financial condition of Portugal Telecom, SGPS, S.A. as of December 31, 2008, and of its results of operations and cash flows for the year then ended, in accordance with accounting principles generally accepted in Portugal.

Emphasis of a matter

8. Without affecting our opinion expressed in the preceding paragraph, it should be noted that:

•      As referred to in Note 3.c) to Financial Statements, financial investments in subsidiaries and associated companies are carried in the balance sheet under the equity method of accounting; as explained in Note 40 to Financial Statements, in 2008 the subsidiary PT Comunicações, S.A. recorded a revaluation of its real estate, as well as of its ducts infra-structure used in operations, as well as of its ducts network, which, consequently, resulted in an increase of total assets and equity of Portugal Telecom, SGPS, S.A. of approximately 790.687.000 Euros.

Lisbon, February 18, 2009

P. Matos Silva, Garcia Jr., P. Caiado & Associados
Sociedade de Revisores Oficiais de Contas
representada por

Pedro Matos Silva

Independent auditors’ report

(Translation of a report originally issued in Portuguese)

Auditors’ report consolidated financial statements

Introduction

1. Pursuant to the article 245 of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information contained in the Board of Directors’ Report and the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) for the year ended 31 December 2008, which comprise the consolidated balance sheet that presents a total of 13,713,103,128 Euros and shareholders’ equity of 1,199,820,781 Euros, including a net profit attributable to the shareholders of the Company of 581,512,476 Euros, the consolidated statements of profit and loss by nature, of cash flows and of recognised income and expenses for the year then ended and the corresponding notes.

Responsibilities

2. The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of recognised income and expenses; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3. Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4. Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5. In our opinion, the consolidated financial statements referred to in paragraph 1, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2008 and the consolidated results of its operations, its consolidated cash flows and the recognised income and expenses for the year then ended, in conformity with International Financial Reporting Standards as adopted in the European Union applied consistently with the previous year, except for the change referred in paragraph 6 and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4, complete, true, timely, clear, objective and licit.

Emphasis of a matter

6. As referred to in Notes 4, 34 and 41 of the notes to the consolidated financial statements, the Company revalued during 2008 its real estate and its ducts infra-structure related with the operations, previously recorded at cost. Total impact at the revaluation dates consisted of increasing assets, liabilities and shareholders’ equity by, approximately, 1,075,033,000 Euro, 284,346,000 Euro and 790,687,000 Euro, respectively.

Lisbon, 18 February 2009

DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Manuel Maria Reis Boto

Glossary

ADR — American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL — Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU — Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex — Capital expenditure. Investments in tangible and intangible assets.

Cash flow — The difference between cash inflows and cash outflows for a specific period.

CCPU — Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortisation and sales of equipment per average number of users in the period.

CDMA — Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.

CRM — Customer Relationship Management.

Curtailment costs — Work force reduction programme costs.

EBITDA — EBITDA = income from operations + depreciation and amortisation.

EBITDA margin — EBITDA Margin = EBITDA / operating revenues.

Euronext or Euronext Lisbon — The domestic stock market upon which PT shares are listed and traded.

Free cash flow — Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

GAAP — Generally Accepted Accounting Principles.

Gearing ratio — Gearing ratio = net debt / (net debt + equity).

Goodwill — Goodwill is the excess amount that results if an acquisition cost is higher than the book value of the acquired company.

GSM — Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV — High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats

IAS/IFRS — International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations — Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP — Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV — Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN — Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP — Internet Service Provider. Company that provides access to the Internet.

MMS — Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU — Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NYSE — New York Stock Exchange.

Operating cash flow — Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio — Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB — Post Retirement Benefits Costs.

PSTN — Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC — Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SECUS — Securities and Exchange Commission. The US regulator for capital markets.

SMS — Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer — Integrated offer of voice, television and Internet services.

VoD — Video-on-demand. System that allows users to select and watch videos.

3G — 3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman

Henrique Granadeiro

CEO

Zeinal Bava

Executive officers

Luís Pacheco de Melo

António Caria

Rui Pedro Soares

Non-executive officers

Santiago Fernández Valbuena

José María Álvarez-Pallete López

Joaquim Goes

Amílcar de Morais Pires

Francisco Marques Bandeira

Jorge Tomé

Nuno de Almeida e Vasconcellos

Rafael Mora Funes

João de Mello Franco

Thomaz Paes de Vasconcellos

José Xavier de Basto

Franquelim Alves

Gerald McGowan

Francisco Pereira Soares

Fernando Soares Carneiro

Luís de Azevedo Coutinho

Key figures

Consolidated financial highlights	Euro million

	2008	2007	y.o.y
Operating revenues	6,734.3	6,148.4	9.5%
Operating costs, excluding D&A	4,291.4	3,791.7	13.2%
EBITDA (1)	2,442.9	2,356.7	3.7%
EBITDA pre PRBs (2)	2,487.6	2,291.6	8.6%
Income from operations (3)	1,174.5	1,233.6	(4.8)%
Net income	581.5	741.9	(21.6)%
Net income excluding exceptional items (4)	636.5	608.1	4.7%
Capex (5)	1,242.3	899.3	38.1%
Capex as % of revenues (%)	18.4	14.6	3.8	pp
EBITDA pre PRBs minus Capex	1,245.3	1,392.3	(10.6)%
Operating cash flow	1,373.7	1,432.8	(4.1)%
Net debt	5,571.3	4,381.8	27.1%
After-tax unfunded PRB obligations	1,330.2	958.4	38.8%
EBITDA margin (%) (6)	36.3	38.3	(2.1	)pp
EBITDA margin pre PRBs (%) (7)	36.9	37.3	(0.3	)pp
Net debt / EBITDA (x)	2.3	1.9	0.4	x
EBITDA / net interest (x)	9.0	11.9	(3.0	)x
Earnings per share (8)	0.63	0.67	(6.6)%
Earnings per share excluding exceptional items (4) (8)	0.69	0.55	23.9%

(1) EBITDA = income from operations + depreciation and amortisation. (2) EBITDA pre-PRBs = EBITDA + post retirement benefits. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) Net income adjusted for several exceptional items. (5) Capex in 2008 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 2007, capex excludes Euro 242 million related to the additional commitments under the terms of the UMTS license. (6) EBITDA margin = EBITDA / operating revenues. (7) EBITDA margin pre-PRBs = EBITDA pre-PRBs / operating revenues. (8) Earnings per share computed using net income, with and without the adjustments of the exceptional items, less the costs associated with the convertible bonds divided by the diluted number of shares.

Operating figures

Wireline operating data

	2008	2007	y.o.y
Main accesses (‘000)	4,301	4,176	3.0%
Retail accesses	3,867	3,682	5.0%
PSTN/ISDN	2,828	3,010	(6.0)%
Traffic-generating lines	2,654	2,772	(4.3)%
Carrier pre-selection	174	238	(26.6)%
ADSL retail (1)	727	652	11.5%
TV customers	312	21	n.m.
Wholesale accesses	434	494	(12.0)%
Unbundled local loops	306	291	5.1%
Wholesale line rental	76	140	(46.0)%
ADSL wholesale	53	62	(15.6)%
Net additions (‘000)	125	(227)	n.m.
Retail accesses	184	(319)	n.m.
PSTN/ISDN	(182)	(306)	(40.6)%
Traffic-generating lines	(119)	(136)	(13.1)%
Carrier pre-selection	(63)	(170)	(62.7)%
ADSL retail	75	(33)	n.m.
TV customers	291	21	n.m.
Wholesale accesses	(59)	91	n.m.
Unbundled local loops	15	95	(84.5)%
Wholesale line rental	(65)	(2)	n.m.
ADSL wholesale	(10)	(2)	n.m.
Retail RGU per access (2)	1.37	1.22	11.8%
ARPU (Euro)	29.6	30.4	(2.7)%
Total traffic (million minutes)	11,781	12,502	(5.8)%
Retail traffic	4,882	5,217	(6.4)%
Wholesale traffic	6,898	7,285	(5.3)%
Employees	6,183	6,354	(2.7)%

(1) 2008 reflects a database cleanup of 103 thousand customers (related to inactive prepaid broadband customers), undertaken at the end of 4Q07. (2) Retail accesses per PSTN/ISDN line.

Domestic mobile operating data (1)

	2008	2007	y.o.y
Customers (‘000)	6,944	6,261	10.9%
Net additions (‘000)	683	558	22.5%
MOU (minutes)	115	121	(4.5)%
ARPU (Euro)	18.2	19.8	(8.0)%
Customer	15.0	15.8	(5.5)%
Interconnection	2.9	3.5	(16.2)%
ARPM (Euro cents)	15.8	16.4	(3.6)%
Data as % of service revenues (%)	20.3	16.0	4.3	pp
SARC (Euro)	38.0	46.9	(18.9)%
Employees	1,082	1,144	(5.4)%

(1) Includes MVNO subscribers.

Brazilian mobile operating data (1)

	2008	2007	y.o.y
Customers (‘000)	44,945	33,484	34.2%
Market share (%)	29.8	27.7	2.1	pp
Net additions (‘000)	7,475	4,430	68.7%
MOU (minutes)	86	77	12.1%
ARPU (R$)	29.2	30.4	(4.1)%
Customer	16.8	17.1	(1.2)%
Interconnection	12.1	13.1	(7.9)%
Data as % of service revenues (%)	10.2	8.5	1.6	pp
SARC (R$)	82.5	109.7	(24.8)%
Employees	8,386	5,600	49.8%

(1) Operating data calculated using Brazilian GAAP.

Additional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share.

The company’s share capital, as at 31 December 2008, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 42,119,268 ADRs registered on the same date, representing 4.7% of PT’s total share capital.

Stock Market Data

	2008	2007
As at 31 December
Share capital (Euro)	26,895,375	30,774,000
Number of shares	896,512,500	1,025,800,000
Price (Euro)	6.07	8.93
Market capitalisation (Euro million)	5,442	9,160
Gross dividend per share (Euro) (1)	0.575	0.575
Dividend yield	9.5%	6.4%
Net income (Euro million)	582	742
Pay-out ratio	88.6%	79.5%
Price / transactions
High (Euro)	9.45	9.60
Low (Euro)	4.35	8.02
Volume (million of shares)	1,057	1,343
Traded Value (Euro million)	7,783	13,343
% of total traded volume (Euronext Lisbon)	14%	14%
Performance
Portugal Telecom	(32.0)%	8.6%
PSI-20	(51.3)%	16.3%
DJ Stoxx Telecom Europe	(36.5)%	14.6%

(1) Subject to Shareholders’ approval at the AGM.

Financial timetable 2008

28 February _ Full year results 2007

28 March _ Annual General Shareholders’ Meeting

28 March _ Form 20-F filing with the SEC

8 May _ First quarter results 2008

7 August _ First half results 2008

13 November _ First nine months results 2008

18 February 2009 _ Full year results 2008

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: HYPERLINK “mailto:nuno.t.vieira@telecom.pt” nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

Portugal Telecom

Corporate governance report - 2008

Corporate governance report

page		chapter

4		Compliance statement

9	1	Structure of the pt group

10	2	Corporate governance
10		I. Governance model
12		II. Management of the company
12		1. Board of directors
13		Directors independence
14		Operating rules of the board of directors
14		Conflicts of interest
15		Control of the management activity
15		2. Executive committee
16		Powers of the chairman of the board of directors and of the chief executive officer
17		Division of powers
17		Operating rules of the executive committee
18		Information duties of the executive committee
18		3. Corporate governance committee
19		4. Evaluation committee
21		5. Structures supporting the executive committee
23		III. Supervision of the company
23		1. Audit committee
24		Independence, incompatibilities and specilisation of audit board members
25		Operating rules of the audit committee
25		2. Chartered accountant
26		3. External auditors
27		4. Risk management system
27		Main risk factors
28		5. Whistleblowing
29		IV. Remunerations
29		1. Compensation committee
29		Indepence of the members of the compensation committee
30		2. Remuneration of directors
30		Remuneration policy for executive and non executive directors
30		Fixed and variable remunerations for executive and non-executive directors
30		Amounts paid to directors by companies in a control or group relationship
30		Payments in connection with the termination of directors’ duties during their term of office
30		Allotment of shares or other share incentive system - bonuses, non-financial benefits and profit sharing
30		Complementary pension ou early retirement systems applicable to directors
31		Estimate of other non-financial benefits
31		3. Remuneration of the members of the supervisory bodies

2

The purpose of this report is to disclose the corporate governance structure and practices adopted by the Company with the purpose of complying with the provisions of the Recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários - “CMVM”) on Corporate Governance of Listed Companies, as published in September 2007, as well as with the best international corporate governance practices. This report has been drawn up in accordance with articles 7 and 245-A of the Portuguese Securities Code (Código dos Valores Mobiliários) and the form attached to the CMVM Regulation no. 7/2001, as amended by the CMVM Regulation no. 5/2008.

31		4. Remuneration of corporate officers
31		V. Shareholders and general meeting of shareholders
31		1. General meeting of shareholders and its board
32		2. Right to vote
33		3. Limitations on the transferability and ownership of shares and the exercise of voting rights; shareholders’ agreements
33		Limitation on counting of the votes of a single shareholder
33		Limitations on ownership of shares
33		4. Voting by correspondence, by electronic means and by proxy
34		5. Preparatory information and information subsequent to the meeting
35		6. Amendment to the bylaws
35		Meeting quorum
35		Resolution quorum
36	3	Information on the company
36		I. Capital structure and major shareholders
36		1. Capital structure
37		2. Major shareholders
37		3. Transactions with related parties
38		4. Change of control
38		II. Economic rights
38		1. Share price evolution
39		2. Dividend
39		Dividend policy
40		Dividend distributed in the last five financial years
40		3. Plans for allotment of shares or share call options
41		III. Sustainable development and social responsibility policy
41		IV. Investor relations
43		Appendix I
43		United States rules applicable to PT as a foreign private issuer
45		Appendix II
45		Code of ethics
45		Code of ethics for senior financial officers
46		Proceedings implemented by PT for compliance with the rules applicable to related party and officers transactions
46		a) Transactions by corporate officers
46		b) Related party transations
47		Appendix III
47		Functions performed by members of the management in other companies
49		Professional qualifications and professional activities performed during the last 5 years
53		Appendix IV
53		Compensation committee declaration on the remuneration policy applicable to the members of the management and supervisory bodies

3

Compliance statement

The Company fully adopts the CMVM Recommendations on the Corporate Governance of Listed Companies, as published in September 2007(1), except for Recommendations I.3.3, I.6.2, II.1.5.5 and II.5.2, which are not complied with for the reasons identified hereunder.

The Chapters of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the abovementioned CMVM Recommendations are identified hereunder.

CMVM recommendation		Compliance	Report
I.	GENERAL MEETING

I.1	Board of the General Meeting of Shareholders
I.1.1	The chairman of the board of the general meeting of shareholders shall have human and logistic support resources as appropriate for his needs, taking into account the company’s economic position.	Yes	Chapter 2,V., 1.
I.1.2	The remuneration of the chairman of the board of the general meeting of shareholders shall be disclosed on the corporate governance annual report.	Yes	Chapter 2,V., 1.

I.2	Participation in the General Meeting of Shareholders
I.2.1	Any imposition of a prior deposit or share blocking period for participation in the general shareholders meeting shall not exceed 5 business days.	Yes	Chapter 2,V., 2.
I.2.2

In the event of adjournment of the general meeting of shareholders, the company shall not impose such blocking for the whole period until the session is resumed; the usual advance required for the first session shallbe sufficient.

		Yes	Chapter 2,V., 2.

I.3	Voting and exercise of the right to vote
I.3.1	Companies shall not provide for any statutory restriction on voting by correspondence.	Yes	Chapter 2,V., 4.
I.3.2	The statutory advance period for the receipt of voting declarations issued by correspondence shall not exceed 3 business days.	Yes	Chapter 2,V., 4
I.3.3	Companies’ bylaws shall provide that one vote shall correspond to each share.	No (1)

I.4	Quorum and resolutions
I.4.1	Companies shall not establish a constitutive or deliberative quorum in excess of the provisions of the law.	Yes	Chapter 2,V., 6

I.5	Minutes and disclosure of resolutions passed
I.5.1

The minutes of general shareholder meetings shall be made available to shareholders on the company’s website within 5 days, even though not inside information under the law; also, a historical background of attendance lists, agendas and resolutions at general meetings held for, at least, the three previous years should be kept on this website.

		Yes	Chapter 2,V., 5.

I.6	Measures for corporate control
I.6.1	Measures adopted to prevent the success of takeover bids shall respect the interests of the company and of its shareholders.	- (2)
I.6.2

Corporate bylaws that provide, in observance of the above principle, for a limitation to the number of votes that may be held or exercised by a single shareholder, individually or in agreement with other shareholders, shall also establish that, at least every five years, the maintenance of such bylaw provision shall be subject to a resolution at the General Shareholder Meeting — with no requirements for an aggravated quorum as compared to the legal one — and that upon such resolution all votes cast shall be counted without the operation of such limitation.

No (2)
I.6.3

Defensive measures the effect of which is to automatically cause a serious erosion in the company’s assets in the case of change of control or of change in the composition of the management body, thus hindering the shares free transferability and shareholders’ free evaluation of the performance of members of the management body, shall not be adopted.

		Yes	Chapter 2,V.,3.

II.	MANAGEMENT AND SUPERVISORY BODIES

II.1	General
II.1.1	Structure and duties
II.1.1.1

The management body shall assess on its corporate governance report the adopted model, by identifying any constraints on its operation and proposing action measures as are, in its opinion, creditworthy to overcome such constraints.

		Yes	Chapter 2, I.
II.1.1.2

Companies shall create internal control systems for an efficient tracking down of risks related to the corporate business, to safeguard their assets, and to the benefit of transparency in their corporate governance.

		Yes	Chapter 2, III., 4.

1 Corporate Governance Code available at www.cmvm.pt.

4

CMVM recommendation		Compliance	Report
II.1.1.3	Management and supervisory bodies shall be provided with internal regulations and shall have them disclosed on the company’s website.	Yes	Chapter 2, II., 1.and Chapter 2, III., 1.
II.1.2	Incompatibilities and independence
II.1.2.1	The board of directors shall include a sufficient number of non-executive directors whose role is to ensure an actual ability to audit, supervise and assess the activity of its executive members.	Yes	Chapter 2, II., 1.
II.1.2.2

The non-executive members of the management body shall include a number of independent members as appropriate, taking into account the size of the company and its shareholder structure, which shall in no case be less than a quarter of the total number of directors.

		Yes	Chapter 2, II., 1.
II.1.3	Eligibility and appointment
II.1.3.1	The chairman of the audit committee shall be independent, and be qualified as appropriate for his duties.	Yes	Chapter 2, III., 1.
II.1.4	Policy on the report of irregularities
II.1.4.1

The company shall adopt a policy on the report of irregularities allegedly occurred within it, with the following data: (i) indication of the means that can be used for internal reporting of irregular practices, including the persons with legitimacy to receive such communications; (ii) indication of the treatment to be given to any such communications, including confidential treatment where the communicator so wishes.

		Yes	Chapter 2, III., 5.
II.1.4.2	Such policy’s general guidelines shall be disclosed in the company’s corporate governance report.	Yes	Chapter 2, III., 5.
II.1.5	Remuneration
II.1.5.1

The remuneration of the members of the management body shall be structured in such a way as to allow the alignment of their interests with the company’s interests. Within this framework: (i) the remuneration of directors exercising executive duties shall incorporate a performance-bases component, and for such reason it shall take into consideration a performance evaluation carried out, on a regular basis, by the competent body or committee; (ii) the variable component shall be consistent with the maximization of the long-term performance of the company, and dependent on the sustainability of the adopted performance variables; (iii) unless the law so directly imposes, the remuneration of non-executive members of the management body shall be exclusively composed of a fixed sum.

		Yes	Chapter 2, IV., 2.
II.1.5.2

The compensation committee and the management body shall submit to appraisal by the annual general shareholder meeting a statement on the remuneration policy for the management and supervisory bodies and for all other managers (in the meaning of article 248B-3 of the Securities Code), respectively. Within this framework, shareholders shall be informed, inter alia, of the criteria and main parameters proposed for the performance evaluation in order to determine the variable component, whether such component consists of share prizes or share call options or annual bonuses or otherwise.

		Yes	Chapter 2, IV., 2., 3. and 4.
II.1.5.3	At least one representative of the compensation committee shall be present at the annual general shareholder meetings.	Yes	Chapter 2, IV., 1.
II.1.5.4	“A proposal shall be submitted to the General Meeting on the approval of plans for the allotment of shares (...)”.	Not applicable
II.1.5.5

The remuneration of the members of the management and supervisory bodies shall be subject to individual annual disclosure broken down, as the case may be, into the various components received in terms of fixed remuneration and variable remuneration, as well as remuneration received in other companies of the group or companies controlled by holders of qualified shareholdings.

No (3)

II.2	Board of Directors
II.2.1

Within the limits established by law for each management and supervisory structure, and other than by reason of the reduced size of the company, the board of directors shall delegate the management in the normal course of the company, and any delegated responsibilities shall be identified on the annual report on corporate governance.

		Yes	Chapter 2, II., 2.
II.2.2

The board of directors shall ensure that any company action is consistent with its goals, and shall not delegate its responsibility, notably, as regards: (i) the definition of the company’s strategy and general policies; (ii) the definition of the corporate structure of the group; (iii) any decisions as should be considered strategic decisions due to their amount, risk or special characteristics.

		Yes	Chapter 2, II., 2.
II.2.3

In case the chairman of the board of directors carries out executive duties, the board of directors shall find efficient coordination mechanisms for non-executive member matters ensuring that such members may be able to decide in an independent and knowledgeable manner; furthermore, due information on such mechanisms shall be made available to the shareholders within the framework of the corporate governance report.

		Yes	Chapter 2, II., 2.
II.2.4	The annual management report shall include a description of the activity carried out by non-executive directors, and mention, inter alia, any constraints faced.	Yes	Chapter 2, II., 2.
II.2.5	The management body shall promote a rotation of the member responsible for the financial area, at expiration of each two terms of office at least.	Not applicable	Chapter 2, II., 1

II.3	Executive Committee
II.3.1	Directors exercising executive duties, where requested by other corporate body members, shall provide, in a timely manner and as appropriate for any such request, any information as so requested.	Yes	Chapter 2, II., 2.
II.3.2	The chief executive officer shall send all notices and minutes of such committee’s meetings to the chairman of the board of directors and to the chairman of the audit committee.	Yes	Chapter 2, II., 2.
II.3.3	“The Chairman of the Executive Board of Directors shall send to the Chairman of the General and Supervisory Board (...)”.	Not applicable

II.4	Audit Committee
II.4.1	“The General and Supervisory Board (...)”.	Not applicable
II.4.2	Annual reports on the business carried out by the audit committee shall be subject to disclosure on the company’s website, together with the financial statements.	Yes	Chapter 2, III., 1.

5

CMVM recommendation		Compliance	Report
II.4.3	Annual reports on the business carried out by the audit committee shall include a description of its supervisory activity, and mention, inter alia, any constraints faced.	Yes	Report available on PT’s website Chapter 2,III., 1.
II.4.4

The audit committee shall represent the company, for all intents and purposes, vis-à-vis the external auditor, it being the committee’s responsibility, inter alia, to propose the provider of such services and such provider’s remuneration, to take charge of ensuring, within the company, conditions as appropriate for such service provision, as well as being the company’s interlocutor and primary addressee of the relevant reports.

		Yes	Chapter 2, III.,3 .
II.4.5	The audit committee shall evaluate the external auditor each year and propose the removal of the same to the general shareholder meeting where cause therefor occurs.	Yes	Chapter 2, III., 3.

II.5	Special committees
II.5.1

Other than by reason of the reduced size of the company, the board of directors and the general or supervisory board, according to the adopted model, shall create any committees as required to: (i) ensure a competent and independent performance evaluation of the executive directors and of their own overall performance evaluation, as well as of the various existing committees; (ii) ponder on the adopted governance system, check its efficiency and propose to the competent bodies any action as required to improve it.

		Yes	Chapter 2, II., 3. and Chapter 2, II., 4.
II.5.2	The members of the compensation or similar committee shall be independent from the members of the management body.	No (4)
II.5.3	All committees shall draw up minutes of the meetings held.	Yes	Chapter 2, I.

III.	INFORMATION AND AUDIT

III.1	General disclosure obligations
III.1.2

Companies shall ensure the existence of a permanent contact with the market, in observance of principle of equality of all shareholders and preventing any asymmetries in the access to information by investors. For such purpose, the company shall keep an investor support office.

		Yes	Chapter 3, IV.
III.1.3	The following information, to be available on the company’s website, shall be disclosed in English:	Yes	Chapter 3, IV
a)The name of the company, that it is a public company, its registered office and all other data mentioned under article 171 of the Companies Code;
b)The bylaws;
c) Identity of all members of the corporate bodies and the representative for market relations;
d) Investor Support Office, its duties and means of access;
e) Financial statements;
f) Six-month agenda of corporate events;
g) Proposals submitted to discussion and voting at the general shareholder meeting;
h) Notices for general shareholder meetings.

(1)

The principle according to which each share corresponds to one vote is not established in other jurisdictions or reference markets, and in fact in the end of 2007 the European Union has expressly stopped any efforts regarding its adoption (either by means of a directive or by mere recommendation).

In particular, the issue concerning proportionality between ownership and control of the shares held in listed companies has been widely discussed in the European Union, and several studies were produced and concluded that it is not possible to establish a clear causal connection between deviations from proportionality and the financial performance or corporate governance of a listed company.

In this way, PT understands that there is justification not to adopt such recommendation, as the proportionality principle is not universally accepted (on the contrary, it is disputed in several national and international venues).

In addition, through the bylaws provision establishing that a minimum of 500 shares is required in order to exercise one voting right, the Company seeks to establish conditions in order to allow the General Shareholder Meeting to be carried out efficiently, permitting an actual participation of shareholders that meet that minimum share level. This provision is not intended to create a defensive measure or a control enhancing mechanism.

(2)

Although existing A shares representing PT’s share capital, which were created during the Company’s privatisation, grant special rights to the Portuguese State as the holder of such shares, PT’s understands that its Bylaws do not contain any defensive clauses contrary to the interests of the Company and its shareholders.

6

PT’s bylaws also contain a limitation on the counting of the votes of a single shareholder, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total share capital, shall not be counted (article 13). The Bylaws do not establish that this bylaws provision must be subject, every five years, to the evaluation of the General Meeting of Shareholders who should resolve on its maintenance or not. Therefore, PT does not adopt Recommendation I.6.2.

This provision, which intrinsically reflects – and historically appeared in several European countries – a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities), is also normally understood to possibly interfere with the success of takeover bids. However, notwithstanding the possible effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to the existence of more attractive conditions of takeover bids, since only higher levels of acceptance by the addressees of such takeover bids allow the attainment of control thresholds.

Furthermore, within the context of the tender offer to which PT was subject during the 2006 financial year, the abovementioned provision of the bylaws (see reference to article 13 of the bylaws above) was particularly visible. In fact, under the terms and conditions of the general tender offer over the shares representing PT’s share capital, which preliminary announcement was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the tender offer was subject.

However, at the General Meeting of Shareholders called for 2 March 2007 to vote for the said removal, even though exclusively within the context of the abovementioned tender offer, the proposal was rejected by a majority of votes cast and without the opposition of the class A shares.

Therefore, the situation remained unchanged, based on the conviction that limitations as provided for under the bylaws contribute to share capital dissemination and a greater transparency in the Company’s corporate governance.

In this way, it is PT’s understanding that the measures adopted (or which effect may be) to prevent the success of tender offers respect the interests of the Company and of its shareholders, and they correspond to their will, as expressed at the abovementioned General Meeting of Shareholders of 2 March 2007.

(3)

PT does not adopt these recommendations, since it does not disclose individualized directors’ remunerations, similarly to the practice of the majority of listed companies listed on our market. This is also the dominant practice on the PSI-20.

In fact, it is the Company’s understanding that: (i) the Compensation Committe, a committee appointed by the shareholders, shall be responsible for analysing the adequacy of individual remunerations; and (ii) the overall information disclosed by PT complies with the ratio of this recommendation and seems to include sufficient information for investors to know the “agency cost” incurred into by the Company.

Indeed, the information that is important to disclose to shareholders is the information on the overall value of the remunerations paid to the members of the management body and, particularly, to the management composing the Executive Committee. The Company fully discloses such information in detail in this report.

Moerover, the members of the Company’s management and supervision bodies that perform functions in other companies within the PT Group are not paid any remuneration in addition to the remuneration they already earn for the functions they carry out in PT.

Therefore, the Company disagrees and does not adopt the Recommendation concerning the individualized disclosure of the remunerations of the members of its corporate bodies, and it maintains its understanding that shareholders analysis of the performance of the Company’s management shall be made on an overall basis and that it is the Compensation Committee’s responsibility to analyse the adequacy of the individual remuneration of each member.

(4)

The Chairman of the Audit Committee, who is, by virtue of the governance model adopted by PT, a director of the Company, is one of the members of PT’s Compensation Committee.

7

The CMVM understands that the Company fails to comply with the Recommendation identified above since the Compensation Committee includes a member of the management body, although the presence of this member in the Compensation Committee is meant to guarantee that the composition of the Compensation Committee includes the Chairman of the supervisory body, and not to guarantee it includes a director.

In this way, it should be stressed that PT does not adopt this recommendation due to a comparative disadvantage of the governance model adopted by the Company, as opposed to the monist and dualist models. In fact, should PT have opted for one of such models, the presence of any member of its supervisory body in the Compensation Committee would not affect such member’s independence therein.

Furthermore, as the Chairman of the supervisory body is a non-executive independent director (as understood by the Audit Committee in light of the criteria provided for under the Portuguese Companies Code, Rule 10A-3 of the Securities Exchange Commission and according to the best practices of the New York Stock Exchange), independence in the determination of remunerations is ensured.

8

1_Structure of the PT group

Covering all info-communication business areas (local, long-distance and international telephone service, leased circuit lines, mobile communications, data, Internet, IP and satellite television, contents and information systems, corporate solutions and entertainment, areas in which PT is an information market leader), PT offers its services, products and solutions in a global and integrated manner to more than 30 million customers.

PT is today the Portuguese corporation with the largest national and international projection, with a presence in the European, American, Asian and African continents. This position stems from a clear investment in quality and innovation aimed at the satisfaction of each customer’s specific needs in the various business areas.

The highlight at the international level is PT’s operation in the Brazilian market, where the company is currently the largest Portuguese investor. PT holds a 50% share in Brasilcel, which in turn hold 63.56% of VIVO, the largest mobile operator in South America and the fourth largest mobile telecommunications service company in the world.

The PT Group is structured in two organization units: (i) Domestic Business (ii) International Business. Such units are coordinated by the Group’s Holding, led by its Executive Committee with the support of the corporate centre.

Portugal Telecom

Domestic Business

Wireline Business
	100%	PT Comunicaçöes
	100%	PT Prime

Mobile Business
	100%	TMN

International Business
	50%	Brasilcel, which holds 63.56% of Vivo
	25%	Unitel
	100%	Dedic
	40%	Cabo Verde Telecom
	34%	MTC
	51%	CST
	41.12%	Timor Telecom
	32.18%	Médi Télécom
	28%	CTM
	29%	UOL inc

Instrumental Companies
	100%	PT Sistemas de Informação
	100%	PT Inovação
	100%	PT Pro
	100%	PT Compras
	100%	PT Contact

9

2_Corporate governance

I. Governance model

Following the amendment to the Portuguese Companies Code made by Decree-Law no. 76-A/2006, of 29 March 2006, PT adopted, after the General Meeting of Shareholders held on 22 June 2007, an Anglo-Saxon governance model, which is based on the existence of a Board of Directors, an Audit Committee composed by non-executive directors specifically appointed by the General Meeting of Shareholders and a Chartered Accountant elected by the General Meeting of Shareholders following a proposal presented by the Audit Committee.

Portugal Telecom’s organization structure further includes a Compensation Committee elected by the General Meeting of Shareholders, which is responsible for determining the remunerations of the members of corporate bodies.

The members of the corporate bodies and of the board of the General Meeting of Shareholders are elected for a three-year term of office, and they may be re-elected once or more times within the limits of the law.

PT’s governance model may be described as follows:

General-
-Meeting
Compensation Commitee
Board of Directors
Evaluation Commitee
Corporate Governance Commitee
Executive Commitee
Audit Commitee
Chartered Accountant
Sustainability Commitee
Secretary General Company's Secretary
Disclosure Commitee
Consultive Council
General Secretariat
Human Resource
Internal Audit
Corporate Comunication
Corporate Taxaxion
Planning Control Management Corporate Finance
Competition
Investor Relations
Treasury
Financial Reporting

10

The values of efficiency, simplicity, transparency and accuracy are the basic pillars of this governance model, and it provides PT with an appropriate structure considering the specificities and needs of the company. This model has also been welcomed by the market.

Within this context, PT’s governance includes an Executive Committee with powers delegated by the Board of Directors, which acts on a predominantly operational basis, while the Board of Directors is entrusted with the supervision of corporate activities, with the support of the Corporate Governance Committee and a new Evaluation Committee created in October 2008, each such committee acting within the scope of their respective specific powers delegated by the management body. This supervision task is further reinforced by the action of the non-executive independent members of the Board of Directors.

A Consultive Council, a Disclosure Committee and a Sustainability Committee, as well as several operational departments that guarantee and effective and transparent management of the Company complete the management supporting structures.

The Audit Committee, together with the Chartered Accountant, perform the supervision functions set forth in the applicable laws and regulations. In particular, the Audit Committee is responsible for representing the Company in its relations with the external auditors and for monitoring PT’s internal control and risk management system.

It should be stressed that most CMVM Recommendations on the governance of listed companies published in September 2007 were fully adopted by Portugal Telecom, and are reflected on its corporate governance model. This model’s integrity, transparency and accuracy have been reinforced by the Company’s compliance with the mandatory rules and best practices applicable to foreign private issuers with securities admitted to trading on the New York Stock Exchange (“NYSE”).

In fact, as an issuer of securities admitted to trading on the New York Stock Exchange (“NYSE”) qualifying as a foreign private issuer, PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees of the Securities and Exchange Commission (“SEC”) which implemented Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and the Final Rules approved by NYSE on corporate governance (“Section 303A Corporate Governance Standards”), as described under Appendix I to this report.

Portugal Telecom is also subject to other rules adopted at internal level, which are relevant in its corporate governance structure, in particular the Regulations of the Board of Directors and its internal committees, as well as the Regulation of the Audit Committee.

Additionally, PT has approved several conduct and transparency rules, namely the Group’s Code of Ethics, the Code of Ethics for Senior Financial Officers and the rules on Transactions by Managers and Transactions with Related Parties, the main features of which are described under Appendix II hereto, as well as rules and structures implemented concerning internal control, risk management and whistleblowing.

In this way, considering the full implementation and consolidation of the governance model adopted by the General Meeting of Shareholders of 22 June 2007, for purposes of compliance with the CMVM Recommendation II.1.1.1, and based on the outcome of the Corporate Governance Committee’s resolution pursuant to Recommendation II.5.1. part ii), Portugal Telecom considers that this governance model has ensured an effective performance of the duties of its corporate bodies and their articulation, and has proven appropriate to the specificities of the Company. There have been no constraints to its operation and no circumstance that might impair the regular functioning of the adopted checks and balances system as occurred as to justify any change to PT’s organization structure or governance practices. In fact, and as concluded within the follow up of this governance model made by the Corporate Governance Committee, such model has proven to be appropriate to catalyse national and international corporate governance best practices and to contribute to the transparency and accountability of the Company and its management vis-à-vis its shareholders, investors and the market.

11

II. Management of the company

1. Board of Directors

The term of office of the members of the Board of Directors (as well as of the members of all other corporate bodies and committees as identified herein) has lapsed on 31 December 2008. Such directors will remain in office until new members are appointed in accordance with the law and the bylaws.

As of 31 December 2008, the Board of Directors of the Company was composed as follows:

Board of Directors on 31 December 2008

				Corporate
	Board of	Executive	Audit	Governance	Evaluation
Members (date of first appointment)	Directors	Committee (5)	Committee	Committee	Committee	Independence	No.of shares
Henrique Granadeiro (2003) (1)	Chairman				Chairman		150
Zeinal Bava (2000) (1)	Member	Chairman (CEO)			Member		63,161
Luìs Pacheco de Melo (2006) (2)	Member	Member (CFO)					45
António Caria (2006)	Member	Member					486
Rui Pedro Soares (2006)	Member	Member					50
José Maria Alvarez-Pallete (2008) (3)	Member						100
Franquelim Alves (2006)	Member	Member				Yes
Francisco Bandeira (2008) (3)	Member						483
José Xavier de Basto (2007)	Member		Member			Yes
Fernando Soares Carneiro (2006)	Member				Member	Yes
Luís de Azevedo Coutinho (2006)	Member					Yes
Santiago Valbuena Fernández (2008) (3)	Member						100
João de Mello Franco (1998) (4)	Member		Chairman	Chairman	Member	Yes	13,308
Joaquim Goes (2000)	Member			Member	Member		2,437
Gerald S. McGowan (2003)	Member					Yes
Rafael Mora Funes (2007)	Member			Member	Member
Amílcar de Morais Pires (2006)	Member						2,146
Francisco Soares(2006)	Member			Member		Yes
Jorge Tomé(2002)	Member			Member	Member
Nuno de Almeida e Vasconcellos (2006)	Member						11,190
Thomaz Paes de Vasconcellos (2003)	Member		Member			Yes

(1) The director Henrique Granadeiro performed duties as Chief Executive Officer until 28 March 2008. As from such date, such duties have been performed by the director Zeinal Bava. (2) The director Luís Pacheco de Melo has performed the duties of Chief Financial Officer for one term of office only, since 2006. Therefore, the CMVM Recommendation II.2.5 (which determines the Board shall promote rotation of the CFO every two terms of office) is not applicable. (3) The directors Francisco Manuel Marques Bandeira, José Maria Álvarez-Pallete and Santiago Fernández Valbuena were cooptated on 12 February 2008 to replace the directors Armando Vara, António Viana-Baptista and Fernando Abril-Martorell, who had notified the Company of their resignations on 18 January 2008, the first one, and on 31 January 2008, the others. (4) The director João de Mello Franco is also a member of the Compensation Committee, as the Chairman of the Audit Committee. (5) The resignation of the director João Pedro Baptista, who was a member of the Executive Committee, was disclosed to the market on 20 June 2008.

The Board of Directors of PT is composed by a minimum of 15 and a maximum of 23 members, who are elected for a three-year term of office by a majority of the votes cast at the General Meeting of Shareholders. Pursuant to the Bylaws, for the election of one-third of the total number of directors, which must comprise the Chairman of the Board of Directors, such majority shall include the votes of the majority of the class A shares.

Additionally, and according to corporate law, a minimum of shareholders representing at least 10% of the share capital and voting against the winning proposal in the election of the Board of Directors may appoint a member of the management body. The directors are appointed for a three-year term of office, the election year being considered as a full calendar year. There are no restrictions on the re-election of directors.

On 3 October 2008, the Board of Directors approved its internal regulation, whereby non-executive members of this corporate body shall correspond to, at least, the majority of the directors in office. Amongst current directors of the Company, 4 are executive directors and 17 are non-executive directors (this proportion largely exceeds the one taken as reference in the CMVM Circular of 15 January 2009, in the corporate governance chapter – one third of the total of members of the Board of Directors should be non-executive – and is in accordance with the report prepared by the CMVM concerning the levels of adoption of its Recommendations, which was disclosed to the market on 2 december 2008).

12

Appendix III hereto describes the duties performed by members of the Board of Directors in other companies, indicating the duties performed in other PT Group companies and the duties performed outside the Group, as well as their qualifications and professional activities for the last 5 years.

The Boad of Directors is responsible for managing the Company’s businesses and to practice all acts regarding the corporate purpose that are not within the powers of other corporate bodies. It establishes the strategic orientation of the Group and monitors the day-to-day management performed by the Executive Committee.

In order to guarantee the existence of an adequate structure considering PT’s manament needs, the Board of Directors delegated day-to-day management powers to the Executive Committee and granted specific powers in the supervision of the governance model and in the evaluation of the directors to the Corporate Governance Committee and to the Evaluation Committee, respectively, as described herein.

Notwithstanding the Audit Committee’s powers, the Board of Directors is also responsible for ensuring the Company has effective internal control, risk management and internal auditing systems implemented.

The Board of Directors may not approve resolutions on matters that must be resolved upon by the General Meeting of Shareholders, as established in the law or the Company’s Bylaws.

However, the Board of Directors may increase the share capital, following an opinion in favour issued by the Audit Committee and a resolution approved by the General Meeting of Shareholders, as described on Chapter 3, I., 1. of this report.

Directors Independence

Article 414, number 5 of the Portuguese Companies Code and the internal Service Order no. 3,08 on the Independence of the members of the Board of Directors of Portugal Telecom, SGPS S.A., other than the members of its Audit Committee, approved on 31 January 2008, were taken into consideration in the qualification of the independent directors on the table above.

In assessing the inexistence of any association to specific interest groups in PT and of any circumstance capable of affecting the director’s capacity to analyse or decide with independence, the directors, as well as the Board of Directors as a whole, also take into account the incompatibility rules set forth in article 414-A of the Portuguese Companies Code, with exception to the rule in paragraph 1, b) of this article, as well as the situations hindering directors independence established in paragraphs a) a b) of article 414, number 5 of the same Code.

Additionally, pursuant to no. II.9 of the Appendix to the CMVM Regulation no. 1/2007, executive directors may not be deemed independent.

According to the Service Order no. 3,08, the members of the Board of Directors of the Company, other than members of the Audit Committee, must send to the Chairman of the Board, within 10 business days as from their election or cooptation and no later than 31 January of each year, declarations prepared in accordance with an Appendix to the said Service Order.

Where the independence situation of any member of the Board of Directors is subsequently changed, the director in question must send to the Chairman of the Board an updated declaration, in the 10 business days following such subsequent change.

The Board of Directors assesses the independence of its non-executive members, other than the members of the Audit Committee on the basis of such declarations, as well as of any other information of which the Board may be aware.

Taking into account the above rules and the communications made by its members that do not compose the Audit Committee in the course of the financial year, as well as the evaluation of the independence of the members of the Audit Committee, on 31 December 2008, the Board of Directors comprises 8 non-executive independent directors, i.e. over a quarter of the total number of members, in compliance with the provisions of the CMVM Recommendation no. II.1.2.2 on the Governance of Listed Companies.

13

Independence criteria as provided for under Service Order no. 3,08 are applicable to the members of the Corporate Governance Committee and of the Evaluation Committee as such. The Audit Committee adopts specific independence criteria, as described under Chapter 2, III., 1. hereof.

Under no. II.9 of the Appendix to the CMVM Regulation no. 1/2007, the members of the Executive Committee are not independent.

Furthermore, all the non-executive members of the Board of Directors identified as independent hereabove fulfil all the incompatibility rules set forth in article 414-A, no. 1 of the Portuguese Companies Code, with exception to paragraph b).

PT has not adopted further rules resulting in limitations to the maximum number of functions a director may perform or other incompatibilities applicable to the members of the Board of Directors.

Operating rules of the Board of Directors

On 3 October 2008, the Board of Directors adopted its internal functioning regulation. The full text of this regulation may be consulted on the Company’s website.

Under the terms of article 24 of the Bylaws and the Board’s internal regulation, the Board of Directors shall meet every month and will meet extraordinarily whenever called upon by its Chairman, by two directors or by the Audit Committee.

The Board of Directors may not work without the presence of the majority of its members in office. The Chairman of the Board of Directors may, when clearly urgent, waive the presence of such majority if the same is granted through voting by correspondence or through a power of attorney, although a director may not represent more than one other director.

The Bylaws determine that the absence of any director from more than half the ordinary meetings of the Board of Directors during one financial year, in a consecutive way or not, without a justification accepted by the Board of Directors, shall be deemed as a definitive absence of such director. Such definitive absence shall be declared by the Board of Directors, and the director in question shall be replaced as provided for in the law and the Bylaws.

Where the definitively absent director is one of those elected in application of the rule from the Bylaws requiring the votes of the majority of the class A shares and, in the cooptation resolution, the majority of the directors elected pursuant to this provision and still in office did not vote in favour, then substitution of the director must be through election by the General Meeting of Shareholders.

The resolution of the Board of Directors are passed by a majority of votes cast, and the Chairman has a casting vote.

During the 2008 financial year, the Board of Directors held 14 meetings.

Conflicts of Interest

According to the internal regulation mentioned above, each director has to timely inform the Chairman of the Board of Directors and the Corporate Governance Committee of any interest, whether direct or indirect, he may have, in his own account or in the account of any third party, that potentially or actually conflicts with the Company’s interest within the context of a given resolution, or of any other situation related to such director or a third party connected to him capable of, within such context, limiting in any way his impartiality. The director shall describe the nature and extension of such interest or situation.

In view of such information, if the Chairman of the Board of Directors, the Corporate Governance Committee or the director in question concludes there is a conflict of interest, such director can not participate in the discussion nor vote on the corresponding resolutions.

14

Control of the management activity

The activity of the Board of Directors is subject to control by other corporate bodies elected at a General Meeting of Shareholders for such purpose, notably the Audit Committee and the Compensation Committee (which determines the remuneration of the members of the management body based on criteria it has approved and the evaluation of the overall performance of the Board of Directors and of the performance of its executive members carried out by the Evaluation Committee within the framework of its specific powers).

Furthermore, as provided for by the law, the General Meeting of Shareholders carries out, each year, a general appraisal of the management (and supervision) of the Company.

On the other hand, the Corporate Governance Committee has powers that, although delegated by the Board of Directors, determine that this Committee shall assess government practices adopted by the Company and by its management body.

2. Executive Committee

The Board of Directors appoints the Chief Executive Officer and the other members of the Executive Committee. These members are appointed following a proposal presented by the Chief Executive Officer.

Composition:

Zeinal Bava (Chairman)

Luís Pacheco de Melo (Member)

António Caria (Member)

Rui Pedro Soares (Member)

The Board of Directors has delegated the day-to-day management of the Company to the Executive Committee, and retained the duties of supervision and control. For such purpose, the Board of Directors assigned to the Executive Committee all necessary powers, although it may revoke at any time the delegation wholly or in part. Additionally, the following powers are excluded from the delegation:

•                  Cooptation of directors;

•                  Request for the call of General Meetings of Shareholders;

•                  Annual reports and accounts to be submitted to the approval of the General Meeting of Shareholders;

•                  Posting bonds and personal guarantees or guarantees in rem by the Company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of article 15, paragraph h) of the Bylaws;

•                  Change of the Company’s registered office;

•                  Projects for spin-offs, mergers and conversion of the Company, to be proposed to the General Meeting of Shareholders, as well as acquisitions, disposals, mergers, spin-offs and strategic partnership agreements involving companies of the PT Group, where, in such situations, these transactions do not constitute simple internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of Shareholders;

•                  Projects for share capital increases to be proposed to the General Meeting of Shareholders;

•                  Amendments to the bylaws to be proposed to the General Meeting of Shareholders;

•                  Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of Shareholders, notably the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                  Important extensions or reductions in the Company’s business and important modifications to the Company’s organization;

•                  Business plans, budgets and annual investment plans;

•                  Definition of the amount to be annually proposed to the General Meeting of Shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

15

In this way, the CMVM Recommendation no. II.2.2 is complied with, as no authority of the Board of Directors is delegated as regards: (i) the determination of the Company’s general strategy and policies, (ii) the definition of the PT Group’s corporate structure, and (iii) strategic decisions due to their amount, risk or special features, notably as a consequence of such matters being reserved to the powers of the Board of Directors pursuant to its internal regulation.

The Corporate Governance Committee, in its report on the performance of the management body, declares that the Executive Committee and the Chief Executive Officer have acted, throughout 2008, within the delegation of powers and have effectively informed the Board of Directors of their activities, as provided for under the Service Order no. 1,06 of the Board of Directors regarding the delegation of powers to the Executive Committee and the functioning of the latter.

Powers of the Chairman of the Board of Directors and of the Chief Executive Officer

Pursuant to the Bylaws, the Board of Directors’ internal operating rules and the delegation of powers to the Executive Committee, the Chairman of the Board of Directors and the Chief Executive Officer shall carry out the following duties:

Chairman of the Board of Directors

•                  To represent the Board of Directors, and to promote communication between the Company and its shareholders;

•                  To coordinate the activity of the Board of Directors, and to distribute matters among its members where advisable in light of management conveniences;

•                  To call and conduct the meetings of the Board of Directors;

•                  To watch over the correct implementation of the Board of Directors’ resolutions;

•                  To ensure that resolutions on matters within the powers of the Board of Directors (other than those delegated to the Executive Committee) are adopted by this corporate body.

Chief Executive Officer

•                  To coordinate the activity of the Executive Committee, and to distribute matters among its members where advisable in light of management conveniences;

•                  To call and conduct the meetings of the Executive Committee;

•                  To watch over the correct implementation of the Executive Committee’s resolutions.

Until 28 March 2008, Mr. Henrique Granadeiro performed both the functions of Chairman of the Board of Directors and Chief Executive Officer. However, autonomy of non-executive members of the Board of Directors vis-à-vis the executive structure and access to information by the same were ensured, notably as a result of the existence of information obligations in favour of the non-executive directors that bind the Executive Committee, as established in the delegation of powers and described herein.

Furthermore, following the approval of the internal operating rules of the Board of Directors, on 3 October 2008, the Chairman of the Board of Directors shall carry out the following duties:

•                  To follow up and consult with the Executive Committee as to the performance of powers delegated to the latter;

•                  To contribute to an effective performance of the duties and powers of the non-executive directors and of the specific committees of the Board of Directors, as well as to ensure the necessary mechanisms for such directors and committees to timely receive information as required for them to take decisions in an independent and knowledgeable manner;

•                  To be the Chairman of the Evaluation Committee.

The said internal operating rules of the Board of Directors also provide that, in the event the Chairman of the Board of Directors is also the Chief Executive Officer, the powers and duties referred to on the foregoing subparagraphs shall be performed by a non-executive member of the Board of Directors.

The same operating rules further provide for the possibility of holding ad hoc meetings among non-executive directors, and require that non-executive directors meet at least once a year with the Chairman of PT’s Evaluation Committee.

16

The non-executive members of the Board of Directors have prepared a report on their activities carried out during the 2008 financial year. This report was approved at the meeting held by the non-executive directors on 29 January 2009 and is disclosed in the Company’s management report in compliance with the CMVM Recommendation no. II.2.4.

Division of powers

Within the framework of the corporate decision-making procedure concerning PT Group’s business lines and Corporate Governance, the members of the Executive Committee are responsible for the following areas:

Executive Committee	Corporate Assignments	Executive Assignments
Zeinal Bava	• Strategy	• PT Portugal
CEO	• Investor Relations	• PT Portugal
	• Communication and Corporate Image	• TMN
	• Internal Audit	• PT Prime
	• Regulation and Competition	• PT Investimentos Internacionais
	• Institutional and International Relations	• PT SI
	• Financial Holdings Abroad	• PT Inovação
	• Operations Abroad	• Fundação PT

Luís Pacheco de Melo	• Human Resources	• PT PRO
CFO	• Management Planning and Control	• PT Contact
	• Financial Reporting	• PT ACS
	• Corporate Finance	• Previsão
• Financial Operations and Treasury
• Taxation
• Internal Control and Risk Management

António Caria	• Service Hiring Strategy	• PT Compras
• Buildings, Networks and System Safety

Rui Pedro Soares	• Real Estate	• PT Imobiliária
• Financial Holdings
• Marketing
• Relations with Regions and Local Authorities
• Security Policies
• Environment and Energy Efficiency

Operating rules of the Executive Committee

The Executive Committee sets the dates and periodicity of its ordinary meetings, and will meet extraordinarily whenever called upon by its Chairman or by two of its members or by the Audit Committee.

The Executive Committee may not function without the presence of the majority of its members in office. The Chairman may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or by power of attorney, and also by conference call or videoconference.

Resolutions are passed by a majority of the votes cast, and the Chairman has a casting vote.

During the 2008 financial year, the Executive Committee held 41 meetings.

17

Information duties of the Executive Committee

Under the terms defined in the relevant delegation of powers, at each meeting of the Board of Directors or whenever necessary, the Executive Committee provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers, notably about the implementation of the strategic policies and options which general goals have been defined by the Board of Directors, as well as on the implementation of the business plans, budgets and annual investment plans approved by this management body.

The Executive Committee also provides any additional information on the status of the management as the Board of Directors deems fit to request. It shall diligently execute the actions required by any indications received from the Board of Directors as a result of any information provided.

Additionally, the Chief Executive Officer shall send to the Chairman of the Board of Directors and to the Chairman of the Audit Committee all notices for and minutes of the meetings of the Executive Committee in order to allow such officers to be informed as appropriate.

3. Corporate Governance Committee

In compliance with the applicable legal or regulatory requirements, and in order to adopt the existing recommendations and best international practices, as of 31 December 2008, in addition to the Executive Committee and the Audit Committee, the Board of Directors comprised a committee responsible for assessing and developing the corporate governance model: the Corporate Governance Committee.

Composition:

João de Mello Franco (Chairman)

Franquelim Alves (Member)

Joaquim Goes (Member)

Rafael Mora Funes (Member)

Francisco Soares (Member)

Jorge Tomé (Member)

The Corporate Governance Committee is composed by non-executive members of the Board of Directors with experience and knowledge as appropriate to reflecting on the corporate governance model and permanently follow up the adoption of the best corporate governance practices within the PT Group, in light of the specific characteristics of the company. The Chairman of the Corporate Governance Committee is appointed by the Board of Directors.

In this way, the Board of Directors delegated to the Corporate Governance Committee the duties, powers and responsibilities as required to assist the Board in the performance of its corporate business supervision function in the following areas:

•                  Adoption, review and permanent evaluation of the corporate governance model, of internal rules and procedures on the Company’s structure and governance, as well as of the Group’s conduct principles and practices in compliance with the bylaws and the legal and regulatory provisions, and furthermore of national and international recommendations, standards and best practices on this matter – the Corporate Governance Committee sends to the Board of Directors, until the date of approval of the annual report and accounts, a written declaration on the level of compliance with such rules by the Company;

•                  Evaluation of the performance of the Board of Directors.

In particular, the Corporate Governance Committee has the following assignments:

•                  To propose to the Board of Directors and to review and re-evaluate the Company’s corporate governance model, including the organisation structure, operation, responsibilities and internal rules of the Board of Directors;

•                  To study, review and re-evaluate the Group’s corporate governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the shareholders and other stakeholders, qualifications, independence and responsibility of directors, as well as conflict of interest prevention and information discipline;

•                  To assist the Board of Directors in evaluating its performance in order to contribute to efficiency and transparency in this procedure;

18

•                 To study, review and re-evaluate the values, principles and practices that must govern the conduct of the Group’s employees, including the study, review, interpretation and supervision of application of the codes of ethics or conduct approved or to be approved by the Company.

During the 2008 financial year, the Corporate Governance Committee carried out the following main activities:

•                  Assessment of the impact on PT of the Corporate Governance Code as approved by CMVM in September 2007, and benchmarking analysis on good corporate governance practices in other international reference venues;

•                  Promoting the adoption of the recommendations established in the CMVM Corporate Governance Code that were deemed as good practices towards reinforcing PT’s governance system;

•                  Proposal to the Board of Director of operating rules for such body;

•                  Proposal to the Board of Directors of the creation of the Evaluation Committee within this body;

•                  Implementation of internal rules and procedures aimed at having a periodical revision of independence of directors and incompatibilities, independence and specialization of members of the Audit Committee;

•                  Proposal to the Board of Directors of a revision of the Code of Ethics applicable to Financial Officers;

•                  Revision of internal rules on the identification, decision-making procedure and disclosure of related-party transactions;

•                  Proposal to the Board of Directors of revision of the internal rules on transactions performed by officers of the Group;

•                  Evaluation of implications of amendments to legislation in force on the matter of financial information;

•                  Preparation of a communication to be addressed to the Board of Directors on the level of compliance by the Company with national and international rules, recommendations and best practices applicable to corporate structure and governance and principles and practices of conduct;

•                  Assessment of the governance practices of the Board of Directors;

•                  Comments on the draft governance report of the Company for the 2008 financial year;

•                  Preparation of the self-evaluation report, including the evaluation of the Committee’s internal operating rules.

The Corporate Governance Committee meets ordinarily once every quarter and whenever called upon by its Chairman, on his own initiative or at the request of any one of the Committee members. The Committee may not function without the presence or representation of the majority of its members. Its resolutions are passed by a majority of the votes cast, and the Chairman has a casting vote.

In addition to the above rules, the operating rules of the Board of Directors provide that the Corporate Governance Committee provides information to the members of the Board of Directors that are not members of such Committee.

During the 2008 financial year, the Corporate Governance Committee held 7 meetings, and several informal meetings were held in order to prepare such meetings.

4. Evaluation Committee

In line with the best national and international practices in the matter of corporate governance, as well as with the new recommendations issued by CMVM within this framework and with the Final Rules approved by the New York Stock Exchange on corporate governance following the Sarbannes-Oxley Act, the Board of Directors resolved, on 15 October 2008, to delegate to an Evaluation Committee the powers required for the evaluation of the executive members of the management body and of the Board of Directors as a whole, as well as consulting functions regarding the selection of the members of the management bodies of the most relevant companies within the PT Group.

Composition:

Henrique Granadeiro (Chairman)

Zeinal Bava (Member)

João de Mello Franco (Member)

Fernando Soares Carneiro (Member)

Joaquim Goes (Member)

Rafael Mora Funes (Member)

Jorge Tomé (Member)

19

As provided for under the corresponding delegation of powers, the Evaluation Committee is composed by the Chairman of the Board of Directors, the Chief Executive Officer, the Chairman of the Audit Committee and four non-executive directors, including at least one independent director, and their term of office shall be the same as the term of office of the Board of Directors. The Chairman of the Board of Directors of the Company shall be the Chairman of the Evaluation Committee, unless he is also the Chief Executive Officer, in which case one of the non-executive members designated for such purpose by the Board of Directors shall be th Chairman of this Committee.

The Evaluation Committee has the duties, powers and responsibilities as required to assist the Board of Directors in the following areas:

•                  Evaluation of the overall performance of the Board of Directors;

•                  Evaluation of the performance of the members of the Executive Committee, based on criteria as approved by the Compensation Committee appointed by the General Meeting of Shareholders.

Additionally, the Evaluation Committee has the duties and powers required to perform consulting functions in respect of criteria for selection of the members of the management bodies of some PT subsidiaries and of any special committees created within the Board of Directors.

In particular, the Evaluation Committee is entrusted with:

•                  Submitting to the Board of Directors and Compensation Committee, as applicable, a communication on the level of compliance by the Company with the legal and regulatory provisions, recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

•                  Assisting the Board of Directors within the framework of the annual evaluation of the performance of such body, submitting for such purpose a written annual performance evaluation report, and evaluating the performance of the members of the Executive Committee each year, in accordance with the objective criteria approved by the Compensation Committee for purposes and within the framework of the procedure of determining the variable component of the remuneration of executive directors, after the Chief Executive Officer has been heard;

•                  In view of the determination of the relevant remuneration criteria by the Compensation Committee, defining, for each term of office and each year, the goals of the Executive Committee, taking into account the plans approved by the Board of Directors;

•                  Proposing and discussing with the Compensation Committee the remuneration policy for members of the management and supervisory bodies of the Company, and issuing an opinion on the annual remuneration policy to be submitted by the Compensation Committee to the annual General Meeting of Shareholders;

•                  Discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

•                  Preparing and periodically reviewing the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT’s most relevant subsidiaries;

•                  Assisting the Board of Directors in the performance of its duties and powers in respect of cooptation of the Company’s directors, selection of directors (even if upon the initiative of shareholders having the capacity to submit lists to voting) and appointment and substitution of directors that compose special committees of the Company’s Board of Directors, as well as the directors composing the Executive Committee, in this latter case upon proposal of the Chief Executive Officer;

•                  Advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of PT’s most relevant subsidiaries.

The Evaluation Committee meets ordinarily once every quarter and whenever called upon by its Chairman, on his own initiative or at the request of any one of its members. The Committee may not function without the presence or due representation of the majority of its members. Its resolutions are approved by a majority of the votes cast, and the Chairman has a casting vote. The Chief Executive Officer must not vote in the Evaluation Committee in respect of resolutions concerning the annual evaluation of the performance of the members of the Executive Committee.

In addition to these rules, the operating rules of the Board of Directors provide that the Evaluation Committee provides information to the members of the Board of Directors that are not members of such Committee.

20

5. Structures Supporting The Executive Committee

Investor decisions pertaining to the allocation of capital to listed companies currently take into account not only economic evaluations, but also information transparency and the companies’ executive management safety, sustainability and reliability levels.

Therefore, the Executive Committee has appointed, within the scope of the powers delegated by the Board of Directors and only within the scope of its duties, three supporting structures in order to better perform its assignments.

The composition and duties of the structures supporting the Executive Committee are as follows:

Consultive Council

Luís Todo Bom (Chairman)

José de Almeida Mota (Member)

Aníbal Santos (Member)

João Confraria (Member)

José Manuel Tribolet (Member)

José Lamego (Member)

João Ribeiro da Fonseca (Member)

Amílcar Martins (Member)

Duties

The mission of the Consultive Council is to consider, together with the Executive Committee, major strategic issues faced by the PT Group, contributing to a corporate management of excellence.

The activity of the Consultive Council consists of assessing, together with the Executive Committee, areas with special relevance for PT or issues which level of importance so advise, notably regulation, competition, international investments, mergers, acquisitions and disposals, technological strategies and their implication in the Group’s business structure.

It is incumbent on the members of the Consultive Council, as to activities and shareholdings held or to be acquired by the PT Group to:

•                  Provide the Chief Executive Officer and the Executive Committee with information, assessments and opinions on matters of a regulatory, technological, economic and corporate nature;

•                  Analyse relevant aspects of economic trends, concerning both present and future prospects, notably in what regards factors capable of influencing or enhancing the PT Group business;

•                  Assist the Chief Executive Officer and the Executive Committee in developing corporate strategies and the best management practices;

•                  Issue opinions and recommendations on any matters eventually submitted to it by the Chief Executive Officer or by the Executive Committee.

Sustainability Committee

The composition of the Sustainability Committee results from other functions performed within the Group, as follows: PT’s CEO (Chairman of the Sustainability Committee)

•                  Directors of PT Comunicações, TMN, PT PRO, PT Compras, PT II, and PT Inovação responsible for the sustainability area within their companies;

•                  General-Secretary of PT (coordination with Fundação Portugal Telecom)

•                  Financial Reporting Officer

•                  Human Resources Officer

•                  Investor Relations Officer

•                  Internal Audit Officer

•                  Communication and Corporate Image Officer (operating coordination and implementation)

21

Duties

It is the Sustainability Committee’s responsibility to ensure that corporate sustainability is a part of and consistent with the Group’s strategy and transversal to all its companies.

The Committee has the following main global goals:

•                  Reinforcing the Group’s performance as a sustainable company, and disseminate this information both internally and externally;

•                  Ensuring the conditions required in order to include PT in the internacional sustainability indexes, aiming at gaining a leading position;

•                  Promoting an upgrade in the sustainable performance of the subsidiaries, evaluating and approving projects that these companies may develop in this area and stimulating the analysis of this issue at the meetings of the corresponding Executive Committees, at least twice each year.

The Sustainability Committee has the following duties:

•                  To develop a transversal corporate sustainability strategy that is integrated and consistent with the PT Group’s strategy;

•                  To ensure the creation within the PT Group of conditions as required for its sustainable growth, in a three-dimensional perspective, in economic, environmental and social terms, in accordance with international criteria;

•                  To evaluate, approve and support implementation initiatives and plans that subsidiaries may define in this area;

•                  To develop, promote and supervise projects and actions as required for the proposed goals;

•                  To identify, define and control the best teams to carry out such projects;

•                  To guarantee internal and external communication by reinforcing the performance of the PT Group as a sustainable company and making it recognized as such;

•                  To control and evaluate the action plan as established and incorporated in the sustainability strategy.

Disclosure Committee

Luís de Sousa Macedo (Chairman)

Francisco Nunes (Member)

Nuno Prego (Member)

Carlos Cruz (Member)

Nuno Vieira (Member)

Pedro Guterres (Member)

Duties

It is incumbent on the Disclosure Committee to define, document and disclose procedures as appropriate for adequate collection, processing and reporting of information, as well as to review all information disclosed by PT, notably: press releases, reports and accounts (annual and interim), Forms 20-F, notices to the CMVM and questionnaires sent to the media.

For such purpose, the Disclosure Committee shall approve and implement procedures and controls as required to ensure that information disclosure by PT to shareholders and investors:

•                  Complies with applicable laws and regulations;

•                  Is accurate, complete and made in due time;

•                  Reliably represents the Group’s financial position and the results of its operations in all material respects relevant to an adequate knowledge of its financial condition and performance.

During the 2008 financial year, the Consultive Committee held 8 meetings, the Disclosure Committee held 6 meetings and the Sustainability Committee held 1 meeting.

22

III. Supervision of the Company

1. Audit Committee

The Audit Committee is exclusively composed by non-executive directors, observing the requirements of article 423-B of the Portuguese Companies Code, which requires that the Audit Committee is composed by a majority of independent members as defined in article 414, no. 5 of that same Code, and that, of such independent members, at least one of them has had higher education as appropriate to carry out his duties and has knowledge of audit or accounting matters.

The members of the Audit Committee are appointed by the General Meeting of Shareholders together with all other directors, and the lists proposed for the Board of Directors shall identify the members to appoint to the Audit Committee and specify its Chairman.

Composition:

João de Mello Franco (Chairman)

José Xavier de Basto (Member)

Thomaz Paes de Vasconcellos (Member)

The Bylaws determine that the absence of any member of the Audit Committee shall be deemed as a definitive absence under the same terms as described above regarding the absence of members of the Board of Directors. Such definitive absence shall be declared by the Audit Committee, and the member in question shall be replaced as provided for in the law and the Bylaws.

As a supervisory body, the Audit Committee has, in addition to all other powers established in the law or the bylaws, the following powers:

•                  To approve and disclose the annual report of the supervisory activity, expressly mentioning any constraints faced;

•                  To approve an annual action plan contemplating, inter alia, the measures required for compliance with its powers and duties in the following year;

•                  To inform and discuss with the Board of Directors and the Executive Committee, within their respective powers and duties, any situations identified in the exercise of their powers and duties;

•                  To discuss and issue its prior opinion to the Executive Committee and External Auditors on any reports, documentation or information to be disclosed to the competent authorities;

•                  To adopt procedures to ensure compliance by PT with the legally and regulatory provisions applicable to the Company;

•                  To check the accuracy of financial statements and generally supervise the quality and integrity of the financial information contained in the Company’s financial statements;

•                  To control the preparation and disclosure of financial information;

•                  To analyse and issue its opinion on relevant matters connected to accounting and auditing aspects and impact on financial statements of changes to the accounting rules applicable to the Company and to its accounting policies;

•                  To control the auditing to the Company’s financial statements performed by the chartered accountant and the auditors, as well as to supervise and assess internal procedures on accounting and auditing matters;

•                  To propose the appointment of the Chartered Accountant to the General Meeting of Shareholders;

•                  To control the independence of the Chartered Accountant, notably as regards the rendering of additional services;

•                  Direct and exclusive responsibility as to the appointment, hiring, confirmation or termination of duties and determination of remuneration of the Company’s external auditors, as well as to the control over their qualifications and independence, and approval of audit and/or other services to be rendered by such external auditors or by persons associated to the same; the External Auditors of the Company must report and be subject to the direct and exclusive supervision of the Audit Committee, which each year shall obtain from and review with the external auditors an External Audit Report;

•                  To settle any differences between the Executive Committee and the abovementioned external auditors in respect of the financial information to be included in the financial statements to be reported to the competent authorities, as well as in respect of the procedure of preparation of the audit reports to be issued by the said external auditors;

23

•                  To control the quality, integrity and efficiency of the risk management system, internal control system and internal audit system, including an annual review of their adequacy and efficiency, and generally to supervise the execution of the functions performed within the framework of the Company’s internal audit and internal control system;

•                  To receive reports of irregularities, claims and/or complaints submitted by shareholders, Company employees or others, and to implement procedures aimed at receiving, recording and processing the same when related to accounting and auditing aspects, and internal control procedures on such matters;

•                  To comment and issue its prior opinion within its powers established by law or by the bylaws, and whenever it deems necessary or appropriate, on any reports, documentation or information to be disclosed or submitted by the Company to the competent authorities.

Independence, incompatibilities and specilisation of Audit Board members

For purposes of assessment of independence, non-existence of incompatibility situations and specialization of the members of the Audit Committee as such, the Audit Committee and the Board of Directors have adopted, on 31 January 2008, the internal Service Order no. 4,08, which was prepared on the basis of the independence concept set out under article 414, no. 5, the list of incompatibilities provided for under article 414-A and the specilization concept set out under article 414, no. 4, all of the Portuguese Companies Code and applicable by virtue of article 423-B of that same Code. All other applicable market rules, including the rules in force in the US market, notably the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Rule 10A-3 on Listing Standards Relating to Audit Committee of the SEC and the Final Rules approved under Section 303A on Corporate Governance Standards of NYSE were also taken into account.

In accordance with the abovementioned Service Order, the members of the Audit Committee must send to its Chairman, within the 10 business days following their appointment and no later than 31 January of each year, declarations prepared in accordance with an Appendix to such Service Order no. 4,08.

Additionally, where a member of the Audit Committee is or should be aware that a subsequent change regarding the independence, incompatibility and specialization requirements applicable to such member has occurred or will occur, the member in question must send to the Chairman of the Audit Committee, reasonably in advance or, if not possible to send it in advance, immediately after the fact.

Furthermore, should the Audit Committee conclude that, at a certain point in time, a member fails to comply, or may eventually fail to comply, with the requirements as to incompatibilities, independence or specialization as provided for under the Portuguese Companies Code, the Audit Committee will trigger the necessary mechanisms for replacement of such members as required for the composition of this corporate body to be in conformity with the applicable legal and bylaws provisions.

Taking into consideration the abovementioned rules and the communications made by its members in the course of the financial year, as of 31 December 2008 the Audit Committee complies with the provisions of article 414, no. 6 of the Portuguese Companies Code, since all its members are independent.

In this regard, it should be mentioned that, should the CMVM understand that re-election in any corporate body (and not exclusively in the supervisory body) is relevant for the purposes of paragraph b) of article 414, no. 5 of the Portuguese Companies Code, the Chairman of the Audit Committee, although having been elected for the first time for the supervisory body on 22 June 2007, was re-elected for more than two terms of office to carry out non-executive duties in the management body of the Company.

However, taking into account the provisions as expressly mentioned on the said rules, as well as the nature of the supervisoty duties, the Audit Committee understands that all its members are independent non-executive directors and its Chairman holds the qualifications required to carry out such duties. Therefore, the Audit Committee complies with the provisions of the CMVM Recommendation no. II.1.3.1.

24

Furthermore, it should be stressed that (i) independence of the members of the Company’s Audit Committee is also assessed in accordance with Rule 10A-3 on Listing Standards Relating to Audit Committee as approved by the SEC and with the tests known as Independence Tets set out in Section 303-A on Corporate Governance Standards issued by the NYSE, which are applicable to the Company as an entity with shares admitted to trading on the NYSE, and that (ii) all the members of the Audit Committee are independent according to such rules.

PT has not adopted further rules resulting in limitations to the maximum number of functions a member of the Audit Committee may perform or other incompatibilities applicable to the members of such Committee.

Operating rules of the Audit Committee

The Audit Committee adopted its internal operating regulation, which may be consulted on the Company’s website, on http:// www. telecom.pt/NR/rdonlyres/67EC0B7D-5B4B-49DA-B5E0-87B32C5D3B22/1411230/Regulamento_Comisso_de_Auditoria_PT.pdf.

The Audit Committee meets at least once every two months of each financial year, on the day and at the place established by its Chairman, although extraordinary meetings being called upon by its Chairman or at request by a majority of the members of the Committee.

Additionally, the Audit Committee may meet, on its own initiative, at least once every quarter of each financial year, either separately or with the Executive Committee, the Corporate Internal Audit Department or the Company’s External Auditors. Its members may participate in the meetings of the Executive Committee in which annual financial statements are reviewed.

The Audit Committee shall not function without the presence of the majority of its members in office. Its Chairman may, when clearly urgent or there is a justified impossibility, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although no member may represent more than one other member of the Audit Committee.

The Audit Committee’s resolutions are approved by a majority of the votes cast, and its Chairman has a casting vote.

The annual activity report of the Audit Committee is made available on the Company’s website, together with the financial statements, in compliance with the CMVM Recommendations no. II.4.2 and no. II.4.3.

During the 2008 financial year, the Audit Board held 13 meetings.

2. Chartered Accountant

The term of office of the Chartered Account, both effective and alternate, has lapsed on 31 December 2008, but such supervisory body will remain in office until new members are appointed pursuant to the Bylaws. As of 31 December 2008, the appointed officers were:

•                  P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, represented by Pedro João Reis de Matos Silva as Chartered Accountant (effective)

•                  Ascensão, Gomes, Cruz & Associado, Sociedade de Revisores Oficiais de Contas, represented by Mário João de Matos Gomes as Chartered Accountant (alternate).

Pursuant to its duties and in line with the CMVM Recommendations n.° II.4.4 and II.4.5, the Audit Committee assessed the independence of the Chartered Accountant (effective) and positively appraises its work in th 2008 financial year.

25

3. External Auditors

During the 2008 financial year, the annual remuneration paid to the Company’s External Auditors, Deloitte & Associados, SROC, S.A. (“External Auditors”), was 1,819,710 Euros, such payment corresponding to the following services:

External Auditors

	2007	%	2008	%
Audit fees	1,857,274	79%	1,262,490	69%
Audit related fees	277,978	12%	213,820	12%
Tax consultancy fees	18,900	1%	37,950	2%
Other fees–not audit nor audit-related	194,991	8%	305,450	17%
Total	2,349,143	100%	1,819,710	100%

In order to safeguard the independence of the External Auditors, the following powers of the Audit Committee were exercised during the 2008 financial year and should be highlighted:

•                  Appointment and hiring of External Auditors and responsibility for establishing their remuneration, as well as pre-approval of any services to be hired from the External Auditors;

•                  Direct and exclusive supervision by the Audit Committee;

•                  Annually obtaining, directly from the External Auditors, written information on the Auditors’ quality control internal procedures, any substantial issues arisen within such control or following any inquiry carried out by competent authorities over the last 5 years, as well as all relations existing between the Company and the Auditors or associated persons, including all services rendered and all services in progress; in fact, the Audit Committee, in order to evaluate independence, obtained from the External Auditors information on their independence in light of the Independence Standard Board no. 1 Independence Discussions with Audit Committees;

•                  Evaluation of the qualifications, independence and performance of External Auditors;

•                  Definition of the Company’s hiring policy concerning persons who have worked or currently work with the External Auditors;

•                  Review, with the External Auditors, of the scope, planning and resources to be used in their services;

•                  Responsibility for the settlement of any differences between the Executive Committee and the External Auditors concerning financial information;

•                  Definition of the annual fee limits to be paid regarding the services to be rendered by External Auditors and quarterly review of the contracting levels of such services.

Within this context, it should be particularly stressed that External Auditor independence was safeguarded by the implementation of the Company’s policy on pre-approval of the services to be hired to External Auditors, which results from the application of the rules issued by the SEC on this matter. According to such policy, the Audit Committee makes an overall pre-approval of the services proposal made by the External Auditors and a specific pre-approval of other services that will eventually be provided by the External Auditors, particularly the services other than “audit and audit related”.

It should also be stressed that, in accordance with the SEC rules, the Audit Committee, within its responsibilities, has defined the rules on the limitations and restrictions the PT Group must comply with should there be intention to hire persons currently employed by the External Auditors’ company.

26

4. Risk Management System

The management of business risks has been acquiring increasing relevance, not only due to the current globalization context, but also considering the great dynamism that characterizes the environment where the various business areas of the PT Group are carried out. In this way, risk management has a relevant role in mitigating risk factors in order to minimize the possible impact resulting from their materialisation both at company’s and stakeholders levels. Risk management also contributes to identify new opportunities.

As a Company listed on the Euronext Lisbon and on the New York Stock Exchange and as an organisation subject to high corporate governance and internal control requirements, the PT Group has since long ago strongly commited itself to a Risk Management System.

Furthermore, the Internal Control System, of which the Risk Management System is an integral part, has been certified by the External Auditors since 2006 pursuant to the SOX rules, with no material weakness.

In addition to ensuring compliance with all the rules to which the PT Group is subject, the Risk Management System is also viewed as a management tool inherent to the implementation and constant use of the best management practices.

Based on such commitment, PT has been extending the work already done, and it has been investing in a Risk Management System that holds a structured rationale permitting, in an effective manner, the identification of strategic and operational risks and to systematise the existing and the desired internal control levels in these areas.

In this way, the Management created an Internal Control and Risk Management Team that reports directly to an Executive Director (the Chief Financial Officer), whose mission is to carry out a permanent assessment of the Risk Management procedures that are set in place and to make improvements and adaptations as eventually identified, thus contributing to its efficiency and effectiveness, by using methods conforming to the best practices and complying, as regards internal control matters, with the COSO method.

Risk Management is promoted by the Executive Committee directly supported by the management teams of the various businesses, both at national and international levels, in order to ensure a prior identification and “prioritization” of critical risks, and the development of risk management strategies in order to implement appropriate controls and ensure a reduction in risk to an acceptable level. It should also be mentioned that the whole process is followed up and monitored by the Audit Committee, an autonomous supervisory body composed by non-executive members.

In this way, it is important to shortly describe the risks to which the Company is subject, in order to make the comprehension of the existing risk control system easier.

Main risk factors

As an economic group that carries out its business in several business areas, the PT Group is exposed to various risks, the following being the main risk factors:

•                  Regulation: The PT Group is subject to the risk of regulatory change or actions of national, international or European Union regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner. The Corporate Regulation Office is in charge of the management of the regulation risk, and shall be be up to date on new business regulations applicable to the sector with an impact on the PT Group, as issued by national and international entities.

•                  Competition: Potential reduction in the wireline service revenues as a result of the progressive effect of wireline-mobile replacement, as well as potential reduction in the PT Group’s revenues by virtue of an increase in competition by other operators or new players in the market, notably through (i) development of new products and services, (ii) aggressive marketing and sales policies, (iii) improvements in product and service quality, (iv) increase in productivity and cost reduction, and (v) re-configuration of the value chain from the customer’s point of view.

27

•                  Technological evolution: In view of the history of quick technological changes, the PT Group is subject to the risk of failing to leverage technological advances and developments in its business model in order to obtain ou maintain competitive advantages. The PT Group holds PT Inovação, a company created in order to implement the technological development of the Group’s businesses, at applied investigation, engineering services and development of innovating solutions and services levels, both in the domestic and international markets.

•                  Economic environment: The international financial crisis may lead to a recession in the Portuguese and world economies, which might have an impact on the level of product and service demand and, as a result, on the level of the operational and financial performance of the PT Group. In this sense, management continuously monitors impacts on the operational and financial performance of the Company.

•                  Financial markets: Recent events have increased uncertainty and volatility in financial markets. Risk premium in the markets generally, and for PT in particular, have increased significantly. In this way, the current conditions of the financial markets may have an adverse effect on the PT Group’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department. Portugal Telecom executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to variations in interest rates. The execution of agreements concerning financial instruments is made after a careful analysis of risks, benefits inherent to this type of transactions and consulting with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the financial markets’ evolution and of the positions held by the Company.

•                  Exchange rate exposure: Portugal Telecom holds financial investments in foreign countries which currency is not the Euro, namely Brazil and several African countries. Exchange rate fluctuations of those currencies against Euro affect the translation of the results attributable to Portugal Telecom and therefore impact Portugal Telecom financial position and results. Portugal Telecom does not have a hedging policy regarding the financial investment amount, notwithstanding the Executive Committee analyzes the execution of cash flow hedging of the dividends and other capital income.

•                  Strategic partnerships: The growth strategy at international level is based on a combination of alliances, joint ventures and partnerships that positively affect the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by reinforcing existing opportunities.

5. Whistleblowing

In 2005, PT implemented a set of procedures called “System for Qualified Communication of Undue Practices”, or Whistleblowing. Within this System, “undue practices” mean all acts or omissions, wilful or seriously negligent, which are attributed to the conduct of members of a corporate body and other managing officers, heads of departments, staff and remaining employees of Group companies, notably in matters pertaining to Accounting, Internal Control or Auditing, that may be reflected in the financial statements or in information sent to the Portuguese regulatory authority, the CMVM, or the US regulatory authority, the SEC, or that may cause damage to PT’s assets.

Taking this framework into account, whistleblowing is any communication of information made by any person who believes that there is evidence of any of the following:

•                  Violation of a law, rule or regulation;

•                  Bad management;

•                  Abuse of authority;

•                  Large fund squandering.

Upon implementation, the existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each of the employees and by the uploading of a text on PT’s website.

Any employee or person outside the Group (meaning a person that does not belong to the company’s staff – for instance, a shareholder, customer or supplier) may report undue practices through a website specifically created for such purpose: https:// napq.telecom.pt.

28

The communication is automatically encrypted, it may be sent from any computer (within or outside PT), and its identification is virtually impossible.

Both confidentiality of the communication and the anonymity of the person reporting will be ensured at all times, unless the person concerned unequivocally intends and declares otherwise.

In no case is tolerated any kind of retaliation against those that make the said communications.

The Audit Committee ensures the receipt and follow up of communications, which are first received by a Qualified Communication Analysis Team (NAPQ Núcleo de Análise de Participações Qualificadas), who process the communications and send them to the Audit Committee. The Audit Committee has powers to make the required decisions, reporting them to the CEO and CFO, as well as to other internal or external entities whose involvement is required or justified.

IV. Remunerations

1. Compensation Committee

The Compensation Committee is elected at the General Meeting of Shareholders and serves the purpose of defining the remuneration policy of the members of PT’s corporate bodies, determining the remunerations applicable taking into account the performance (following an evaluation made by the Evaluation Committee) and the economic position of the Company.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ performance, checking the extent to which the proposed targets have been achieved. The Compensation Committee meets whenever necessary to performed its functions.

The members of the Compensation Committee were elected on 22 June 2007 to complete the 2006-2008 term of office, which ended on 31 December 2008. According to the Bylaws, the members of the Compensation Committee shall remain in office until new members are appointed.

Composição

Álvaro Pinto Correia (Chairman)

João de Mello Franco* (Member)

Francisco Esteves de Carvalho (Member)

Indepence of the members of the Compensation Committee

Notwithstanding the necessary articulation of this Committee with the Board of Directors, the composition of the Compensation Committee seeks to obtain the highest possible level of independence of its members from the members of the management body. Two members of the Compensation Committee, including its Chairman, are not members of the Board of Directors or of any committee within the Company. The Compensation Committee is also composed by the Chairman of the Audit Committee, who is bound to specific duties as a result of his functions in the supervisory body.

Additionally, no member of the Compensation Committee has any family relationship with members of the management body by way of marriage, kindred or affinity in a direct line and up to and including the third degree.

The members of the Compensation Committee are remunerated for the functions performed in this Committee, except the member who is also the Chairman of the Audit Committee. The remunerations of the members of the Compensation Committee were determined by an ad hoc Committee composed by Prof. João Calvão da Silva, Mr. Rui Silveira and Mr. Rodolfo Lavrador, which Committee was elected for such purpose by the annual General Meeting of Shareholders held on 28 March 2008. The said ad hoc Committee was dissolved immediately after determining such remunerations.

* The Member of the Compensation Committee João de Mello Franco is also a non-executive director of PT is a member of the Compensation Committee as Chairman of the Audit Committee.

29

At the General Meetings of Shareholders held by the Company, at least one of the members of the Compensation Committee has been present, and therefore PT complies with the CMVM Recommendation no. II.1.5.3.

2. Remuneration of directors

Remuneration policy for executive and non-executive directors

The remuneration policy for executive and non-executive members of the Board of Directors (such policy including the members of the Audit Committee) is described on the declaration on this matter to be submitted by the Compensation Committee to the annual General Meeting of Shareholders to be held on 27 March 2009, in compliance with the part concerning this matter of the CMVM Recommendation no. II.1.5.2. Such declaration is set out in Appendix IV hereto.

At the annual General Meeting of Shareholders dated 28 March 2008, a description of the director remuneration policy and of its implementation during the 2007 financial year was also submitted to the shareholders in a text incorporated in the corporate governance report for such year.

Fixed and variable remunerations for executive and non-executive directors

See note 45 to the consolidated financial statements set out in the Report and Consolidated Accounts for 2008.

As to the deferment of payment of variable components, it is expected that the payment of the multi-annual variable component to executive members will be made at the end of each term of office, as per declaration on the remuneration policy for directors described in the said Appendix IV.

Amounts paid to directors by companies in a control or group relationship

During the 2008 financial year, no amounts were paid to PT directors by companies in a control or group relationship.

Payments in connection with the termination of directors’ duties during their term of office

PT has established with the Chairman of the Board of Directors and the Chief Executive Officer individual agreements, whereby, should such directors not be re-appointed once their current term of office lapses, they will be entitled to a compensation equivalent to the remuneration they would earn in up to two subsequent years - such compensation incorporating a variable component. In return, those directors undertook not to carry out a business competing with PT for a certain period, as agreed between the parties.

In addition, under the terms of those same agreements, should PT remove such directors from office without just cause, PT would have to pay, cumulatively, a compensation equivalent to the remuneration they would earn until the end of the then current term of office.

These directors do not have an employment agreement with PT, nor have they access to its pension funds.

Allotment of shares or other share incentive system - Bonuses, non-financial benefits and profit sharing

There are no share allotment or stock option plans or other share programme based on share price variation or share incentive system. There are no annual bonuses or non-financial benefits of any nature, notably profit sharing.

Complementary pension ou early retirement systems applicable to directors

One director is included in the Post Retirement Benefits Plan sponsored by PT Comunicações, which includes all employees hired by PT until 1994 or, in respect of the former Marconi company, until 1998. See note 9 of the Appendix to the consolidated financial statements set out in the Report and Consolidated Accounts.

30

Estimate of other non-financial benefits

No significant non-financial benefits were granted to the directors, other than those described above. In fact, the Chairman of the Board of Directors and the members of the Executive Committee are only granted, as applicable, the benefits set forth for the Company’s senior officers.

3. Remuneration of the members of the Supervisory Bodies

The remuneration policy for members of the supervisory body (incorporated in the director remuneration policy) is described on the declaration on this matter to be submitted by the Compensation Committee to the annual General Meeting of Shareholders to be held on 27 March 2009, in compliance with the part concerning this matter of the CMVM Recommendation no. II.1.5.2. Such declaration is set out in Appendix IV hereto.

The remuneration of the members of the Audit Committee is set out in note 45 to the consolidated financial statements included in the Report and Consolidated Accounts for 2008, and no payment was deferred.

No payment in excess of twice the corresponding fixed monthly remuneration is expected to be made to the members of the Audit Committee, in case of termination of duties during their term of office.

During the 2008 financial year, the Company’s Chartered Accountant was remunerated in accordance with remuneration practices and conditions as usual for similar services, subsequent to the execution of a services agreement and following a proposal submitted by the Audit Committee.

4. Remuneration of Corporate Officers

In the annual General Meeting of Shareholders to be held on 27 March 2009, the Board of Directors will submit to the shareholders a declaration on the remuneration policy for the corporate officers of the PT Group, in the meaning of article 248-B of the Portuguese Securities Code, other than those composing the management or supervisory bodies. This declaration will be submitted together with information on the remunerations actually paid to such managers, as per note 45 to the consolidated financial statements included in the Report and Consolidated Accounts for 2008. As a result, the part concerning this matter of the CMVM Recommendation no. II.1.5.2 is complied with.

V. Shareholders and general meeting of shareholders

1. General meeting of shareholders and its board

The General Meeting of Shareholders, composed of shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of board of the General Meeting of Shareholders by the Board of Directors, the Audit Committee or shareholders representing at least 5% of the share capital.

The meetings are held at the registered office or other location as chosen by the Chairman of the board pursuant to the law. They cannot take place by remote-access telematic means.

The members of the board of the General Meeting of Shareholders were elected on 21 April 2006 for the 2006-2008 term of office, which ended on 31 December 2008. However, pursuant to the Bylaws the members elected to the board of the General Meeting of Shareholders shall remain in office until new members are appointed.

Board of the General Meeting of Shareholders

António Menezes Cordeiro (Chairman)

Eduardo Vera-Cruz Pinto (Vice-Chairman)

Francisco Leal Barona (Secretary)

31

The General Meeting of Shareholders is called and conducted by the Chiarman of its board or, in his absence or impossibility to conduct the works, by the Vice- Chairman.

The members of the board of the General Meeting of Shareholders comply with the independence requirements of article 414, no. 5 and incompatibility rules of article 414-A, no. 1, both of the Portuguese Companies Code, applicable by virtue of the provisions of article 374-A of that same Code.

In carrying out their duties, notably in the preparation, call and conduction of General Meetings of Shareholders, as well as in replying to queries raised or requests submitted by the shareholders, the Chairman of the board of the General Meeting of Shareholders, in addition to being assisted by the Vice-Chairman and the Secretary, has the support of the services of the Company’s General Secretariat, which is provided with human and technical resources as required for the General Meeting to be appropriately held, taking into account, inter alia, the number of participants and the agenda of each meeting. The Chairman of the Board of the General Meeting of Shareholders is also provided with logistic support as required to carry out his duties, and the shareholders may contact the board of the General Meeting of Shareholders through the following contacts:

Chairman of the board of the General Meeting of Shareholders

Address: Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisboa
Telephone: +351.800.207.369
Fax: +351.215.001.890
E-mail: “mailto:assembleia-ptsgps@telecom.pt” assembleia-ptsgps@telecom.pt

By determination of the Compensation Committee approved during the 2008 financial year, the remuneration of the Chairman of the board of the General Meeting of Shareholders corresponds to the remuneration of a non-executive director of the Company.

2. Right to vote

According to the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together and be represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote. Only shareholders entitled to vote may attend a meeting of shareholders with voting rights.

Within the framework of American Depository Receipts (ADR) or Global Depository Receipts (GDR) programmes having as their object Company shares, the holders of ADR or GDR are deemed to be the shareholders, while the entity in whose name the shares are registered is deemed a simple representative of the shareholders, provided however that such shareholders comply with the conditions set forth in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Meeting of Shareholders.

For confirmation of voting rights, the Bylaws require that shareholders provide evidence of the registration of the shares in a book-entry securities account no later than 5 business days prior to the relevant meeting, and such shares should remain inscribed in the name of the shareholder at least until the General Meeting is closed.

As of 31 December 2008, the Bylaws provide that blocked shares should remain inscribed or registered in the name of the shareholder at least until the General Meeting is closed. However, the Board of Directors will submit a proposal to the annual General Meeting of Shareholders to be held on 27 March 2009 in order to amend article 13, no. 4 of the Bylaws, so that the Bylaws will expressly provide that share blocking may be released in the event of adjournment of the General Meeting. Should this proposal be approved, in case of adjournment of a meeting, share blocking may be cancelled, and shareholders will not have to prove, once again, the registration of the shares in a book-entry securities account until no later than 5 business days prior to the date on which the meeting is resumed.

Notwithstanding the foregoing, the Company had already implemented a similar practice. In fact, in respect of the annual General Meeting of Shareholders held on 1 April 2005, which was adjourned and then resumed on 29 April 2005. PT informed that shareholders who had blocked their shares for the purpose of participating in the General Meeting could unblock such shares, and then provide evidence, until a certain date, of ownership of the PT shares they held and make a new share blocking in order to participate in resumed General Meeting of Shareholders.

As described above, PT complies with the CMVM Recommendtion no. I.2.2.

32

There is no system specifically applicable to employees’ shareholdings which involves that the corresponding voting rights shall not to be exercised directly by the employees.

3. Limitations on the transferability and ownership of shares and the exercise of voting rights; shareholders agreements

There are no limitations on the transfer of shares nor measures which effect is to automatically cause a serious erosion in the Company’s assets in case of change in control or of change in the composition of the management body. The Company has no knowledge of the existence of any shareholders agreements.

However, the Bylaws provide for limitations on the execise of voting rights and on ownership of shares as described hereinafter.

Limitation on counting of the votes of a single shareholder

According to article 13 of the Company’s Bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total voting rights corresponding to the share capital shall not be counted. Shares held by a person in situations as provided for under article 20 of the Portuguese Securities Code shall be deemed to belong to the shareholder, and the limitation on the counting of votes cast by each person affected by the said provision shall be proportional to the number of votes held and cast.

Limitations on ownership of shares

Pursuant to the Bylaws, shareholders which are, either directly or indirectly, engaged in an activity which competes with the activity being performed by companies in a controlling relationship with PT may not hold more than 10% of the company’s ordinary shares without the prior authorization of the General Meeting of Shareholders.

4. Voting by correspondence, by electronic means and by proxy

The Company Bylaws provide that the voting by correspondence or by electronic means may encompass all matters contained in the notice, under the terms and conditions set forth therein, and votes cast in this way shall be considered at the time of the counting by adding the same to the voting rights exercised in the course of the General Meeting.

The Bylaws further provide that the terms and conditions for voting by correspondence or by electronic means shall be defined by the Chairman of the board of the General Meeting of Shareholders on the notice, in order to ensure their authenticity, regularity, security, reliability and confidentiality up to voting.

In any case, vote authenticity shall be ensured before the Chairman of the board of the General Meeting of Shareholders by means of a communication, with a legally acknowledged signature, in the case of corporations, or, in the case of individuals, with a simple signature together with a photocopy of the relevant identity card. In order to guarantee vote confidentiality, the said communication shall be sent in a closed envelope that will only be considered at the time of vote counting.

Additionally, votes cast by correspondence or electronic means are deemed as negative votes as to any resolution proposals submitted after such votes were cast. The presence at a General Meeting of a shareholder who had exercised his voting rights by correspondence or electronic means, or of his representative, determines the revocation of the vote so cast.

33

Voting by correspondence

According to the procedures generally followed by PT, the voting by correspondence shall be performed as follows:

•                  Shareholders entitled to vote may, according to article 22 of the Portuguese Securities Code, exercise such vote by correspondence, provided that, by the time and date scheduled on the notice, a communication addressed to the Chairman of the board of the General Meeting is delivered to the latter, such communication to be with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and set out the address to where voting papers and other documentation should be sent. In reply, the voting papers and other relevant documentation will be sent to such shareholders, who shall send to the Chairman of the board of the General Meeting, in such a way as to be received by the time and date scheduled on the notice for the General Meeting (the Bylaws establish no deadline—a 5-business day period had usually been adopted, but, as from the 2008 annual General Meeting, this was reduced to 3 business days, in compliance with the CMVM Recommendation no. I.3.2), a closed envelope containing another closed envelope with the duly filled in voting papers.

•                  Notwithstanding the possibility to download the voting papers from the Internet according to the next paragraph, there are voting papers available to shareholders at the offices of the Company, and the same may also be provided by hand delivery, by post or by electronic mail.

•                  As an alternative, shareholders may also download the voting papers from the Internet site www.telecom.pt, and send the same, addressed to the Chairman of the board of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the ID card (or, for corporations, a legally acknowledged signature), by the time and date scheduled on the notice for the General Meeting.

•                  In any case, shareholder votes may only be considered if the declaration of the financial intermediary entrusted with the registration of the relevant shares is received no later than 5 business days prior to the General Meeting.

Voting by electronic means

Also according to a practice implemented in the company, shareholders may vote through the Internet site www.telecom.pt, according to the requirements established thereon, provided that, by the time and date scheduled on the notice for the General Meeting of Shareholders, they deliver to the Chairman of the board of the General Meeting a communication, prepared in accordance with the form made available on that same Internet site, with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and setting out the post address to where the password to be made available by the Company should be sent.

Such shareholders may exercise their voting rights during the period established on the notice for the General Meeting of Shareholders. Only the votes of shareholders in respect of whom the declaration of the financial intermediary entrusted with the registration service of the relevant shares has been received during the period fixed on the notice for the General Meeting may be taken into account.

Shareholder representation

Shareholders may participate directly in the General Meeting or appoint their representantives, within the broadest terms foreseen in the Portuguese Companies Code. A signed letter addressed to the Chairman of the board of the General Meeting of Shareholders is a sufficient instrument of representation.

For such purpose, shareholders may access the representation letter form made available on Internet site HYPERLINK “http:// www.telecom.pt” www.telecom.pt, in accordance with information disclosed by the Company in the relevant General Meeting notice, in compliance with article 23 of the Portuguese Securities Code.

5. Preparatory information and information subsequent to the meeting

The proposals to be submitted by the Board of Directors to the General Meeting of Shareholders, as well as the reports that must be attached thereto and all other preparatory information data, are made available to shareholders at the Company’s registered office for a period of no less than 15 days prior to the meeting. The content of such documents is also disclosed on the Company’s website, both in Portuguese and in English.

34

Additionally, the financial statements are made available to shareholders on the CMVM Information Disclosure System, also at least 15 days prior to the meeting.

In order to provide easier access to such documents, especially by foreign shareholders, the Investor Relations Office will send the same by post, fax or electronic mail, upon request.

Moreover, the text of the notice for the General Meeting of Shareholders and of the proposals received by the board of the General Meeting of Shareholders will be available on the Company’s website sufficiently in advance to the day of the General Meeting and as provided for by law and regulations.

PT discloses a summary of the resolutions approved at the General Meeting of Shareholders on the CMVM Information Disclosure System and on its website, as well as through its Investor Relations Office.

In order to comply with the CMVM Recommendation no. I.5.1, PT will make available on its website, as from its next annual General Meeting, a summary of the minutes and results of the votings, within 5 days from the next annual General Meeting of Shareholders to be held on 27 March 2009.

PT keeps on its website, in respect of the three preceding years, a record of the agendas and resolutions approved at the General Meetings, as well as information on the attendance to the meetings.

6. Amendment to the bylaws

Meeting quorum

In order to meet (and be able to start works) so as to resolve on an amendment to the Bylaws, on a first call, shareholders holding at least shares corresponding to one third of the share capital must be present or represented. There is no such requirement for a second call, and the General Meeting may approve resolutions on any matter whatever the number of shareholders present.

Resolution quorum

In order to resolve on an amendment to the Bylaws, a majority of two thirds of the votes cast is required.

However, if shareholders holding at least half the share capital are present or represented at a General Meeting held on second call, the amendment to the Bylaws may be resolved by a majority of the votes cast, and in this situation no two-third majority is therefore required.

Thus, PT Bylaws do not establish a quorum for the Meeting to be held or a quorum to approve resolutions that is higher than the ones set forth in the law.

In any case, no resolutions on Bylaws amendments may be approved against the votes of the majority of the class A shares, as referred to in Chapter 3, I., 1. hereof.

Additionally, the Board of Directors is authorized to increase the share capital, subject to an opinion in favour issued by the Audit Committee and following a resolution of the General Meeting of Shareholders, according to the terms described in Chapter 3, I., 1. hereof.

35

3_Information on the company

I. Capital structure and major shareholders

1. Capital structure

Upon completion, on 10 December 2008, of a share capital reduction in the amount of 1,382,480.31 Euros, through the cancellation of 46,082,677 own shares, PT’s share capital is, as from such date, 26,895,375 Euros, and it is fully paid up and represented by 896,512,500 shares with a nominal value of three Euro cents each.

Five hundred of such shares are class A shares, which is equivalent to 0.0000558% of the total share capital. According to the Bylaws, a majority of class A shares must be held by the Portuguese State or other entities belonging to the State sector (therefore, these shares are not admitted to trading on any regulated or non-regulated market), and are currently held by the Direcção-Geral do Tesouro.

Class A shares grant their holders special rights as provided for under article 14, no. 2 and article 19, no. 2 of the Company’s Bylaws, as follows:

The following matters may not be approved at a General Meeting of Shareholders against the majority of the votes corresponding to the Class A shares:

•                  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform activities competing with those of the companies with a control relationship with PT;

•                  Amendments to the bylaws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the determination of parameters for share capital increases as may be resolved upon by the Board of Directors;

•                  Issuance of bonds or other securities, determination of the value of issuance to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as determination of parameters for the issuance of such bonds as may be resolved upon by the Board of Directors;

•                  Resolutions on the application of the financial year results, in the event of a dividend in a percentage higher than 40% of the distributable profits;

•                  Election of the board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Chartered Accountant;

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles concerning the policy for shareholdings in companies, as well as, in cases where those principles require prior authorization by the General Meeting of Sharehodlers, the approval of resolutions on such acquisitions and disposals;

•                  Moving the Company’s registered office.

In addition, the election of one third of the total number of directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of the Class A shares.

The Company’s Bylaws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the holders of the class A shares, as described above.

All PT ordinary shares are admitted to trading on the Eurolist by Euronext regulated market.

According to the Bylaws, the Board of Directors is authorised to increase the share capital, on one or more occasions, through contributions in cash, in an amount up to 15,000,000 Euros, provided however that the Audit Committee gives an opinion in favour of such share capital increase and the increase is preceded by a resolution of the General Meeting of Shareholders establishing the parameters to which such increase or increases are subject, such parameters to be established as provided for in the Bylaws.

36

2. Major shareholders

Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
17-Dec-08	Telefónica	89.651.250	10,00%	10,00%
31-Dec-08	Brandes Investments Partners	84.975.020	9,48%	7,52%
31-Dec-08	Espirito Santo Group	83.694.971	9,34%	9,34%
31-Dec-08	Caixa Geral de Depósitos Group	65.298.917	7,28%	7,28%
12-Mar-07	Ongoing Strategy Investments (1)	60.404.969	5,35%	5,35%
15-Dec-08	Barclays Group (2)	23.924.243	2,54%	2,54%
26-Dec-08	BBVA (3)	23.089.754	2,58%	2,58%
05-Jun-07	Visabeira Group (1)	22.667.473	2,01%	2,01%
04-Apr-08	Controlinvest Comunicações (4)	20.421.247	2,17%	2,17%
10-Apr-08	Taube Hodson Stonex Partners (4)	19.401.182	2,06%	2,06%
30-Dec-08	Ontario Teachers’ Pension Plan Board	17.938.889	2,00%	2,00%

(1) Reported before share capital reductions occurred on 20 December 2007, 24 March 2008 and 10 December 2008. (2) Information regarding the holding on 5 December 2008, i.e, before the share capital reduction occurred on 10 December 2008. (3) In January 2009, BBVA reduced its holding to 0.76% of PT’s share capital and corresponding voting rights. (4) Reported before share capital reduction occurred on 10 December 2008.

Updated information on qualified holdings in the Company may be consulted at www.telecom.pt or the CMVM site.

3. Transactions with related parties

Relevant transactions with members of corporate body, owners of qualified holdings or companies in a control or group relationship with PT are described in Note 45 to the consolidated financial statements included in the Report and Consolidated Accounts for 2008.

37

4. Change of control

In the normal course of business, PT has entered into agreements that might be amended or terminated in the event of a change of control in the Company. Due to their relevance the following agreements should be highlighted:

•      Shareholders’ agreement dated 16 April 1999 on the incoporation of Médi Telecom between the companies of the Banque Marocaine du Commerce Exterieur Group, Holdco, SA, Telefónica Intercontinental, SA and Portugal Telecom. Under such agreement, in the event of a change of control in any party thereto, the other parties shall have a call option whereby they may require that the party affected by the change of control dispose of its holding in Médi Telecom to the other parties for the fair market price with a 10% discount. In case this call option is exercised by more than one party, the acquisition of the holding of the party affected by the change of control shall be prorated. In PT’s case, and for the purposes of this agreement, a change of control shall be deemed to exist upon acquisition by a direct or indirect competitor of the Group of a controlling share in PT.

•      Shareholders agreement dated 17 October 2002 between Telefónica and PT, whereby it was agreed that Telefónica Móviles shall be entitled to sell to PT, who shall be obliged to purchase, its shareholding in Brasilcel in the event of a change of control in PT or in any of its subsidiaries owning, directly or indirectly, a shareholding in Brasilcel. Similarly, PT shall be entitled to sell to Telefónica, who shall be obliged to purchase, its shareholding in Brasicel, in the event of a change of control in Telefónica or in any of its subsidiaries owning, directly or indirectly, a shareholding in Brasilcel.

PT describes the financial covenants that may affect the Company, notably concerning change of control clauses, under note 35.9 to the consolidated financial statements included in the Report and Consolidated Accounts for 2008.

The Company does not adopt any defensive measures the effect of which is to automatically cause serious erosion in the company’s assets in the event of a change of control (or change in the composition of the Board of Directors), as referred to in Chapter 2, V., 3 above, nor are there any agreements between PT and the members of the management body and corporate officers providing for compensation in the event of resignation, removal without just cause or termination of employment relationship following a change of control in the Company.

II. Economic rights

1. Share price evolution

38

Most relevant facts announced during the 2008 finacial year

16 January _ Acquisition of 21,000,791 PT shares thorugh equity swaps

18 January _ Resignation of a non-executive Board member

31 January _ Resignation of two non-executive Board members

31 January _ Acquisition of 10,984,998 PT shares through equity swaps

12 February _ Appontment by cooptation of two non-executive Board members

13 February _ Acquisition of 10,765,997 PT shares through equity swaps

28 February _ 2007 annual results

7 March _ Acquisition of 20,919,219 PT shares through equity swaps

20 March _ Acquisition of 83,204,823 PT shares, corresponding to 8.11% of the Company’s share capital social, through equity swaps

24 March _ Reduction in the share capital from 30,774,000 euros to 28,277,855.31 euros within the framework of the share buy-back programme

25 March _ Sale of a 34% holding in Banco Best

28 March _ PT Annual General Meeting of Shareholders

28 March _ Appointment of Zeinal Bava as Chief Executive Officer

28 March _ Filing of the annual report—Form 20-F with SEC

2 April _ Presentation of the TV strategy and launching of the TV offer based on satellite service

4 April _ Completion of the acquisition by Vivo of shareholder control in Telemig Participações

8 April _ Announcement by Vivo of the voluntary tender offer over up to 1/3 of the preferred shares in Telemig Celular and Telemig Participações

22 April _ Agreement for tender for Terrestrial Digital Television (TDT)

24 April _ Payment of dividend in respect of the 2007 financial year

30 April _ Appointment of the new person responsible for PT’s Investor Relations

8 May _ Results for the first quarter of 2008

5 June _ Acquisition of 10,073,059 PT shares through equity swaps

18 June _ Meo exceeds 100 thousand customers

20 June _ Resignation of executive Board director

30 June _ Preliminary decision awarding victory to PT in the TDT tender

30 June _ Acquisition of 10,024,764 PT shares through equity swaps

7 July _ Notification on mobile termination tariffs

11 July _ Acquisition of 10,557,000 PT shares thorugh equity swaps

25 July _ Completion of the de share buyback programme

7 August _ Results for the first six months of 2008

1 September _ Notification of decision by Anti-Trust Authority

9 September _ Notification on mobile termination tariffs

23 September _ Meo exceeds 200 thousand customers

13 November _ Results for the first nine months of 2008

10 December _ Reduction in the share capital from 28,277,855,31 euros to 26,895,375 euros within the framework of the share buyback programme

18 December _ Meo exceeds 300 thousand customers

2. Dividend

Dividend policy

The Company adopts a dividend distribution policy that, as a general rule, takes into consideration the business opportunities of the PT Group, investor expectations and the financing needs concerning shareholders equity, taking into account capital’s cost and opportunity.

The Board of Directors is exclusively responsible for the proposal of dividend distribution, subject to Portuguese legislation and the Company’s Bylaws.

39

According to the Company’s Bylaws, at least 40% of the distributable profits of PT(2) shall be distributed to the shareholders as dividend, although the General Meeting of Shareholders may resolve, by a qualified majority of two-thirds of the votes cast, to reduce or not to distribute the dividend.

The votes of the majority of the class A shares is required to resolve on the distribution of a dividend higher than a percentage of 40% of the distributable net profits.

Dividend distributed in the last five financial years

Taking into account the general dividend distribution policy as described above, until 2005 PT carried out a progressive dividend policy that involved investment return higher than the average of similar European companies.

As from the 2005 financial year, and within the takeover bid to which the Company was subject, in 2006 and beginning of 2007, the Board of Directors submitted to the shareholders a remuneration package that included the payment of an annual dividend of 0.475 Euros per share in 2006-2007 (concerning the financial years of 2005 and 2006) and 0.575 Euros per share in 2008-2009 (concerning the financial years of 2007 and 2008).

In this way, the gross dividend per share pertaining to the last five financial years were as follows:

2007	>	0.575 euros
2006	>	0.475 euros
2005	>	0.475 euros
2004	>	0.350 euros
2003	>	0.220 euros

The Board of Directors will submit to the annual General Meeting of Shareholders a proposal for the allotment of a dividend to shareholders in an amount of 0.575 euros per share, concerning the 2008 financial year, thus completing the implementation of the proposed remuneration package.

The said shareholder remuneration package also included a remuneration of 2.1 billion Euros corresponding to a share buyback programme, at market price, which was executed through the acquisition of a minimum of 16.5% of the share capital as of 31 December 2006. Implementation of such programme was completed on 25 July 2008, having PT acquired and cancelled a total of 232,344,000 own shares within the framework of such programme (the last shares acquired have been cancelled in December 2008) corresponding to 20.58% of the share capital on the date the share buyback programme was proposed to the shareholders in 2007.

Furthermore, during the 2007 financial year, the Company freely allotted to its shareholders its holding in the subsidiary PT Multimédia, also in accordance with the terms of the abovementioned shareholder remuneration package, thus executing the spin-off of such company and its subsidiaries. Within this framework PT disposed of 180.6 million PT Multimédia shares.

Once the implementation of the remuneration package proposed to the shareholders within the Takeover Bid is completed, as described above, the Board of Directors which will be elected at the Annual General Meeting of Shareholders will establish the dividend distribution policy to be applied by PT in the next few years.

3. Plans for allotment of shares or share call options

During the 2008 financial year, the Company did not adopt any share allotment plans or share call options, nor did any such plans remain in force, regarding Group directors or employees.

(2) Calculated in light of the net income evidenced on the individual financial statements and determined according to the accounting principles in force in Portugal, after deduction of retained losses and a 5% allocation to the legal reserve until it has reached 20% of the share capital, and amortization of expenses as provided for under article 33 of the Companies Code.

40

III. Sustainable development and social responsibility policy

The corporate sustainability strategy in PT is integrated in a consistent and transverse way within the Group and lies on the development and monitoring of a vast combination of practices and procedures at three main levels: economic, environmental and social.

Corporate social responsibility at the ethic, economic and environmental levels are different sides that are intrinsic in this strategy, and that PT expects to progressively consolidate and renew in a systematic and transverse way as to the Group’s business.

Within this framework, PT is a signatory of and actively participates in a number of international organisations connected to the advancement of the best practices leading to sustainable development. PT is a signatory of the sustainability principles of the United Nations Global Compact, the Social Responsibility charter of the Union Network International, the sustainability charter of ETNO — European Telecommunications Network Operators Association, and is a member of the Business Council for Sustainable Development of Portugal (BCSD Portugal).

The sustainability report is published each year, simultaneously with the consolidated report and accounts, and it is prepared in accordance with the guidelines of the Global Reporting Initiative (GRI). The report is audited by an independent external entity. This document outlines the practices and economic, social and environmental references that allow the performance of the company to be highlighted in a tridimensional sustainability perspective, as well as the commitments undertaken by PT towards its stakeholders.

IV. Investor relations

It is PT’s policy to supply clear and transparent information, on a regular basis, to its shareholders and other members of the financial community.

The purpose of the Investor Relations Office consists in ensuring adequate relations with shareholders, investors, analysts and financial markets generally, in particular with the Markets and Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases on quarterly, interim and annual results, as well as any inside information affecting the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general - shareholders, investors (both qualified investors and retail) and analysts.

The Investor Relations Office has a call centre that can be accessed through a free number, and that provides clarifications to investors. It is open Monday to Friday, from 9 am to 6 pm.

During 2008, PT pursued its investor relation activities, and held several events, notably roadshows, presentations to investors and analysts, meetings and conference calls, and it has taken part in conferences in Europe and the United States.

Overall, PT held, in 2008, over 160 meetings with analysts and investors. Additionally, PT held, on a regular basis, meetings and conference calls with investors and analysts at the company’s registered office.

The three roadshows that took place in Europe and the United States should be highlighted. The two most important took place one, in May, in Europe (after disclosure of the results for the first quarter), and the other one, in November, in Europe and the US (after disclosure of the results for the first nine months of the year).

41

The quality of the investor relation activities was once again considered as a reference by the financial community both at national and international levels. Any interested party may have access to the Investor Relations Office through the following contacts:

Nuno vieira

Investor Relations Office

Telephone: +351.21.500.1701

Fax: +351.21.500.0800

E-mail: “mailto:nuno.t.vieira@telecom.pt” nuno.t.vieira@telecom.pt

Address: Av. Fontes Pereira de Melo, 40-9º, 1069-300 Lisboa – Portugal

Company Switchboard: +351.21.500.2000

Websites: “http://www.telecom.pt” http://www.telecom.pt; HYPERLINK “http://ir.telecom.pt” http://ir.telecom.pt

In addition to other information, the Investor Relations Office keeps the following information on PT’s website, in a clearly iden-fiable and updated manner, in Portuguese and in English:

•                  Company name, its nature of public company, registered office and other data pursuant to artcile 171 of the Portuguese Companies Code;

•                  The Bylaws;

•                  The identity of the members of the corporate bodies and of the representative for relations with the CMVM and the market;

•                  Duties of and access to the Investor Relations Office as described above;

•                  For a period of five years, the annual and interim financial statements;

•                  A six-month schedule of corporate events, which is disclosed at the beginning of each six-month period and includes, among other information, scheduled General Meetings of Shareholders and disclosure of annual and interim accounts;

•                  Proposals to be submitted to discussion and voting at the General Meeting of Shareholders, at least 15 days in advance of the meeting date;

•                  Notices of the General Meetings of Shareholders, at least 30 days in advance of the meeting date.

42

Appendix I

United States rules applicable to PT as a Foreign Private Issuer

As a foreign private issuer listed on the New York Stock Exchange (“NYSE”), PT is subject to the following set of mandatory corporate governance rules, which are fully complied with by PT:

•      The following provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)(3), as well as the rules approved by the Securities Exchange Commission (“SEC”) implementing such provisions(4) (both SOX and SEC rules and regulations are fully complied with by PT):

Sarbanes-Oxley Act

Sections 201 and 202	Prohibition of rendering of certain non-audit services by auditors and prior approval of audit services.
Section 203	Rotation of the audit partner.
Section 204	Auditor’s report to the audit committee.
Section 206

Prohibition on engaging as auditor any firm for which certain of the issuer’s officers (CEO, Controller, CFO, Chief Accounting Officer or any person otherwise in a financial reporting oversight role with the issuer) was an employee and participated in the issuer’s audit in the preceding year.

Section 301	Standards relating to audit committees (including independence).
Section 302 and 906	Certification of Form 20-F by the CEO and CFO.
Section 303	Prohibition of exercising improper influence on audits by directors and officers or any other person acting under their direction.
Section 304	CEO and CFO disgorgement of incentive compensation following restatement of financial reports.
Section 306	Prohibition of certain transactions by insiders during certain blackout periods.
Section 307	Professional liability and reporting duties by the issuer’s attorneys regarding potential breaches of securities laws and fiduciary duties.
Section 402	Prohibition on issuer loans to directors and executive officers.
Section 406	Disclosure of whether or not the issuer has a code of ethics (and if not, why not) and of any amendments or waivers to said code of ethics.
Section 407	Disclosure of whether the issuer has an audit committee financial expert (and if not, why not).

•                  In addition, the Company is subject to the following rules provided for in Section 303A.00 on Corporate Governance Standards of the Listed Company Manual, approved by NYSE(5), which are fully complied by PT:

Section 303A

Mandatory rules

Foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c).

Section 303A.06	Issuers must have an audit committee that satisfies the requirements of Rule 10A-3.
Section 303A.11	Foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.
Section 303A.12(b)	The CEO must promptly notify the NYSE in writing after any executive officer of the issuer becomes aware of any material non-compliance with the applicable rules set forth in Section 303A.
Section 303A.12(c)

The issuer is required to submit to the NYSE an executed annual Written Affirmation, as well as an interim Written Affirmation whenever the composition of the board of directors or of any other committee subject to Section 303A is changed.

•                  Pursuant to Section 301 of SOX and of Section 303A.06 of NYSE, PT shall comply with Rule 10A-3 on listing standards relating to audit committees, approved by SEC(6).

(3) Available at http://www.pcaobus.org/About_the_PCAOB/Sarbanes_Oxley_Act_of_2002.pdf.

(4) Available at www.sec.com.

(5) Available at: http://www.nyse.com/lcm/subsection_3_303A_00.shtml?printable=yes&title=303A.00.

(6) Available at: http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=7adb3549cb4278e99c7427fb32dd5b51&rgn= div8&view=text&node=17:3.0.1.1.1.1.58.85&idno=17

43

•                  In this context, the Company has established an audit committee in full compliance with the following provisions set forth in Rule 10A-3 (opting out of the exemptions foreseen therein for foreign private issuers):

Rule 10A-3	Standards applicable to the audit committee
Paragraph (b)(1)(i)	Each of the audit committee members shall be independent and comprise the issuer’s board of directors.

Paragraph (b)(1)(ii)

In order to be deemed as independent, the audit committee member shall not, unless in his/her capacity as a member of the audit committee, of the board of directors or of any other board committee:

(a)  Accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, unless otherwise provided in the exceptional situations foreseen in this Rule; or

(b) Be an affiliated person, as defined in this Rule, of the issuer or any subsidiary thereof.

Paragraphs (b)(2) and(3)

The audit committee is directly responsible for:

(a)  The appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and each such registered public accounting firm must report directly to the audit committee;

(b) Establishing procedures for the (i) receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (ii) confidential and anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Paragraphs (b)(4) and (5)	Autonomy in the engagement of advisors and the provision of funding to the audit committee.

44

Appendix II

Code of Ethics

The PT Group’s Code of Ethics applies to all employees in order to guarantee a set of common ethical standards for all the Group’s companies. Its update and implementation are permanently monitored by the Corporate Governance Committee.

The goals, values and rules listed in the Code of Ethics incorporate the PT Group’s culture, which should preside over the professional conduct of all those who work at its companies and imposes its disclosure with investors, customers, suppliers, regulatory authorities and competitors.

In order to pursue such goals and values, all employees and agents of PT should guide their actions by the following rules as better expressed on the text of the Code of Ethics:

•                  Protection of shareholder rights and interests;

•                  Safeguard of assets in the course of the company’s business;

•                  Duty to undertake a loyal behaviour towards the PT Group, by promoting its prestige;

•                  Protection of confidentiality and professional secrecy as to any information obtained in carrying out business, including after termination of duties;

•                  Compliance with the liability limits assigned to each employee;

•                  Good governance, with care and transparency in the management of the PT Group companies;

•                  Duty to scrupulously comply with the applicable legal and regulatory rules;

•                  Duty to communicate conflicts of interest and refrain from exercise of functions that may put compliance with the PT > Group employee duties in question;

•                  Duty not to accept or resort to unlawful offers or advantages;

•                  Transaction limitation as to securities issued by a PT Group company where an employee is in possession of sensitive or inside information;

•                  Duty to refrain from participating in transactions under conditions other than usual market conditions with entities having trade relations with the PT Group;

•                  Contribution to the creation of a good inter-persons relationship within the PT Group;

•                  Duty to show high professionalism, respect, honesty, good faith and courtesy when dealing with the customer, by acting notably in such a way as to provide the customer with an efficient assistance and support service;

•                  Negotiation with suppliers always in observance of the good faith principle and duty to fully honour all commitments to suppliers;

•                  Compliance with competition rules and promotion of a good relationship with competitors;

•                  Duty to cooperate with regulatory authorities;

•                  Compliance with the principle of equal opportunities and appreciation of professional careers and merit;

•                  Advancement of safety and welfare at work;

•                  Rules of conduct as to press releases and advertising;

•                  Undertaking social responsibility with the communities where the PT Group’s corporate businesses are carried out, in order to contribute to their progress and wellbeing.

The full text of the PT Group Code of Ethics is available for consultation on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office

Code of Ethics for Senior Financial Officers

The Board of Directors has approved the “Code of Etichs for Senior Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT Group employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets related to one of the entities that composes the PT Group.

45

The Code of Ethics for Senior Financial Officers reinforces the principles of honesty and responsibility and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the laws applicable to the PT Group and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees through the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Proceedings implemented by PT for compliance with the rules applicable to Related Party and Officers Transactions

In order to fulfil the legal and regulatory requirements applicable to the Company concerning Related Party and Officers Transactions, PT has adopted a set of procedures aiming at fully complying with such rules.

a) Transactions by Corporate Officers

In 2006, the transactions by the PT Group’s corporate officers were regulated through a Regulation by the Group’s Officers, which replaced the former Regulation on Transactions for the account of Senior Managers.

This Regulation was issued in line with the amendments implemented by Decree-Law no. 52/2006 of 15 March to the Portuguese Securities Code, notably aiming at extending the objective and subjective scope of the matters and definitions specified under the applicable legal and regulatory rules in order to complete the system of rules on Corporate Governance and good conduct practices that were already implemented by PT in order to strengthen the market abuse prevention.

However, in 2008, the Company thought it should review such document to adjust its rules to the new conditions and to make swifter the insertion of data in the database implemented by the Securities Market Commission for this purpose. In particular, it was taken into account that since the approval of such Regulation several facts occurred having an effect on the PT Group’s structure, specially the spin-off of its subsidiary PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (currently, ZON Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.).

In this way, such amendment implements the means for compliance with the legal obligations of communication, by the PT Group corporate officers, of the transactions carried out with their participation.

Transactions by corporate officers are disclosed at the CMVM Information Disclosure System as provided for under the applicable law and regulations.

b) Related Party Transations

The Company has in force, since 2006, a Regulation on Transactions with Related Parties aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation pursues a double purpose: (1) permitting PT’s financial statements to evidence, if and where applicable, the possibility that the Company’s financial position and results are affected by the existence of related parties and by transactions and pending balances for the same; and (2) safeguarding PT’s interest in potential conflict of interest situations vis-à-vis the interests of persons or entities understood as having the possibility of influencing, either directly or indirectly, its management.

However, the Company understood it should reformulate some procedures regarding transactions with related parties, and new rules were approved by the Board of Directors on 31 January 2008.

Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving a preliminary stage of definition, identification and transparency in the transaction decision-making process, to culminate in the disclosure of relevant transactions according to the Portuguese Securities Code rules and with the Portuguese Securities Commission (CMVM) and United States Securities and Exchange Commission (SEC) regulations.

Transactions with related parties are identified as established by law and are disclosed in the annual and interim financial information.

46

Appendix III

Functions performed by members of the management in other companies

The functions performed by each of the directors in other companies are as follows:

Henrique Granadeiro _ Functions in other PT Group companies: Chairman of the Board of Directors of PT Rede Fixa, SGPS, S.A. | Chairman of the Board of Directors of Fundação Portugal Telecom || Functions in other entities: Chairman of the General Board of the University of Lisbon | Director of OPWAY, SGPS S.A. | Member of the Strategy Council of Banco Finantia | Chairman of the Board of the Portuguese-Chinese Chamber of Commerce and Industry | Member of the General Council of COTEC Portugal – Associação Empresarial para a Inovação | Non-executive Director of Fundação Eugénio de Almeida | Member of the Council of Founders of Fundação Casa da Música | Member of the Board of Directors of Fundação Portugal África | Vice-Chairman of the Board of ELO – Associação Portuguesa para o Desenvolvimento Económico e a Cooperação.

Zeinal Bava _ Functions in other PT Group companies: Chairman of the Board of Directors of PT Portugal, SGPS, S.A. | Chairman of the Board of Directors of PT Comunicações, S.A. | Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A. | Chairman of the Board of Directors of PT Centro Corporativo, S.A. | Chairman of the Board of Directors of PT – Sistemas de Informação, S.A. | Chairman of the Board of Directors of Portugal Telecom Inovação, S.A. | Chairman of the Board of Directors of PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. | Chairman of the Board of Directors of PT Móveis – Serviços de Telecomunicações, SGPS S.A. | Chairman of the Board of Directors of Portugal Telecom – Investimentos Internacionais, Consultoria Internacional, S.A. | Chairman of the Board of Directors of PT Participações, S.A. | Chairman of the Board of Directors of PT Ventures, SGPS, S.A. | Chairman of the Board of Directors of Fundação Portugal Telecom | Director of PT Rede Fixa, SGPS S.A. || Function in other entities: Not applicable

Luís Pacheco de Melo _ Functions in other PT Group companies: Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. | Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A. | Chairman of the Board of Directors of PT Contact – Telemarketing e Serviços de Informação, S.A. | Chairman of the Board of Directors of PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A. | Chairman of the Board of Directors of Previsão – Sociedade Gestora de Fundos de Pensões, S.A. | Chairman of the Board of Directors of PT-ACS – Associação de Cuidados de Saúde | Director of PT Compras – Serviços de Consultoria e Negociação, S.A. | Director of PT Centro Corporativo, S.A. | Director of PT Rede Fixa, SGPS, S.A. | Director of PT Móveis – Serviços de Telecomunicações, SGPS S.A | Director of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A. | Director of PT Participações, S.A. | Director of PT Ventures, SGPS S.A. | Member of the Board of Directors of Vivo Participações, S.A. | Member of the Board of Directors of Brasilcel | Member of the Board of Directors of Telemig Celular Participações, S.A. | Member of the Board of Directors of Telemig Celular, S.A. | Director of Africatel Holdings B.V. | Director of Unitel, SARL || Functions in other entities: Not applicable.

António Caria _ Functions in other PT Group companies: Chairman of the Board of Directors of PT Compras – Serviços de Consultoria e Negociação, S.A. | Director of Portugal Telecom, Inovação, S.A || Functions in other entities: Chairman of the General Meeting of Associação Portuguesa de Qualidade since 2006

Rui Pedro Soares _ Functions in other PT Group companies: Director and Chief Executive Officer of Portugal Telecom Imobiliária, S.A. | Director of Africatel Holdings, BV | Chairman of the Board of Directors of Timor Telecom, S.A. | Chairman of the Board of Directors of TPT Telecomunicações Públicas de Timor, S.A. || Functions in other entities: Vice-Chairman of AIP – Associação Industrial Portuguesa | Chairman of APAN – Associação Portuguesa de Anunciantes | Member of the Board of Associação Comercial do Porto

José Maria Alvarez-Pallette _ Function in other PT Group companies: Not applicable || Functions in other entities: Chairman of the Board of Directors of Telefónica Internacional S.A. | Chairman of the Supervisory Board of Brasilcel N.V. | Vice-Chairman – Director of Telecomunicações de São Paulo S.A. | Vice-Chairman – Director of Telefónica Móviles México S.A. | Director of Telefónica del Perú S.A., Telefónica Larga Distancia de Puerto Rico, Colombia Telecom, S.A., Telefónica Internacional Chile S.A. and Telefónica Datacorp S.A. | Alternate Director of Telefónica Móviles Colombia S.A., Telefónica Móviles Chile, S.A., Compañía de Telecomunicaciones de Chile S.A. (CTC) and Telefónica Argentina, S.A.

Franquelim Alves _ Functions in other PT Group companies: Not applicable || Functions in other entities: Not applicable

47

Francisco Manuel Marques Bandeira _ Functions in other PT Group companies: Not applicable. || Functions in other entities: Chairman of the Board of Directors of Banco Português de Negócios S.A | Executive Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. | Non-Executive Vice-Chairman of the Board of Directors of Banco Comercial e de Investimentos, SARL (Moçambique) | Chairman of the Board of Caixa Geral de Aposentações, I.P. | Non-Executive Director of Grupo Pestana Pousadas Group | Non-Executive Director of AdP—Águas de Portugal, SGPS, S.A. | Non-Executive Director of Visabeira, SGPS, S.A.

José Xavier de Basto _ Functions in other PT Group companies: Not applicable || Function in other entities: Member of the Centre of Studies of the Câmara dos Técnicos Oficiais de Contas (CTOC) | Member of the Privatisations Permanent Committee (Comissão Permanente das Privatizações)

Fernando Soares Carneiro _ Funções in other PT Group companies: Not applicable || Functions in other entities: Member of the Board of Directors ando f the Executive Committee of REN SGPS S.A.

Luís de Azevedo Coutinho _ Function in other PT Group companies: Not applicable || Functions in other entities: Chairman of the Audit Committee of Fund Box SGFII | Business Consultant

Santiago Fernández Valbuena _ Functions in other PT Group companies: Not applicable || Functions in other entities: Chief Financial Officer of Telefónica, S.A. | Chairman of the Board of Directors of Fonditel | Member of the Board of Directors of Ferrovial

João de Mello Franco _ Functions in other PT Group companies: Not applicable || Functions in other entities: Director and Chairman of the Audit Committee of EDP Renováveis, S.A. | Member of the General Board of Instituto Português de Auditoria Interna (IPAI)

Joaquim Goes _ Functions in other PT Group companies: Not applicable || Functions in other entities: Director of Banco Espírito Santo, S.A. | Director of ESDATA, Espírito Santo Data, SGPS S.A. | Director of E.S.VENTURES, SCR, S.A. | Director of BES-Companhia de Seguros, S.A. | Director of Glintt, Global Intelligent Technologies, SGPS S.A.

Gerald McGowan _ Functions in other PT Group companies: Not applicable || Functions in other entities: Not applicable |

Rafael Luís Mora Funes _ Functions in other PT Group companies: Not applicable || Functions in other entities: Vice Chairman of the Board of Directors / COO of Ongoing Strategy Investments, SGPS S.A. | Vice Chairman of the Board of Directors of Grupo Económica, SGPS S.A. | Member of the Compensation Committee of Grupo Impresa and of Grupo Privado Português | Vice-Chairman of Grupo Score and of Score Media in Angola | Member of the Supervisory Board of INDEG–ISCTE Business School | Member of the Board of Automóvel Clube de Portugal | Managing Partner of Heidrick & Struggles

Amílcar de Morais Pires _ Functions in other PT Group companies:Not applicable || Functions in other entities: Director of Banco Espírito Santo, S.A. | Director ofBES-Vida, Companhia de Seguros, S.A. | Director of Banco Espírito Santo de Investimento, S.A. | Chairman of the Board of Directors of Bank Espírito Santo (International) Limited | Chairman of the Board of Directors of BIC – International Bank, Ltd (BIBL) | Director of ESAF – Espírito Santo Activos Financeiros, SGPS, S.A. | Director of Espírito Santo PLC (Dublin) | Director of Banco Espírito Santo Oriente, S.A. | Director of BES Finance Limited

Francisco T. Pereira Soares _ Functions in other PT Group companies: Not applicable || Functions in other entities: Chairman of the Environment Committee of CEEP – Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels | Consultant to Parpública, S.A.

Jorge Tomé _ Functions in other PT Group companies: Not applicable || Functions in other entities: Director of Caixa Geral de Depósitos, S.A. | Chairman of the Board of Directors of Caixa – Banco de Investimento, S.A. | Chairman of the Board of Directors of Gerbanca, SGPS, S.A. | Director of Banco Comercial e de Investimentos, S.A. | Chairman of the Board of Directors of TREM – Aluguer de Material Circulante, ACE | Chairman of the Board of Directors of TREM II – Aluguer de Material Circulante, ACE |

Nuno de Almeida e Vasconcellos _ Functions in other PT Group companies: Not applicable || Functions in other entities: Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS, S.A. | Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS, S.A. and of the majority of its subsidiaries | Chairman of the Board of Directors of Insight Strategic Investments, SGPS, S.A. | Chairman of Heidrick & Struggles in Portugal | Vice-Chairman of the Council of Economic Cooperation of Instituto Luso-Árabe para a Cooperação | Chairman of the Supervisory Board of Círculo de Amizade Portugal-Marrocos | Member of the Board of Automóvel Clube de Portugal | Member of the Consultive Council of the INDEG-ISCTE Executive MBA | Secretary of the Supervisory Board of Associação de Amizade Portugal-EUA | Member of the Supervisory Board of Associação Pró-Infância Santo António de Lisboa

Thomaz Paes de Vasconcellos _ Functions in other PT Group companies: Not applicable || Functions in other entities: Managing Partner of TPV – Consultoria e Gestão, Lda., since 1989

48

Professional qualifications and professional activities performed during the last 5 years

Henrique Granadeiro _ Portuguese, 65 years old.

Elected for the first time in 2003. Former term of office ended on 31 December 2005 and was re-elected in 2006 | Chief Executive Officer of Portugal Telecom, SGPS S.A. from 2006 to 2008 | Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 to 2008 | Chairman of the Board of Directors of PT Centro Corporativo, S.A. from 2006 to 2008 | Chairman of the Board of Directors of PT Portugal, SGPS S.A. from 2006 to 2007 | Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 to 2008 | Non-Executive Member of the Board of Directors of OPCA – Obras Públicas e Cimento Armado, S.A. from 2005 to 2007 | Member of the Board of Directors of Espírito Santo Resources from 2005 to 2007 | Chairman of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2006 to 2007 | Executive Director of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2002 to 2006 | Non-Executive Director of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., in 2001 | Chief Executive Officer of Lusomundo Media, SGPS, S.A. from 2002 to 2004 | Chief Executive Officer of Diário de Notícias from 2002 to 2004 | Chief Executive Officer of Jornal do Fundão from 2002 to 2004 | Chief Executive Officer of Jornal de Notícias from 2002 to 2004 | Chief Executive Officer of TSF from 2002 to 2004 | Chief Executive Officer of Açoreana Oridental from 2002 to 2004 | Chief Executive Officer of DN da Madeira from 2002 to 2004 | Chairman of the Board of Directors of Aleluia – Cerâmica Comércio e Indústria, S.A. from 2000 to 2004 | Member of the Board of Directors of Aleluia – Cerâmica Comércio e Indústria, S.A. from 2004 to 2007 | Member of the Board of Directors of Parfil SGPS, S.A. from 2001 to 2004 | Chairman of the Board of Directors of Margrimar - Mármores e Granitos S.A. from 1999 to 2005 | Chairman of the Board of Directors of Marmetal – Mármores e Materiais de Construção, S.A. from 1999 to 2005 | Member of the Board of Directors of Controljornal SGPS, S.A. from 1990 to 2001 | Member of the Board of Directors of Sojornal – Sociedade Jornalística e Editorial S.A. from 1990 to 2001 | Director of Marcepor – Mármores e Cerâmicas de Portugal, S.A. in 1990 | Chairman of Fundação Eugénio de Almeida from 1989 to 1992 | Chairman of IFADAP – Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990 | Managing Director of Fundação Eugénio de Almeida from 1981 to 1987 | Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981 | Member of the Board of Directors of Standard Eléctrica during 1981 | Portuguese Ambassador to the OECD from 1979 to 1981 | Head of the Civil House of the President of the Republic of Portugal from 1976 to 1979 | He has a degree in Corporate Organization and Business Administration by the Instituto Universitário de Évora (Sociology Department).

Zeinal Bava _ Portuguese, 43 years old.

Elected for the first time in 2000. Former term of office ended on 31 December 2005 and was re-elected in 2006 | Chief Executive Officer of TMN – Telecomunicações Móveis Nacionais, S.A. from December 2005 to May 2006 | Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 to June 2008 | Chairman of the Board of Directors of Previsão – Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 to October 2007 | Member of the Board of Directors of Brasilcel, NV from December 2002 to October 2007 | Chief Executive Officer of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 to September 2007 | Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 to September 2007 | Chairman of the Board of Directors of PT Conteúdos – Actividade de Televisão e de Produção de Conteúdos, S.A. until September 2007 | Vice-Chairman of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 to September 2007 | Chairman of the Board of Directors of Lusomundo Cinemas, S.A. until September 2007 | Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A. until September 2007 | Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. until September 2007 | Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. from April 2004 to April 2006 | Chairman of the Board of Directors of PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 to 2006 | Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 to April 2006 | Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 to April 2006 | Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 to December 2005 | Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 to May 2005 | Member of the Board of Directors of PT Compras – Serviços de Consultoria e Negociação, S.A. from May 2003 to 2005 | Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 to 2005 | Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to 2005 | Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 to 2005 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 to 2005 | Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 to March 2004 | Member of the Board of Directors of BEST – Banco Electrónico de Serviço Total, S.A. from May 2001 to October 2004 | Member of the Board of Directors of Telesp Celular Participações, S.A. from April 2001 to December 2003 | Vice-Chairman of PT Ventures, SGPS, S.A. from 2000 to 2002 | Merrill Lynch – Executive Director and Relationship Manager for Portugal Telecom, from 1998 to 1999 | Deutsche Morgan Grenfell – Executive Director and Relationship Manager for Portugal Telecom from 1996 to 1998 | Warburg Dillon Read – Executive Director from 1989 to 1996 | He has a degree in Electronic and Electrotechnical Engineering by the University College, London.

Luís Pacheco de Melo _ Portuguese, 42 years old.

Elected for the first time in 2006 | Non-Executive Director of BEST – Banco Electrónico de Serviço Total, S.A. until 2007 | Executive Director of PT Multimédia – Serviços de Telecomunicações e Multimedia, SGPS, S.A. from June 2002 to April 2006 | Director of Cabo TV Madeirense, S.A. from April 2004 to September 2006 | Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 to October 2007 | Director of TV Cabo Portugal, S.A. from 2002 to 2006 | Director of Lusomundo Audiovisuais, S.A. from 2002 to 2006 | Director of Lusomundo Cinemas, S.A. from 2002 to 2006 | Director of Lusomundo – Sociedade de Investimentos Imobiliários, SGPS, S.A. from March 2006 to March 2007 | Director of Lusomundo Imobiliária 2, S.A. from March 2006 to March 2007 | Director of PT Conteúdos S.A. from 2002 to 2006 | Director of PT Televisão por Cabo, SGPS, S.A. from 2002 to 2006 | Director of Sport TV from June 2002 to November 2005 | Director of Lusomundo España, SL from February 2003 to April 2006 | Central Manager and invited member of the Executive Committee of BES Investimento from 1998 to 2002 | Associate and Director of UBS Warburg from 1994 to 1998 | He has a degree in Civil Engineering by the Instituto Superior Técnico with an MBA by IESE Barcelona.

49

António Caria _ Portuguese, 56 years old.

Elected for the first time in 2006 | Chairman of the Board of Directors of PT Contact from 2006 to 2008 | Director of Cabo TV Açoreana, S.A. from 2004 to September 2007 | Executive Director of TV Cabo Portugal from 2002 to 2006| Chief Executive Officer and, later, Managing Director of TV Cabo Tejo from 1998 to 2002 | Managing Director of TV Cabo Lisboa from 2000 to 2002 | Chief Executive Officer of TV Cabo Sado from 1996 to 1997 | Director of Inesc from 1997 to 2006 | Member of the Board of Fundação Cultursintra from 1999 to 2002 | Member of the Associação Empresarial de Setúbal (AERSET) from 1996 to 1998 | Executive Director of Portugal Telecom, S.A from 1995 to 1996 | Regional Manager of Telecom Portugal from 1990 to 1995 | National Representative in International Telecommunications Standards Organisations (CEPT and CCITT) from 1984 to 1990 | Engaged to CTT Telecomunicações in 1978 and specialising in Automatical, Analogical and Digital Switching, he was responsible for the National Switching Technical Planning at the Engineering Division from 1983 to 1987, and responsible for the first technical-commercial department at the Commercial Division from 1987 to 1989 | Trainee Engineer at RARET, EDP and at the technical and professional teaching at the Ministry of Education, from 1975 to 1978 | He was granted the title of Specialist in Telecommunications by the Ordem dos Engenheiros in 2002. | Commendator of Ordem de Mérito de Pedro Álvares Cabral since 2006 | He has a degree in Electrotechnical, Electronic and Telecommunications Engineering by the Instituto Superior Técnico (1975) | Project Leader by Teleskolan-Sweden in 1984 | Post-Graduation in Business Administration by the ISCTE in 1988 and by Universidade Nova de Lisboa (1994).

Rui Pedro Soares _ Portuguese, 36 years old.

Elected for the first time in 2006 | Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A., from 2006 to 2007 | Executive Director of PT Compras – Serviços de Consultoria e Negociação, S.A. from 2005 to 2006 | Consultant to the Board of Directors of PT Multimédia–Serviços de Telecomunicações e Multimédia, SGPS, S.A., in the Business Intelligence, Evaluation of Service Quality, Safety and Management of Real Estate, from 2001 to 2004 | Executive in Business Intelligence and Competitive Analysis at Banco Cetelem, Grupo Banque National de Paris/Paribas, from 2000 to 2001 | Assistant of the Socialist Group at the European Parliament from 1998 to 2000 | He has a degree in Marketing Management by IPAM - Instituto Português de Administração de Marketing.

José Maria Alvarez-Pallette _ Spanish, 45 years old

Elected for the first time in 2008 | He started his career at Arthur Young Auditors in 1987 and at Benito&Monjardin/Kidder, Peabody & Co. in 1988, where he had duties in financial departments. Chief Financial Officer of Telefónica Internacional in February 1999. Chief Financial Officer of Telefónica, S.A. in September 1999. Chairman of the Board of Directors of Antares, Fonditel, Telfisa and Telefónica North América; Vice-Chairman of the Board of Directors of T.Perú; Member of the Board of Directors of Cemex Singapur, Admira Media, Inmobiliaria Telefónica, TPI, Telefónica Móviles, Telefónica de España, Telefónica Holding Argentina, Telefónica Larga Distancia de Puerto Rico, Telefónica O2 Europe, Member of the Supervisory Board of Cesky Telecom and Director of China Telecom. He has a degree in Economics by Complutense University, Madrid. He attended the economics courses at Université Libre, Belgium. Post-Graduation at the International Management Program, at the Instituto Panamericano of High-Management of Companies (IPADE). “Advanced Research Certificate from the Accounting, Financial Administration and Economy Department” from Complutense University Madrid.

Franquelim Alves _ Portuguese, 54 years old.

Elected for the first time in 2006 | Director of SLN–Sociedade Lusa de Negócios, SGPS S.A., from January 2008 to October 2008 | Director of Grupo Cinveste, between 2006 and 2007 | Chairman of the Board of Directors and Chief Executive Officer of IGCP – Instituto de Gestão do Crédito Público from 2004 to 2006 | Assistant Secretary of State to the Minister of Economy from 2003 to 2004 | Chairman of the Board of Directors of SIMAB – Sociedade Instaladora de Mercados Abastecedores, S.A. from 2002 to 2003 | Chief Financial Officer of Grupo Lusomundo from 2000 to 2003 | Director of Lusomundo, SGPS, S.A., Lusomundo Net, Diário de Notícias, Lusomundo Media, SGPS, S.A. and Lusomundo Audiovisuais, SGPS, S.A. from 2000 to 2003 | Director of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2000 to 2002 | Financial Officer of Jerónimo Martins SGPS between 1996 and 2000 | Chief Financial Officer of Lusomundo from1992 to 1996 | He has a degree in Economics by the ISE - Instituto Superior de Economia. MBA in Finance by Universidade Católica. Wharton School Advanced Management Program, University of Pennsylvania.

Francisco Bandeira _ Portuguese, 51 years old

Elected for the first time in 2008 | Chairman of the Board of Directors of Banco Caixa Geral from January to December 2008 | Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, S.A. from October 2006 to March 2008 | Director of Caixa Geral de Depósitos S.A. from 2005 to 2008 | Chairman of the Board of Directors of Caixa Leasing e Factoring—Instituição Financeira de Crédito, S.A. from 2006 to 2008 | Non-Executive Director of RAVE from 2001 to 2002 | Non-Executive Director of FIEP from 1997 to 2001 | Vice Chairman of the Board of Directors of ICEP from 1996 to 2000 | Membro of the committees for EXPO 98 and for the Pavilhão de Portugal, from 1996 to 1999 | Officer, Sub-manager, Assistant-manager, Manager and Coordinating Manager of Banco de Fomento e Exterior, from 1988 to 1996 | Assistant to the Coordination Committee of the Portuguese Central Territory (Assessor da Comissão de Coordenação da Região Centro), in the PIDR for Baixo Mondego, from 1986 to 1988 | Officer at the IFADAP, from 1981 to 1986 | Lecturer in special education school (Ensino Especial), from 1975 to 1979 | He has a degree in Economics by the Coimbra University.

José Xavier de Basto _ Portuguese, 70 years old

Elected for the first time in 2007 | Tax Consultant | Retired lecturer at the Faculty of Economics of Coimbra University | He has a Law degree by Coimbra University (1960). Complementary Course in Political Economic Sciences (1961).

50

Fernando Soares Carneiro _ Portuguese, 58 years old.

Elected for the first time in 2006 | Member of the Board of Directors ando f the Executive Committee of REN SGPS S.A. since 2007 | Between 2003 and 2006, economy adviser at the Portuguese Embassy in London and representative of Portugal at the International Organizations of Base Products | Between 2002 and 2003, consultant | Chairman of the Board of Directors of Somincor, Sociedade Mineira de Neves-Corvo, S.A, from 1998 to 2002 | Chairman of the Board of Directors of EDM – Empresa de Desenvolvimento Mineiro, S.A. from 1998 to 2002 | Director of the International Copper Association from 1998 to 2002 | Director of the European Bank for Reconstruction and Development from 1993 to 1998 | Director of the World Bank Group from 1989 to 1993 | He has a degree in Mining Engineering by the Instituto Superior Técnico, Universidade Técnica de Lisboa.

Luís de Azevedo Coutinho _ Portuguese, 48 years old.

Elected for the first time in 2006 | Invited Assistant Professor at the Faculty of Economics, Universidade Nova de Lisboa, from 1985 to 2008 | Member of the Audit Committee of PT, SGPS S.A., from 2006 to 2007 | Director and Member of the Audit Committee of EDP – Energias de Portugal, S.A. from May 2003 to 2006 | Director of AMEC – Associação Música, Educação e Cultura from 2003 to 2005 | Consultant to the Municipality of Lisbon (“Câmara Municipal de Lisboa”), from 2002 to 2003 | Director of Valora - Serviços de Apoio à Emissão Monetária, S.A., from 1999 to 2002 | Consultant to the Board of Abrantina Group from 2000 to 2007 | Director of Grupo Abrantina from 1991 to 1999 | Consultant to the Bank of Portugal, Fundação Calouste Gulbenkian and IPE | He has a degree in Business Management and Administration by Universidade Católica. MBA by Universidade Nova de Lisboa.

Santiago Fernández-Valbuena _ Spanish, 50 years old

Elected for the first time in 2008 | Chief Executive Officer of Fonditel (Pension Fund Management Company), Madrid from 1997 to 2002 | General Manager of Société Générale Equities Spain, Madrid from 1994 to 1996 | Head of Equity Sales and Research, Beta Capital, Madrid from 1992 to 1994 | Chief Economist and Head of Research, Beta Capital, Madrid from 1989 to 1992 | He has a degree in Economic and Business Administration Sciences by Complutense University, Madird, 1980 | PhD in Economics, by Northeastern University Boston, 1984 | Master (MS) in Economic Policy and Planning, by Northeastern University Boston, 1983.

João de Mello Franco _ Portuguese, 62 years old.

Elected for the first time in 1997. Former term of office ended on 31 December 2005 and was re-elected in 2006 | Member of the General Board of Instituto Português de Auditoria Interna (IPAI) | Director of José de Mello Participações, SGPS, S.A. from 2002 to 2006 | Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 to 2004 | Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 to 2004 | Chairman of the Board of Directors of Imopólis (SGFII) from 2001 to 2004 | Chairman of the Board of Directors of Engimais from 2001 to 2004 | Member of the Board of Directors of International Shipowners Reinsurance Co from 1998 to 2005 | Member of the Senior Council of Portugal Telecom from 1996 to 1997 | Chairman of the Board of Directors of Soponata – Sociedade Portuguesa de Navios Tanques, S.A. from 1997 to 2001 | Chief Executive Office and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997 | Chairman of the Board of Directors of Marconi from 1994 to 1995 | Chairman of the Board of Directors of Guiné Telecom from 1994 to 1995 | Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 to 1995 | Member of the Board of Directors of CN – Comunicações Nacionais, S.A. from 1993 to 1995 | Chairman of the Board of Directors of Associação Portuguesa para o Desenvolvimento das Comunicações from 1993 to 1995 | Chairman of the Board of Directors of TMN – Telecomunicações Móveis Nacionais, S.A. from 1991 to 1994 | Chairman of the Board of Directors of TLP – Telefones de Lisboa e Porto, S.A. from 1989 to 1994 | Manager of TDC – Tecnologia das Comunicações, Lda. from 1986 to 1989 | He has a degree in Mechanical Engineering by the Instituto Superior Técnico | Scholarship by Junta de Energia Nuclear for a specialization in Nuclear Power Plant Mechanical Technology | Additional Training in Strategic Management and High Business Management (PADE).

Joaquim Goes _ Portuguese, 42 years old.

Elected for the first time in 2000. Former term of office ended on 31 December 2005 and was re-elected in 2006 | Member of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from August 2002 to September 2007 | Director of Companhia de Seguros Tranquilidade-Vida, S.A. from 2002 to 2006 | Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A. from 2000 to 2006 | Member of the Board of Directors of BEST – Banco Electrónico de Serviço Total, S.A. from May 2001 to July 2007 | Manager of the Strategic Markting Department of Banco Espírito Santo, S.A. from 1995 to 1999 | Manager of the Strategic Planning and Studies Department of CIMPOR – Cimentos de Portugal, SA from 1994 to 1995 | Senior Consultant at Roland Berger & Partner, Munich from 1991 to 1993 | Consultant of Roland Berger & Partner, Portugal from 1989 to 1991 | He has a degree in Business Administration and Management | Specialization in Marketing and Finance, by Universidade Católica Portuguesa | MBA by INSEAD, Fontainebleau.

Gerald McGowan _ American, 62 years old.

Elected for the first time in 2003. Former term of office ended on 31 December 2005 and was re-elected in 2006 | Member of the Board of Directors of Virgina Center for Innovative Technology from 2004 to 2007 | United States Ambassador to Portugal from 1998 to 2001 | Member of the Board of Directors of “Overseas Private Investment Corporation” (OPIC) from 1996 to 1997 | Member of the Board of Directors of Virginia Port Authority from 2002 to 2003 | Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 to 1994 | He has a Law degree by Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968).

51

Rafael Luís Mora Funes _ Spanish, 43 years old.

Elected for the first time in 2007 | Director of PT Group | Vice Chairman of the Board of Directors of Ongoing Strategy | Vice Chairman of the Board of Directors of Grupo Económica | Member of the Compensation Committee of Grupo Impresa and of Grupo Privado Português | Member of the Supervisory Board of INDEG–ISCTE Business School | Vice Chairman of Grupo Score and of Score Media in Angola | Member of the Board of Automóvel Clube de Portugal | Managing Partner of Heidrick & Struggles in Portugal | He has a degree in Economics and Management.

Amílcar de Morais Pires _ Portuguese, 47 years old.

Elected for the first time in 2006 | Engaged to Banco Espírito Santo, Finance Department, in 1986 | Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989 | Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 to February 1992 | Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Socª until 1995 | Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES | Adivser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000 | General Manager of Banco Espírito Santo, S.A. in March 2003 | Director of Banco Espírito Santo, S.A. since March 2004. He has a degree in Economy Sciences by Universidade Católica Portuguesa.

Francisco T. Pereira Soares _ Portuguese, 59 years old.

Elected for the first time in 2006 | Director of Gadsa – Arquivo e Depósito, S.A. from October 2006 to October 2008 | Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 to 2006 | Chief Executive Officer of API Capital, Sociedade de Capital de Risco, S.A., from January 2003 to October 2004 | Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, S.A., from May 2004 to January 2005 | Director of NAER - Novo Aeroporto, S.A. from 2001 to 2002 | Director and Chief Executive Officer of I.P.E.–Tecnologias de Informação. SGPS S.A. from 2000 to 2001 | Executive Director of I.P.E. – Investimentos e Participações Empresariais, S.A. from 1996 to 2000 | Chairman of the Board of Directors of I.P.E. Capital, Sociedade de Capital de Risco, S.A. from 1996 to 2000 | Member of the Board of Ambelis – Agência para a Modernização Económica de Lisboa, S.A. from 1994 to 1996. He has an Economics degree by ISCEF (Universidade Técnica de Lisboa), 1972 | Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Massachusetts, EUA (1979) | Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Massachusetts, USA (1981).

Jorge Tomé _ Portuguese, 54 years old.

Appointed for the first time in 2002. Former term of office ended on 31 December 2005 and was re-elected in 2006 | Chief Executive Officer of Caixa – Banco de Investimento, S.A. from 2001 to 2007 | Non-Executive Director of Caixa Gestão de Patrimónios from 2001 to 2005 | Director of the Insurance Companies of Grupo BANIF: Açoreana, O Trabalho, O Trabalho Vida and Director of Pension and Mutual Funds managing companies from 1996 to 2001 | Partner at Coopers & Lybrand in Portugal from June 1995 to November 1996 | Manager of the International Division of Banco Pinto & Sotto Mayor, S.A., in 1995 | Director of Banco Pinto & Sotto Mayor from March 1994 to January 1995 | Executive Director of SULPEDIP, SA (currently PME Investimentos, S.A.) from June 1989 to March 1994 | Technical Officer at the Securities Directorate of Banco Pinto & Sotto Mayor in 1985 | Securities sub-manager and Manager of Banco Pinto & Sotto Mayor from 1986 to 1994 | Technical Officer of Coopers & Lybrand Lda., from 1980 to 1982 | Economist at the IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas e ao Investimento), from 1979 to 1980 | He has a degree in Business Organization and Administration by the ISCTE and an Applied Economy master by the Faculdade de Economia, Universidade Nova de Lisboa.

Nuno de Almeida e Vasconcellos _ Portuguese, 44 years old.

Elected for the first time in 2006 | From 1995 to 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles | Member of the Compensation Committee of a banking entity until 2007 | Manager of Andersen Consulting (currently Accenture) from 1987 to 1995 | He has a degree in Business Administration by the Curry College, Boston.

Thomaz Paes de Vasconcellos _ Portuguese, 51 years old.

Elected for the first time in 2003 | Former term of office ended on 31 December 2005 and was re-elected in 2006 | General Manager and Member of the Board of Directors of Vendal, ALD, Sfac, Unirent from 1988 to 1998 | Controller at Hubbard Group from 1987 to 1988 | Senior Manager of Arthur Andersen & Co., from 1980 to 1987 | Chartered Accountant no. 561 since 1985| He has a degree in Business Management and Administration by Universidade Católica Portuguesa, 1980.

52

Appendix IV

Statement of the Compensation Committee on the remuneration policy of Portugal Telecom, SGPS, S.A.’s Members of the Board of Directors and of the Audit Committee

Whereas:

1.               Pursuant to Recommendation II.1.5.2 of the Corporate Governance Code, approved by the Portuguese Securities Exchange Commission (“Comissão do Mercado de Valores Mobiliários” or “CMVM”), in September 2007 and in view of strengthening the transparency in the decision making process over remunerations, the compensation committee shall submit to the annual general shareholders meeting for its consideration a statement on the remuneration policy of the managing and supervisory bodies;

2.               Within such general meeting shall be presented to the shareholders at least the proposed criteria and main factors to be used in the assessment of the performance for the purpose of determining the variable remuneration, including either share bonuses; share options, annual bonuses or other awards;

3.               As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of Portugal Telecom, SGPS, S.A. (“PT SGPS” or the “Company”) is responsible for providing its opinion and presenting to the Compensation Committee the annual statement on the remuneration policy of the managing and supervisory bodies, to be submitted by the Compensation Committee to the General Shareholders Meeting;

4.               Considering the ending of the actual term of office (2006-2008) of the current PT SGPS’ corporate bodies, including the Compensation Committee, this statement on the remuneration policy is made by reference to the financial year ended on December 31st, 2008, which is the only complete financial year in which such Committee has performed its functions since its election in the General Shareholders Meeting held on June 22nd, 2007.

Pursuant to the abovementioned Recommendation II.1.5.2 of CMVM, PT SGPS’ Compensation Committee hereby submits to the Annual General Shareholders Meeting for its consideration the following statement on the remuneration policy of the managing and supervisory bodies made by reference to the financial year ended on December 31st, 2008, which includes the following models drawn up and implemented in line with the best national and international practices:

I.                 Remuneration policy for the non-executive members of the Board of Directors, including the members of the Audit Committee:

In 2008, the remuneration of the non-executive members of the Board of Directors, including the members of the Audit Committee was determined on the basis of an inflexible model determined by an annual fee by the Compensation Committee, without attendance tickets. For the purpose of this fixed compensation applied to all non-executive members of the Board of Directors was considered whether or not each Board member performed functions in specialized committees of the Board of Directors (Audit Committee, Corporate Governance Committee and Evaluation Committee). Such additional amount of their fixed compensation is not cumulative should a member of the Board of Directors be a member of more than one committee.

In the abovementioned term of office (2006-2008), should the positions as Chairman and Chief Executive Officer be carried out by different persons the former would be entitled to a fixed annual remuneration equivalent to half of the remuneration of the Chief Executive Officer.

Since the current Chairman carried out both positions until March 28th, 2008, by analogy with previous cases, the Compensation Committee has decided to maintain the same fixed remuneration until the term of office.

In line with Recommendation II.1.5.1 of CMVM, although this remuneration policy being drawn up in view of allowing an alignment with the Company’s interests, no variable remuneration was established for the non-executive members of the managing body nor for the supervisory body.

53

II.             Remuneration policy of the executive members of the Board of Directors:

The remuneration of executive directors for 2008 took into account the short and medium term performance of PT Group, as well as such performance when compared to other companies of a similar dimension and business.

The remuneration of the executive Directors is composed of a fixed portion and a variable portion, where the latter may go up to 120% of the fixed remuneration on a yearly basis, and up to 50% of the fixed remuneration as a pluri-annual variable remuneration concept, of which criteria and main factors we identify below:

a. Fixed remuneration:

The value of the fixed remuneration of the executive directors was determined on the basis of a benchmark study. In this study, companies integrating the PSI20, IBEX35, CAC40, DJ Eurostoxx 50 were analyzed, as well as European telecommunications companies comparable to PT SGPS.

b. Variable remuneration:

The variable remuneration policy at PT SGPS takes into account the following principles:

•                  Pursuing and achievement of objectives through the quality, work capacity, dedication and business know-how;

•                  PT SGPS’ incentive and compensation policy shall capture and retain the “best professionals” within the market;

•                  Implementing a professionalized management approach based upon the definition and control the pursuance of ambitious (although achievable) and measurable goals on a yearly and pluri-annual (term of office) basis;

•                  Devolving a market oriented culture in line with its best practices, measured to the extent possible by a comparison of the company’s performance towards its goals vis a vis a benchmarking of its (national and international) reference market;

•                  Pursuing a high standard in the company’s management, through a set of entrepreneurial reference practices allowing the company’s business sustainability; For this purpose, shall be implemented a management philosophy with economic, environmental and social dimensions.

(i)             Annual Variable Remuneration

Taking in consideration PT SGPS’ practices and model in the last decade, the assessment of the performance of the Group’s executive directors was indexed, on a yearly basis, to the pursuance of objectives both at a Group level and at a business unit level. In 2008, this variable portion did not include share allotment nor stock option plans.

Thus being, in 2008, the Executive Directors’ goals and their subsequent incentives were subject to the following criteria:

•                  The economic performance of the Group, applicable on an equal basis to all members of the Executive Committee;

•                  The quantitative assessment of the individual performance, measured through the economic performance of their areas of activity.

The determination of the annual variable remuneration to be granted as a result of the performance in 2008 considered the following aspects:

•                  PT Total Shareholder Return ratio by the same concept of Group 2 of the DJ Stoxx Telecom Europe*, where the TSR is understood as the sum of the share price variation and the value of the dividend per share;

•                  The consolidated revenue growth delta as opposed to the same comparison group;

•                  EBITDA growth delta as opposed to the same comparison group;

•                  Cost control, OPEX reduction;

•                  Net profit and earning per share (EPS) growth.

* Group composed by the following operators KPN, Swisscom, Teliasonera, Belgacom, Telenor, Telekom Áustria and OTE.

54

(ii)          Pluri-annual variable remuneration

The determination of the pluri-annual variable remuneration was calculated each year and cumulatively over the duration of the term of office and paid at the end of the same if the weighed average of all indicators during the term of office is equal to or greater than 80% of the established goals. This yearly and cumulative calculation shall be based on the analysis of the following indicators:

•                  PT Group return on capital employed (“ROCE”) evolution versus the ROCE for Group 2 of the DJ Stoxx Telecom during that same period;

•                  Net profit and EPS growth in the period;

•                  PT TSR ratio versus the TSR ratio of the same abovementioned comparison group in the period;

•                  Evolution of PT SGPS’ sustainability Index according to the DJSI methodology;

•                  Evolution of the PT Group image taking into account the growth of the customer and employee satisfaction index;

•                  The fulfillment of strategic goals.

c.               Alignment of the directors’ interests with the Company’s interests

As described above, the annual and pluri-annual variable remuneration of PT SGPS’ executive directors in office in 2008 was subject to their performance, as well as to its sustainability and ability to achieve certain strategic goals of PT Group. Thus being envisaged contributing to optimize the long term performance and pursuing PT Group’s strategic goals as well as further aligning management interests with the Company’s and its Shareholders’ interests.

III.         Remuneration policy of the Chartered Accountant

[During the 2008 financial year, the Company’s Chartered Accountant was remunerated in accordance with the usual practices and conditions for similar services, further to its services agreement and the proposal of the Company’s Audit Committee.]

Lisbon, 20th February 2009

The Compensation Committee of PT SGPS

55

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.